As filed with the Securities and Exchange Commission on January 27, 2023

1933 Act File No. 333-252919

1940 Act File No. 811-23638

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
PRE-EFFECTIVE AMENDMENT NO.	☐
POST-EFFECTIVE AMENDMENT NO. 1	☒

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
AMENDMENT NO. 3	☒

THE FINITE SOLAR FINANCE FUND

(Exact name of Registrant as Specified in Charter)

2425 Olympic Boulevard, Suite 4020-W

Santa Monica, CA 90404

(Address of Principal Executive Offices)

415-966-2000

(Registrant’s Telephone Number, including Area Code)

Name and Address of Agent for Service:

Capitol Services, Inc.

1675 South State Street, Suite B

Dover, DE 19901

Copies of Information to:

Bo J. Howell

FinTech Law, LLC

6224 Turpin Hills Drive

Cincinnati, OH 45244

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 ("Securities Act"), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box)

☐	when declared effective pursuant to section 8(c) of the Securities Act
The following boxes should only be included and completed if the registrant is making the filing in accordance with Rule 486 under the Securities Act.
☐	immediately upon filing pursuant to paragraph (b)
☒	on January 27, 2023 pursuant to paragraph (b)
☐	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐	This Form is filing to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.
☐	This Form is a post-effective amendment files pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.
☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: __.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐	Business Development Company (closed-end company the intends or has elected to be regulated as a business development company under the Investment Company Act).
☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐	If an Emerging Growth Company, indicated by check mark if the registrant has elected not to use the extended transition period for complying with any new or revied financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement on Form N-2 of The Finite Solar Finance Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other changes to the Registrant’s Prospectus and Statement of Additional Information.

This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information relating to the Registrant.

The Finite Solar Finance Fund

Shares of Beneficial Interest

January 27, 2023

The Finite Solar Finance Fund (the “Fund”) is a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. The Fund is continuously offering common Shares of beneficial interest (the “Shares”) and operates as an “interval fund.”

Investment Objective. The Fund’s investment objective is to provide total return with an emphasis on current income. There can be no assurance that the Fund will achieve its investment objective.

Principal Investment Strategies. The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its Managed Assets (defined below), directly or indirectly, in alternative-lending related securities and other investments issued primarily for solar financing, including credit instruments related to the development, purchase, or installation of solar energy equipment or the purchase and lease of renewably generated electricity and securities of solar finance companies, specialty finance companies, and other solar industry participants (“Solar Finance Assets”). The Fund will primarily invest in Solar Finance Assets that are expected to generate interest or other streams of payments from consumers and commercial borrowers that have elected to finance the development, purchase, or installation of Solar Energy Systems (defined below) or that have committed to purchase solar-generated electricity, and from securities of Solar Loan Originators (defined below) and of certain other U.S. solar participants. The Fund may invest more than 25% of its total assets in Solar Loans originated by one or more Solar Loan Originators at any time, but will not invest more than 45% of its total assets in Solar Loans from any single Solar Loan Originator. The Fund’s assets will be allocated among Solar Finance Assets that the Finite Management, LLC (the “Adviser”) believes offer the potential for regular current yield. The Fund may also invest up to 20% of its Managed Assets in equity securities and convertible bonds of Solar Loan Originators or other solar participants.

All or substantially all of the securities in which the Fund invests are “restricted” securities, which means that they are subject to legal or contractual restrictions on transfer. Thus, there is generally a limited or no secondary market available for many of the securities in which the Fund invests.

The Fund is “non-diversified,” meaning that a larger portion of its assets may be invested in securities from a limited number of issuers than in a diversified fund. In addition, as a matter of fundamental policy, under normal circumstances, the Fund will concentrate its investments in alternative-lending related securities and other investments issued primarily for solar financing.

Risks. An investment in the Fund is speculative with a substantial risk of loss. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund. An investment in the Fund is not appropriate for all investors, and the Fund is not intended to be a complete investment program. See “Risk Factors” beginning on page 51 to read about the risks you should consider before buying the Fund’s Shares.

The Fund’s Shares are not listed on any securities exchange and no secondary market for the Shares exists or is expected to develop. In addition, the Fund’s investments in Solar Finance Assets may include Solar Loans (defined below) and other alternative lending-related securities and instruments, which have special risks as described on page 51 of the Prospectus.

Before investing, you should also consider the following factors:

●	An investment in the Fund is not suitable for investors who may need the money they invest in a specified time frame. You may not have access to the money you invest for an extended period.
●	The Fund has implemented a Share repurchase program, however, the Fund is not required to repurchase more than 5% of its outstanding Shares each quarter. Shares are not redeemable at a Shareholder’s option nor will they be exchangeable for Shares of any other fund. Investors should therefore consider Shares of the Fund to be an illiquid investment. You should not expect to sell your Shares (other than through the repurchase process), regardless of how the Fund performs.
●	Because you cannot sell your Shares at the time of your choosing or have them repurchased immediately, you will find it difficult to reduce your exposure during market volatility.
●	Although the Fund is not permitted to invest in loans that are of subprime quality at the time of investment, an investment in the Fund’s Shares should be considered speculative and involves a substantial degree of risk, including the risk of loss of investment. This is a fundamental policy of the Fund that cannot be changed without shareholder approval. However, some of the Fund’s unrated securities or instruments may be of credit quality comparable to securities rated below investment grade (also known as “junk bonds”), which are considered speculative. There can be no assurance that payments due on loans or other alternative lending-related securities in which the Fund will invest will be made.
●	At any given time, the Fund’s portfolio may be substantially illiquid and subject to increased credit and default risk. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.
●	The Fund intends to accrue and declare dividends daily and distribute them on quarterly; however, the amount of distributions that the Fund may pay, if any, is uncertain. The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds, and borrowings. All or a portion of any distribution be a return of capital and may result in potentially adverse tax consequences to the Fund or its shareholders.
●	If the borrower of the loan or other alternative lending-related security or instrument in which the Fund invests does not make its payments on a loan, the Fund might not recover any outstanding principal and interest due under such loan, and it may have limited recourse against the borrower or options to directly enforce its rights under the loan. The loans in which the Fund invests may be unsecured or undercollateralized, and it may be impracticable to commence a legal proceeding against the defaulting borrower.
●	Substantially all of the Solar Finance Assets in which the Fund invests will not be guaranteed or insured by a third party or will not be backed by any governmental authority.
●	Prospective borrowers supply a variety of information regarding income, occupation, and employment status (as applicable) to the alternative lending platforms that originate or source loans. As a general matter, platforms do not verify most of this information, which may be incomplete, inaccurate, false, or misleading. Prospective borrowers may misrepresent any of the information they provide to the platforms.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

As discussed below, Solar Loan Originators are usually non-traditional or alternative lenders. Unless the context suggests otherwise, all references to “alternative lending platforms” or “platforms” in this Prospectus apply to Solar Loan Originators. As described in more detail herein, alternative lending-related securities and instruments are loans originated through alternative lending platforms, or securities or other investments that provide the Fund with exposure to such loans or alternative lending platforms (collectively in this Prospectus, “alternative lending-related securities”).

The Fund expects to invest primarily in unrated securities. Although the Fund’s fundamental policy described above does not permit the Fund to invest in Solar Loans of subprime quality, some unrated securities or instruments purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization (“NRSRO”). In addition, the Fund may invest in securities or instruments that are rated below investment grade. Below investment-grade securities or instruments, which are often referred to as “junk” or “high yield,” have predominantly speculative characteristics because of the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. The Fund may also invest in both rated senior classes of asset-backed securities as well as unrated subordinated (“residual”) interests in pools of alternative lending securitizations. The Fund will not invest more than 25% of its Managed Assets (measured at the time of investment) in below-investment grade securities and instruments.

	Per Share	Total
Public offering price	At Current Net Asset Value	Unlimited
Sales Load	None	None
Proceeds to the Fund (before expenses)(1)	Amount Invested at Net Asset Value	Unlimited
(1)	Shares are being offered in a continuous offering at the Fund’s then-current net asset value (“NAV”) per Share.

Interval Fund/Repurchase Offers. The Fund operates as an “interval fund” pursuant to which it may conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding Shares at NAV, reduced by any applicable repurchase fee. Subject to applicable law and approval of the Board of Trustees (the “Board”), the Fund currently expects that quarterly repurchase offers will be for 5% of the Fund’s outstanding Shares at NAV, unless suspended or postponed in accordance with regulatory requirements. The Fund intends to begin repurchasing shares at the end of the second quarter following the effectiveness of this Registration Statement. If a repurchase offer is oversubscribed, Shareholders may only be able to have a portion of their Shares repurchased. Moreover, the Fund is not required to extend, and shareholders should not expect the Fund’s Board to authorize, repurchase offers in excess of 5% of outstanding shares. There is no assurance that you will be able to tender your Shares when or in the amount that you desire nor will Shares be exchangeable for units, interests or shares of any investment of the Fund or for any other fund. The Fund does not currently intend to list its Shares for trading on any national securities exchange. There is not expected to be any secondary trading market in the Shares. Although the Fund will make quarterly repurchase offers to repurchase a portion of the Shares to try to provide liquidity to shareholders, investors should consider the Shares to be illiquid.

Investment Adviser. Finite Management, LLC (“Finite” or the “Adviser”) serves as the Fund’s investment adviser. The principal executive offices of the Adviser are located at 401 Wilshire Blvd., #1251, Santa Monica, CA 90401. Finite has been registered as an investment adviser with the SEC since 2022; it was formed specifically to provide investment advisory services to the Fund.

Securities Offered. The Fund engages in a continuous offering of Shares of the Fund. The Fund is authorized as a Delaware statutory trust to issue an unlimited number of Shares. Shares are being offered through Foreside Fund Services, LLC (“Foreside” or the “Distributor”) at an offering price equal to the Fund’s then current NAV per Share. See “Plan of Distribution.” The initial NAV for the Shares is $10.00 per share. The minimum initial investment by a shareholder is $500. Subsequent investments may be made with at least $50. In addition, certain U.S. institutions (including banks, trust companies, brokers, and investment advisers) may be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. While the Shares do not impose a front-end sales charge, if you purchase Shares through certain financial intermediaries, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial intermediary for additional information. The Distributor is not required to sell any specific number or dollar amount of the Fund’s shares, but will use reasonable efforts to sell the shares. The Fund reserves the right to reject a purchase order for any reason. The Fund is not required to raise a minimum amount of proceeds from this offering to commence operations. Funds received will be invested promptly and no arrangements have been made to place such funds in an escrow, trust or similar account. Assets that cannot be invested as described in the section of this Prospectus entitled, “Investment Objective and Strategies -Investment Strategies and Policies” will be invested in cash or cash equivalents. The Fund’s continuous offering is expected to continue indefinitely in reliance on Rule 415 under the Securities Act of 1933.

Leverage. To the extent permitted by the 1940 Act, the Fund may utilize leverage based on the Adviser’s assessment of the use of leverage to aid in achieving the Fund’s investment objective. The Fund may utilize leverage through the issuance of preferred stock in an amount up to 50% of its Managed Assets and/or through borrowings and/or the issuance of notes or debt securities in an aggregate amount of up to 33-1/3% of its Managed Assets. By using leverage, the Fund seeks to obtain a higher return for holders of common Shares than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that the Fund’s leveraging strategies, if employed, will be successful. See “Risk Factors- Structural and Market-Related Risks-Borrowing and Leverage Risk” below.

This Prospectus provides important information that you should know about the Fund before investing. You should read this Prospectus carefully and retain it for future reference.

Additional information about the Fund, including the Fund’s Statement of Additional Information (the “SAI”), dated January 27, 2023, has been filed with the SEC. You may request a free copy of the SAI, request a free copy of our annual and semi-annual shareholderreports, request other information or make stockholder inquiries, by calling toll-free at 844-4-Finite (844-434-6483) or by writing to the Fund at c/o Gryphon Fund Group, LLC, 3900 Park East Drive, #200, Beachwood, OH 44122. Our annual and semi-annual shareholder reports and the SAI are available on Finite’s website at http://finite.io. Information included on the website does not form part of this Prospectus. The SAI is incorporated by reference into, and is legally considered a part of, this Prospectus in its entirety. The table of contents of the SAI appears in Appendix A of this Prospectus. You can obtain the SAI, and other information about the Fund, on the SEC’s website (http://www.sec.gov). You can review and copy documents that we have filed with the SEC at the SEC’s Public Reference Room in Washington, D.C. Call 1-202-551-8090 for information. The SEC charges a fee for copies. You can get the same information for free on the EDGAR database, including other material incorporated by reference into this prospectus, from the SEC’s website (http://www.sec.gov). You may also e-mail requests for these documents to publicinfo@sec.gov or make a request in writing to the SEC’s Public Reference Section, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549.

You should rely only on the information contained in this Prospectus and the SAI. The Fund has not authorized anyone to provide you with different information. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date shown below.

You should not construe the contents of this Prospectus as legal, tax or financial advice. You should consult with your own professional advisers as to legal, tax, financial, or other matters relevant to the suitability of an investment in the Fund.

The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

 The date of this Prospectus is January 27, 2023

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the statement of additional information contain “forward-looking statements.” Forward-looking statements can be identified by the words “may,” “will,” “intend,” “expect,” “estimate,” “continue,” “plan,” “anticipate,” “could,” “should” and similar terms and the negative of such terms. By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors that could materially affect our actual results are the performance of the portfolio of securities and other investments that we hold from time to time; the time necessary to fully invest the proceeds of this offering; the conditions in the U.S. and international financial, lending, municipal and other markets; and other factors.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the “Risk Factors” section of this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus. Except for our ongoing obligations under the federal securities laws, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended.

Currently known risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the factors described in the “Risk Factors” section of this prospectus. We urge you to review carefully that section for a more detailed discussion of the risks of an investment in our securities.

SUMMARY

This is only a summary and does not contain all the information that you should consider before investing in the Fund. Before investing in the Fund, you should carefully read the more detailed information appearing elsewhere in this Prospectus, the Statement of Additional Information (“SAI”), and the Second Amended and Restated Agreement and Declaration of Trust of the Fund (the “Declaration of Trust”), especially the information set forth in this Prospectus under the heading “Risk Factors.”

The Fund

 The Finite Solar Finance Fund (the “Fund”) is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the Investment Company Act of 1940 (the “1940 Act). The Fund is offering common Shares of beneficial interest (the “Shares”).

Investment Adviser

 Finite Management, LLC (“Finite” or the “Adviser”) serves as the Fund’s investment adviser. Finite, is a Delaware limited liability company that was formed specifically to provide investment advisory services to the Fund.

The Offering

 The Shares are offered continuously. The Fund is authorized as a Delaware statutory trust, to issue an unlimited number of Shares. Shares are being offered through Foreside Fund Services, LLC (“Foreside” or the “Distributor”) at an offering price equal to the Fund’s then current net asset value (“NAV”) per Share. See “Plan of Distribution.” The minimum initial investment by a shareholder is $500. Subsequent investments may be made with at least $50. In addition, certain U.S. institutions (including banks, trust companies, brokers, and investment advisers) may be authorized to accept, on behalf of the Fund, purchase orders and repurchase requests placed by or on behalf of their customers, and if approved by the Fund, may designate other financial intermediaries to accept such orders. Proceeds from the offering will be held by the Fund’s custodian.

The Fund reserves the right to reject a purchase order for any reason. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.

Periodic Repurchase Offers

 The Fund is an “interval fund,” a type of closed-end management investment company which, to provide liquidity to Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase at least 5% of its outstanding Shares at the applicable NAV per Share, reduced by any applicable repurchase fee; this fundamental policy can only be changed with Shareholder approval. Subject to applicable law and approval of the Board of Trustees (the “Board”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at the applicable NAV per Share, which is the minimum amount permitted. Written notification of each quarterly repurchase offer will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Accordingly, you may not be able to sell Shares when and in the amount that you desire. Shareholders should consider Shares of the Fund to be an illiquid investment. The Fund is an appropriate investment only for those investors who can tolerate a substantial degree of risk and do not require a liquid investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Risk Factors - Repurchase Policy Risk.”

A 2% early repurchase fee will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. The Fund may waive the early repurchase fee for certain categories of Shareholders or transactions, such as repurchases of Shares in the event of the Shareholder’s death or disability, or in connection with certain distributions from employer sponsored benefit plans. See “Periodic Repurchase Offers.”

A Shareholder who tenders some but not all its Shares for repurchase will be required to maintain a minimum account balance of $500. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all the Shareholder’s Shares.

Investor Suitability

 An investment in the Fund involves a substantial amount of risk. It is possible that you may lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.

Investment Objective and Strategies

 Investment Objective. The Fund’s investment objective is to provide total return with an emphasis on current income. There can be no assurance that the Fund will achieve its investment objective. The Fund’s investment objective is non-fundamental and may be changed by the Board without Shareholder approval. Shareholders will, however, receive at least 60 days’ prior notice of any change in this investment objective.

Investment Strategies and Policies

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its Managed Assets, directly or indirectly, in alternative-lending related securities and other investments issued primarily for solar financing, including credit instruments related to the development, purchase or installation of solar energy equipment or the purchase and lease of renewably generated electricity and securities of solar finance companies, specialty finance companies and other solar industry participants (“Solar Finance Assets”). The Fund will primarily invest in Solar Finance Assets that are expected to generate interest or other streams of payments from consumers and commercial borrowers that have elected to finance the development, purchase, or installation of Solar Energy Systems or that have committed to purchase solar-generated electricity, and from securities of Solar Loan Originators (defined below) and of certain other U.S. solar participants. The Fund may invest more than 25% of its total assets in Solar Loans originated by one or more Solar Loan Originators at any time, but will not invest more than 45% of its total assets in Solar Loans from any single Solar Loan Originator.

The Fund’s investments will be allocated among Solar Finance Assets that the Adviser believes represent attractive investment opportunities in the solar industry with the potential for stable cash flows over the long term. The Fund intends to focus on Solar Finance Assets that in the Adviser’s view offer the potential for regular current yield. The Fund may also invest up to 20% of its Managed Assets in equity securities and convertible bonds of Solar Loan Originators or other solar participants. The Adviser generally seeks Solar Loans from Solar Loan Originators (as defined below) that historically have originated Solar Loans that meet certain criteria related to, among other things, loan default history, overall borrower credit quality, maturities, and durations. Further information regarding the Fund’s investment process and strategies is provided below and in the “Investment Objective and Strategies” section beginning on page 37. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes and any preferred stock that may be outstanding).

The Fund’s primary investment strategy will be the purchase and sale of Solar Finance Assets that provide the Fund with exposure to loans or related securities originated or sourced by solar finance companies, specialty finance companies, platforms, and other solar industry participants, such as manufactures or installers of Solar Energy Systems (collectively, “Solar Loan Originators”), as well as by traditional lenders such as banks. Under normal circumstances, the Fund expects to be primarily invested in: (i) loans made to consumers where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems (“Residential Solar Loans”); (ii) loans made to commercial entities (including small-and mid-sized U.S. companies and municipal government entities) where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems (“Commercial Solar Loans,” and, together with Residential Solar Loans, “Solar Loans”); (iii) asset-backed securities, including special purpose vehicles (“SPVs”) (sometimes referred to as “securitization vehicles”) representing ownership or participation in a pool of Solar Loans or of payments related to the sale of renewably generated electricity of a Solar Energy System pursuant to solar power purchase agreements (“PPAs”) or leases; and (iv) debt securities of Solar Loan Originators and other solar industry participants. The Fund expects that the initial amount of each Residential Solar Loan to be between $10,000 and $100,000 and the initial amount of each Commercial Solar Loan to be between $100,000 and over $10,000,000, although these ranges may change from time to time. In addition, the Fund may invest up to 20% of its Managed Assets in equity securities and convertible notes of Solar Loan Originators and other solar industry participants. See “More about Solar Finance Assets” below. Unless the context suggests otherwise, all references to loans generally in this Prospectus refer to Solar Loans.

The Fund’s investments in alternative lending-related securities and other instruments provide the Fund with exposure to Solar Loans originated by Solar Loan Originators. The Fund’s investments in Solar Loans will primarily be whole Solar Loans, but also may, to a lesser extent, include other types of alternative lending-related securities in addition to those described above, including but not limited to:

●	notes, shares, certificates, or other pass-through obligations representing the right to receive principal and interest payments due on fractions of whole Solar Loans or pools of whole Solar Loans;
●	privately offered equity securities (including common stock, preferred stock and convertible securities) or debt securities (including derivatives tied to such securities such as warrants, rights and options) of Solar Loan Originators (or an affiliate) or companies that own or operate Solar Energy Systems or that finance solar projects; and
●	loans, credit lines or other extensions of credit to a Solar Loan Originator (or its affiliate).

The Fund may invest without limit in any of the foregoing types of Solar Finance Assets, except that the Fund will not invest greater than 45% of its Managed Assets in the securities of, or the Solar Loans originated or sponsored by, or in the securities of, any one Solar Loan Originator (or a group of related platforms). See “Risk Factors-Investment Strategy Risks-Platform Concentration Risk.” The Solar Loans or other alternative lending-related securities in which the Fund typically invests are newly issued and/or current as to interest and principal payments at the time of investment. As a fundamental policy (which cannot be changed without the approval of the the majority if Shareholders), the Fund will not invest in Solar Loans that are of subprime quality at the time of investment and may not purchase Solar Loans or other alternative lending-related securities from Solar Loan Originators whose business consists primarily of originating loans of subprime quality. Although there is no specific legal or market definition of subprime quality, it is generally understood in the industry to signify that there is a material likelihood that the loan will not be repaid in full.

In addition, the Fund does not expect to invest in any Solar Loans originated from Solar Loan Originators or banks based outside the United States or made to non-U.S. borrowers with respect to Solar Energy Systems to be used on properties outside of the United States. However, the Fund may in the future invest in such alternative-lending related securities and, prior to such time, will amend the Prospectus to provide additional information on such investments, including the associated risks.

The Fund may invest in income-producing securities and instruments of any maturity and credit quality. The Fund expects to invest primarily in unrated securities. Although the Fund’s fundamental policy described above does not permit the Fund to invest in Solar Loans of subprime quality, some unrated securities or instruments purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization (“NRSRO”). In addition, the Fund may invest in securities or instruments that are rated below investment grade. Below-investment grade securities or instruments, which are often referred to as “junk” or “high yield” and have predominantly speculative characteristics because of the borrower or obligor’s capacity to pay interest and repay principal. The Fund will not invest more than 25% of its Managed Assets (measured at the time of investment) in below-investment grade securities and instruments.

Although the Solar Loans in which the Fund will invest may be originated by traditional lenders such as banks, the Fund’s exposure to Solar Finance Assets, including Solar Loans, will primarily be through Solar Loan Originators, which are “alternative lending platforms,” such as specialty finance solar lenders or their affiliates.

The Solar Loans to which the Fund will have exposure may be unsecured in that there is no collateral for the Solar Loan, however such Solar Loans generally have a perfected security interest (i.e., the Fund will have rights superior to certain other creditors) in certain components of the Solar Energy Systems purchased. The Solar Loans to which the Fund will gain exposure may pay fixed or variable rates of interest, have a variety of amortization schedules, include borrowings that do not require amortization payments (i.e., are interest-only or have deferred payment schedules), and have a term or a maturity ranging from less than 1 to 25 years or longer. The Fund does not expect to target a specific range of maturities but expects a majority of the Solar Loans to which the Fund will gain exposure will have a term or maturity ranging from 5 to 20 years.

The Fund may also invest in asset-backed securities, including SPVs (sometimes referred to as “securitization vehicles”), which are comprised of underlying Solar Loans originated or sourced by Solar Loan Originators. The Fund may also sell certain of the whole Solar Loans it acquires by pooling them and selling them to such securitization vehicles, whether sponsored by the platforms themselves or by third parties, in cases where the Fund determines that such sales are on terms favorable to the Fund.

The Adviser will also seek out opportunities for investments in the solar industry that may result in capital appreciation for the Fund. As noted above, the Fund may invest in securities issued by Solar Loan Originators or in companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock, warrants, rights and options. The Fund may also invest in the equity and debt securities of (i) companies that are involved in business activities related to solar energy production, storage and transmission and (ii) companies that sell electricity derived from solar power (collectively, “U.S. Solar Companies”). U.S. Solar Companies are considered by the Adviser to be those companies that have at least 50% of their assets, income, sales, or profits committed to, or derived from activities related to the solar industry. The Fund also may invest in debt or equity securities of publicly-traded U.S. Solar Companies for liquidity management purposes. The Fund also may invest in publicly-traded “yieldcos” and publicly-traded limited partnerships that primarily own, operate and acquire renewable energy projects. Such “yieldcos” are companies that generate cash, generally through the use of long-term contracts to sell energy generated from a group of underlying operating assets, such as sustainable projects held by the yieldcos, which is then distributed back to investors as dividends. The Fund may also invest in private investment funds (private funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act) that invest in Solar Finance Assets. The Fund’s investments in private investment funds are considered illiquid and, therefore, will be limited to no more than 15% of the Fund’s Managed Assets.

To the extent permitted by the 1940 Act, the Fund may utilize leverage based on the Adviser’s assessment of leverage’s ability to assist in achieving the Fund’s investment objective as further discussed below. See “Additional Information About the Fund’s Principal Investment Strategies - Borrowing.” Under the 1940 Act, the Fund may utilize leverage through the issuance of preferred stock in an amount up to 50% of its total assets (100% of its net assets) and through borrowings or the issuance of debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33 1/3% of its total assets (50% of its net assets) There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed.

In addition, the Fund may, but it is not required to, use derivative instruments for a variety of other purposes, including hedging, risk management, portfolio management, or to earn income. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, forwards, swaps, options, warrants, contracts for difference (“CFDs”), structured investments and other related instruments and techniques.

All or substantially all of the securities in which the Fund invests are “restricted” securities, which means that they are subject to legal and/or contractual restrictions on transfer. Thus, there is generally a limited or no secondary market available for many of the securities in which the Fund invests.

The Fund is “non-diversified,” meaning that a larger portion of its assets may be invested in securities from a limited number of issuers than in a diversified fund. In addition, as a matter of fundamental policy, under normal circumstances, the Fund will concentrate its investments in alternative-lending related securities and other investments issued primarily for solar financing.

From time to time, the Fund may also invest a portion of the Fund’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations (collectively, “cash-like securities”), to enable the Fund to make investments quickly and to serve as collateral with respect to certain of its investments.

The Fund may also from time-to-time lend its portfolio securities in accordance with existing SEC guidance.

Alternative Lending and Investment Process

Alternative lending is a method of financing in which a lending platform facilitates the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional loan financing done through a bank. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. While commercial borrowers may, in some cases, be required to provide tax returns to certain platforms, the Fund will not require that tax returns be provided for the Commercial Solar Loans that it purchases. Often, platforms charge fees to cover these screening and administrative costs (“Origination Fee”). Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Other platforms sell loans directly to large institutional investors, like the Fund. In some cases, a platform partners with a bank to originate a loan to a borrower; alternatively, some platforms may originate loans themselves. In addition, alternative lending platforms may maintain on their balance sheets a portion of the loan portfolios they originate. Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings.

Some alternative lending platforms, including some Solar Loan Originators are non-traditional intermediaries. Non-traditional intermediaries do not themselves (either alone or working with a bank) originate loans. Instead, they intermediate sales of loans originated by more traditional lenders to buyers that utilize alternative sources of capital (i.e., capital other than bank deposits). Solar Loans are sometimes offered to customers through an indirect sales model, where installers sell solar energy systems with financing to homeowners.

The Fund will enter into purchase agreements with Solar Loan Originators, which will outline, among other things, the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans and the remedies available to the parties. Although the forms of these agreements are similar to those typically available to all investors, institutional investors such as the Fund will have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund will have greater negotiating power related to termination provisions and custody of the Fund’s account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act.

Specialty Finance Companies in the Solar Industry

Solar Loan Originators that are specialty finance companies focus on originating and servicing Solar Loans and other alternative lending-related securities used to finance Solar Energy Systems. Such specialty finance companies may work directly with solar equipment dealers and/or installers to offer financing options to consumers and/or commercial businesses for the purchase or use of solar energy systems. Funds are generally disbursed directly to the installers, equal to the system cost minus any Origination Fees pursuant to dealer agreements between the Solar Loan Originator and the installer/dealer.

Additional Information about Portfolio Investments

Set forth below is additional information about some of the Fund’s investments. The Fund is under no obligation to invest in any of these securities.

Whole Loans. The Fund primarily buys and sells whole loans. When the Fund invests in whole loans, it typically purchases all rights, title, and interest in the loans pursuant to a loan purchase agreement directly from the alternative lending platform or its affiliate. The alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. Where an alternative lending platform or its affiliate acts as the loan servicer, there is typically a backup servicer in place in case that platform or affiliate ceases or fails to perform these servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be able to recover any deficiency from the platform, except under very narrow circumstances, which may include fraud in some cases. The whole loans in which the Fund may invest may be considered to be unsecured in that no real property will be utilized as collateral for the Solar Loan, however such Loans generally will be secured by a perfected security interest in the Solar Energy System. The Solar Loan Originator or bank originating the Solar Loan will file a UCC-1 and county fixture disclaimer filings on the Solar Energy System. The Fund may also invest in unsecured loans, which do not have a perfected security interest and are not backed by any collateral.

Loan Participations and Assignments. The Fund may invest in participation interests in whole loans, which are typically originated by an alternative lending platform in partnership with a bank. When the Fund invests in participation interests, the Fund typically purchases a fractional or full economic interest in the underlying whole loans and the originating bank retains the legal title to such loans. As with the Fund’s investments in whole loans, the alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors in the loan participations, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. The servicing entity may distribute payments of principal and interest from the borrower directly to the Fund as a holder of participation interests. Alternatively, the Fund may receive payments of principal and interest as passed through by the bank originating the whole loans and issuing the participation interests. Participation by the Fund in a lender’s portion of a loan typically will result in the Fund having a contractual relationship only with such lender, not with the borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other lenders through set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the loan in the event of a default by a borrower.

The Fund may purchase assignments of portions of Solar Loans from third parties, and may act as one of a group of lenders originating a Solar Loan. Solar Loans are generally secured by the underlying Solar Energy System, although the Fund may invest without limitation in Solar Loans that are not secured by any collateral. When the Fund acts as a lender, the Fund or the Adviser could be subject to allegations of lender liability. Solar Loans in which the Fund invests may pay interest at rates that are periodically redetermined by reference to a base lending rate plus a spread.

Asset-Backed Securities. The Fund also may invest in SPVs established solely for the purpose of holding assets (e.g., Solar Loans) and issuing asset-backed securities secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of Solar Loans originated by a particular Solar Loan Originator. The SPV may enter into a service agreement with the Solar Loan Originator or a designated third-party (for instance a servicer) to arrange for billing and collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred. In general, the Fund may invest in both rated senior classes of asset-backed securities as well as unrated subordinated (residual) classes of asset-backed securities. The subordinated classes of asset-backed securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.

Shares, Certificates, Notes or Other Securities. The Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans. The platform or a separate special purpose entity organized by or on behalf of the platform may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also track fractions of a whole loan. These securities may be sold through publicly registered offerings or through unregistered private offerings.

Equity Securities. The Fund may invest in equity securities of U.S. Solar Companies. U.S. Solar Companies are considered by the Adviser to be those companies that have at least 50% of their assets, income, sales or profits committed to, or derived from activities related to the solar industry. The Fund may make equity investments in U.S. Solar Companies that the Fund believes may result in capital appreciation for the Fund. Finite relies on a bottom-up analysis that utilizes both its credit and equity analysis expertise to develop an investment thesis, vet opportunities against that thesis, and monitor holdings within the portfolio during weekly portfolio and research meetings. The Fund may also invest in public or private equity securities issued by Solar Loan Originators or companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock, warrants, rights and/or options. For example, the Fund may invest in securities issued by a Solar Loan Originator, which may provide the platform with the capital it requires to support its business. Equity investments may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation, although warrants, which are options to purchase equity securities at specific prices valid for a specific period of time, typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities.

Debt Securities. The Fund may invest in debt securities issued by Solar Loan Originators or companies that own or operate alternative lending platforms, which may provide these platforms and their related entities with the financing needed to support their lending business. The Fund may also invest in the debt securities of U.S. Solar Companies. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers. A debt investment made by the Fund could take the form of a loan, convertible note, credit line or other extension of credit made by the Fund to a platform operator. The Fund would be entitled to receive interest payments on its investment and repayment of the principal at a set maturity date or otherwise in accordance with the governing documents.

Illiquid and Restricted Securities. The Fund will be invested in illiquid and/or restricted securities. Restricted securities generally may not be resold without registration under the Securities Act of 1933, as amended (the “Securities Act”), except in transactions exempt from the registration requirements of the Securities Act. Illiquid securities are those that cannot be sold or disposed of within seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid and restricted securities may offer higher returns and yields than comparable publicly-traded securities. However, the Fund may not be able to sell these securities when the Adviser considers it desirable to do so or, to the extent they are sold privately, may have to sell them at less than the price of otherwise comparable securities. Restricted securities may be illiquid; however, some restricted securities such as those eligible for resale under Rule 144A under the Securities Act may be treated as liquid.

Temporary Defensive Positions. During unusual market conditions or, in an attempt to respond to market conditions where there are limited investment opportunities meeting the Fund’s investment criteria, the Fund may invest up to 100% of its assets in cash or cash equivalents, including shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements, which may be inconsistent with its investment objective and other policies. Taking a temporary defensive position may result in a Fund not achieving its investment objective.

Investment Adviser and Fees

Pursuant to an investment management agreement (the “Investment Management Agreement”), Finite serves as the Fund’s investment adviser. The Adviser was organized under the laws of the State of Delaware on May 1, 2020. Kevin Conroy and David Kretschmer (the “Portfolio Managers”) are primarily responsible for the daily management of the Fund. In addition, Finite performs initial and ongoing due diligence to evaluate the legal and regulatory frameworks and reputational aspects of the platforms from which the Fund purchases Solar Finance Assets. Finite is registered as an investment adviser with the SEC.

As compensation under the Investment Management Agreement, the Fund pays the Adviser an annual Management Fee equal to 1.25% of the average daily Managed Assets of the Fund, paid monthly. See “Management Fee.”

The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to reduce its fees and/or absorb the operating expenses (including offering expenses) of the Fund, solely to the extent necessary to limit the Fund’s total annual operating expenses, excluding certain “Excluded Expenses” listed below, to the annual rate of 2.00% of the Fund’s average daily Managed Assets (the “Expense Cap”) though at least November 15, 2023. Excluded Expenses that are not covered by the Expense Cap are: brokerage fees and commissions; loan servicing fees; borrowing costs (such as (i) interest, including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts; (ii) commitment fees and (iii) dividends on securities sold short); taxes; indirect expenses incurred by underlying funds in which the Fund may invest; the cost of leverage; litigation and indemnification expenses; judgments; fees and expenses associated with the Fund’s independent trustees (including independent trustees legal counsel fees); and extraordinary expenses. If the Adviser waives fees or reimburses any operating expenses of the Fund pursuant to the Expense Limitation Agreement, the Adviser may, for a period ending three years after the end of the month in which such fees or expenses are waived or reimbursed, recoup amounts waived or reimbursed to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the lesser of (i) the Expense Cap in effect at the time the waiver or reimbursement, and (ii) the Expense Cap in effect at the time the recoupment is sought. See “Expense Limitation Agreement.”

Unlisted Closed-End Structure; Limited Liquidity

The Fund does not currently intend to list Shares on any exchange. As a result, Shareholders should look to the Fund’s periodic repurchase offers as their sole means of liquidating their investment, which may be limited as described herein. Additional information regarding Share repurchases is set forth under “Periodic Repurchase Offers.” Accordingly, you should consider that you may not have access to the funds you invest in the Fund for an indefinite period.

Market Disruption Risk

The Fund is subject to investment and operational risks associated with financial, economic and other global market developments and disruptions, including those arising from war, terrorism, market manipulation, government interventions, defaults and shutdowns, political changes or diplomatic developments, public health emergencies (such as the spread of infectious diseases, pandemics and epidemics) and natural/environmental disasters, which can all negatively impact the securities markets, interest rates, secondary trading, ratings, credit risk, inflation, deflation, other factors relating to the Fund’s investments or the Investment Manager’s operations and the value of an investment in the Fund, its distributions and its returns. These events can also impair the technology and other operational systems upon which the Fund’s service providers, including the Adviser, rely, and could otherwise disrupt the Fund’s service providers’ ability to fulfill their obligations to the Fund.

For example, the spread of an infectious respiratory illness caused by a novel strain of coronavirus (known as COVID-19) has caused volatility, severe market dislocations and liquidity constraints in many markets, including markets for the securities the Fund holds, and may adversely affect the Fund’s investments and operations.

The foregoing could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates and adverse effects on the values and liquidity of securities or other assets. Such impacts, which may vary across asset classes, may adversely affect the Fund's performance. In certain cases, an exchange or market may close or issue trading halts on specific securities or even the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or financial instruments or to accurately price their investments. These and other developments may adversely affect the liquidity of the Fund's holdings.

U.S. Federal Income Tax Matters

The Fund has elected to be taxed for U.S. federal income tax purposes, and intends to qualify annually thereafter, as a regulated investment company (“RIC”) under Subchapter M of the Code. As a RIC, the Fund generally will not have to pay fund-level U.S. federal income taxes on any ordinary income or capital gain that it distributes to its Shareholders from its taxable earnings and profits. Even if the Fund qualifies as a RIC, it generally will be subject to U.S. federal corporate income tax on its undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain RIC tax treatment, the Fund must, among other requirements, meet specified source-of-income and asset diversification requirements and distribute annually at least 90% of its ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Certain Tax Considerations” below and “Tax Status” in the SAI.

ERISA Plans and Other Tax-Exempt Entities

Shareholders subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other tax-exempt entities, including employee benefit plans, individual retirement accounts (each, an “IRA”), and 401(k) and Keogh Plans may purchase Shares. Because the Fund will be registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be considered to be “plan assets” of the ERISA Plans investing in the Fund for purposes of ERISA’s fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA with respect to the assets of any ERISA Plan that becomes a Shareholder, solely as a result of the ERISA Plan’s investment in the Fund. See “ERISA Considerations.”

Distribution Policy

Subject to the terms of any financing arrangements or other obligations or Preferred Shares (as defined below), the Fund, in its sole discretion, generally intends to make quarterly distributions to shareholders at rates that reflect the past and projected net income of the Fund. In addition, the Fund may occasionally make a distribution at a time when it is not normally made. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on any reverse repurchase agreements, dollar rolls and borrowings and dividends payable on any Preferred Shares issued by the Fund). For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Dividends and Distributions.”

The Fund intends to distribute each year at least 90% of its net investment income and net short-term capital gains. In addition, at least annually, the Fund intends to distribute net realized long-term capital gains not previously distributed, if any. The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding Preferred Shares). To permit the Fund to maintain more stable distributions, the Fund’s distribution rates will be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that period.

The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular quarter may be more or less than the amount of net investment income actually earned by the Fund during the period. Undistributed net investment income will be added to the Fund’s NAV and, correspondingly, distributions from undistributed net investment income will be deducted from the Fund’s NAV.

The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its quarterly distributions at any time and may do so without prior notice to Shareholders. Payment of future distributions is subject to approval by the Board, as well as meeting the covenants under any credit facilities and the asset coverage requirements of the 1940 Act. See “Dividends and Distributions” and “Risk Factors-Structural and Market-Related Risks-Return of Capital Risk.”

Dividend Reinvestment Plan

Unless a Shareholder is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) with respect to Shares will be automatically reinvested by the Fund in additional Shares under the Fund’s distribution reinvestment policy. Unless a Shareholder elects otherwise, the Shareholder’s distributions will be reinvested in additional Shares under the Fund’s distribution reinvestment policy. Shareholders who elect not to participate in the Fund’s distribution reinvestment policy will receive all distributions in cash paid to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee). Election not to reinvest dividends and to instead receive dividends and capital gain distributions in cash may be made by contacting the Transfer Agent at 844-4-Finite (844-434-6483). See “Dividend Reinvestment Plan.”

Preferred Shares

Although the Fund has no intention of issuing preferred Shares (“Preferred Shares”) within one year of the date of this Prospectus, the Fund may offer Preferred Shares as a means of providing leverage to the Fund in an aggregate amount of up to 50% of the Fund’s Managed Assets immediately after such issuance. Shareholders will not have any preemptive rights to purchase any Preferred Shares that may be issued. Furthermore, while any Preferred Shares or debt securities are outstanding, the Fund may be prohibited from making distributions to shareholders unless it meets the applicable asset coverage ratio at the time of the distribution.

By way of clarification, Preferred Shares are not considered “Shares” and any potential shareholders of such Preferred Shares are not considered to be Shareholders as such terms are used in this Prospectus.

Auditors

KPMG LLP is the independent registered public accounting firm for the Fund and will audit the Fund’s financial statements.

Fund Administrator, Accountant and Transfer Agent

The Fund has retained Gryphon Fund Group, LLC (“Gryphon”, the “Administrator” and the “Transfer Agent”) to provide certain fund services, including fund administration, fund accounting, and transfer agency services. Fees and expenses of the Administrator are paid by the Fund. See “Management of the Fund.”

Custodian

U.S Bank, N.A. will serve as the Fund’s custodian. See “Management of the Fund.”

SPECIAL RISK CONSIDERATIONS

 The following summarizes the principal risks that apply to the Fund and may result in a loss of a Shareholder’s entire investment. Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment or that the Fund may not perform as well as other similar investments. You should consider carefully the risks summarized below, which are described in more detail under “Risk Factors” beginning on page 51 of this Prospectus, before investing in the Shares. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and are capable of assuming the risks of an investment in the Fund. An investment in the Fund is not guaranteed to achieve its investment objective; is not a deposit with a bank; is not insured; endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and is subject to investment risks. The value of an investment in the Fund, as well as the amount of return a Shareholder may receive on an investment in the Fund may fluctuate significantly. Many factors affect the Fund’s NAV and performance. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risks or uncertainties.

The Fund’s investment program is speculative and entails substantial risks. The following list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund and additional risks or uncertainties may adversely affect the Fund or the value of an investment in the Fund. Each risk summarized below is a principal risk of investing in the Fund and different risks may be more significant at different times depending upon market conditions or other factors.

Investment Strategy Risks:

See “Risk Factors-Investment Strategy Risks” beginning on page 52 of this Prospectus and “Additional Information on Investment Objectives, Policies and Risks” in the SAI for additional discussion of the risks associated with the Fund’s investments.

Alternative Credit and Notes Risk. Alternative lending-related instruments are generally not rated and constitute a highly risky and speculative investment, similar to an investment in “high yield” bonds. There can be no assurance that payments due on underlying alternative credit investments will be made. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.

A substantial portion of the alternative credit in which the Fund may invest will not be secured by any collateral (apart from, in the case of Solar Loans, a secured property interest in the Solar Energy System purchased with the Solar Loan), will not be guaranteed or insured by a third party and will not be backed by any governmental authority. Accordingly, the platforms and any third-party collection agencies will be limited in their ability to collect on defaulted alternative credit. With respect to alternative credit secured by collateral, there can be no assurance that the liquidation of any such collateral would satisfy a borrower’s obligation in the event of a default under its alternative credit.

Credit and Interest Rate Analysis Risk. The value of a debt security depends on the issuer’s credit quality and ability to pay principal and interest when due. The securities in which the Fund may invest may have varying degrees of credit risk and, subject to fundamental investment restrictions, which, among other things, prohibit the Fund from investing in loans of subprime quality, the Fund is not restricted by any borrower credit criteria or credit risk limitation. The value of a debt security is likely to fall if an issuer or the guarantor of a security is unable or unwilling (or perceived to be unable or unwilling) to make timely principal and/or interest payments or otherwise to honor its obligations or if the debt security’s rating is downgraded. The obligations of issuers are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. The value of a debt security can also decline in response to other changes in market, economic, industry, political and regulatory conditions that affect a particular type of debt security or issuer or debt securities generally, such as conditions in the alternative lending market. The alternative lending-related securities in which the Fund invests may be unrated or rated only by the Solar Loan Originator. The values of many debt securities may fall in response to a general increase in investor risk aversion or a decline in the confidence of investors generally in the ability of issuers to meet their obligations.

The Adviser is reliant in part on the borrower credit information provided to it or assigned by the platforms when selecting instruments for investment. See “Platform Risk - Risks Associated with the Platforms’ Credit Scoring Models.”

Although the Adviser conducts diligence on the credit scoring methodologies used by platforms from which the Fund purchases instruments, the Fund typically will not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased directly or indirectly by the Fund, and will not confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans.

Debt Securities Risks. Debt securities are subject to various risks, including:

●	Issuer Risk. The value of debt securities may decline for a number of reasons which directly relate to the issuer, such as management performance, leverage and reduced demand for the issuer’s goods and services.
●	Interest Rate Risk. Interest rate risk is the risk that debt securities will decline in value because of changes in market interest rates.
●	Liquidity Risk. Certain debt securities may be substantially less liquid than many other securities, such as common stocks traded on an exchange. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.
●	Prepayment Risk. During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in lower yielding securities, which may result in a decline in the Fund’s income and distributions to Shareholders.
●	Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called bonds at market interest rates that are below the Fund portfolio’s current earnings rate.

Solar Industry Risk. The value of stocks that comprise the energy sector and the prices of energy may decline. The alternative energy industry can be significantly affected by obsolescence of existing technology, short product lifecycles, falling prices and profits, competition from new market entrants and general economic conditions. This industry can also be significantly affected by fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects, tax incentives, subsidies and other government regulations and policies. Companies in this industry may be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, availability of certain inputs and materials required for production, depletion of resources, technological developments, and labor relations. Shares of companies involved in the solar energy sector have historically been more volatile than shares of companies operating in more established industries. The Fund may be adversely impacted by risks related to the solar industry, including:

●	Decreases in Government Budgets. Poor economic conditions could influence government budgets and threaten the continuation of government subsidies.
●	Regulations Risk. Solar-related companies rely in part on environmental and other regulations of industrial and local government activities. If the businesses to which such regulations relate were deregulated or if such subsidies or regulations were changed or weakened, the profitability of solar-related companies could suffer.
●	Operational Disruption Risk. The Fund is exposed to risks in connection with disruptions to the operations of solar-related companies or the third parties on which they depend.
●	Construction Risk. Solar-related companies may invest in projects that are subject to construction risk and construction delays.
●	Solar, Atmospheric and Weather Conditions Risk. The revenues and cash flows generated by solar-related companies and PPAs are often correlated to the amount of electricity generated, which for some assets is dependent upon available solar, atmospheric, and weather conditions generally. Furthermore, components of Solar Energy Systems, such as panels and inverters, could be damaged by severe weather or other natural disasters, such as hailstorms, hurricanes, lightning, or wildfires.
●	Changes in Tariffs Risk. The revenue that renewable infrastructure assets generate from contracted concessions is often dependent on regulated tariffs or other long-term fixed rate arrangements.
●	Solar Technology Risk. Technology related to the production of renewable power and conventional power generation is continually advancing, resulting in a gradual decline in the cost of producing electricity.
●	Increasing Competition/Market Change Risks. A significant portion of the electric power generation and transmission capacity sold by renewable infrastructure assets is sold under long-term agreements with public utilities, industrial or commercial end-users or governmental entities. These agreements generally allow the owner of the renewable infrastructure asset to sell power at an agreed upon fixed price over the course of the contract. If, for any reason, any of the purchasers of power or transmission capacity under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, the assets, liabilities, business, financial condition, results of operations and cash flow of solar-related companies could be materially and adversely affected.

Specialty Finance and Other Financial Companies Risk. The profitability of specialty finance and other financial companies is largely dependent upon the availability and cost of capital funds and may fluctuate significantly in response to changes in interest rates, as well as changes in general economic conditions. Any impediments to a specialty finance or other financial company’s access to capital markets, such as those caused by general economic conditions or a negative perception in the capital markets of the company’s financial condition or prospects, could adversely affect such company’s business. From time to time, severe competition may also affect the profitability of specialty finance and other financial companies.

Specialty finance and other financial companies are subject to rapid business changes, significant competition, value fluctuations due to the concentration of loans in particular industries significantly affected by economic conditions (such as real estate or energy) and volatile performance based upon the availability and cost of capital and prevailing interest rates. In addition, credit and other losses resulting from the financial difficulties of borrowers or other third parties potentially may have an adverse effect on companies in these industries.

Specialty finance and other financial companies in general are subject to extensive governmental regulation, which may change frequently. Regulatory changes could cause business disruptions or result in significant loss of revenue to companies in which the Fund invests, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets and the Fund’s investments in specialty finance and other financial companies. See “Risk Factors-Investment Strategy Risks-Specialty Finance and Other Financial Companies Risk.”

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, region, market, industry, group of industries, sector, market segment or asset class. The Fund may be more adversely affected by the underperformance of those securities and/or other assets, may experience increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments. A fund concentrated in a single industry or group of industries is likely to present more risks than a fund that is broadly diversified over several industries or groups of industries. Compared to the broad market, an individual industry or sector may be more strongly affected by changes in the economic climate, broad market shifts, moves in a particular dominant stock or regulatory changes. Thus, the Fund’s concentration in alternative-lending related securities and other investments issued in connection with solar financing may make it more susceptible to adverse economic or regulatory occurrences and risks affecting this industry, such as changes in interest rates, loan concentration and competition, as well as to the risks of the solar industry generally.

Platform Risk. As discussed in more detail in “Default Risk” and “Unsecured Loans Risk,” the Fund receives payments on whole loans or securities representing the right to receive principal and interest payments due on loans only if the platform servicing the loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding payments due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable or undesirable to commence a legal proceeding against the defaulting borrower.

The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding such underlying loans.

The Fund relies on the borrower’s credit information, parts of which are provided by the platforms. However, as described under “Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness.

The Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so.

Platforms may have a higher risk profile than companies engaged in lines of business with a longer, more established operating history. Alternative lending is relatively new and alternative lending platforms have relatively limited operating histories. They have met and are likely to continue to meet challenges. If platforms are not successful in addressing these challenges, the platforms’ businesses and their results of operations may be harmed, which may reduce the possible available investments for the Fund or negatively impact the value of the Fund’s investments in platforms or in alternative lending-related securities associated with the platforms more generally.

Platforms may rely on debt facilities and other forms of borrowing in order to finance many of the borrower loans they facilitate. However, these financing sources may become unavailable after their current maturity dates or the terms may become less favorable to the borrowing platforms.

Risks Associated with the Platforms’ Credit Scoring Models. A prospective borrower is assessed by a Solar Loan Originator based on a number of factors, such as the borrower’s credit score and credit history. See “Credit and Interest Rate Analysis Risk” above. Credit scores are produced by third-party credit reporting agencies based on a borrower’s credit profile, including credit balances, available credit, timeliness of payments, average payments, delinquencies and account duration. This data is furnished to the credit reporting agencies by the creditors. A credit score or loan grade assigned to a borrower member by a Solar Loan Originator may not reflect that borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate reporting data. The Solar Loan Originators’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors, prove to be ineffective, or the data provided by borrowers or third parties may be incorrect or stale. If any of this occurs, loan pricing and approval processes could be negatively affected, resulting in mispriced or misclassified loans, which could ultimately have a negative impact on the Fund’s income and distributions to Shareholders. The Adviser may make investment decisions based on outdated, inaccurate or incomplete information.

Platform Concentration Risk. The Fund may invest 25% or more of its Managed Assets in alternative credit originated from one or a limited number of Solar Loan Originators. A concentration in select alternative lending platforms may subject the Fund to increased dependency and risks associated with those platforms than it would otherwise be subject to if it were more broadly diversified across a greater number of platforms.

Solar Loan Originator Risk. In addition to the risks relating to alternative lending platforms generally, Solar Loan Originators like solar financing companies are also subject to specific risks relating to the solar industry. The terms of Solar Loans, PPA, and Solar Leases may be for 20 or 25 years and require the customer to make monthly payments to the Solar Loan Originator. Accordingly, solar financing companies are subject to the credit risk of its customers. In addition, as a Solar Loan Originator’s business expands, the risk of customer defaults could increase, and future loan exposure may exceed the amount of such reserves. During an economic downturn, including as a result of the COVID-19 pandemic, the risk of customer defaults may increase. In addition, Solar Loan Originators may enter into new solar service agreements in the future with customers who have lower credit scores than their current customers. In addition, future developments, including competition from other renewables, could decrease the attractiveness of a Solar Loan Originator’s offerings with customers. Although Solar Loans grant a Solar Loan Originator the ability to terminate the Solar Loan and repossess the borrower’s Solar Energy System in the event of a default, enforcement of these rights under the solar service agreement may be difficult, expensive and time-consuming.

The residential solar energy industry is constantly evolving, which makes it difficult for Solar Loan Originators to evaluate prospects. Solar Loan Originators cannot be certain if historical growth rates reflect future opportunities or whether growth anticipated by the Solar Loan Originator or industry analysts will be realized. Any future growth of the residential solar energy market and the success of a particular company’s Solar Energy Systems depend on many factors, including recognition and acceptance of the residential solar energy market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives and the ability to provide solar energy systems cost-effectively. If the markets for residential solar energy do not develop at the rate expected, a Solar Loan Originator’s business may be adversely affected.

U.S. Solar Companies face competition from traditional regulated electric utilities, from less-regulated third party energy service providers, other solar companies and from new renewable energy companies. The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. As the solar industry grows and evolves, U.S. Solar Companies, including Solar Loan Originators, will also face new competitors who are not currently in the market.

Platform Reliance Risk. The Fund is dependent on the continued success of the platforms that originate the Fund’s alternative lending-related instruments and the Fund materially depends on such platforms for loan data and the origination, sourcing and servicing of alternative credit investments. If such platforms were unable or impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments (e.g., alternative credit originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations.

Geographic Focus Risk. The Fund is not subject to any geographic restrictions when investing in loans and therefore could be concentrated in a particular state or region. A geographic focus of the Fund’s investment in loans may expose the Fund to an increased risk of loss due to risks associated with certain regions. Certain regions of the United States from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss than on similar loans nationally. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of the Fund’s investment in loans is comprised of loans owed by borrowers resident or operating in certain states, economic conditions, localized weather events, environmental disasters, pandemics, natural disasters or other factors affecting these states in particular could adversely impact the delinquency and default experience of the loans and could impact Fund performance. Further, any focus of the Fund’s investments in one or more states or regions would have a disproportionate effect on the Fund if governmental authorities in any of those states or regions took action against the platforms lending in such states.

Management Risk and Reliance on Key Personnel. The Fund is subject to management risk because it is an actively managed portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of an alternative lending platform or individual security in which the Fund invests may prove to be incorrect. In addition, the implementation of the Fund’s investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management teams could have a negative impact on the Fund during the transitional period that would be required for a successor to assume the responsibilities of the position.

Any imperfections, errors or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Fund’s performance. Models that appear to explain prior market data can fail to predict future market events. Further, the data used in models may be inaccurate or may not include the most recent information about a company or a security.

Net Metering Risk. The Fund’s ability to invest in securities with Solar Energy Systems or the electricity they generate as the underlying collateral may be adversely impacted by the failure to expand existing limits on the amount of net metering in states that have implemented it, the failure to adopt a net metering policy where it currently is not in place, the imposition of new charges that only or disproportionately impact rate payers with Solar Energy System that utilize net metering, or reductions in the amount or value of credit that customers receive through net metering. The Fund’s ability to invest in Solar Loans or other securities of Solar Energy Systems or the electricity they generate also may be adversely impacted by the unavailability of expedited or simplified interconnection for grid-tied solar energy systems or any limitation on the number of rate payer interconnections or amount of solar energy that utilities are required to allow in their service territory or some part of the grid.

Tax Risk. The treatment of alternative credit and other alternative lending-related instruments for tax purposes is uncertain. In addition, changes in tax laws or regulations, or interpretations thereof, in the future could adversely affect the Fund, including its ability to qualify as a regulated investment company, or the participants in the alternative credit industry. Investors should consult their tax advisors as to the potential tax treatment of Shareholders.

The Fund has elected to be treated as a regulated investment company for U.S. federal income tax purposes. To qualify for such treatment, the Fund will need to meet certain organization, income, diversification and distribution tests. If, for any taxable year, the Fund did not qualify as a regulated investment company for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level at corporate tax rates (currently, at a flat rate of 21%), and possibly state and local income tax, and distributions to its Shareholders would not be deductible by the Fund in computing its taxable income. As a result of these taxes, NAV per Share and amounts distributed to Shareholders may be substantially reduced. Also, in such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends-received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a regulated investment company, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause a negative impact on Fund returns. See “Certain Tax Considerations” below and “Tax Status” in the SAI.

Asset-Backed Securities Risk. The Fund’s investments in securitization vehicles or other special purpose entities that hold alternative lending-related securities (asset-backed securities) may involve risks that differ from or are greater than risks associated with other types of investments. In addition, prepayment on the underlying assets may have the effect of shortening the weighted average maturity of the portfolio assets of such entities and may lower their return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying assets and the servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. If many borrowers on the underlying alternative credit default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

Adverse Market and Economic Conditions Risk. Alternative credit default rates, and alternative credit generally, may be significantly affected by economic downturns or general economic conditions beyond the control of any borrowers. In particular, default rates on alternative credit may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on alternative credit to increase. A substantial increase in default rates, whether due to market and economic conditions or otherwise, could adversely impact the viability of the overall alternative credit industry.

Below-Investment-Grade Securities and Unrated Securities Risk. The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality. The alternative lending-related securities in which the Fund invests (or, in the case of asset-backed securities, the loans that back them) typically are not rated by a nationally recognized statistical rating organization (“NRSRO”). Below investment grade investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default) and liquidity risk. There is a greater risk of loss associated with alternative lending-related securities and the ability of a borrower to make payments is predominantly speculative for below-investment-grade investments or unrated investments judged by the Adviser to have a similar quality. Below-investment-grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. These securities and instruments of comparable credit quality are generally susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or instruments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities. Yields on below-investment-grade investments will fluctuate and may, therefore, cause the Fund’s value to be more volatile.

Competition, Ramp-up and Exposure Risks. The Fund faces competition for access to platforms and alternative lending- related securities, including from other institutional investors; such competitors may have higher risk tolerance, greater financial or other resources and/or other advantages. If the Fund is inhibited from deploying capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than may otherwise be available through alternative lending-related securities.

The lending business is highly competitive and alternative lending platforms compete with other alternative lending platforms as well as larger banking, securities and investment banking firms that have substantially greater financial resources. There can be no guarantee that the rapid origination growth experienced by certain platforms in recent periods will continue. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for alternative credit investments and other alternative lending-related instruments with other market participants.

If the Fund’s access to platforms is limited, whether due to ramp-up, termination of existing arrangements or failure to secure arrangements with other platforms, its exposure to the risks of the platforms to which the Fund is exposed, as discussed under “Platform Risk,” and the risks of increased exposure to a potentially more limited pool of portfolio investments, may increase.

Convertible Securities Risk. The market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security. Convertible securities are subject to the risks applicable generally to debt securities, including credit risk.

Corporate Debt Risks. Corporate debt securities are long and short-term debt obligations issued by companies (such as publicly issued and privately placed bonds, notes and commercial paper). Investment grade debt securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than in higher rated categories. The Fund may invest in both secured and unsecured corporate bonds. A secured bond is backed by collateral and an unsecured bond is not. Therefore, an unsecured bond may have a lower recovery value than a secured bond in the event of a default by its issuer. The Adviser may incorrectly analyze the risks inherent in corporate bonds, such as the issuer’s ability to meet interest and principal payments, resulting in a loss to the Fund.

Default Risk. The value of the Fund’s investments in whole loans and other alternative lending-related securities, such as shares, certificates, notes or other securities representing an interest in and the right to receive principal and interest payments due on whole loans or fractions of whole loans, and the ability of the Fund to generate income is dependent on the borrowers’ continued and timely payments. The Fund generally receives payments on such investments only if the party servicing the loans receives the borrowers’ payments on the corresponding or underlying loans and passes such payment through to the Fund. If a borrower is unable to or fails to make interest payments or repay principal when due on a loan in which the Fund has investment exposure, or if the value of such a loan decreases, the value of the Fund’s investments will be adversely affected. There can be no assurance that payments due on underlying loans will be made.

If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the servicer or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable to commence a legal proceeding against the defaulting borrower. If the Fund were unable to recover unpaid principal or interest due, this would cause the Fund’s NAV to decrease.

A substantial portion of the loans in which the Fund may invest will not be secured by any collateral except for, in many cases the Solar Energy System, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of the platforms and third party collection agencies, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to obtain the identity of the borrowers in order to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans.

Equity Securities Risks. The value of a particular equity security in which the Fund may invest may decrease. The prices of stocks change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Equity securities tend to be more volatile than bonds and money market instruments. Common stocks are subordinate to preferred stocks in a company’s capital structure, and if a company is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stocks take precedence over the claims of those who own common stocks.

Fixed Income Risk. Fixed income securities increase or decrease in value based, among other things, on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines. On the other hand, if rates fall, the value of the fixed income securities generally increases. Junk bonds may provide greater income and opportunity for gain, but entail greater risk of loss of principal. The issuer of a fixed income security may not be able to make interest and principal payments when due. This risk is increased in the case of issuers of high yield securities, also known as “junk bonds.” Junk bonds may provide greater income and opportunity for gain, but entail greater risk of loss of principal. If a U.S. Government agency or instrumentality in which the Fund invests defaults, and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of certain U.S. Government sponsored entities are neither issued nor guaranteed by the U.S. Government. Fixed income risks include components of the following additional risks:

●	Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due.
●	High Yield Securities/Junk Bond Risk. The Fund may invest in high yield securities, also known as “junk bonds.” High yield securities are not considered to be investment grade. High yield securities may provide greater income and opportunity for gain, but entail greater risk of loss of principal.
●	Government Risk. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest on certain U. S. Government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate. All U.S. Government obligations are subject to interest rate risk.
●	Interest Rate Risk. The Fund’s share price and total return will vary in response to changes in interest rates. If rates increase, the value of the Fund’s investments generally will decline, as will the value of a shareholder’s investment in the Fund. Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value. The risks associated with increasing interest rates are heightened given that interest rates are near historic lows.

Fraud Risk. The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the platforms, issuers, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information provided by prospective borrowers. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a platform will be sufficient to accurately detect and prevent fraud.

The Fund is also subject to the risk of fraudulent activity by a platform or a backup servicer. In the event that a platform or backup servicer engages in fraudulent activity, the pools of loans originated or sourced by the platform or any loans serviced by the platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.

Funding Bank Risk. Multiple banks may originate loans for lending platforms. If such a bank were to suspend, limit or cease its operations or a platform’s relationship with a bank were to otherwise terminate, such platform would need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. The Fund is dependent on the continued success of the platforms that originate the Fund’s investment in loans. If such platforms were unable or impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments (e.g., loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.

Illiquidity Risk. Alternative credit investments generally have a maturity of less than one year to twenty-five years or longer. Investors acquiring alternative credit investments and other alternative lending-related instruments directly through platforms and hoping to recoup their entire principal must generally hold their loans through maturity. Alternative credit investments and other alternative lending-related instruments may not be registered under the Securities Act, and are not listed on any securities exchange. Accordingly, those alternative lending-related instruments may not be transferred unless they are first registered under the Securities Act and all applicable state or foreign securities laws or the transfer qualifies for exemption from such registration. A reliable secondary market has yet to develop, nor may one ever develop, for Solar Loans and such other alternative lending-related instruments and, as such, these investments should be considered illiquid. Until an active secondary market develops, the Fund intends to primarily hold its alternative credit investments until maturity. The Fund may not be able to sell any of its alternative lending-related instruments even under circumstances when the Adviser believes it would be in the best interests of the Fund to sell such investments.

The Fund may also invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies. The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

Inadequate Collateral or Guarantees Risk. Even if a loan to which the Fund is exposed is secured, there can be no assurance that the collateral will, when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with a defaulting loan. There can be no guarantee that the collateral can be removed from the property and liquidated, and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “Default Risk” and “Unsecured Loans Risk,” the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect. To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower default on its payments. As described under “Default Risk,” the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer and, as a result, the Fund may not have priority over other creditors as it expected.

Information Technology Risk. Certain of the Fund’s investment in loans are originated and documented in electronic form and there are generally no tangible written documents evidencing such loans or any payments owed thereon. Because the Fund relies on electronic systems maintained by the custodian, a third party and/or the platforms to maintain records and evidence ownership of such loans and to service and administer loans (as applicable) it is susceptible to risks associated with such electronic systems. These risks include, among others: power loss, computer systems failures and Internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyber attacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.

In addition, platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Any errors, bugs or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the loans originated by the platform. The electronic systems on which platforms rely may be subject to cyber attacks that could result, among other things, in data breaches and the release of confidential information and thus expose the platform to significant liability. A security breach could also irreparably damage a platform’s reputation and thus its ability to continue to operate its business.

The Adviser is also reliant on information technology to facilitate the loan acquisition process. Any failure of such technology could have a material adverse effect on the ability of the Adviser to acquire loans and therefore may impact the performance of the Fund. Any delays in receiving the data provided by such technology could also impact, among other things, the valuation of the portfolio of loans.

Because information technology systems and digital data underlie most of the Fund’s operations, the Fund and its service providers—including the Adviser, administrator, transfer agent, Distributor and others(collectively “Service Providers”)—are exposed to the risk that their operations and data may be compromised as a result of internal and external cyber-failures, breaches or attacks (“Cyber Risk”). This could occur as a result of malicious or criminal cyber-attacks. Cyber-attacks include actions taken to: (i) steal or corrupt data maintained online or digitally, (ii) gain unauthorized access to or release confidential information, (iii) shut down the Fund or Service Provider web site through denial-of-service attacks, or (iv) otherwise disrupt normal business operations. However, events arising from human error, faulty or inadequately implemented policies and procedures or other systems failures unrelated to any external cyber-threat may have effects similar to those caused by deliberate cyber-attacks. Successful cyber-attacks or other cyber-failures or events affecting the Fund or its Service Providers may adversely impact the Fund or its shareholders or cause an investment in the Fund to lose value. Cyber Risk is also present for issuers of securities or other instruments in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause a Fund’s investment in such issuers to lose value.

Investments in Platforms Risk. The platforms in which the Fund may invest may have a higher risk profile and be more volatile than companies engaged in lines of business with a longer, established history and such investments should be viewed as longer term investments. The Fund may invest in listed or unlisted equity securities of platforms or make loans directly to the platforms. Investments in unlisted equity securities, by their nature, generally involve a higher degree of valuation and performance uncertainties and liquidity risks than investments in listed equity securities. The companies of unlisted securities, in comparison to companies of listed securities, may:

●	have shorter operating histories and a smaller market share, rendering them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
●	often operate at a financial loss;
●	be more likely to depend on the management talents and efforts of a small group of persons and the departure of any such persons could have a material adverse impact on the business and prospects of the company; and
●	generally have less predictable operating results and require significant additional capital to support their operations, expansion or competitive position.

Loan Modification Risk. At any time, and particularly during economic downturns or periods of market volatility, the terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers experiencing financial hardship. Any such loan modification or forbearance may result in less favorable terms for the Fund and could adversely affect Fund performance by, among other things, postponing the receipt of payments by the Fund or reducing the overall amount to be repaid by the borrower.

Loans to Small Businesses Risk. The businesses of loan borrowers may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments, among other concerns, which may adversely affect the ability of such borrowers to make principal and interest payments on the loans. See also “Small and Mid-Capitalization Investing Risk” below.

Non-Diversification Risk. The Fund is classified as “non-diversified,” which means the Fund may invest a larger percentage of its assets in the securities of a smaller number of issuers than a diversified fund. Investment in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were diversified among the securities of a greater number of issuers.

Preferred Stock Risk. Preferred stock represents the senior residual interest in the assets of an issuer after meeting all claims, with priority to corporate income and liquidation payments over the issuer’s common stock. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, but less risky than its common stock. There is no assurance that dividends on preferred stocks in which the Fund invests will be declared or otherwise made payable. When interest rates fall below the rate payable on an issue of preferred stock or for other reasons, the issuer may redeem the preferred stock, generally after an initial period of call protection in which the stock is not redeemable. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock.

Prepayment Risk. Borrowers may decide to prepay all or a portion of the remaining principal amount due under a loan at any time without penalty (unless the underlying loan agreements provide for prepayment penalties as may be the case in certain non-consumer alternative credit). In the event of a prepayment of the entire remaining unpaid principal amount of a loan, the Fund will receive such prepayment amount, but further interest will not accrue on the loan after the principal has been paid in full. If the borrower prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and the Fund will not receive all of the interest payments that the Adviser may have originally expected to receive on the loan.

Regulation as Lender Risk. The lending industry is highly regulated and loans made through lending platforms are subject to extensive and complex rules and regulations issued by various federal, state and local government authorities. One or more regulatory authorities may assert that the Fund, when acting as a lender under the platforms, is required to comply with certain laws or regulations which govern the consumer or commercial (as applicable) lending industry. If the Fund were required to comply with additional laws or regulations, it would likely result in increased costs for the Fund and may have an adverse effect on its results or operations or its ability to invest in alternative credit and certain alternative lending-related instruments.

Regulatory and Other Risks Associated with Platforms and Alternative Lending.

The lending industry is highly regulated and the alternative lending-related securities in which the Fund invests are subject to extensive rules and regulations issued by governmental authorities in each of the jurisdictions in which the Fund invests. These authorities also may impose obligations and restrictions on the platforms’ activities or those of other entities involved in the alternative lending process.

The platforms through which alternative credit are originated are subject to various statutes, rules and regulations issued by federal, state, and local government authorities. Platforms are also subject to laws relating to electronic commerce and transfer of funds in conducting business electronically. A failure to comply with the applicable laws, rules and regulations may, among other things, subject the platform or its related entities to certain registration requirements with government authorities and result in the payment of any penalties and fines; result in the revocation of their licenses; cause the loan contracts originated by the platform to be voided or otherwise impair the enforcement of such loans; and subject them to potential civil and criminal liability, class action lawsuits and/or administrative or regulatory enforcement actions. Any of the foregoing could have a material adverse effect on a platform’s financial condition, results of operations or ability to perform its obligations with respect to its lending business or could otherwise result in modifications in the platform’s methods of doing business which could impair the platform’s ability to originate or service alternative credit or collect on alternative credit.

The evolving nature of the platforms’ respective business models may complicate their ability to determine the applicability of, and to effect compliance with, such requirements. The regulatory environment applicable to platforms and their related entities may be subject to periodic changes. Any such changes could have an adverse effect on the platforms’ and related entities’ costs and ability to operate. The platforms could seek to pass through any increase in their costs to their borrowers or investors, such as the Fund, in the form of higher origination or servicing fees.

Increased reporting, registration, and compliance requirements may divert the attention of personnel and the management team of the Adviser, and may furthermore place the Fund at a competitive disadvantage to the extent that the Adviser or companies in which the Fund invests are required to disclose sensitive business information. The Fund will be required to bear the Fund’s expenses relating to compliance-related matters and regulatory filings, which are likely to be material, including on a cumulative basis over the life of the Fund.

See “Risk Factors-Investment Strategy Risks-Regulatory and Other Risks Associated with Platforms and Alternative Lending” for additional detail on some of the laws, rules and regulations relevant to the Fund’s investments.

Restricted and Illiquid Instruments Risk. Investments in restricted instruments, including alternative lending-related instruments and securities that have not been registered under the Securities Act and are subject to restrictions on resale, could have the effect of increasing the amount of the Fund’s assets invested in illiquid investments if eligible investors are unwilling to purchase these instruments. Restricted instruments may be difficult to dispose of at the price at which the Fund has valued the instruments and at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted instruments generally is more volatile than that of more liquid instruments, which may adversely affect the price that the Fund recovers upon the sale of such instruments. Illiquid and restricted instruments are also more difficult to value, especially in challenging markets. Investment of the Fund’s assets in illiquid and restricted instruments may restrict the Fund’s ability to take advantage of market opportunities. The risks associated with illiquid and restricted instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with Share repurchases) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid or restricted instruments.

Risks Associated with Recent Events in the Alternative Credit Industry. The alternative credit industry is heavily dependent on investors for liquidity and at times during the recent past, there has been some decreasing interest from institutional investors in purchasing alternative credit (due both to yield and performance considerations as well as reactions to platform and industry events described below), causing some platforms to increase rates. In addition, there is concern that a weakening credit cycle could stress servicing of alternative credit and result in significant losses.

There has been increased regulatory scrutiny of the alternative lending industry, including the U.S. Department of the Treasury white paper and report, the Office of the Comptroller of the Currency white paper and state investigations into alternative credit platforms. Lawsuits have been filed alleging that the platforms are the true lender and not the funding banks. It is possible that similar litigation or regulatory actions may in the future challenge funding banks’ status as a loan’s true lender, and if successful, platform operators or loan purchasers may become subject to state licensing and other consumer protection laws and requirements. If the platform operators or subsequent assignees of the loans were found to be the true lender of the loans, the loans could be void or voidable or subject to rescission or reduction of principal or interest paid or to be paid in whole or in part or subject to damages or penalties. See “-Regulatory and Other Risks Associated with Platforms and Alternative Lending” above.

Securitization Risk. In connection with the sale or contribution by the Fund or any subsidiaries of certain of their alternative lending-related investments to any such special purpose entity, the Fund or its subsidiaries may be required to make certain representations about the alternative lending-related investments sold or contributed to such special purpose entity. The Fund or its subsidiaries also may be required to indemnify such special purpose entity, or to repurchase the alternative lending-related investments to which such representations relate, to the extent that any such representation is found to have been inaccurate on the date that it was made.

Servicer Risk. The Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In the event that the servicer is unable to service the loans, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be recharacterized as secured loans from the Fund to the platform, which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. To the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund. See “Regulatory and Other Risks Associated with Platforms and Alternative Lending.” Servicers may be subject to other risks described herein, including “Platform Risk.”

Small and Mid-Capitalization Investing Risk. The Fund may gain exposure to the securities of small capitalization companies, mid-capitalization companies and recently organized companies. Historically, such investments, and particularly investments in smaller capitalization companies, have been more volatile in price than those of larger capitalized, more established companies. Many of the risks that apply to small capitalization companies apply equally to mid-capitalization companies, and such companies are included in the term “small capitalization companies” for the purposes of this risk factor. The equity securities of alternative lending platforms or other issuers that are small capitalization companies are often traded over-the-counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange. Investments in instruments issued by, or loans of, small capitalization companies may also be more difficult to value than other types of investments because of the foregoing considerations as well as, if applicable, lower trading volumes.

Unsecured Loans Risk. The Solar Loans to which the Fund will have exposure generally are secured by a perfected security interest in certain components of the Solar Energy Systems purchased as opposed to being secured with collateral such as the real property on which the solar equipment is being installed. This means that they may not be secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity may be unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.

Valuation Risk. Many of the Fund’s investments may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund will value such investments in accordance with fair value procedures adopted by the Board. Valuation of illiquid investments may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such investments may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund. If assets are mispriced, shareholders could lose money upon sale in connection with a periodic repurchase offer or could pay too much for Shares purchased.

Volatility Risk. The market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality; debt securities that are below investment grade are commonly called “junk bonds”), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.

Structural and Market-Related Risks

The risks listed below are in alphabetical order and generally relate the structure of the Fund, as opposed to any specific investments of the Fund (which are listed under “-Investment Strategy Risks” and the risks associated with general market and economic conditions.

Borrowing and Leverage Risk. The Fund and any subsidiary may in the future obtain financing to make investments and/or to fund Share repurchases. The Fund also may obtain leverage through derivative instruments or asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund borrows or uses derivatives or other investments that have embedded leverage.

Controlling Shareholder Risk. The Shares may be held by a Shareholder or a group of Shareholders that may own a significant percentage of the Fund for an indefinite period of time. As long as a Shareholder holds a substantial amount of the Fund’s Shares, it may be able to exercise a controlling influence in matters submitted to a vote of Shareholders, including, but not limited to, the election of the Fund’s Trustees, approval or renewal of advisory or sub-advisory contracts, and any vote relating to a reorganization or merger of the Fund.

Market Risk. Financial markets are subject to periods of volatility, depressed valuations, decreased liquidity and heightened uncertainty such as what was experienced in 2020. These conditions are an inevitable part of investing in capital markets and may continue, recur, worsen or spread. Overall market risk may affect the value of individual instruments in which the Fund invests. The Fund is subject to the risk that the securities markets will move down, sometimes rapidly and unpredictably, based on overall economic conditions and other factors, which may negatively affect the Fund’s performance. Factors such as domestic and foreign (non-U.S.) economic growth and market conditions, real or perceived adverse economic or political conditions, inflation, changes in interest rate levels, lack of liquidity in the bond or other markets, volatility in the equities market or other securities markets or adverse investor sentiment and political events affect the securities markets. Securities markets also may experience long periods of decline in value. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Local, state, regional, national or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and could result in decreases to the Fund’s net asset value. Political, geopolitical, natural and other events, including war, terrorism, trade disputes, government shutdowns, market closures, natural and environmental disasters, epidemics, pandemics and other public health crises and related events and governments’ reactions to such events have led, and in the future may lead, to economic uncertainty, decreased economic activity, increased market volatility and other disruptive effects on U.S. and global economies and markets. Such events may have significant adverse direct or indirect effects on the Fund and its investments. For example, a widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions, and affect Fund performance. A health crisis may exacerbate other pre-existing political, social and economic risks. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers.

Newer Fund and Newer Adviser Risk. The Fund launched in 2022 and has a limited operating history. Investors bear the risk that the Fund may not grow to or maintain economically viable size, not be successful in implementing its investment strategy, and may not employ a successful investment strategy, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for certain shareholders. Such a liquidation could have negative tax consequences for shareholders.

In addition, the Adviser was formed to manage the Fund and has limited operating history.

Potential Conflicts of Interest. The Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Adviser manages and/or advises, or may in the future manage and/or advise, other investment funds or accounts with the same or similar investment objective and strategies as the Fund. As a result, the Adviser and the Fund’s portfolio manager may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund.

In addition, while the Fund is using leverage, the amount of the fees paid to the Adviser for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on the Fund’s Managed Assets, which include assets purchased with leverage. Therefore, the Adviser has a financial incentive to leverage the Fund, which creates a conflict of interest between the Adviser on the one hand and the Shareholders of the Fund on the other. See “Risk Factors-Structural and Market-Related Risks-Potential Conflicts of Interest.”

Privacy and Data Security Laws Risk. While the Fund has adopted policies and procedures regarding the platforms’ and custodian’s protection and use of non-public personally identifiable information, the Fund cannot guarantee the security of that data and cannot guarantee that service providers have been and will continue to comply with U.S. Federal Gramm-Leach-Bliley Act (“GLBA”), California Consumer Privacy Act (“CCPA”), other data security and privacy laws and any other related regulatory requirements. Violations of GLBA, CCPA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. In addition, given that proposed laws and regulations related to privacy and data security are pending in numerous U.S. states and other jurisdictions, the Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.

Repurchase Policy Risk. Repurchases of Shares will reduce the amount of outstanding Shares and, thus, the Fund’s net assets. To the extent that additional Shares are not sold, a reduction in the Fund’s net assets may increase the Fund’s expense ratio (subject to the Adviser’s reimbursement of expenses) and limit the investment opportunities of the Fund. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares may be lower than the price that such Shareholder paid for its Shares.

The Fund may find it necessary to hold a portion of its net assets in cash or other liquid assets, sell a portion of its portfolio investments or borrow money in order to finance any repurchases of its Shares. The Fund may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with the Fund’s investments, which could potentially limit the ability of the Fund to generate income. The Fund also may be required to sell its more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase Fund expenses. The Fund may be required to sell such investments during times and at prices when it otherwise would not, which may cause the Fund to lose money. The Fund may also borrow money in order to meet its repurchase obligations. There can be no assurance that the Fund will be able to obtain financing for its repurchase offers. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses (subject to the Adviser’s reimbursement of expenses) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit the Fund’s ability to participate in new investment opportunities.

To the extent the Shareholder seeks to sell Shares to the Fund as part of a repurchase offer, the Shareholder will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date. It is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date. See “Periodic Repurchase Offers” below for additional information on, and the risks associated with, the Fund’s repurchase policy.

SUMMARY OF FUND EXPENSES

The following table shows Fund expenses that you as an investor in the Fund’s Shares will bear directly or indirectly. This table should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than shown. The expenses shown in the table and related footnotes are based on amounts from the Fund’s first year of operations. The Fund’s actual expenses may vary from the expenses shown in the table

Shareholder Transaction Expenses
Maximum Sales Load	None
Annual Expenses (as a percentage of net assets attributable to the Shares)
Management Fees (1), (2)	1.25%
Other Expenses (2)	42.86%
Total Annual Expenses	44.11%
Net Fee Waiver and Expense Reimbursement (3)	(42.11)%
Total Annual Expenses After Fee Waiver and Expense Reimbursement	2.00%

(1) The Fund has agreed to pay the Adviser a management fee payable monthly at the annual rate of 1.25% of the Fund’s average daily Managed Assets. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes and any preferred stock that may be outstanding). See “Management of the Fund.” The Management Fee is charged as a percentage of the Fund’s average daily Managed Assets, as opposed to net assets. This table shows the estimated Management Fee as a percentage of net assets. With leverage, Managed Assets are greater in amount than net assets, because Managed Assets includes borrowings for investment purposes and the liquidation preference of any preferred stock that may be outstanding.

(2) Reflects the use of leverage during the fiscal year ended September 30, 2022, which represented 0.00% of the Fund’s total average Managed Assets, at an estimated annual interest rate cost to the Fund of 0.00%, which is the weighted average interest rate cost during the fiscal year ended September 30, 2022. The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of leverage, borrowings, and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the Annual Expenses table above but would be reflected in the Fund’s performance results.

(3) The Adviser has agreed to waive its fees or reimburse the operating expenses (including offering expenses) of the Fund (other than brokerage fees and commissions; loan servicing fees; borrowing costs (such as (i) interest, including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts; (ii) commitment fees and (iii) dividends on securities sold short); taxes; indirect expenses incurred by underlying funds in which the Fund may invest; the cost of leverage; litigation and indemnification expenses; judgments; fees and expenses associated with the Fund’s independent trustees (including independent trustees legal counsel fees); and extraordinary expenses) solely to the extent necessary to limit the Fund’s total annual operating expenses to the annual rate of 2.00% of the Fund’s average daily Managed Assets for at least two years from the effective date of the Expense Limitation Agreement. Because the Expense Cap is calculated based on Managed Assets, when the Fund utilizes leverage the Expense Cap will be higher when expressed in net assets. The Adviser may recoup from the Fund expenses reimbursed for three years after the date of the payment or waiver if the Fund’s operating expenses, including the recouped expenses, falls below the Expense Cap. The amount of any recoupment, taken together with the fees and expenses of the Fund at the time of recoupment, will not exceed the lesser of (i) the Expense Cap in effect at the time the expenses were reimbursed, and (ii) the Expense Cap in effect at the time the recoupment is sought. Subject to the foregoing waiver or reimbursement of Fund expenses, the Shareholders will indirectly bear all of the expenses of the Fund with the exception of the Fund’s organizational expenses, which are to be paid by the Adviser. See “Management Fee - Expense Limitation Agreement.”

Example

The following Example is intended to help you understand the various costs and expenses that you, as a holder of Shares, would bear. The Example assumes that you invest $1,000 in Shares of the Fund for the time periods indicated. The Example also assumes that: (i) your investment has a 5% return each year; (ii) that all dividends and distributions are reinvested at NAV; and (iii) total operating expenses after fee waivers and expense reimbursements.. The Example also considers the effect of the fee waiver and expense reimbursement (if any) during the term of the Expense Limitation Agreement. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$20	$62	$106	$229

The Example is based on the annual fees and expenses set out on the table above. The Example should not be considered a representation of actual future expenses. Actual expenses may be greater or less than those shown. Moreover, the rate of return of the Fund may be greater or less than the hypothetical 5% return used in the Example. A greater rate of return than that used in the Example would increase the dollar amount of the asset-based fees paid by the Fund.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. The table below reflects the financial results for a single common share of beneficial interest. The total return in the table represents the rate that an investor would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been derived from the Fund’s financial statements. The information has been audited by KPMG LLP, the Fund’s independent registered public accounting firm, whose report, along with this information and additional Fund performance and portfolio information, appears in the Fund’s Annual Report for the year ended September 30, 2022. To request the Fund’s annual report or semi-annual report, please call 844-4-Finite (844-434-6483).

The Finite Solar Finance Fund

Financial Highlights

	Period Ended September 30, 2022(1)
Per share operating performance(1)
Net asset value, beginning of period	$10.00
Income from operations
Net investment loss	(0.02)
Net realized and unrealized loss	(0.24)
Total income from operations	(0.26)
Net Asset Value, end of period	$9.74
Total return	-2.60	%(3)

Ratios to average net assets
Expenses, before waiver	44.11	%(2)
Expenses, after waiver	2.00	%(2)(4)
Net investment loss, after waiver	-0.30	%(2)(4)

Supplemental data
Net assets, end of period (000's)	$2,902
Portfolio turnover rate	0.00	%(3)

(1)	The Fund commenced operations on December 31, 2021.
(2)	Annualized.
(3)	Not Annualized.
(4)	U.S. Bank Global Fund Services voluntarily waived a portion of their fees during the period ended September 30, 2022, impacting the ratios by 2.02%.

USE OF PROCEEDS

The Fund will seek to invest promptly the net proceeds associated with the continuous offering of its Shares (or, as applicable, make contractual commitments to invest such proceeds) in accordance with its investment objective and policies within three months after receipt thereof. Certain investments may be delayed if suitable opportunities are unavailable at the time or for other reasons, such as market volatility and lack of liquidity in the markets of suitable investments. A portion of the amount of proceeds may be invested in short-term debt securities or held in the form of cash and cash equivalents (including money market investments or money market funds) pending investment pursuant to the Fund’s investment objective and strategies. In addition, subject to applicable law, the Fund may maintain a portion of its assets in cash or such short-term securities or money market funds to meet operational needs, for temporary defensive purposes, or to maintain liquidity. The Fund may be prevented from achieving its objective during any period in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

INVESTMENT OBJECTIVE AND STRATEGIES

The Fund

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The Fund is offering common Shares of beneficial interest.

Investment Objective

The Fund’s investment objective is to provide total return with an emphasis on current income. There can be no assurance that the Fund will achieve its investment objective.

The Fund’s investment objective and, unless otherwise specified, the investment policies and limitations of the Fund are not considered to be fundamental by the Fund and can be changed without a vote of the Shareholders. Certain investment restrictions specifically identified as such in the SAI are considered fundamental and may not be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund, as defined in the 1940 Act, which includes Shares and shares of preferred stock of the Fund, if any, voting together as a single class, and the holders of the outstanding preferred shares, if any, voting as a single class.

Investment Strategies and Policies

The Fund seeks to achieve its investment objective by investing, under normal market conditions, at least 80% of its Managed Assets, directly or indirectly, in alternative-lending related securities and other investments issued primarily for solar financing, including credit instruments related to the development, purchase or installation of solar energy equipment or the purchase and lease of renewably generated electricity and securities of solar finance companies, specialty finance companies and other solar industry participants (“Solar Finance Assets”). The Fund will primarily invest in Solar Finance Assets that are expected to generate interest or other streams of payments from consumers and commercial borrowers that have elected to finance the development, purchase, or installation of Solar Energy Systems (defined below) or that have committed to purchase solar-generated electricity, and from securities of Solar Loan Originators (defined below) and of certain other U.S. solar participants. The Fund may invest more than 25% of its total assets in Solar Loans originated by one or more Solar Loan Originators at any time, but will not invest more than 45% of its total assets in Solar Loans from any single Solar Loan Originator.

The Fund’s investments will be allocated among Solar Finance Assets that the Adviser believes represent attractive investment opportunities in the solar industry with the potential for stable cash flows over the long term. The Fund intends to focus on Solar Finance Assets that in the Adviser’s view offer the potential for regular current yield. The Fund may also invest up to 20% of its Managed Assets in equity securities and convertible bonds of Solar Loan Originators or other solar participants. The Adviser generally seeks Solar Loans from Solar Loan Originators (as defined below) that historically have originated Solar Loans that meet certain criteria related to, among other things, loan default history, overall borrower credit quality, maturities, and durations. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes and any preferred stock that may be outstanding).

The Fund’s primary investment strategy will be the purchase and sale of Solar Finance Assets that provide the Fund with exposure to loans or related securities originated or sourced by solar finance companies, specialty finance companies, platforms and other solar industry participants, such as manufactures or installers of Solar Energy Systems (collectively, “Solar Loan Originators”) as well as by traditional lenders such as banks. Under normal circumstances, the Fund expects to be primarily invested in: (i) loans made to consumers where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems (“Residential Solar Loans”); (ii) loans made to commercial entities (including small-and mid-sized U.S. companies and municipal government entities) where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems (“Commercial Solar Loans,” and, together with Residential Solar Loans, “Solar Loans”); (iii) asset-backed securities, including special purpose vehicles (“SPVs”) (sometimes referred to as “securitization vehicles”) representing ownership or participation in a pool of Solar Loans or of payments related to the sale of renewably generated electricity of a Solar Energy System pursuant to solar power purchase agreements (“PPAs”) or leases; and (iv) debt securities of Solar Loan Originators and other solar industry participants. The Fund expects that the initial amount of each Residential Solar Loan to be between $10,000 and $100,000 and the initial amount of each Commercial Solar Loan to be between $100,000 and over $10,000,000, although these ranges may change from time to time. In addition, the Fund may invest up to 20% of its Managed Assets in equity securities and convertible notes of Solar Loan Originators and other solar industry participants. See “More about Solar Finance Assets” below. Unless the context suggests otherwise, all references to loans generally in this Prospectus refer to Solar Loans.

As discussed below, Solar Loan Originators are considered to be non-traditional or alternative lenders. Unless the context suggests otherwise, all references to “alternative lending platforms” (or “platforms”) in this Prospectus apply to Solar Loan Originators. As described in more detail herein, alternative lending-related securities are loans originated through alternative lending platforms, or securities that provide the Fund with exposure to such loans or alternative lending platforms.

The Fund’s investments in alternative lending-related securities and other instruments provide the Fund with exposure to Solar Loans originated by Solar Loan Originators. The Fund’s investments in Solar Loans will primarily be whole Solar Loans, but also may, to a lesser extent, include other types of alternative lending-related securities in addition to those described above, including but not limited to:

●	notes, shares, certificates or other pass-through obligations representing the right to receive principal and interest payments due on fractions of whole Solar Loans or pools of whole Solar Loans;
●	privately offered equity securities (including common stock, preferred stock and convertible securities) or debt securities (including derivatives tied to such securities such as warrants, rights and options) of Solar Loan Originators (or an affiliate) or companies that own or operate Solar Energy Systems or that finance solar projects; and
●	loans, credit lines or other extensions of credit to a Solar Loan Originator (or its affiliate).

The Fund may invest without limit in any of the foregoing types of Solar Finance Assets, except that the Fund will not invest greater than 45% of its Managed Assets in the securities of, or the Solar Loans originated or sponsored by, or in the securities of, any one Solar Loan Originator (or a group of related platforms). See “Risk Factors-Investment Strategy Risks-Platform Concentration Risk.” The Solar Loans or other alternative lending-related securities in which the Fund typically invests are newly issued and/or current as to interest and principal payments at the time of investment. As a fundamental policy (which cannot be changed without the approval of the holders of a majority of the outstanding voting securities of the Fund), the Fund will not invest in any Solar Loans that are of subprime quality at the time of investment and may not purchase Solar Loans or other alternative lending-related securities from Solar Loan Originators whose business consists primarily of originating loans of subprime quality. Although there is no specific legal or market definition of subprime quality, it is generally understood in the industry to signify that there is a material likelihood that the loan will not be repaid in full.

In addition, the Fund has no intention as of the date of this Prospectus to invest in any Solar Loans originated from Solar Loan Originators or banks based outside the United States or made to non-U.S. borrowers with respect to Solar Energy Systems to be used on properties outside of the United States. However, the Fund may in the future invest in such alternative-lending related securities and, prior to such time, will amend the Prospectus to provide additional information on such investments, including the associated risks.

The Fund may invest in income-producing securities of any maturity and credit quality. The Fund’s Solar Finance Assets may not be rated by a nationally recognized statistical rating organization (“NRSRO”). Such unrated credit instruments or securities are considered to be of a credit quality comparable to securities rated below investment grade by an NRSRO. Below-investment grade securities, which are often referred to as “junk” or “high yield” and have predominantly speculative characteristics with respect to the borrower or obligor’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. Although not a principal investment strategy, the Fund may invest up to a total of 25% of its Managed Assets (measured at the time of investment) in below-investment grade securities. The Fund may also invest in both rated senior classes of asset-backed securities as well as unrated subordinated (“residual”) interests in pools of alternative lending securitizations. To the extent the Fund invests in residual interests in pools of alternative lending securitizations, a small number of loans in the pools may include consumer loans of sub-prime quality.

Although the Solar Loans in which the Fund will invest may be originated by traditional lenders such as banks, the Fund’s exposure to Solar Finance Assets, including Solar Loans, will primarily be through Solar Loan Originators, which are “alternative lending platforms,” such as specialty finance solar lenders or their affiliates.

Depending upon the particular Solar Finance Asset, the Adviser may conduct a platform-specific analysis only, as opposed to a loan-specific analysis, and, as such, the Adviser’s investment process may not result in a review of each individual investment to which the Fund has investment exposure. The Adviser generally seeks Solar Loans from Solar Loan Originators that historically have originated Solar Loans that meet certain criteria related to, among other things, loan default history and overall borrower credit quality and maturities and durations of Solar Loans. The Fund also periodically reviews certain aspects of the Solar Loan Originators’ credit models and monitor the Solar Loan Originators with a view toward ensuring that sound underwriting standards are maintained over time.

The Solar Loans to which the Fund will have exposure may be considered to be unsecured in that the real property on which the solar equipment is installed will not be utilized as collateral for the Solar Loan, however such Solar Loans generally are secured by a perfected security interest (i.e., the Fund will have rights superior to certain other creditors) in certain components of the Solar Energy Systems purchased. The Solar Loans to which the Fund will gain exposure may pay fixed or variable rates of interest, may have a variety of amortization schedules, may include borrowings that do not require amortization payments (i.e., are interest-only or have deferred payment schedules), and may have a term or a maturity ranging from less than one year to twenty-five years or longer. The Fund does not expect to target a specific range of maturities to be primarily invested in, however, under normal circumstances, the Fund expects a majority of the Solar Loans to which the Fund will gain exposure will have a term or maturity ranging from five to twenty years. This universe of investments is subject to change under varying market conditions and as alternative lending-related instruments and markets evolve over time. While the Fund generally intends to hold its investments to maturity, it may from time to time sell certain of its investments in executing its investment strategy.

In addition to investing directly in the Solar Loans originated or sourced by a Solar Loan Originator, the Fund may also invest in asset-backed securities, including SPVs (sometimes referred to as securitization vehicles) sponsored by a Solar Loan Originator, which are comprised of underlying Solar Loans originated or sourced by such platform. The Solar Loan Originator issues securities representing ownership or participation in payments on such SPV’s underlying Solar Loans or payments related to the sale of renewably generated electricity of a Solar Energy System, and the Solar Loan Originator, or its SPV, may issue notes collateralized by Solar Loans. The Fund may also sell certain of the whole Solar Loans it acquires by pooling them and selling them to such securitization vehicles, whether sponsored by the platforms themselves or by third parties, in cases where the Fund determines that such sales are on terms favorable to the Fund.

The Adviser will also seek out opportunities for investments in the solar industry that may result in capital appreciation for the Fund. As noted above, the Fund may invest in securities issued by Solar Loan Originators or in companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock, warrants, rights and/or options. The Fund may also invest in the equity and debt securities of (i) companies that are involved in business activities related to solar energy production, storage and transmission and (ii) companies that sell electricity derived from solar power (collectively, “U.S. Solar Companies”). U.S. Solar Companies are considered by the Adviser to be those companies that have at least 50% of their assets, income, sales or profits committed to, or derived from activities related to the solar industry. The Fund also may invest in debt or equity securities of publicly-traded U.S. Solar Companies for liquidity management purposes. The Fund also may invest in publicly-traded “yieldcos” and publicly-traded limited partnerships that primarily own, operate and acquire clean or renewable energy projects. Such “yieldcos” are companies that generate cash, generally through the use of long-term contracts to sell energy generated from a group of underlying operating assets, such as sustainable projects held by the yieldcos, which is then distributed back to investors as dividends. The Fund may also invest in private investment funds (private funds that are exempt from registration under Sections 3(c)(1) and 3(c)(7) of the 1940 Act) that invest in Solar Finance Assets. The Fund’s investments in private investment funds will be limited to no more than 15% of the Fund’s Managed Assets.

To the extent permitted by the 1940 Act, the Fund may utilize leverage based on the Adviser’s assessment of leverage’s ability to assist in achieving the Fund’s investment objective as further discussed below. See “Additional Information About the Fund’s Principal Investment Strategies - Borrowing.” Under the 1940 Act, the Fund may utilize leverage through the issuance of preferred stock in an amount up to 50% of its total assets (100% of its net assets) and/or through borrowings and/or the issuance of notes or debt securities (collectively, “Borrowings”) in an aggregate amount of up to 33 1/3% of its total assets (50% of its net assets). There can be no assurance that any leveraging strategy the Fund employs will be successful during any period in which it is employed.

In addition, the Fund may, but it is not required to, use derivative instruments for a variety of other purposes, including hedging, risk management, portfolio management or to earn income. The Fund’s use of derivatives may involve the purchase and sale of derivative instruments such as futures, forwards, swaps, options, warrants, contracts for difference (“CFDs”), structured investments and other related instruments and techniques.

All or substantially all of the securities in which the Fund invests are “restricted” securities, which means that they are subject to legal and/or contractual restrictions on transfer. Thus, there is generally a limited or no secondary market available for many of the securities in which the Fund invests.

The Fund is “non-diversified,” meaning that a larger portion of its assets may be invested in securities from a limited number of issuers than in a diversified fund. In addition, as a matter of fundamental policy, under normal circumstances, the Fund will concentrate its investments in alternative-lending related securities and other investments issued primarily for solar financing.

From time to time, the Fund may also invest a portion of the Fund’s assets in short-term U.S. Government obligations, certificates of deposit, commercial paper and other money market instruments, including repurchase agreements with respect to such obligations, to enable the Fund to make investments quickly and to serve as collateral with respect to certain of its investments. A greater percentage of Fund assets may be invested in such obligations if the Adviser believes that a defensive position is appropriate because of expected economic or business conditions or the outlook for security prices. From time to time, cash positions may be placed in one or more money-market funds or cash and cash equivalents may be used as defensive instruments. When following a defensive strategy, the Fund will be less likely to achieve its investment objective.

The Fund may also from time-to-time lend its portfolio securities in accordance with existing SEC guidance.

More about Solar Power

“Solar Power” refers to energy from the sun that is converted into thermal or electrical energy. The three main ways to harness solar energy directly are the use of photovoltaics (“PV”), solar heating and cooling and concentrated solar power. PV solar panels convert the sun’s rays into electricity through the photovoltaic effect. Solar heating and cooling technologies collect the thermal energy from the sun. Concentrated solar power uses lenses or mirrors to concentrate sunlight, then uses the resulting heat to generate electricity from a steam-driven turbine.

“Solar Energy Systems” are Solar Power energy systems, which can be made up, in whole or in part of solar panels or modules, inverters, electricity storage, monitoring equipment, charging equipment (including batteries and automobile charging equipment), energy efficient components, related ancillary equipment or components, prepaid operations and maintenance agreements and related landscaping, roofing or re-roofing, wiring, electrical system upgrades and any additional equipment or services related to installation of such equipment.

The Fund’s investments may include:

●	“Residential Solar Loans” are closed-end installment loans made to consumers where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems.

●	“Commercial Solar Loans” are loans made to commercial entities (including small-and mid-sized U.S. companies and municipal government entities) where the proceeds are used to finance the development, purchase and installation of Solar Energy Systems.
●	Solar Power Purchase Agreements (“PPAs”) and their corresponding asset-based loans are agreements whereby a company that owns, maintains and operates solar equipment (including a Solar Energy System) sells the energy produced by such equipment to a homeowner or commercial business for a set price per unit of energy produced.
●	Solar Power Lease (“Lease”) and their corresponding asset-based loans are agreements whereby a company owns, maintains and operates solar equipment (including a Solar Energy System) and a homeowner or commercial business pays a pre-determined payment for the use of such system and its associated energy production.

Alternative Lending and Investment Process

Alternative lending is a method of financing in which a lending platform facilitates the borrowing and lending of money while generally not relying on deposits for capital to fund loans. It is considered an alternative to more traditional loan financing done through a bank. Prospective borrowers are usually required to provide or give access to certain financial information to the platform, such as the intended purpose of the loan, income, credit score, debt-to-income ratio, credit history (including defaults and delinquencies) and home ownership status, and, in the case of small business loans, business financial statements and personal credit information regarding any guarantor, some of which information is made available to prospective lenders. While commercial borrowers may, in some cases, be required to provide tax returns to certain platforms, the Fund will not require that tax returns be provided for the Commercial Solar Loans that it purchases. Often, platforms charge fees to cover these screening and administrative costs (“Origination Fee”). Based on this and other relevant supplemental information, the platform usually assigns its own credit rating to the borrower and sets the interest rate for the requested borrowing. Other platforms sell loans directly to large institutional investors, like the Fund. In some cases, a platform partners with a bank to originate a loan to a borrower; alternatively, some platforms may originate loans themselves. In addition, alternative lending platforms may maintain on their balance sheets a portion of the loan portfolios they originate. Platforms may set minimum eligibility standards for borrowers to participate in alternative lending arrangements and may limit the maximum permitted borrowings.

Some alternative lending platforms, including some Solar Loan Originators are non-traditional intermediaries. Non-traditional intermediaries do not themselves (either alone or working with a bank) originate loans. Instead, they intermediate sales of loans originated by more traditional lenders to buyers that utilize alternative sources of capital (i.e., capital other than bank deposits). Solar Loans are sometimes offered to customers through an indirect sales model, where installers sell solar energy systems with financing to homeowners.

In the United States, an alternative lending platform may be subject to extensive regulation, oversight and examination at both the federal and state level, and across multiple jurisdictions if it operates its business nationwide. Accordingly, platforms are generally subject to various securities, lending, licensing and consumer protection laws. In addition, courts have recently considered the regulatory environment applicable to alternative lending platforms and purchasers of alternative lending-related securities. In light of recent decisions, if upheld and widely applied, certain alternative credit platforms, including certain Solar Loan Originators of the Fund, could be required to restructure their operations and certain loans previously made by them through funding banks may not be enforceable, whether in whole or in part, by investors holding such loans or such loans would be subject to diminished returns and/or the platform subject to fines and penalties. As a result, loans and other alternative-lending related securities purchased by the Fund (directly or indirectly) could become unenforceable or subject to diminished returns, thereby causing losses for Shareholders. See “Risk Factors-Investment Strategy Risks- Platform Risk” and “Risk Factors-Investment Strategy Risks- Regulatory and Other Risks Associated with Platforms and Alternative Lending.”

The Solar Loans and other alternative lending-related securities in which the Fund typically invests are newly issued and/or current as to interest and principal payments at the time of investment. A small number of Solar Loan Originators originate a substantial portion of the Solar Finance Assets in the United States. The Adviser intends to continue to build relationships and enter into agreements with additional platforms. However, if there are not sufficient qualified loan requests through any platform, the Fund may be unable to deploy its capital in a timely or efficient manner. In such event, the Fund may be forced to invest in cash, cash equivalents, or other assets that fall within its investment policies that are generally expected to offer lower returns than the Fund’s target returns from investments in Solar Loans or other alternative lending-related securities.

The Fund will enter into purchase agreements with Solar Loan Originators, which will outline, among other things, the terms of the loan purchase, loan servicing, the rights of the Fund to assign the loans and the remedies available to the parties. Although the forms of these agreements are similar to those typically available to all investors, institutional investors such as the Fund will have an opportunity to negotiate some of the terms of the agreement. In particular, the Fund will have greater negotiating power related to termination provisions and custody of the Fund’s account(s) relative to other investors due to the restrictions placed on the Fund by the 1940 Act. The Fund will also typically negotiate to include a “put-back” provision, which provides that if a Solar Loan purchased by the Fund enters into default within 90 days of the Fund’s purchase, the Adviser will seek to have a right to put the loan back to the Solar Loan Originator. Pursuant to such purchase agreements, the Solar Loan Originator or a third-party servicer will typically service the loans, collecting payments and distributing them to the Fund, less any servicing fees, and the servicing entity, unless directed by the Fund, typically will make all decisions regarding acceleration or enforcement of the loans following any default by a borrower. The Fund expects to have a backup servicer in case any Solar Loan Originator or third-party servicer ceases or fails to perform the servicing functions, which the Fund expects will mitigate some of the risks associated with a reliance on platforms or third-party servicers for servicing of the Solar Loans or other alternative lending-related security.

See “Risk Factors-Investment Strategy Risks-Platform Concentration Risk” and “Risk Factors-Investment Strategy Risks-Servicer Risk.”

Specialty Finance Companies in the Solar Industry

Solar Loan Originators focus on originating and servicing Solar Loans and other alternative lending-related securities used to finance Solar Energy Systems. Such specialty finance companies may work directly with solar equipment dealers and/or installers to offer financing options to consumers and/or commercial businesses for the purchase or use of Solar Energy Systems. Funds are generally disbursed directly to the installers, equal to the system cost minus any Origination Fees pursuant to dealer agreements between the financing company and the installer/dealer. As noted above, the Fund intends to invest in Solar Loans and other alternative lending-related securities, including asset-backed securities which represent direct or indirect participations in, or are secured by and payable from, pools of assets such as loans, Leases, or other streams of payments, including those related to the ongoing sale of solar-generated electricity pursuant to PPAs.

Due Diligence Review

The Adviser, as part of its portfolio construction process, engages in an ongoing diligence of the Solar Loan Originators from which the Fund purchases Solar Loans in order to evaluate both the process by which each platform extends or sources Solar Loans and provides related services and the characteristics of the overall portfolio of Solar Loans made available through that platform. Among other considerations, the Adviser will also consider the viability of the Solar Loan Originator to sustain its business for the foreseeable future; whether the platform has the appropriate expertise, ability and operational systems to conduct its business; the financial condition and outlook of the platform; and the platform’s ability to manage regulatory, business and operational risk. The Fund generally intends to purchase Solar Loans or other alternative lending-related securities only from Solar Loan Originators whose financial statements are audited by a nationally recognized accounting firm.

The Adviser’s diligence process includes on-site in-person meetings, supplemented by telephonic meetings, with the senior management and with the credit underwriting, operations, technology, legal and compliance teams of the Solar Loan Originator; evaluation of the platform’s credit underwriting policies, procedures and models; evaluation of the platform’s collections, operations, technology, legal and compliance personnel, infrastructure, and procedures; review of the ability of a platform to attract borrowers and the volume of loan originations, and loan performance relative to model expectations, as well as analysis of a “loan tape” that includes historical loan underwriting data and actual payment experience for all individual loans made or sourced by the platform since inception that are comparable to the loans proposed to be purchased by the Fund. In conducting such due diligence, the Adviser has access to, and reviews, the platform’s credit models as well.

Generally, the underwriting approach of Solar Loan Originators considers: (i) the quality of the equipment manufacturer, (ii) the quality of installers and (iii) the credit quality of borrowers. This approach attempts to ensure the Solar Energy System is of high quality, operational, and correctly installed and the borrower has the ability and willingness to make associated payments. Typical proprietary borrower underwriting models include, without limitation, the borrower’s FICO score, annual income and prior credit history including delinquency and liens.

Each Solar Loan Originator assigns the alternative credit that it originates a platform-specific credit grade reflecting the potential risk-adjusted return of the loan, which may be based on various factors such as: (i) the term, interest rate and other characteristics of the loans; (ii) the electric utility of the borrowers; (iii) if applicable, the purpose of the loans within the platform; and (iv) the credit and risk profile of the borrowers. In purchasing alternative lending-related investments from a Solar Loan Originator, the Fund provides the applicable platform with instructions as to which platform credit grades are eligible for purchase (or, conversely, which platform credit grades are ineligible for Fund purchase). The Adviser performs an ongoing analysis of each of the criteria within a platform’s credit grades to determine historical and predicted prepayment, charge-off, delinquency and recovery rates acceptable to the Adviser.

The Fund generally purchases Solar Loans from Solar Loan Originators that meet certain criteria (such as maturities and durations, borrower and loan types, borrower credit quality and geographic locations of borrower). Once the Fund acquires a Solar Finance Asset from a Solar Loan Originator, the Solar Loan Originator or designated third-party (such as the servicer) will provide the Fund with certain information to enable the Adviser to monitor the performance of the Fund’s overall portfolio and to determine whether such Solar Finance Assets comply with the Fund’s investment criteria. The information provided by the Solar Loan Originator may include general geographic information, FICO scores, income and summary aggregate data, and underlying Solar Energy System monitoring access but such information may vary between platforms. The Fund will generally not receive a borrower’s name, bank account information, or other more specific borrower information, all of which may be collected by the platforms during the underwriting process.

Prospective borrowers supply a variety of information regarding the purpose of the loan, income and employment status to the Solar Loan Originators. As a general matter, the Solar Loan Originators do not verify the majority of this information, which may be incomplete, inaccurate, false or misleading. Prospective borrowers may misrepresent any of the information they provide to the Solar Loan Originators. Although the Adviser conducts diligence on the platforms, the Adviser generally does not have the ability to independently verify the information provided by the Solar Loan Originators, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the Fund observes directly as payments are received. As a result, the Fund is dependent on the Solar Loan Originators’ (and/or their servicers’) ability to collect, verify and provide information to the Fund about each Solar Loan and borrower. The Adviser will not invest the Fund’s assets in loans originated by platforms for which the Adviser cannot evaluate to its satisfaction the completeness and accuracy of the individual alternative lending-related investment data provided by such platform relevant to determining the existence and valuation of such alternative credit investment and utilized in the accounting of the loans (i.e., in order to select a Solar Loan Originator, the Adviser must assess that it believes all relevant loan data for all loans purchased from the platform is included and correct).

The Fund generally does not have access to personally identifiable information about the individual borrowers (e.g., names or similar identifying information) prior to purchasing Solar Finance Assets, although the Fund’s custodian has this information for whole Solar Loans owned by the Fund (and the Fund and the Adviser have established procedures with the Fund’s custodian designed to prevent the inadvertent communication of personally identifiable borrower information by the Fund’s custodian to the Fund or the Adviser). The Fund monitors the characteristics of the Solar Finance Asset securities purchased from Solar Loan Originators on an ongoing basis.

As discussed above, the Adviser may, depending upon the investment, purchase or sell Solar Loans for the Fund’s portfolio not based on an analysis of specific borrowers’ abilities to repay their loans or other criteria specific to individual investments. Although the Adviser may not in some cases review each individual alternative lending-related investment prior to investment, it is able to impose minimum quantitative and qualitative criteria on the Solar Loans in which it will invest. In effect, the Adviser adopts the minimum investment criteria imposed by a Solar Loan Originator that it has identified as having the appropriate characteristics for investment.

The Fund also has adopted the following investment restrictions as fundamental policies that can only be changed with the approval of the holders of a majority of the Fund’s outstanding voting securities:

●	The Fund may not invest in loans that are of subprime quality at the time of investment.
●	The Fund may not purchase loans or other alternative lending-related securities from platforms whose business consists primarily of originating loans of subprime quality.

The Adviser will determine whether loans offered to the Fund are of subprime quality at the time of investment pursuant to guidelines approved by the Board from time to time. These guidelines currently provide that to be eligible for purchase by the Fund, the Adviser must determine that loans have a likelihood of repayment that is greater than that of “subprime” consumer loans. “Subprime” does not have a specific legal or market definition, but is understood in the credit marketplace to signify that a loan has a material likelihood that it will not be repaid. The Adviser will make the determination that Solar Loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the credit underwriting policies of the originating or sourcing platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including employments status, income, and credit bureau data where available. Credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan. However, when FICO data is available from a platform with respect to a borrower, the Adviser’s guidelines generally prohibit the purchase of any consumer loan to an individual whose FICO score is not, either at the time of origination or the time of purchase, at least 650. While, under normal circumstances, the Adviser does not provide instructions to the platforms as to any individual criterion used to determine platform-specific grades prior to purchasing alternative credit, the Adviser does retain the flexibility to provide more specific instructions (e.g., term; interest rate; geographic location of borrower) if the Adviser believes that investment circumstances dictate any such further instructions. Specifically, the Adviser instructs platforms that the Fund will not purchase any alternative credit that is of “subprime quality” (as determined at the time of investment).

The Adviser significantly relies on borrower credit information provided by the Solar Loan Originator through which they make the Fund’s investments. The Adviser receives updates of such borrower credit information provided by independent third-party service providers to the platforms and therefore can monitor the credit profile of its investments on an ongoing basis. See “Calculation of Net Asset Value.”

Given the increased reliance on the use of information technology in alternative credit, the Adviser conducts due diligence on the platforms through which it seeks its alternative lending-related investments, including a review of each platform’s information technology security, fraud protection capabilities and business continuity plan. The Adviser generally requires a platform to have, among other things, industry standard data backup protections, including off-site backup datacenters and state of the art data encryption, and appropriate cybersecurity measures. In addition, the Adviser has adopted various protections for itself, including a business continuity plan which provides procedures related to the recovery and restoration of its business, particularly with respect to any critical functions and systems of the Adviser, following an interruption in service or disaster.

Additional Information About the Fund’s Principal Investment Strategies

Although the Solar Loans to which the Fund will have exposure are generally secured by a perfected security interest in certain components of the Solar Energy System equipment, the Fund also may gain exposure to loans that are unsecured, secured by a perfected security interest in an enterprise or specific assets of an enterprise or individual borrower or in real estate, and/or supported by a personal guarantee by individuals related to the borrower. The loans to which the Fund gains exposure may pay fixed or variable rates of interest, may have a variety of amortization and payment schedules, and may include borrowings that do not require amortization payments (i.e., are interest-only). The loans to which the Fund gains exposure may in some cases not require any payments to be made to the Fund until the end of the term. The terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers, particularly during economic downturns or periods of market volatility, which could adversely affect Fund performance. The Fund may invest in loans at or shortly following origination or may purchase loans in the secondary market after origination or sourcing. This universe of investments is subject to change under varying market conditions and as alternative lending-related securities and markets evolve over time.

In implementing the Fund’s investment strategy, the Adviser has broad discretion to invest in alternative lending-related securities of different types and relating to a variety of borrower types and geographic regions inside the U.S., subject to the Fund’s fundamental investment restrictions with respect to subprime quality loans. The Adviser seeks to invest in alternative lending-related securities through platforms that operate in (and that originate or source loans to borrowers located in) the U.S. Within each region and borrower type, the Adviser has broad discretion to make investments that provide the Fund with a variety of exposures, including to borrower creditworthiness, lines of business and loan purpose. Subject to any restrictions under applicable law (including diversification requirements under U.S. federal income tax law applicable to regulated investment companies), the Fund is not restricted in its exposure to any particular borrower creditworthiness, line of business, loan purpose, term or form of security or guarantee or any other loan terms or characteristics, except as provided in the Fund’s fundamental investment restrictions. Except for certain asset diversification tests under the Internal Revenue Code of 1986, as amended (the “Code”), there is no stated limit on the percentage of assets the Fund can invest in a particular investment or the percentage of assets the Fund will allocate to any one investment type, borrower type, loan purpose, geographic region, borrower creditworthiness, term or form of security or guarantee permitted by the Fund’s fundamental investment restrictions. The Fund may, at times, focus its investments in instruments meeting one or more of these criteria. Subject to the limitations described above, the Fund may also invest in Solar Loans or other investments that are not originated or sourced by Solar Loan Originators but that the Adviser believes have investment characteristics similar to alternative lending-related securities in which the Fund generally invests.

Borrowing. The Fund may borrow an amount up to 33 1/3% of its total assets (including the amount borrowed). The Fund may borrow for investment purposes, to meet repurchase requests and for temporary, extraordinary, or emergency purposes. To the extent the Fund borrows more money than it has cash or short-term cash equivalents and invests the proceeds, the Fund will create financial leverage. It will do so only when it expects to be able to invest the proceeds at a higher rate of return than its cost of borrowing. The use of borrowing for investment purposes increases both potential investment return and potential investment risk. Because the management fees paid to the Adviser are calculated on the basis of the Fund’s average daily managed assets, which include the proceeds of leverage, the dollar amount of the fees paid by the Fund to the Adviser will be higher (and the Adviser will be benefited to that extent) when leverage is utilized.

The 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities. This means that the value of the Fund’s senior securities representing indebtedness may not exceed one-third of the value of its total assets (including such senior securities), measured at the time the Fund issues the senior securities. The 1940 Act also requires the Fund to provide for a prohibition on the declaration of cash distributions or repurchases of Shares unless any senior securities representing indebtedness have an asset coverage of not less than 300% after giving effect to such distribution or repurchase. The Fund also may borrow money from banks or other lenders for temporary purposes in an amount not to exceed 5% of the Fund’s assets. Such temporary borrowings are not subject to the asset coverage requirements discussed above. Investments or trading practices that involve contractual obligations to pay in the future are subject to the same requirements unless the Fund designates liquid assets in an amount the Fund believes to be equal to the Fund’s contractual obligations (marked-to-market on a daily basis) or, for certain instruments, appropriately “covers” such obligations with offsetting positions.

Leverage can have the effect of magnifying the Fund’s exposure to changes in the value of its assets and may also result in increased volatility in the Fund’s NAV. This means the Fund will have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned its assets on an unleveraged basis. The value of an investment in the Fund will be more volatile and other risks tend to be compounded to the extent that the Fund is exposed to leverage directly or indirectly. In addition, the cost associated with any issuance and use of leverage is borne by the Shareholders and results in a reduction of the NAV of the Shares. Such costs may include legal fees, audit fees, structuring fees, commitment fees and a usage (borrowing) fee. The Fund may also obtain leverage through derivative instruments that afford the Fund economic leverage or other investments, such as asset-backed securities, that may have embedded leverage. The Fund is not limited in the form or manner in which it may incur leverage.

Changes to the Fund’s Investment Policies. The Fund’s investment objective and policies may be changed without shareholder approval unless an objective or policy is identified in the Prospectus or in the Statement of Additional Information as “fundamental.” The Fund’s policy to invest, under normal circumstances, at least 80% of its Managed Assets, in Solar Finance Assets may be changed by the Board upon at least 60 days prior written notice to shareholders.

Temporary Defensive Positions. During unusual market conditions or, in an attempt to respond to market conditions where there are limited investment opportunities meeting the Fund’s investment criteria, the Fund may invest up to 100% of its assets in cash or cash equivalents, including shares of other mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements, which may be inconsistent with its investment objective and other policies. Taking a temporary defensive position may result in a Fund not achieving its investment objective.

Subsidiaries. The Fund also may wholly-own or otherwise control certain pooled investment vehicles which hold Solar Finance Assets, which pooled investment vehicle may be formed and managed by the Adviser (a “Subsidiary”). Each Subsidiary may invest, for example, in whole loans or in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans, or any other security or other instrument that the Fund may hold directly. See “Risk Factors-Structural and Market-Related Risks-Subsidiary Risk.”

Portfolio Turnover. A high turnover rate (100% or more) may involve greater expenses to the Fund. The Fund does not expect to have a high turnover rate.

There can be no assurance that the investment objective of the Fund will be achieved or that the Fund’s portfolio design, investment strategies and/or risk monitoring strategies will be successful.

Additional Information about Portfolio Investments

Set forth below is additional information about some of the Fund’s investments. The Fund is under no obligation to invest in any of these securities.

Whole Loans. The Fund primarily buys and sells whole loans. When the Fund invests in whole loans, it typically purchases all rights, title and interest in the loans pursuant to a loan purchase agreement directly from the alternative lending platform or its affiliate. The alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. Where alternative lending platform or its affiliate acts as the loan servicer, there is typically a backup servicer in place in case that platform or affiliate ceases or fails to perform these servicing functions. The Fund, as an investor in a whole loan, would be entitled to receive payment only from the borrower and/or any guarantor, and would not be able to recover any deficiency from the platform, except under very narrow circumstances, which may include fraud in some cases. As described above, the whole loans in which the Fund may invest may be considered to be unsecured in that no real property will be utilized as collateral for the Solar Loan, however such Loans generally will be secured by a perfected security interest in the Solar Energy System. The Solar Loan Originator or bank originating the Solar Loan will file a UCC-1 and county fixture disclaimer filings on the Solar Energy System. The Fund may also invest in unsecured loans, which do not have a perfected security interest and are not backed by any collateral.

Loan Participations and Assignments. The Fund may invest in participation interests in whole loans, which are typically originated by an alternative lending platform in partnership with a bank. When the Fund invests in participation interests, the Fund typically purchases a fractional or full economic interest in the underlying whole loans and the originating bank retains the legal title to such loans. As with the Fund’s investments in whole loans, the alternative lending platform or a third-party servicer typically continues to service the loans, collecting payments and distributing them to investors in the loan participations, less any servicing fees assessed against the Fund, and the servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower experiencing financial hardship and acceleration or enforcement of the loans following any default by a borrower. The servicing entity may distribute payments of principal and interest from the borrower directly to the Fund as a holder of participation interests. Alternatively, the Fund may receive payments of principal and interest as passed through by the bank originating the whole loans and issuing the participation interests.

Participation by the Fund in a lender’s portion of a loan typically will result in the Fund having a contractual relationship only with such lender, not with the borrower. As a result, the Fund may have the right to receive payments of principal, interest and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of payments from the borrower. In connection with purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement, nor any rights with respect to any funds acquired by other lenders through set-off against the borrower, and the Fund may not directly benefit from the collateral supporting the loan in the event of a default by a borrower.

The Fund may purchase assignments of portions of Solar Loans from third parties, and may act as one of a group of lenders originating a Solar Loan. Solar Loans are generally secured by the underlying Solar Energy System, although the Fund may invest without limitation in Solar Loans that are not secured by any collateral. Solar Loans in which the Fund invests generally pay interest at rates that are periodically redetermined by reference to a base lending rate plus a spread.

The Fund may acquire interests in Solar Loans and other debt obligations either directly (by way of sale or assignment) or indirectly (by way of participation). The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, its rights can be more restricted than those of the assigning institution, and, in any event, the Fund may not be able unilaterally to enforce all rights and remedies under the loan and any associated collateral. A participation interest in a portion of a debt obligation typically results in a contractual relationship only with the institution participating out the interest, not with the borrower. In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement or any rights of setoff against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation.

Asset-Backed Securities. The Fund also may invest in SPVs established solely for the purpose of holding assets (e.g., Solar Loans) and issuing asset-backed securities secured only by such underlying assets (which practice is known as securitization). The Fund may invest, for example, in an SPV that holds a pool of Solar Loans originated by a particular Solar Loan Originator. The SPV may enter into a service agreement with the Solar Loan Originator or a designated third-party (for instance a servicer) to arrange for billing and collection of payments, pursuit of delinquent borrowers and general interaction with borrowers in much the same manner as if the securitization had not occurred.

The SPV may issue multiple classes of asset-backed securities with different levels of seniority. The more senior classes will be entitled to receive payment before the subordinate classes if the cash flow generated by the underlying assets is not sufficient to allow the SPV to make payments on all of the classes of the asset-backed securities. Accordingly, the senior classes of asset-backed securities receive higher credit ratings (if rated) whereas the subordinated classes have higher interest rates. In general, the Fund may invest in both rated senior classes of asset-backed securities as well as unrated subordinated (residual) classes of asset-backed securities. The subordinated classes of asset-backed securities in which the Fund may invest are typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes.

The value of asset-backed securities, like that of traditional fixed-income securities, typically increases when interest rates fall and decreases when interest rates rise. However, asset-backed securities differ from traditional fixed-income securities because they generally will be subject to prepayment based upon prepayments received by the SPV on the loan pool. The price paid by the Fund for such securities, the yield the Fund expects to receive from such securities and the weighted average life of such securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets.

Credit enhancements, such as various forms of cash collateral accounts or letters of credit, may support payments of principal and interest on asset-backed securities. Although these securities may be supported by letters of credit or other credit enhancements, payment of interest and principal ultimately depends upon individuals paying the underlying loans or accounts, which payment may be adversely affected by general downturns in the economy. Asset-backed securities are subject to prepayment risk. The risk that recovery on repossessed collateral might be unavailable or inadequate to support payments, however, is greater for asset-backed securities than for mortgage-backed securities. See “Risk Factors-Investment Strategy Risks-Asset-Backed Securities Risk.”

Shares, Certificates, Notes or Other Securities. The Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans. The platform or a separate special purpose entity organized by or on behalf of the platform may hold the whole loans underlying such securities on its books and issue to the Fund, as an investor, a share, certificate, note or other security, the payments on which track and depend upon the borrower payments on the underlying loans. As with whole loans, the platforms or third-party servicers typically continue to service the underlying loans on which the performance of such securities is based. Such securities may be linked to any of the types of whole loans in which the Fund may invest directly. Such securities may also track fractions of a whole loan. These securities may be sold through publicly registered offerings or through unregistered private offerings.

Equity Securities. The Fund may invest in equity securities of U.S. Solar Companies. U.S. Solar Companies are considered by the Adviser to be those companies that have at least 50% of their assets, income, sales or profits committed to, or derived from activities related to the solar industry. The Fund may make equity investments in U.S. Solar Companies that the Fund believes may result in capital appreciation for the Fund. Finite relies on a bottom-up analysis that utilizes both its credit and equity analysis expertise to develop an investment thesis, vet opportunities against that thesis, and monitor holdings within the portfolio during weekly portfolio and research meetings. The Fund may also invest in public or private equity securities issued by Solar Loan Originators or companies that own or operate alternative lending platforms, including common stock, preferred stock, convertible stock, warrants, rights and/or options. For example, the Fund may invest in securities issued by a Solar Loan Originator, which may provide the platform with the capital it requires to support its business. Equity investments may afford the Fund voting rights as well as the opportunity to receive dividends and/or capital appreciation, although warrants, which are options to purchase equity securities at specific prices valid for a specific period of time, typically have no voting rights, receive no dividends and have no rights with respect to the securities of the issuer unless and until they are exercised for the underlying equity securities. The value of equity securities varies in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be significant. Other factors can affect a particular equity security’s price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer or its industry.

Equity investments may take any of the following forms:

●	Common Stock. Common stock represents an equity (ownership) interest in a company, and holders of common stock generally have voting rights in the issuer and are entitled to receive common stock dividends when, as and if declared by the corporation’s board of directors. Common stock generally represents the riskiest investment in a company. Common stock normally occupies the most subordinated position in an issuer’s capital structure. In addition, common stock generally has the greatest appreciation and depreciation potential because increases and decreases in earnings are usually reflected in a company’s stock price.
●	Preferred Stocks. Preferred stock is a class of stock that has features of debt because it generally entitles the holder to periodic payments at a fixed rate of return. Preferred stock has a preference over common stock as to the payment of dividends and the recovery of investment should a company be liquidated, although preferred stock is usually junior to any outstanding debt of the issuer. Preferred stock typically does not possess voting rights and its market value may change based on changes in interest rates. Preferred stock, unlike common stock, has a stated dividend rate payable from the corporation’s earnings. Preferred stock dividends may be cumulative or non-cumulative, participating, or auction rate. “Cumulative” dividend provisions require all or a portion of prior unpaid dividends to be paid. Preferred stock may be “participating” stock, which means that it may be entitled to a dividend exceeding the stated dividend in certain cases. Preferred stock may have mandatory sinking fund provisions, as well as provisions allowing calls or redemption prior to maturity, which also can have a negative impact on prices when interest rates decline.
●	Rights and Warrants. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their values do not necessarily move parallel to the values of the underlying securities. Rights are similar to warrants, but normally have a short duration and are distributed directly by the issuer to its shareholders. Rights and warrants have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

●

Convertible Securities. Convertible securities are debt securities or preferred stock that may be converted in whole or in part into common stock or other equity securities. Their prices do not necessarily move parallel to the prices of the underlying securities. Convertible securities generally have no voting rights. The value of a convertible security is a function of its “bond value,” which is the value of the debt or preferred stock component of the security, and its “conversion value,” which is the value of the right to convert the securities into common stock or other equity securities. The bond value will likely increase when interest rates fall and decrease when interest rates rise, and the conversion value will likely increase when the value of the underlying equity security increases and decrease when the value of the underlying equity security decreases. If the bond value is relatively high compared to the conversion value, the security will behave more like a debt security, and if the conversion value is relatively high compared to the bond value, the security will behave more like an equity security.

Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of “usable” bonds and warrants or a combination of the features of several of these securities. Convertible securities are senior to common stocks in an issuer’s capital structure, but are usually subordinated to similar non-convertible securities. While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar nonconvertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security’s underlying common stock.

●	Private Investment in Public Equity. The Fund may make private investments in public companies whose stocks are quoted on stock exchanges or which trade in the over-the-counter securities market, a type of investment commonly referred to as a “PIPE” transaction. PIPE transactions will generally result in the Fund acquiring either restricted stock or an instrument convertible into restricted stock. As with investments in other types of restricted securities, such an investment may be illiquid. The Fund’s ability to dispose of securities acquired in PIPE transactions may depend upon the registration of such securities for resale. Any number of factors may prevent or delay a proposed registration. Even if the Fund is able to have securities acquired in a PIPE transaction registered or sell such securities through an exempt transaction, the Fund may not be able to sell all the securities on short notice, and the sale of the securities could lower the market price of the securities.

Debt Securities. The Fund may invest in the debt securities of U.S. Solar Companies. The Fund may also invest in debt securities issued by Solar Loan Originators or companies that own or operate alternative lending platforms, which may provide these platforms and their related entities with the financing needed to support their lending business. These debt securities may have fixed or floating interest rates; may or may not be collateralized; and may be below investment grade or unrated but judged by the Adviser to be of comparable quality. The Fund has no limits as to the maturity of debt securities in which it invests. Such investments may be within any maturity range (short, medium or long) depending on the Adviser’s evaluation of investment opportunities available within the debt securities market. Similarly, the Fund has no limits as to the market capitalization range of the issuers. A debt investment made by the Fund could take the form of a loan, convertible note, credit line or other extension of credit made by the Fund to a platform operator. The Fund would be entitled to receive interest payments on its investment and repayment of the principal at a set maturity date or otherwise in accordance with the governing documents. See “Risk Factors-Investment Strategy Risks-Investments in Platforms Risk.”

Holders of debt securities, as creditors, have a prior legal claim over common and preferred shareholders as to both income and assets of the issuer for the principal and interest due them and may have a prior claim over other creditors if liens or mortgages are involved. Interest on debt securities is typically paid semi-annually and is fully taxable to the holder of the securities. The investment return of debt securities reflects interest on the security and changes in the market value of the security. The market value of a fixed rate debt security will likely increase when interest rates fall and decrease when interest rates rise and also may be affected by the credit rating of the issuer, the issuer’s performance and perceptions of the issuer in the marketplace. Debt securities issued by corporations usually have a higher yield than government or agency bonds due to the presence of credit risk. Certain of the debt securities in which the Fund may invest may be rated below investment grade.

Investment Grade Debt Securities. Investment grade bonds of varying maturities issued by governments, corporations and other business entities are fixed or variable rate debt obligations, including bills, notes, debentures, money market instruments and similar instruments and securities. Bonds generally are used by corporations as well as by governments and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. Certain bonds are “perpetual” in that they have no maturity date. See “Risk Factors-Investment Strategy Risks-Corporate Debt Risks” and “Risk Factors-Investment Strategy Risk-Debt Securities Risks.”

Non-Investment Grade Debt Securities. Fixed income securities of below-investment grade quality are commonly referred to as “high-yield” or “junk” bonds. Generally, such lower quality debt securities offer a higher current yield than is offered by higher quality debt securities, but also (i) will likely have some quality and protective characteristics that, in the judgment of the rating agencies, are outweighed by large uncertainties or major risk exposures to adverse conditions and (ii) are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. Below-investment grade debt securities are rated below “Baa” by Moody’s Investors Services, Inc. below “BBB” by Standard & Poor’s Ratings Group, a division of The McGraw Hill Companies, Inc., comparably rated by another nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Advisor. See “Risk Factors-Investment Strategy Risks-Fixed-Income Risk” and “Risk Factors-Investment Strategy Risks-Below-Investment-Grade Securities and Unrated Securities Risk.”

Commitments to Make Additional Loans. A lender may have obligations pursuant to a loan agreement to make additional loans in certain circumstances. Such circumstances may include obligations that provide for further loans to borrowers based upon compliance with specified financial requirements or for the Fund to purchase a certain aggregate value of loans in a specified period. The Fund currently intends to reserve against any such contingent obligation by segregating a sufficient amount of cash, liquid securities and liquid senior loans. The Fund will not purchase interests in senior loans that would require the Fund to make any such additional loans if the aggregate of such additional loan commitments would exceed 25% of such Fund’s total assets or would cause such Fund to fail to meet the diversification requirements set forth under the heading “Investment Restrictions” in the SAI.

Illiquid and Restricted Securities. The Fund will be invested in illiquid and/or restricted securities. Restricted securities generally may not be resold without registration under the Securities Act of 1933, as amended (the “Securities Act”), except in transactions exempt from the registration requirements of the Securities Act. Illiquid securities are those that cannot be sold or disposed of within seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid and restricted securities may offer higher returns and yields than comparable publicly-traded securities. However, the Fund may not be able to sell these securities when the Adviser considers it desirable to do so or, to the extent they are sold privately, may have to sell them at less than the price of otherwise comparable securities. Restricted securities may be illiquid; however, some restricted securities such as those eligible for resale under Rule 144A under the Securities Act may be treated as liquid.

Portfolio Maturity. The Fund is not subject to any restrictions with respect to the maturity of Solar Loans held in its portfolio, and loans will at times have rates of interest that are redetermined periodically. Investment in Solar Loans with longer interest rate redetermination periods may increase fluctuations in the Fund’s NAV as a result of changes in interest rates. The loans in the Fund’s investment portfolio may have a dollar-weighted average days to reset until the next interest rate redetermination of 90 days or less. As a result, as short-term interest rates increase, interest payable to the Fund from its investments in loans should increase, and as short- term interest rates decrease, interest payable to the Fund from its investments in loans should decrease. The amount of time required to pass before the Fund will realize the effects of changing short-term market interest rates on its portfolio will vary with the dollar-weighted average time until the next interest rate redetermination on the loans in the investment portfolio. The Fund may utilize the investment practices described in this Prospectus to, among other things, shorten the effective interest rate redetermination period of loans in its portfolio. In such event, the Fund will consider such shortened period to be the interest rate redetermination period of the loan; provided, however, that the Fund will typically not invest in loans that permit the borrower to select an interest rate redetermination period in excess of one year. Because most loans in the investment portfolio will be subject to mandatory and/or optional prepayment and there may be significant economic incentives for a borrower to prepay its loans, prepayments of loans in the Fund’s investment portfolio may occur. Accordingly, the actual remaining maturity of the Fund’s investment portfolio invested in loans may vary substantially from the average stated maturity of the loans held in the Fund’s investment portfolio.

Agents. Floating rate loans typically are originated, negotiated, and structured by a bank, insurance company, finance company, or other financial institution (the “agent”) for a lending syndicate of financial institutions. The borrower and the lender or lending syndicate enter into a loan agreement. In addition, an institution (typically, but not always, the agent) holds any collateral on behalf of the lenders.

In a typical floating rate loan, the agent administers the terms of the loan agreement and is responsible for the collection of principal and interest and fee payments from the borrower and the apportionment of these payments to all lenders that are parties to the loan agreement. Purchasers will rely on the agent to use appropriate creditor remedies against the borrower. Typically, under loan agreements, the agent is given broad discretion in monitoring the borrower’s performance and is obligated to use the same care it would use in the management of its own property. Upon an event of default, the agent typically will enforce the loan agreement after instruction from the lenders. The borrower compensates the agent for these services. This compensation may include special fees paid on structuring and funding the floating rate loan and other fees paid on a continuing basis. The typical practice of an agent or a lender in relying exclusively or primarily on reports from the borrower may involve a risk of fraud by the borrower.

If an agent becomes insolvent, or has a receiver, conservator, or similar official appointed for it by the appropriate bank or other regulatory authority, or becomes a debtor in a bankruptcy proceeding, the agent’s appointment may be terminated, and a successor agent would be appointed. If an appropriate regulator or court determines that assets held by the agent for the benefit of the purchasers of floating rate loans are subject to the claims of the agent’s general or secured creditors, the purchasers might incur certain costs and delays in realizing payment on a floating rate loan or suffer a loss of principal and/or interest. Furthermore, in the event of the borrower’s bankruptcy or insolvency, the borrower’s obligation to repay a floating rate loan may be subject to certain defenses that the borrower can assert as a result of improper conduct by the agent.

Private Investment Funds. Private investment funds may require large minimum investments and impose stringent investor qualification criteria that are intended to limit their direct investors mainly to institutions such as endowments and pension funds. By investing in private investment funds, the Fund can offer shareholders access to certain asset managers that may not be otherwise available to them. The Fund seeks to leverage the relationships of the Adviser to gain access to private investment funds on terms consistent with those offered to similarly-sized institutional investors. Furthermore, the Fund believes that investments in private investment funds offer opportunities for moderate income and growth as well as lower correlation to equity markets but will also be less liquid.

Other Investments in Alternative Lending-Related Securities. The Fund may invest in the equity securities and/or debt obligations of Solar Loan Originators (or their affiliates), which may provide these platforms and their related entities with the financing needed to support their lending business. An equity interest in a platform or related entity represents ownership in such company, providing voting rights and entitling the Fund, as a shareholder, to a share of the company’s success through dividends and/or capital appreciation. A debt investment made by the Fund could take the form of a loan, convertible note, credit line or other extension of credit made by the Fund to a platform operator. The Fund would be entitled to receive interest payments on its investment and repayment of the principal at a set maturity date or otherwise in accordance with the governing documents. See “Risk Factors-Investment Strategy Risks-Investments in Platforms Risk.”

The Fund also may wholly-own or otherwise control certain pooled investment vehicles which hold Solar Loans or other alternative lending-related securities, which pooled investment vehicle may be formed and managed by the Adviser (a “Subsidiary”). Each Subsidiary may invest in Solar Finance Assets and other instruments that the Fund may hold directly. As of the date of this Prospectus, the Fund did not own any Subsidiaries. See “Risk Factors-Structural and Market-Related Risks-Subsidiary Risk.”

The Fund will indirectly bear its proportionate share of any management and other operating expenses of the issuers of securities in which it invests, in addition to the expenses paid by the Fund. See “Risk Factors-Investment Strategy Risks-Asset-Backed Securities Risk.”

Other Financial Companies. The principal industry groups of financial companies include banks, savings institutions, brokerage firms, investment management companies, insurance companies, holding companies of the foregoing and companies that provide related services to such companies. Banks and savings institutions provide services to customers such as demand, savings and time deposit accounts and a variety of lending and related services. Brokerage firms provide services to customers in connection with the purchase and sale of securities. Investment management companies provide investment advisory and related services to retail customers, high net-worth individuals and institutions. Insurance companies provide a wide range of commercial, life, health, disability, personal property and casualty, as well as financial, insurance products and services to businesses, governmental units, associations and individuals.

Publicly Traded Limited Partnerships. Interests in publicly traded limited partnerships (limited partnership interests or units) represent equity interests in the assets and earnings of the partnership’s trade or business. Unlike common stock in a corporation, limited partnership interests have limited or no voting rights. However, many of the risks of investing in common stocks are still applicable to investments in limited partnership interests. In addition, limited partnership interests are subject to risks not present in common stock. For example, income generated from limited partnerships deemed not to be “publicly traded” may not be considered “qualifying income” under the Code, and may trigger adverse tax consequences. Also, since publicly traded limited partnerships are a less common form of organizational structure than corporations, the limited partnership units may be less liquid than publicly traded common stock. Also, because of the difference in organizational structure, the fair value of limited partnership units in the Fund’s portfolio may be based either upon the current market price of such units, or if there is no current market price, upon the pro rata value of the underlying assets of the partnership. Limited partnership units also have the risk that the limited partnership might, under certain circumstances, be treated as a general partnership giving rise to broader liability exposure to the limited partners for activities of the partnership. Further, the general partners of a limited partnership may be able to significantly change the business or asset structure of a limited partnership without the limited partners having any ability to disapprove any such changes. In certain limited partnerships, limited partners may also be required to return distributions previously made in the event that excess distributions have been made by the partnership, or in the event that the general partners, or their affiliates, are entitled to indemnification.

Derivatives. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments including without limitation, options, futures, options on futures, forwards, swaps, options on swaps, structured securities and other derivatives for hedging purposes and non-hedging purposes (that is, to seek to increase total return), although suitable derivative instruments may not always be available to the Adviser for these purposes.

Other Securities. New financial products continue to be developed and the Fund may invest in any products that may be developed to the extent consistent with its investment objectives and the regulatory and federal tax requirements applicable to investment companies.

RISK FACTORS

The following summarizes the principal risks that apply to the Fund and may result in a loss of a Shareholder’s entire investment. Investing in the Fund involves risks, including the risk that a Shareholder may receive little or no return on their investment or that a Shareholder may lose part or all of their investment or that the Fund may not perform as well as other similar investments. An investment in the Fund is appropriate only for those investors who do not require a liquid investment, for whom an investment in the Fund does not constitute a complete investment program, and who fully understand and are capable of assuming the risks of an investment in the Fund. An investment in the Fund is not guaranteed to achieve its investment objective; is not a deposit with a bank; is not insured; endorsed or guaranteed by the Federal Deposit Insurance Corporation or any other government agency; and is subject to investment risks. The value of an investment in the Fund, as well as the amount of return a Shareholder may receive on an investment in the Fund may fluctuate significantly. Many factors affect the Fund’s NAV and performance. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different risks or uncertainties.

The Fund’s investment program is speculative and entails substantial risks. The following list of risk factors does not purport to be a complete enumeration or explanation of the risks involved in an investment in the Fund and additional risks or uncertainties may adversely affect the Fund or the value of an investment in the Fund. Each risk summarized below is a principal risk of investing in the Fund and different risks may be more significant at different times depending upon market conditions or other factors.

Investment Strategy Risks

See “Additional Information on Investment Objectives, Policies and Risks” in the SAI for additional discussion of the risks associated with the Fund’s investments.

Alternative Credit and Notes Risk

Alternative lending-related instruments are generally not rated and constitute a highly risky and speculative investment, similar to an investment in “high yield” bonds. There can be no assurance that payments due on underlying alternative credit investments will be made. The Shares therefore should be purchased only by investors who could afford the loss of the entire amount of their investment.

A substantial portion of the alternative credit in which the Fund may invest will not be secured by any collateral (apart from, in the case of Solar Loans, a secured property interest in the Solar Energy System purchased with the Solar Loan), will not be guaranteed or insured by a third party and will not be backed by any governmental authority. Accordingly, the platforms and any third-party collection agencies will be limited in their ability to collect on defaulted alternative credit. With respect to alternative credit secured by collateral, there can be no assurance that the liquidation of any such collateral would satisfy a borrower’s obligation in the event of a default under its alternative credit.

Furthermore, alternative credit may not contain any cross-default or similar provisions. A cross-default provision makes a default under certain debt of a borrower an automatic default on other debt of that borrower. The effect of this can be to allow other creditors to move more quickly to claim any assets of the borrower. To the extent an alternative credit investment does not contain a cross-default provision, the loan will not be placed automatically in default upon that borrower’s default on any of the borrower’s other debt obligations, unless there are relevant independent grounds for a default on the loan. In addition, the alternative credit investment will not be referred to a third-party collection agency for collection because of a borrower’s default on debt obligations other than the alternative credit investment. If a borrower first defaults on debt obligations other than the alternative credit investment, the creditors to such other debt obligations may seize the borrower’s assets or pursue other legal action against the borrower, which may adversely impact the ability to recoup any principal and interest payments on the alternative credit investment if the borrower subsequently defaults on the loan. In addition, an operator of a platform is generally not required to repurchase alternative credit investments except under very narrow circumstances, such as in cases of verifiable identity fraud by the borrower.

Borrowers may seek protection under federal bankruptcy law or similar laws. If a borrower files for bankruptcy (or becomes the subject of an involuntary petition), a stay will go into effect that will automatically put any pending collection actions on hold and prevent further collection action absent bankruptcy court approval. Whether any payment will ultimately be made or received on an alternative credit investment after bankruptcy status is declared depends on the borrower’s particular financial situation and the determination of the court. It is possible that the borrower’s liability on the alternative credit investment will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured alternative credit investment, unsecured creditors will receive only a fraction of any amount outstanding on their loan, if anything at all.

As notes generally are obligations of the operators of the lending platforms, and are not direct obligations of the borrowers under the underlying alternative credit investment originated by such platforms, holders of certain notes are exposed to the credit risk of the operator. Unless note holders have arranged for underlying borrowers to make payment directly to the note holders or a third party for their benefit, an operator that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its notes even if the borrowers of the underlying alternative credit investment timely make all payments due from them. Although some operators have chosen to address operator insolvency risk by organizing special purpose subsidiaries to issue the notes, there can no assurance that any such subsidiary would not be consolidated into the operator’s bankruptcy estate should the operator become subject to bankruptcy proceedings. In such event, the holders of the notes would remain subject to all of the risks associated with an operator insolvency. In addition, notes are non-recourse obligations (except to the extent that the operator actually receives payments from the borrower on the loan). Accordingly, lenders assume all of the borrower credit risk on the loans they fund and are not entitled to recover any deficiency of principal or interest from the operator if the borrower defaults on its payments.

There may be a delay between the time the Fund commits to purchase a note and the issuance of such note and, during such delay, the funds committed to such an investment may be invested in short term securities but will not be available for investment in other alternative lending-related instruments. Because the funds committed to an investment in notes do not earn interest until the issuance of the note, the delay in issuance will have the effect of reducing the effective rate of return on the investment.

Credit and Interest Rate Analysis Risk

The value of a debt security depends on the issuer’s credit quality and ability to pay principal and interest when due. The securities in which the Fund may invest may have varying degrees of credit risk and, subject to fundamental investment restrictions, which, among other things, prohibit the Fund from investing in loans of subprime quality, the Fund is not restricted by any borrower credit criteria or credit risk limitation. The value of a debt security is likely to fall if an issuer or the guarantor of a security is unable or unwilling (or perceived to be unable or unwilling) to make timely dividend, principal and/or interest payments or otherwise to honor its obligations or if the debt security’s rating is downgraded. The obligations of issuers are subject to bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. The value of a debt security can also decline in response to other changes in market, economic, industry, political and regulatory conditions that affect a particular type of debt security or issuer or debt securities generally, such as conditions in the alternative lending market. The alternative lending-related securities in which the Fund invests may be unrated or rated only by the Solar Loan Originator. The values of many debt securities may fall in response to a general increase in investor risk aversion or a decline in the confidence of investors generally in the ability of issuers to meet their obligations.

The Adviser is reliant in part on the borrower credit information provided to it or assigned by the platforms when selecting instruments for investment. To the extent a credit rating is assigned to each borrower by a platform, such rating may not accurately reflect the borrower’s actual creditworthiness. A platform may be unable, or may not seek, to verify all of the borrower information obtained by it, which it may use to determine such borrower’s credit rating. Borrower information on which platforms and lenders may rely may be outdated. For example, following the date a borrower has provided its information to the platform, it may have defaulted on a pre-existing debt obligation, taken on additional debt or sustained an adverse financial or life event. In addition, certain information that the Adviser would otherwise seek may not be available, such as financial statements and other financial information. Furthermore, the Adviser may be unable to perform any independent follow-up verification with respect to a borrower to the extent the borrower’s name, address and other contact information is required to remain confidential. There is risk that a borrower may have supplied false or inaccurate information. If a borrower supplied false, misleading or inaccurate information, repayments on the corresponding loan may be lower, in some cases significantly lower, than expected.

Although the Adviser conducts diligence on the credit scoring methodologies used by platforms from which the Fund purchases instruments, the Fund typically will not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased directly or indirectly by the Fund, and will not confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance. See “-Information Technology Risk” below.

The interest rates on loans established by the platforms may have not been appropriately set. A failure to set appropriate rates on the loans may adversely impact the ability of the Fund to receive returns on its instruments that are commensurate with the risks associated with directly or indirectly owning such instruments.

In addition, certain other information used by the platforms and the Adviser in making loan and investment decisions may be deficient and/or incorrect, which increases the risk of loss on the loan.

Debt Securities Risks

Debt securities are subject to various risks, including:

●	Issuer Risk. The value of debt securities may decline for a number of reasons which directly relate to the issuer, such as management performance, leverage and reduced demand for the issuer’s goods and services. Changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may also affect the value of the Fund’s investment in that issuer.

●	Interest Rate Risk. Interest rate risk is the risk that debt securities will decline in value because of changes in market interest rates. When market interest rates rise, the market value of fixed rate securities generally will fall. Market value generally falls further for fixed rate securities with longer duration. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected prepayments. This may lock in a below-market yield, increase the security’s duration and further reduce the value of the security. Investments in debt securities with long-term maturities may experience significant price declines if long-term interest rates increase. Fluctuations in the value of portfolio securities will not affect interest income on existing portfolio securities but will be reflected in the Fund’s NAV. Since the magnitude of these fluctuations will generally be greater at times when the Fund’s average maturity is longer, under certain market conditions the Fund may, for temporary defensive purposes, accept lower current income from short-term investments rather than investing in higher yielding long-term securities.
●	Liquidity Risk. Certain debt securities may be substantially less liquid than many other securities, such as common stocks traded on an exchange. Illiquid securities involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.
●	Prepayment Risk. During periods of declining interest rates, the issuer of a security may exercise its option to prepay principal earlier than scheduled, forcing the Fund to reinvest the proceeds from such prepayment in lower yielding securities, which may result in a decline in the Fund’s income and distributions to Shareholders. This is known as call or prepayment risk. Debt securities frequently have call features that allow the issuer to redeem the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. If the Fund bought a security at a premium, the premium could be lost in the event of a prepayment.
●	Reinvestment Risk. Reinvestment risk is the risk that income from the Fund’s portfolio will decline if the Fund invests the proceeds from matured, traded or called bonds at market interest rates that are below the Fund portfolio’s current earnings rate. A decline in income could affect the Shares’ market price or the overall return of the Fund.

Solar Industry Risk

The value of stocks that comprise the energy sector and the prices of energy may decline. The alternative energy industry can be significantly affected by obsolescence of existing technology, short product lifecycles, falling prices and profits, competition from new market entrants and general economic conditions. This industry can also be significantly affected by fluctuations in energy prices and supply and demand of alternative energy fuels, energy conservation, the success of exploration projects, tax incentives, subsidies and other government regulations and policies. Companies in this industry may be adversely affected by commodity price volatility, changes in exchange rates, imposition of import controls, availability of certain inputs and materials required for production, depletion of resources, technological developments and labor relations. Shares of companies involved in the solar energy sector have historically been more volatile than Shares of companies operating in more established industries. The Fund may be adversely impacted by risks related to the solar industry, including:

●	Decreases in Government Budgets. Poor economic conditions could influence government budgets and threaten the continuation of government subsidies such as regulated revenues, cash grants, U.S. federal income tax benefits or state renewables portfolio standards that benefit solar-related companies.
●	Regulations Risk. Solar-related companies rely in part on environmental and other regulations of industrial and local government activities. If the businesses to which such regulations relate were deregulated or if such subsidies or regulations were changed or weakened, the profitability of solar-related companies could suffer.
●	Operational Disruption Risk. The Fund is exposed to risks in connection with disruptions to the operations of solar-related companies or the third parties on which they depend, which may be caused by technical breakdowns at power generation assets caused by aged or defective facility components, insufficient maintenance, failed repairs, power outages, adverse weather conditions, natural disasters, labor disputes, ill-intentioned acts or other accidents or incidents. These disruptions could result in shutdowns, delays or long term decommissioning in production or distribution of energy. This may materially and adversely affect operations or financial condition and cause harm to the reputation of companies in which the Fund invests.

●

Construction Risk. Solar-related companies may invest in projects that are subject to construction risk and construction delays. The ability of these projects to generate revenues will often depend upon their successful completion of the construction and operation of generating assets.

Capital equipment for renewable energy projects needs to be manufactured, shipped to project sites, installed and tested on a timely basis. Developers of renewable energy facilities depend on a limited number of suppliers of solar panels, inverters, module turbines, towers and other system components and turbines and other equipment associated with solar power plants. Any shortage, delay or component price change from these suppliers could result in construction or installation delays. There have been periods of industry-wide shortage of key components, including solar panels, in times of rapid industry growth. The manufacturing infrastructure for some of these components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. Construction may be delayed as a result of inclement weather, labor disruptions, technical complications or other reasons, and material cost over-runs may be incurred, which may result in such projects being unable to earn positive income, which could negatively impact the market values of renewable infrastructure companies. In addition, tariffs on imports to the United States could affect operating or construction costs for a number of companies in which the Fund invests. The cost of new solar power generation projects could be more challenging as a result of increases in the cost of solar panels or tariffs on imported solar panels imposed by the U.S. government on imported solar cells and modules manufactured in China. If project developers purchase solar panels containing cells manufactured in China, the purchase price for renewable energy equipment and facilities may reflect the tariff penalties mentioned above.

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Solar, Atmospheric and Weather Conditions Risk. The revenues and cash flows generated by solar-related companies and PPAs are often correlated to the amount of electricity generated, which for some assets is dependent upon available solar, atmospheric and weather conditions generally. Such conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. The installation and operation of Solar Energy Systems depends heavily on suitable solar and meteorological conditions, which can be beyond a U.S. Solar Company’s control. If meteorological conditions are unexpectedly unfavorable, the electricity production from a Solar Energy System may be substantially below expectations and the ability to timely deploy new systems may be adversely impacted. Furthermore, components of Solar Energy Systems, such as panels and inverters, could be damaged by severe weather or other natural disasters, such as hailstorms, hurricanes, lightning or wildfires. Although U.S. Solar Companies generally maintain insurance to cover for many such casualty events, a U.S. Solar Company’s investment funds could be obligated to bear the expense of repairing the damaged solar energy systems, sometimes subject to limitations based on the ability to successfully make warranty claims. Economic model and projected returns on Solar Energy Systems require us to achieve certain production results. If the systems underperform for any reason, a U.S. Solar Company’s financial results could suffer. These risks are amplified by the anticipated increase in the frequency of extreme weather events due to rising average temperatures worldwide. U.S. Solar Companies also have experienced seasonal fluctuations in their operations. Customer agreements and incentives revenue is impacted by seasonally shorter daylight hours in winter months. U.S. Solar Companies have limited ability to install Solar Energy Systems during the winter months in the Northeast. Such delays can impact the timing of when Solar Energy Systems can be installed and U.S. Solar Companies can begin to generate revenue from Solar Energy Systems. However, given that the solar industry is a growing industry, the true extent of these fluctuations may have been masked by historical growth rates and thus may not be readily apparent from historical operating results and may be difficult to predict. As such, historical operating results may not be indicative of future performance. Furthermore, weather patterns could change, making it harder to predict the average annual amount of sunlight striking each location where a Solar Energy System is installed. This could make a Solar Energy System less economical individually or in the aggregate. Any of these events or conditions could harm a U.S. Solar Company’s business, financial condition, results of operations and prospects.

●	Changes in Tariffs Risk. The revenue that renewable infrastructure assets generate from contracted concessions is often dependent on regulated tariffs or other long-term fixed rate arrangements. Under such concession agreements, a tariff structure is established, and companies have limited or no possibility to independently raise tariffs beyond the established rates and indexation or adjustment mechanisms.

●	Solar Technology Risk. Technology related to the production of renewable power and conventional power generation is continually advancing, resulting in a gradual decline in the cost of producing electricity. U.S. Solar Companies may invest in and use newly developed, less proven, technologies in their development projects or in maintaining or enhancing their existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project.
●	Increasing Competition/Market Change Risks. A significant portion of the electric power generation and transmission capacity sold by renewable infrastructure assets is sold under long-term agreements with public utilities, industrial or commercial end-users or governmental entities. These agreements generally allow the owner of the renewable infrastructure asset to sell power at an agreed upon fixed price over the course of the contract. If, for any reason, any of the purchasers of power or transmission capacity under these agreements are unable or unwilling to fulfill their related contractual obligations or if they refuse to accept delivery of power delivered thereunder or if they otherwise terminate such agreements prior to the expiration thereof, the assets, liabilities, business, financial condition, results of operations and cash flow of solar-related companies could be materially and adversely affected.

Specialty Finance and Other Financial Companies Risk

The profitability of specialty finance and other financial companies is largely dependent upon the availability and cost of capital funds and may fluctuate significantly in response to changes in interest rates, as well as changes in general economic conditions. Any impediments to a specialty finance or other financial company’s access to capital markets, such as those caused by general economic conditions or a negative perception in the capital markets of the company’s financial condition or prospects, could adversely affect such company’s business. From time to time, severe competition may also affect the profitability of specialty finance and other financial companies.

Specialty finance and other financial companies are subject to rapid business changes, significant competition, value fluctuations due to the concentration of loans in particular industries significantly affected by economic conditions (such as real estate or energy) and volatile performance based upon the availability and cost of capital and prevailing interest rates. In addition, credit and other losses resulting from the financial difficulties of borrowers or other third parties potentially may have an adverse effect on companies in these industries.

During the financial crisis of 2008, negative developments initially relating to the subprime mortgage market and subsequently spreading to other parts of the economy adversely affected credit and capital markets worldwide and reduced the willingness of lenders to extend credit, thus making borrowing more difficult. In addition, the liquidity of certain debt instruments was reduced or eliminated due to the lack of available market makers. These and other negative economic events in the credit markets also led some financial firms to declare bankruptcy, forced short notice sales to competing firms or required government intervention. While the overall financing environment has improved since 2008, further credit losses or mergers, acquisitions, or bankruptcies of financial firms could make it difficult for specialty finance and other financial companies to obtain financing on favorable terms or at all, which would seriously affect the profitability of such firms. Furthermore, accounting rule changes, including with respect to the standards regarding the valuation of assets, consolidation in the financial industry and additional volatility in the stock market have the potential to significantly impact specialty finance companies as well.

Specialty finance and other financial companies in general are subject to extensive governmental regulation, which may change frequently. For example, recent laws and regulations contain provisions limiting the way financial firms and their holding companies are able to pay dividends, purchase their own common stock and compensate officers. Regulatory changes could cause business disruptions or result in significant loss of revenue to companies in which the Fund invests, and there can be no assurance as to the actual impact that these laws and their regulations will have on the financial markets and the Fund’s investments in specialty finance and other financial companies. Specialty finance and other financial companies in a given country may be subject to greater governmental regulation than many other industries, and changes in governmental policies and the need for regulatory approval may have a material effect on the services offered by companies in the financial services industry. Governmental regulation may limit both the financial commitments banks can make, including the amounts and types of loans, and the interest rates and fees they can charge. In addition, governmental regulation in certain foreign countries may impose interest rate controls, credit controls and price controls.

Under current regulations of the SEC, the Fund may not invest more than 5% of its total assets in the securities of any company that derives more than 15% of its gross revenues from securities brokerage, underwriting or investment management activities. In addition, the Fund may not acquire more than 5% of the outstanding equity securities, or more than 10% of the outstanding principal amount of debt securities, of any such company. This may limit the Fund’s ability to invest in certain specialty finance and other financial companies.

In addition to the risks of the Fund’s investments in specialty finance and other financial companies generally, investments in certain types of specialty finance and other financial companies are subject to additional risks.

Savings institutions frequently have a large proportion of their assets in the form of loans and securities secured by residential real estate. As a result, the financial condition and results of operations of such savings institutions would likely be affected by the conditions in the residential real estate markets in the areas in which these savings institutions do business.

Leasing companies can be negatively impacted by changes in tax laws which affect the types of transactions in which such companies engage. In addition to the above, solar financing companies have special risks relating to alternative lending platforms in the solar industry. See “Platform Risk” and “Solar Loan Originator Risk”

Concentration Risk

The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund’s investments more than the market as a whole, to the extent that the Fund’s investments are concentrated in the securities and/or other assets of a particular issuer or issuers, country, region, market, industry, group of industries, sector, market segment or asset class. The Fund may be more adversely affected by the underperformance of those securities and/or other assets, may experience increased price volatility and may be more susceptible to adverse economic, market, political or regulatory occurrences affecting those securities and/or other assets than a fund that does not concentrate its investments. A fund concentrated in a single industry or group of industries is likely to present more risks than a fund that is broadly diversified over several industries or groups of industries. Compared to the broad market, an individual industry or sector may be more strongly affected by changes in the economic climate, broad market shifts, moves in a particular dominant stock or regulatory changes. Thus, the Fund’s concentration in alternative-lending related securities and other investments issued in connection with solar financing may make it more susceptible to adverse economic or regulatory occurrences and risks affecting this industry or sector, such as changes in interest rates, loan concentration and competition, as well as to the risks of the solar industry generally.

Platform Risk

As discussed in more detail in “Default Risk” and “Unsecured Loans Risk,” the Fund receives payments on whole loans or securities representing the right to receive principal and interest payments due on loans only if the platform servicing the loans receives the borrower’s payments on such loans and passes such payments through to the Fund. If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding payments due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the borrower or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable or undesirable to commence a legal proceeding against the defaulting borrower.

●	Limited or Inaccurate Information.

The Fund may have limited knowledge about the underlying loans and is dependent upon the platform for information regarding such underlying loans. Although the Fund conducts diligence on the platforms, the Fund generally does not have the ability to independently verify the information provided by the platforms, other than payment information regarding loans and other alternative lending-related securities owned by the Fund, which the Fund observes directly as payments are received. Some investors, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described above. As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each loan and borrower.

The Fund relies on the borrower’s credit information, parts of which are provided by the platforms. However, as described under “Default Risk,” such information may be out of date, incomplete or inaccurate and may, therefore, not accurately reflect the borrower’s actual creditworthiness. Platforms may not have an obligation to update borrower information, and, therefore, the Fund may not be aware of any impairment in a borrower’s creditworthiness subsequent to the making of a particular loan. Although the Fund conducts diligence on the credit scoring methodology used by platforms from which the Fund purchases alternative lending-related securities, the Fund typically does not have access to all of the data that platforms utilize to assign credit scores to particular loans purchased by the Fund, and does not independently diligence or confirm the truthfulness of such information or otherwise evaluate the basis for the platform’s credit score of those loans. As a result, the Fund may make investments based on outdated, inaccurate or incomplete information. In addition, the platforms’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors or prove to be ineffective or otherwise flawed. This could adversely affect loan pricing data and approval processes and could cause loans to be mispriced or misclassified, which could ultimately have a negative impact on the Fund’s performance.

●	Disruptions in Platforms’ Operations

In addition, the underlying loans, in some cases, may be affected by the success of the platforms through which they are facilitated. Therefore, disruptions in the businesses of such platforms may also negatively impact the value of the Fund’s investments. In addition, disruption in the business of a platform could limit or eliminate the ability of the Fund to invest in loans originated or sourced by that platform, and therefore the Fund could lose some or all of the benefit of its diligence effort with respect to that platform.

The Fund may also invest in public or private equity securities of Solar Loan Originators or enter into other financial transactions, including derivative transactions, to gain exposure to such investments. The performance of equity instruments issued by a platform or derivatives thereon depends on the success of the platform’s business and operations. As described above, the Fund may also invest in shares, certificates, notes or other securities representing the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans.

Platforms are for-profit businesses that, as a general matter, generate revenue by collecting fees on funded loans from dealers and by assessing a loan servicing fee on investors, which may be a fixed annual amount or a percentage of the loan or amounts collected. This business could be disrupted in multiple ways; for example, a platform could file for bankruptcy or a platform might suffer reputational harm from negative publicity about the platform or alternative lending more generally and the loss of investor confidence in the event that a loan facilitated through the platform is not repaid and the investor loses money on its investment. Many platforms and/or their affiliates have incurred operating losses since their inception and may continue to incur net losses in the future, particularly as their businesses grow and they incur additional operating expenses.

The Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In order to mitigate this risk, the Fund would seek to rely on an unaffiliated backup servicer. To the extent that it is not possible to collect on defaulted loans, or to the extent borrowers prepay, a platform that services loans may no longer be able to collect a servicing fee, which would negatively impact its business operations. These or other similar negative events could adversely affect the platforms’ businesses and/or investor participation in a platform’s loans and, in turn, the business of the platforms, which creates a risk of loss for the Fund’s investments in securities issued by a platform or derivatives thereon.

●	Short Operating History

Platforms may have a higher risk profile than companies engaged in lines of business with a longer, more established operating history. Alternative lending is relatively new and alternative lending platforms have relatively limited operating histories. They have met and are likely to continue to meet challenges, including navigating evolving regulatory and competitive environments; increasing the number of borrowers and investors utilizing their product; increasing the volume of loans facilitated through their platform; entering into new markets and introducing new loan products; continuing to revise the platform’s proprietary credit decisions and scoring models; continuing to develop, maintain and scale their platforms; effectively maintaining and scaling financial and risk management controls and procedures; maintaining the security of the platform and the confidentiality of the information provided and utilized across the platform; and attracting, integrating and retaining an appropriate number of qualified employees. A platform may enter into various business transactions, including mergers or acquisitions, that could require significant managerial attention, disrupt business and adversely affect its financial results. Platforms are subject to risk of litigation and any such litigation may be costly to defend and distracting to management. If platforms are not successful in addressing these issues, the platforms’ businesses and their results of operations may be harmed, which may reduce the possible available investments for the Fund or negatively impact the value of the Fund’s investments in platforms or in alternative lending-related securities associated with the platforms more generally.

●	Reliance on Banks and Debt Facilities

Certain platforms may work with banks in order to originate loans to borrowers and may rely on such banks to satisfy certain legal and/or regulatory requirements. If an originating bank suspended, limited or ceased its operations, if the bank’s relationship with the platform were terminated for any reason or if the bank’s ability or willingness to continue to serve this function on the current or equivalent terms were in any way curtailed, the impacted platform would need to negotiate and implement a substantially similar arrangement with another bank, satisfy any regulatory or licensing requirements with respect to the new bank or seek other solutions. There can be no assurances that the platform in this type of situation would not be forced to curtail or suspend its operations. Platforms may have limited or no prior experience with transitioning loan originations to a new funding bank and the process may result in delays in the issuance of loans, a platform’s inability to facilitate loans or other unforeseeable consequences. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform would need to obtain its own license in order to enable it to originate loans, as well as comply with other laws, which would be costly and time-consuming. In the U.S., this would entail, at minimum, obtaining a license in each state in which the platform operates. Platforms operating in other jurisdictions would be subject to the regulatory requirements of those jurisdictions, which may be burdensome and costly. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund relies on the continued success of the platforms that facilitate the loans in which the Fund invests. If such platforms were impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments, which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.

Platforms may rely on debt facilities and other forms of borrowing in order to finance many of the borrower loans they facilitate. However, these financing sources may become unavailable after their current maturity dates or the terms may become less favorable to the borrowing platforms. As the volume of loans that a platform facilitates increases, the platform may need to expand its borrowing capacity on its existing debt arrangements or may need to seek new sources of capital. The availability of such financing depends on multiple factors, some of which are outside of the platform’s control. Platforms may also default on or breach their existing debt agreements, which could diminish or eliminate their access to funding at all or on terms acceptable to the platforms. Such events could cause the Fund to incur losses on its investments that are dependent upon the performance of the platforms.

●	Information Technology & Litigation Risks

As discussed under “Operational and Technology Risk,” platforms are subject to various risks relating to the extensive use of information technology.

As discussed under “Regulatory and Other Risks Associated with Platforms and Alternative Lending,” platforms may also be forced to defend legal action taken by regulators or governmental bodies. Alternative lending is a new industry operating in an evolving legal environment. Platforms may be subject to risk of litigation alleging violations of law and/or regulations, including, for example, consumer protection laws, whether in the U.S. or in foreign jurisdictions. Platforms may be unsuccessful in defending against such lawsuits or other actions and, in addition to the costs incurred in fighting any such actions, platforms may be required to pay money in connection with the judgments, settlements or fines or may be forced to modify the terms of its borrower loans, which could cause the platform to realize a loss or receive a lower return on a loan than originally anticipated. Platforms may also be parties to litigation or other legal action in an attempt to protect or enforce their rights or those of affiliates, including intellectual property rights, and may incur similar costs in connection with any such efforts.

●	Equity Securities Risk

The Fund’s investments in the equity securities of Solar Loan Originators and U.S. Solar Companies, including common stock, preferred stock, warrants or convertible stock, are subject to the risks described below in “Convertible Securities Risk,” “Equity Securities Risk,” and “Preferred Stock Risk.” The equity securities of smaller, less seasoned companies, such as platforms or their affiliates, are generally subject to greater price fluctuations, limited liquidity, higher transaction costs and higher investment risk. The Fund invests in unlisted equity securities, which generally involve a higher degree of valuation and performance uncertainty and greater liquidity risk than investments in listed securities. Such issuers tend to be more susceptible to the actions of competitors and market conditions, including general economic downturns; often operate at a financial loss; are more likely to depend on small numbers of key management persons such that the departure of any such persons could have a material adverse impact on the business and prospects of the company; and generally have less predictable operating results. Investments that are unlisted at the time of acquisition may remain unlisted and may, therefore, be difficult to value and/or realize.

●	Credit Risk

The Fund’s investments in shares, certificates, notes or other securities issued by a Solar Loan Originator, its affiliates or a special purpose entity sponsored by a platform or its affiliates that represent the right to receive principal and interest payments due on fractions of whole loans or pools of whole loans may expose the Fund to the credit risk of the issuer. See “Credit and Interest Rate Analysis Risk” above. Although any notes or other debt securities may be collateralized by the underlying Solar Finance Assets or Solar Loans, if any such securities are unsecured obligations of the issuer, then an issuer that becomes subject to bankruptcy proceedings may be unable to make full and timely payments on its obligations to the Fund, even if the payments on the underlying loan or loans continue to be made timely and in full. See “Risk of Securities Issued by Platforms, Their Affiliates or Special Purpose Entities Sponsored by Platforms or Their Affiliates” below.

●	Risks Associated with the Platforms’ Credit Scoring Models.

A prospective borrower is assessed by a Solar Loan Originator based on a number of factors, such as the borrower’s credit score and credit history. See “Credit and Interest Rate Analysis Risk” above. Credit scores are produced by third-party credit reporting agencies based on a borrower’s credit profile, including credit balances, available credit, timeliness of payments, average payments, delinquencies and account duration. This data is furnished to the credit reporting agencies by the creditors. A credit score or loan grade assigned to a borrower member by a Solar Loan Originator may not reflect that borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate reporting data.

The Solar Loan Originators’ credit decisions and scoring models are based on algorithms that could potentially contain programming or other errors, prove to be ineffective, or the data provided by borrowers or third parties may be incorrect or stale. If any of this occurs, loan pricing and approval processes could be negatively affected, resulting in mispriced or misclassified loans, which could ultimately have a negative impact on the Fund’s income and distributions to Shareholders. Additionally, it is possible that following the date of any credit information received, a borrower member may have become delinquent in the payment of an outstanding obligation, defaulted on a pre-existing debt obligation, taken on additional debt, applied simultaneously for a loan through multiple platforms, or sustained other adverse financial or life events resulting in a reduction in the borrower’s creditworthiness. Also, if this information becomes unavailable or becomes more expensive to access, it could increase the platforms’ costs as they seek alternative sources of information. In performing its credit analysis, each platform will be reliant on the borrower’s credit information, which may be out of date, incomplete or inaccurate. In addition, for consumer loans, the Platforms will likely not have access to consolidated financial statements or other financial information about the borrowers, and the information supplied by borrowers may be inaccurate or intentionally false. Unlike traditional lending, the Fund will not be able to perform any independent follow-up verification with respect to a borrower member, as the borrower member’s name, address and other contact details remain confidential. Because of these factors, the Adviser may make investment decisions based on outdated, inaccurate or incomplete information.

Platform Concentration Risk

The Fund may invest 25% or more of its Managed Assets in alternative credit originated from one or a limited number of Solar Loan Originators.

A concentration in select alternative lending platforms may subject the Fund to increased dependency and risks associated with those platforms than it would otherwise be subject to if it were more broadly diversified across a greater number of platforms. The Fund may be more susceptible to adverse events affecting such platforms, particularly if such platforms were unable to sustain their current lending models. In addition, many platforms and/or their affiliated entities have incurred operating losses since their inception and may continue to incur net losses in the future. The Fund’s concentration in certain platforms may also expose it to increased risk of default and loss on the alternative credit in which it invests through such platforms if such platforms have, among other characteristics, lower borrower credit criteria or other minimum eligibility requirements, or have deficient procedures for conducting credit and interest rate analyses as part of their loan origination processes, relative to other platforms. In addition, the fewer platforms through which the Fund invests, the greater the risks associated with those platforms changing their arrangements will become. For instance, the platforms may change their underwriting and credit models, borrower acquisition channels and quality of debt collection procedures in ways which may make the loans originated through such platforms unsuitable for investment by the Fund. Moreover, a platform may become involved in a lawsuit, which may adversely impact that platform’s performance and reputation and, in turn, the Fund’s portfolio performance.

Solar Loan Originator Risk

In addition to the risks relating to alternative lending platforms generally, Solar Loan Originators like solar financing companies are also subject to specific risks relating to the solar industry. The terms of Solar Loans, PPA, and Solar Leases may be for 20 or 25 years and require the customer to make monthly payments to the Solar Loan Originator. Accordingly, solar financing companies are subject to the credit risk of its customers. In addition, as a Solar Loan Originator’s business expands, the risk of customer defaults could increase, and future loan exposure may exceed the amount of such reserves. During an economic downturn, the risk of customer defaults may increase. In addition, Solar Loan Originators may enter into new solar service agreements in the future with customers who have lower credit scores than their current customers. In addition, future developments, including competition from other renewables, could decrease the attractiveness of a Solar Loan Originator’s offerings with customers. Although Solar Loans grant a Solar Loan Originator the ability to terminate the Solar Loan and repossess the borrower’s Solar Energy System in the event of a default, enforcement of these rights under the solar service agreement may be difficult, expensive and time-consuming.

The residential solar energy industry is constantly evolving, which makes it difficult for Solar Loan Originators to evaluate prospects. Solar Loan Originators cannot be certain if historical growth rates reflect future opportunities or whether growth anticipated by the Solar Loan Originator or industry analysts will be realized. Any future growth of the residential solar energy market and the success of a particular company’s Solar Energy Systems depend on many factors, including recognition and acceptance of the residential solar energy market by consumers, the pricing of alternative sources of energy, a favorable regulatory environment, the continuation of expected tax benefits and other incentives and the ability to provide solar energy systems cost-effectively. If the markets for residential solar energy do not develop at the rate expected, a Solar Loan Originator’s business may be adversely affected.

Due to the length of customer contracts, the system deployed on a customer’s roof may be outdated prior to the expiration of the term of the Solar Loan, possibly increasing the occurrence of defaults. This could have an adverse effect on a Solar Loan Originator’s business, financial condition, results of operations and cash flow. As a result, Solar Loan Originators may be unable to accurately forecast our future performance and to invest accordingly.

U.S. Solar Companies face competition from traditional regulated electric utilities, from less-regulated third party energy service providers, other solar companies and from new renewable energy companies. The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large traditional utilities. Traditional utilities generally have substantially greater financial, technical, operational and other resources than U.S. Solar Companies. As a result, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than U.S. Solar Companies can, including the ability to initiate proceedings before state public utility commissions to reduce the value of net metering.

As the solar industry grows and evolves, U.S. Solar Companies, including Solar Loan Originators, will also face new competitors who are not currently in the market. The solar industry is characterized by low technological barriers to entry, and well-capitalized companies could choose to enter the market and compete. A Solar Loan Originator’s failure to adapt to changing market conditions and to compete successfully with existing or new competitors will limit its growth and will have a material adverse effect on its business and prospects.

Platform Reliance Risk

The Fund is dependent on the continued success of the platforms that originate the Fund’s alternative lending-related instruments and the Fund materially depends on such platforms for loan data and the origination, sourcing and servicing of alternative credit investments. If such platforms were unable or impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments (e.g., alternative credit originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies. In order to sustain its business, platforms and their affiliated entities may be dependent in large part on their ability to raise additional capital to fund their operations. If a platform and its affiliated entities are unable to raise additional funding, they may be unable to continue their operations.

The Fund may have limited knowledge about the underlying alternative credit in which it invests and will be dependent upon the platform originating such loans for information on the loans. Some investors of alternative lending-related instruments, including the Fund, may not review the particular characteristics of the loans in which they invest at the time of investment, but rather negotiate in advance with platforms the general criteria of the investments, as described under “Investment Objective and Strategies -Investment Strategies and Policies.” As a result, the Fund is dependent on the platforms’ ability to collect, verify and provide information to the Fund about each alternative credit investment and borrower. See also “-Credit and Interest Rate Analysis Risk” above.

In addition, when the Fund owns fractional loans and certain other alternative lending-related instruments, the Fund and its custodian generally will not have a contractual relationship with, or personally identifiable information regarding, individual borrowers, so the Fund will not be able to enforce such underlying loans directly against borrowers and may not be able to appoint an alternative servicing agent in the event that a platform or third-party servicer, as applicable, ceases to service the underlying loans. See “-Servicer Risk” below.

Geographic Focus Risk

The Fund is not subject to any geographic restrictions when investing in loans and therefore could be concentrated in a particular state or region. A geographic focus of the Fund’s investment in loans may expose the Fund to an increased risk of loss due to risks associated with certain regions. Certain regions of the United States from time to time will experience weaker economic conditions and, consequently, will likely experience higher rates of delinquency and loss than on similar loans nationally. In addition, natural disasters in specific geographic regions may result in higher rates of delinquency and loss in those areas. In the event that a significant portion of the pool of the Fund’s investment in loans is comprised of loans owed by borrowers resident or operating in certain states, economic conditions, localized weather events, environmental disasters, pandemics, natural disasters or other factors affecting these states in particular could adversely impact the delinquency and default experience of the loans and could impact Fund performance. Further, any focus of the Fund’s investments in one or more states or regions would have a disproportionate effect on the Fund if governmental authorities in any of those states or regions took action against the platforms lending in such states.

Management Risk and Reliance on Key Personnel

The Fund is subject to management risk because it is an actively managed portfolio. The Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Adviser’s judgments about the attractiveness, value and potential appreciation of an alternative lending platform or individual security in which the Fund invests may prove to be incorrect. In addition, the implementation of the Fund’s investment strategies depends upon the continued contributions of certain key employees of the Adviser, some of whom have unique talents and experience and would be difficult to replace. The loss or interruption of the services of a key member of the portfolio management teams could have a negative impact on the Fund during the transitional period that would be required for a successor to assume the responsibilities of the position.

Any imperfections, errors or limitations in quantitative analyses and models used by the Adviser as part of its investment process could affect the Fund’s performance. Models that appear to explain prior market data can fail to predict future market events. Further, the data used in models may be inaccurate or may not include the most recent information about a company or a security.

Net Metering Risk

Many of the states where Solar Energy Systems are currently located have adopted a net metering policy. Net metering typically allows a Solar Energy System to interconnect to the utility grid and offset their utility electricity purchases by receiving a bill credit at the utility’s retail rate for energy generated by the Solar Energy System that is exported to the grid in excess of electric load used by the customers. At the end of the billing period, the Solar Energy System’s rate payer will generally pay for the net energy used or receives a credit at the retail rate if more energy is produced than consumed.

The Fund’s ability to invest in securities with Solar Energy Systems or the electricity they generate as the underlying collateral may be adversely impacted by the failure to expand existing limits on the amount of net metering in states that have implemented it, the failure to adopt a net metering policy where it currently is not in place, the imposition of new charges that only or disproportionately impact rate payers with Solar Energy System that utilize net metering, or reductions in the amount or value of credit that customers receive through net metering. The Fund’s ability to invest in Solar Loans or other securities of Solar Energy Systems or the electricity they generate also may be adversely impacted by the unavailability of expedited or simplified interconnection for grid-tied solar energy systems or any limitation on the number of rate payer interconnections or amount of solar energy that utilities are required to allow in their service territory or some part of the grid.

Limits on net metering, interconnection of Solar Energy Systems and other operational policies in key markets could limit the number of Solar Energy Systems installed there. If caps on net metering are reached, or if the amount or value of credit that rate payers receive for net metering is significantly reduced, future rate payers that get a Solar Energy System may be unable to recognize the current cost savings associated with net metering. The solar industry substantially relies on net metering and absence of net metering could greatly limit demand for our Solar Energy Systems.

Tax Risk

The treatment of alternative credit and other alternative lending-related instruments for tax purposes is uncertain. In addition, changes in tax laws or regulations, or interpretations thereof, in the future could adversely affect the Fund, including its ability to qualify as a regulated investment company, or the participants in the alternative credit industry. Investors should consult their tax advisors as to the potential tax treatment of Shareholders.

The Fund has elected to be treated as a regulated investment company for U.S. federal income tax purposes. To qualify for such treatment, the Fund will need to meet certain organization, income, diversification and distribution tests. The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. If, for any taxable year, the Fund did not qualify as a regulated investment company for U.S. federal income tax purposes, it would be treated as a U.S. corporation subject to U.S. federal income tax at the Fund level at corporate tax rates (currently, at a flat rate of 21%), and possibly state and local income tax, and distributions to its Shareholders would not be deductible by the Fund in computing its taxable income. As a result of these taxes, NAV per Share and amounts distributed to Shareholders may be substantially reduced. Also, in such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would generally constitute ordinary dividends, which would generally be eligible for the dividends-received deduction available to corporate Shareholders, and non-corporate Shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. In addition, in such an event, in order to re-qualify for taxation as a regulated investment company, the Fund might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause a negative impact on Fund returns. See “Certain Tax Considerations” below and “Tax Status” in the SAI.

Asset-Backed Securities Risk

The Fund’s investments in securitization vehicles or other special purpose entities that hold alternative lending-related securities (asset-backed securities) may involve risks that differ from or are greater than risks associated with other types of investments. For example, such asset-backed securities may be more sensitive to changes in prevailing interest rates than other securities. In addition, prepayment on the underlying assets may have the effect of shortening the weighted average maturity of the portfolio assets of such entities and may lower their return. The asset-backed securities in which the Fund invests are also subject to risks associated with their structure and the nature of the underlying assets and the servicing of those assets; for this reason, many of the other risks described herein are relevant to the asset-backed securities to which the Fund has exposure. There is risk that the underlying debt securities will default and that recovery on repossessed collateral might be unavailable or inadequate to support payments on the underlying investments. The values of asset-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with the negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer credit laws with respect to the assets underlying these securities, which may give the debtor the right to avoid or reduce payment. If many borrowers on the underlying alternative credit default, losses could exceed the credit enhancement level and result in losses to investors in asset-backed securities.

An investment in subordinated (residual) classes of asset-backed securities is typically considered to be an illiquid and highly speculative investment, as losses on the underlying assets are first absorbed by the subordinated classes. The risks associated with an investment in such subordinated classes of asset-backed securities include credit risk, regulatory risk pertaining to the Fund’s ability to collect on such securities, platform performance risk and liquidity risk.

Payment of interest and repayment of principal on asset-backed securities, as well as the return associated with an equity investment in an asset-backed security, is largely dependent upon the cash flows generated by the underlying loans or other assets backing the securities. For example, the COVID-19 pandemic has impacted, and is likely to continue to impact, loan repayment and default rates. See “Market Events Risk” and “Market Risk.” The risks and returns for investors like the Fund in asset-backed securities depend on the tranche in which the investor holds an interest. The debt tranche(s) are entitled to receive payment before the equity if the cash flow generated by the underlying assets is insufficient to allow the vehicle to make payments on all of the tranches. The debt tranche(s), therefore, may receive higher credit ratings (if rated) and the equity tranche may be considered more speculative. Many asset- backed securities in which the Fund invests may be difficult to value and may be deemed illiquid. Asset-backed securities may have the effect of magnifying the Fund’s exposure to changes in the value of the underlying assets and may also result in increased volatility in the Fund’s NAV. This means the Fund may have the potential for greater gains, as well as the potential for greater losses, than if the Fund owned the underlying asset directly. The value of an investment in the Fund may be more volatile and other risks tend to be compounded if and to the extent that the Fund is exposed to asset-backed securities. In the event that the market for asset-backed securities experiences high volatility and a lack of liquidity, the value of many asset-backed securities may decline. Any mishandling of related documentation by a servicer may also affect the rights of the security holders in and to the underlying collateral.

Adverse Market and Economic Conditions Risk

Alternative credit default rates, and alternative credit generally, may be significantly affected by economic downturns or general economic conditions beyond the control of any borrowers. In particular, default rates on alternative credit may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the U.S. dollar, energy prices, changes in consumer spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. A significant downturn in the economy could cause default rates on alternative credit to increase. A substantial increase in default rates, whether due to market and economic conditions or otherwise, could adversely impact the viability of the overall alternative credit industry.

Below-Investment-Grade Securities and Unrated Securities Risk

The Fund may have exposure to investments that are rated below investment grade or that are unrated but are judged by the Adviser to be of comparable quality. The alternative lending-related securities in which the Fund invests (or, in the case of asset-backed securities, the loans that back them) typically are not rated by a nationally recognized statistical rating organization (“NRSRO”). Although the Fund’s fundamental investment restrictions do not permit the Fund to invest in loans of subprime quality, some unrated securities purchased by the Fund may be of credit quality comparable to securities rated below investment grade by a nationally recognized statistical rating organization. In addition, the Fund may invest in securities that are rated below investment grade. Below- investment-grade debt securities, which are commonly called “junk ” or “high yield” securities, are rated below BBB- by S&P Global Ratings (“S&P”) or Baa3 by Moody’s Investors Service, Inc., (“Moody’s”), or have comparable ratings by another rating organization. Accordingly, certain of the Fund’s unrated investments could constitute a highly risky and speculative investment, similar to an investment in “junk ” or “high yield” securities. As described under “Credit and Interest Rate Analysis Risk” in evaluating the creditworthiness of borrowers of such unrated investments, the Adviser may rely on the ratings ascribed to such borrowers by the relevant platform. The Adviser may also rely on reports from one or more independent vendors as part of its investment process or may create its own internal risk model for this purpose.

The analysis of the creditworthiness of borrowers may be less reliable than for more traditional borrowings, such as bank loans, and more complex than for issuers of higher-rated investments. The Fund’s ability to achieve its investment objective may, as a result, be more dependent upon the platform’s credit analysis than would be the case if the Fund had exposure to more traditional investments. In addition, such investments may be subject to greater risks than other investments, including greater levels of risk related to changes in interest rates, credit risk (including a greater risk of default) and liquidity risk. There is a greater risk of loss associated with alternative lending-related securities and the ability of a borrower to make payments is predominantly speculative for below-investment-grade investments or unrated investments judged by the Adviser to have a similar quality. Borrowers may be in default or have a currently identifiable vulnerability to default on their payments of principal and/or interest or other payments or may otherwise present elements of danger with respect to payments of principal or interest. Below-investment-grade investments or unrated investments judged by the Adviser to be of comparable quality may be more susceptible to real or perceived adverse economic and competitive industry or business conditions than higher-grade investments. These securities and instruments of comparable credit quality are generally susceptible to decline in market value due to adverse economic and business developments and are often unsecured and subordinated to other creditors of the issuer. The market values for below investment grade securities or instruments of comparable credit quality tend to be very volatile, and these instruments are generally less liquid than investment grade securities. Yields on below-investment-grade investments will fluctuate and may, therefore, cause the Fund’s value to be more volatile. Certain investments of the Fund may be downgraded to below-investment-grade status (or may be judged by the Adviser to be of comparable quality) after the Fund purchases them.

Pursuant to the fundamental investment restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment.

Competition, Ramp-up and Exposure Risks

The market for alternative lending-related securities is highly competitive and rapidly evolving. The Fund faces competition for access to platforms and alternative lending- related securities, including from other institutional investors; such competitors may have higher risk tolerance, greater financial or other resources and/or other advantages. The competitive pressures the Fund faces may impact the Fund’s ability to make investments consistent with its investment objective. Various platforms also compete with one other as well as with more traditional lenders, including banks with substantially greater financial resources. A platform with which the Fund has entered into an arrangement to purchase alternative lending-related instruments may have similar arrangements with other parties, thereby reducing the potential investments of the Fund through such platform. There can be no assurance that the competitive pressures the Fund may face will not erode the Fund’s ability to deploy capital. If the Fund is inhibited from deploying capital in a timely or efficient manner, it may be forced to invest in cash, cash equivalents or other assets that may result in lower returns than may otherwise be available through alternative lending-related securities. There can be no assurances as to how long it will take the Fund to invest the net proceeds from additional sales of Shares, and the longer the period the greater the likelihood that the Fund’s performance will be adversely affected. Pending deployment of any incremental net proceeds from Share sales, the Fund generally invests cash held in cash deposits and cash equivalents. The Fund typically limits the sale of its securities based on the Adviser’s assessment of its ability to invest the proceeds in an effective and timely manner.

The lending business is highly competitive and alternative lending platforms compete with other alternative lending platforms as well as larger banking, securities and investment banking firms that have substantially greater financial resources. There can be no guarantee that the rapid origination growth experienced by certain platforms in recent periods will continue. Without a sufficient number of new qualified loan requests, there can be no assurances that the Fund will be able to compete effectively for alternative credit investments and other alternative lending-related instruments with other market participants. General economic factors and market conditions, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek alternative credit and investor ability and desire to invest in alternative credit and other alternative lending-related instruments.

If the Fund’s access to platforms is limited, whether due to ramp-up, termination of existing arrangements or failure to secure arrangements with other platforms, its exposure to the risks of the platforms to which the Fund is exposed, as discussed under “Platform Risk,” and the risks of increased exposure to a potentially more limited pool of portfolio investments, may increase. Moreover, a platform may be unable to sustain its current lending model or may change its underwriting or credit models, borrower acquisition channels, quality of debt collection procedures and/or servicing models in ways that may make such investments unsuitable for the Fund; such changes may occur after the Fund has already made its investments and, as most of the Fund’s alternative lending-related securities are illiquid, the Fund may not be able to divest itself of the instruments at all or at an advantageous time or price. Even if the Fund is exposed to a varied pool of assets, the Fund’s investment focus on alternative lending-related securities will cause the Fund to be subject to greater overall risk than if the Fund’s exposures were less focused, as it is exposed to events affecting the alternative lending-related industry.

Even if the Fund’s alternative lending-related securities are varied as to borrower type, geographic location, loan term or other features, they may nevertheless have some similar characteristics and may, therefore, be subject to many of the same risks and/or regulatory regimes and may respond in a similar manner to particular economic, market, political or other developments.

Convertible Securities Risk

The market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock or other security. A unique feature of convertible securities is that as the market price of the underlying security declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying security. When the market price of the underlying security increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying security. Convertible securities are subject to the risks applicable generally to debt securities, including credit risk. In the event of a liquidation of the issuing company, holders of convertible securities typically would be paid before the company’s common stockholders but after holders of any senior debt obligations of the company. In addition, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. The market value of convertible securities also may fluctuate due to changes in, among other things; other economic conditions; industry fundamentals; market sentiment; the issuer’s operating results, financial statements, and credit ratings.

Corporate Debt Risks

Corporate debt securities are long and short-term debt obligations issued by companies (such as publicly issued and privately placed bonds, notes and commercial paper). The Adviser considers corporate debt securities to be of investment grade quality if they are rated BBB or higher by S&P or Baa or higher by Moody’s Investor Services, Inc. (“Moody’s”), or if unrated, determined by the Adviser to be of comparable quality. Investment grade debt securities generally have adequate to strong protection of principal and interest payments. In the lower end of this category, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal than in higher rated categories. The Fund may invest in both secured and unsecured corporate bonds. A secured bond is backed by collateral and an unsecured bond is not. Therefore, an unsecured bond may have a lower recovery value than a secured bond in the event of a default by its issuer. The Adviser may incorrectly analyze the risks inherent in corporate bonds, such as the issuer’s ability to meet interest and principal payments, resulting in a loss to the Fund.

Default Risk

The value of the Fund’s investments in whole loans and other alternative lending-related securities, such as shares, certificates, notes or other securities representing an interest in and the right to receive principal and interest payments due on whole loans or fractions of whole loans, and the ability of the Fund to generate income is dependent on the borrowers’ continued and timely payments. The Fund generally receives payments on such investments only if the party servicing the loans receives the borrowers’ payments on the corresponding or underlying loans and passes such payment through to the Fund. If a borrower is unable to or fails to make interest payments or repay principal when due on a loan in which the Fund has investment exposure, or if the value of such a loan decreases, the value of the Fund’s investments will be adversely affected. There can be no assurance that payments due on underlying loans will be made.

●	Limits on Fund’s Ability to Recover Payments Due

If a borrower is unable or fails to make payments on a loan for any reason, the Fund may be greatly limited in its ability to recover any outstanding principal or interest due, as (among other reasons) the Fund may not have direct recourse against the borrower or may otherwise be limited in its ability to directly enforce its rights under the loan, whether through the servicer or the platform through which such loan was originated or sourced, the loan may be unsecured or under-collateralized and/or it may be impracticable to commence a legal proceeding against the defaulting borrower. If the Fund were unable to recover unpaid principal or interest due, this would cause the Fund’s NAV to decrease. In certain cases, after the loan has matured, the servicing party may have no obligation to make late payments to investors in such loan and, to the extent that the servicing party receives any funds from defaulting borrowers, the servicing party may retain those funds to cover attorneys’ fees, collection fees or other costs incurred in pursuing collection, which will diminish or eliminate the amount that the servicing party would otherwise pass on to the investor.

●	Diminished Creditworthiness of Borrower

Borrowings obtained through alternative lending platforms may not limit borrowers from incurring additional debt. If a borrower incurs additional debt obligations after obtaining a loan, the borrower’s creditworthiness may diminish and any additional obligations could cause the borrower to experience financial distress, insolvency or bankruptcy, all of which would impair the borrower’s ability to repay the loan underlying the Fund’s investment. Under certain circumstances, payments to the Fund may be reclaimed in a bankruptcy proceeding if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment, which will result in losses to the Fund. If the additional debt obligation of the borrower is secured by collateral and the loan to which the Fund is exposed is unsecured, the borrower may be motivated to repay the secured loan before meeting its obligations under the unsecured loan.

Furthermore, the ability of secured creditors to pursue remedies against the collateral of the borrower may impair the borrower’s ability to repay its unsecured loan, or it may impair the platform’s or servicer’s ability to collect on the loan upon default. The loans in which the Fund invests generally do not include any cross-default provisions. See “Alternative Credit and Notes Risk” above.

●	Factors Triggering Borrower Default Outside of Fund’s Control

Default rates on loans may be adversely affected by a number of factors outside the Fund’s control, such as economic downturns or general economic or political conditions, including prevailing interest rates, the rate of unemployment, the level of consumer confidence, residential real estate values, the value of the various currencies, energy or gasoline prices, changes in consumer spending, the number of personal bankruptcies, insolvencies, disruptions in the credit markets, the borrower’s personal circumstances, the stigma of personal bankruptcy and other factors. See “Market Events Risk” and “Market Risk.”

The default history for alternative lending borrowing arrangements is limited. Future defaults may be higher than historical defaults and the timing of defaults may vary significantly from historical observations. As described further under “Credit and Interest Rate Analysis Risk,” the credit profile and interest rates available to certain borrowers who seek credit through alternative lending platforms may result in a higher rate of default for alternative lending- related securities as compared with the debt instruments associated with more traditional lending models, such as banks, although pursuant to the Fund’s fundamental investment restrictions, the Fund may not invest in loans that are of subprime quality at the time of investment. If the impact of losses of income from defaults on loans to which the Fund has exposure exceeds the interest income on non-defaulting loans, the Fund may be unable to achieve its investment objective.

●	Issuer Default’s Adverse Impact on Equity Securities

The Fund’s investments in equity securities issued by Solar Loan Originators (or their affiliates) are also subject to the risk of loss. If a platform or other issuer defaults on its outstanding obligations, the Fund’s equity interest in such issuer may be diminished or extinguished and the Fund can expect to realize on any such investments only to the extent that the issuer’s creditors are made whole and the issuer still has residual profits that would benefit equity holders.

●	Borrower Inability to Make Payments; Other Default-Related Risks

The ability of the Fund to generate income through its investment in loans is dependent upon payments being made by the borrower underlying such instruments. If a borrower is unable to make its payments on a loan, the Fund may be greatly limited in its ability to recover any outstanding principal and interest under such loan.

A substantial portion of the loans in which the Fund may invest will not be secured by any collateral except for, in many cases the Solar Energy System, will not be guaranteed or insured by a third party and will not be backed by any governmental authority. The Fund may need to rely on the collection efforts of the platforms and third-party collection agencies, which also may be limited in their ability to collect on defaulted loans. The Fund may not have direct recourse against borrowers, may not be able to obtain the identity of the borrowers in order to contact a borrower about a loan and may not be able to pursue borrowers to collect payment under loans. After a limited period of time following the final maturity date of a note, servicers may not have any obligation to make late payments to the holders even if the borrower has submitted such a payment to the servicer. In such case, the servicer may be entitled to such payments submitted by the borrower and the holder will have no right to such payments. In addition, servicers will retain from the funds received from borrowers and otherwise available for payment to holders any insufficient payment fees and the amounts of any attorneys’ fees or collection fees it, a backup service provider or collection agency may impose in connection with any collection efforts. To the extent a loan is secured, there can be no assurance as to the amount of any funds that may be realized from recovering and liquidating any collateral or the timing of such recovery and liquidation and hence there is no assurance that sufficient funds (or, possibly, any funds) will be available to offset any payment defaults that occur under the loan.

Where a borrower is an individual, if he or she dies while the loan is outstanding, his or her estate may not contain sufficient assets to repay the loan or the executor of the estate may prioritize repayment of other creditors. Numerous other events could impact an individual’s ability or willingness to repay a loan, including divorce or sudden significant expenses or loss of income.

A platform may have the exclusive right and ability to investigate claims of borrower identity theft, which creates a conflict of interest. If a platform determines that verifiable identity theft has occurred, it may be required to repurchase the loan or indemnify the Fund. Alternatively, if the platform denies a claim of identity theft, it would not be required to repurchase the loan or indemnify the Fund.

If a borrower files for bankruptcy, any pending collection actions will automatically be put on hold and further collection action will not be permitted absent court approval. It is possible that a borrower’s personal liability on its loan will be discharged in bankruptcy. In most cases involving the bankruptcy of a borrower with an unsecured loan, unsecured creditors will receive only a fraction of any amount outstanding on the loan, if anything.

Equity Securities Risks

The value of a particular equity security in which the Fund may invest may decrease. Equity securities risk is the risk that the value of equity securities to which the Fund is exposed will fall due to general market or economic conditions; overall market changes; local, regional or global political, social or economic instability; currency, interest rate and commodity price fluctuations; perceptions regarding the industries in which the issuers participate and the particular circumstances and performance of the issuers. The prices of stocks change in response to many factors, including the historical and prospective earnings of the issuer, the value of its assets, management decisions, decreased demand for an issuer’s products or services, increased production costs, general economic conditions, interest rates, currency exchange rates, investor perceptions and market liquidity. Market conditions may affect certain types of equity securities to a greater extent than other types; for example, equity securities of issuers in new or emerging industries may be more susceptible to market conditions and may experience volatility in returns.

The prices of equity securities are also sensitive to rising interest rates, as the costs of capital rise and borrowing costs increase. Equity securities tend to be more volatile than bonds and money market instruments. Equity securities are subordinate to preferred securities in a company’s capital structure, and if a company is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stocks take precedence over the claims of those who own equity securities. Warrants are options to purchase equity securities at specific prices valid for a specific period of time. Their prices do not necessarily move parallel to the prices of the underlying securities.

Fixed Income Risk

Fixed income securities increase or decrease in value based, among other things, on changes in interest rates. If rates increase, the value of the Fund’s fixed income securities generally declines. On the other hand, if rates fall, the value of the fixed income securities generally increases. The issuer of a fixed income security may not be able to make interest and principal payments when due. This risk is increased in the case of issuers of high yield securities, also known as “junk bonds.” If a U.S. Government agency or instrumentality in which the Fund invests defaults, and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of certain U.S. Government sponsored entities are neither issued nor guaranteed by the U.S. Government. Fixed income risks include components of the following additional risks:

●	Credit Risk. The issuer of a fixed income security may not be able to make interest and principal payments when due. Generally, the lower the credit rating of a security, the greater the risk that the issuer will default on its obligation, which could result in a loss to the Fund. The Fund may invest in securities that are rated in the lowest investment grade category. Issuers of these securities are more vulnerable to changes in economic conditions than issuers of higher grade securities.
●	High Yield Securities/Junk Bond Risk. The Fund may invest in high yield securities, also known as “junk bonds.” High yield securities are not considered to be investment grade. High yield securities may provide greater income and opportunity for gain, but entail greater risk of loss of principal. High yield securities are predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligation. The market for high yield securities is generally less active than the market for higher quality securities. This may limit the ability of the Fund to sell high yield securities at the price at which it is being valued for purposes of calculating net asset value.
●	Government Risk. The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest on certain U. S. Government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate. If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s share price could fall. All U.S. Government obligations are subject to interest rate risk.
●	Interest Rate Risk. The Fund’s share price and total return will vary in response to changes in interest rates. If rates increase, the value of the Fund’s investments generally will decline, as will the value of a shareholder’s investment in the Fund. Securities with longer maturities tend to produce higher yields, but are more sensitive to changes in interest rates and are subject to greater fluctuations in value. The risks associated with increasing interest rates are heightened given that interest rates are near historic lows.

Fraud Risk

The Fund may be subject to the risk of fraudulent activity associated with the various parties involved in alternative lending, including the platforms, issuers, banks, borrowers and third parties handling borrower and investor information. Prospective borrowers may materially misrepresent any of the information they provide to the platforms, including their credit history, the existence or value of purported collateral, the purpose of the loan, their occupation or their employment status. Platforms may not verify all of the information provided by prospective borrowers. As discussed under “Credit and Interest Rate Analysis Risk,” the accuracy of a platform’s evaluation of a borrower’s creditworthiness could be significantly impaired if based on flawed information. Except where a platform is required to repurchase loans or securities or indemnify investors, fraud may adversely affect the Fund’s ability to receive the principal and interest payments that it expects to receive on its investments and, therefore, may negatively impact the Fund’s performance. Furthermore, there can be no guarantee that the resources, technologies or fraud prevention measures implemented by a platform will be sufficient to accurately detect and prevent fraud.

The Fund is also subject to the risk of fraudulent activity by a platform or a backup servicer. In the event that a platform or backup servicer engages in fraudulent activity, the pools of loans originated or sourced by the platform or any loans serviced by the platform or backup servicer may be impaired or may not be of the quality that the Fund anticipated, thereby increasing the risk of default in respect of such loans.

Funding Bank Risk

Multiple banks may originate loans for lending platforms. If such a bank were to suspend, limit or cease its operations or a platform’s relationship with a bank were to otherwise terminate, such platform would need to implement a substantially similar arrangement with another funding bank, obtain additional state licenses or curtail its operations. Transitioning loan originations to a new funding bank is untested and may result in delays in the issuance of loans or may result in a platform’s inability to facilitate loans. If a platform is unable to enter in an alternative arrangement with a different funding bank, the platform may need to obtain a state license in each state in which it operates in order to enable it to originate loans, as well as comply with other state and federal laws, which would be costly and time-consuming. If a platform is unsuccessful in maintaining its relationships with the funding banks, its ability to provide loan products could be materially impaired and its operating results would suffer. The Fund is dependent on the continued success of the platforms that originate the Fund’s investment in loans. If such platforms were unable or impaired in their ability to operate their lending business, the Adviser may be required to seek alternative sources of investments (e.g., loans originated by other platforms), which could adversely affect the Fund’s performance and/or prevent the Fund from pursuing its investment objective and strategies.

Illiquidity Risk

Alternative credit investments generally have a maturity of less than one year to twenty-five years or longer. Because alternative credit investments and other alternative lending-related instruments are less liquid, investors wishing to sell such investments may be subject to markets with irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Alternative credit investments and other alternative lending-related instruments may not be registered under the Securities Act, and are not listed on any securities exchange. Accordingly, those alternative lending-related instruments may not be transferred unless they are first registered under the Securities Act and all applicable state or foreign securities laws or the transfer qualifies for exemption from such registration. A reliable secondary market is still developing and cannot yet be relied upon for Solar Loans and other alternative lending-related instruments and, as such, these investments should be considered illiquid. Until an active secondary market develops, the Fund intends to primarily hold its alternative credit investments until maturity. The Fund may not be able to sell any of its alternative lending-related instruments even under circumstances when the Adviser believes it would be in the best interests of the Fund to sell such investments.

In such circumstances, the overall returns to the Fund from its alternative lending-related instruments may be adversely affected. Although the Fund may attempt to increase its liquidity by borrowing from a bank or other institution, its assets may not readily be accepted as collateral for such borrowing.

The Fund may also invest without limitation in securities that, at the time of investment, are illiquid, as determined by using the SEC’s standard applicable to registered investment companies (i.e., securities that cannot be disposed of by the Fund within seven days in the ordinary course of business at approximately the amount at which the Fund has valued the securities). The Fund may also invest in restricted securities. Investments in restricted securities could have the effect of increasing the amount of the Fund’s assets invested in illiquid securities if qualified institutional buyers are unwilling to purchase these securities.

Inadequate Collateral or Guarantees Risk

Even if a loan to which the Fund is exposed is secured, there can be no assurance that the collateral will, when recovered and liquidated, generate sufficient (or any) funds to offset any losses associated with a defaulting loan. It is possible that the same collateral could secure multiple loans or be treated as a fixture in connection with a real estate mortgage, in which case the liquidation proceeds of the collateral may be insufficient to cover the payments due on all the loans secured by that collateral. There can be no guarantee that the collateral can be removed from the property and liquidated, and any costs associated with such liquidation could reduce or eliminate the amount of funds otherwise available to offset the payments due under the loan. As described further under “Default Risk” and “Unsecured Loans Risk,” the Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect. To the extent that the loan obligations in which the Fund invests are guaranteed by a third party, there can be no assurance that the guarantor will perform its payment obligations should the underlying borrower default on its payments. As described under “Default Risk,” the Fund could suffer delays or limitations on its ability to realize the benefits of the collateral to the extent the borrower becomes bankrupt or insolvent. Moreover, the Fund’s security interests may be unperfected for a variety of reasons, including the failure to make a required filing by the servicer and, as a result, the Fund may not have priority over other creditors as it expected.

Information Technology Risk

Certain of the Fund’s investment in loans are originated and documented in electronic form and there are generally no tangible written documents evidencing such loans or any payments owed thereon. Because the Fund relies on electronic systems maintained by the custodian, a third party and/or the platforms to maintain records and evidence ownership of such loans and to service and administer loans (as applicable) it is susceptible to risks associated with such electronic systems. These risks include, among others: power loss, computer systems failures and Internet, telecommunications or data network failures; operator negligence or improper operation by, or supervision of, employees; physical and electronic loss of data or security breaches, misappropriation and similar events; computer viruses; cyber-attacks, intentional acts of vandalism and similar events; and hurricanes, fires, floods and other natural disasters.

In addition, platforms rely on software that is highly technical and complex and depend on the ability of such software to store, retrieve, process and manage immense amounts of data. Such software may contain errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which a platform relies may result in a negative experience for borrowers who use the platform, delay introductions of new features or enhancements, result in errors or compromise the platform’s ability to protect borrower or investor data or its own intellectual property. Any errors, bugs or defects discovered in the software on which a platform relies could negatively impact operations of the platform and the ability of the platform to perform its obligations with respect to the loans originated by the platform.

The electronic systems on which platforms rely may be subject to cyber attacks that could result, among other things, in data breaches and the release of confidential information and thus expose the platform to significant liability. A security breach could also irreparably damage a platform’s reputation and thus its ability to continue to operate its business.

The Adviser is also reliant on information technology to facilitate the loan acquisition process. Any failure of such technology could have a material adverse effect on the ability of the Adviser to acquire loans and therefore may impact the performance of the Fund. Any delays in receiving the data provided by such technology could also impact, among other things, the valuation of the portfolio of loans.

Because information technology systems and digital data underlie most of the Fund’s operations, the Fund and its service providers—including the Adviser, administrator, transfer agent, Distributor and others(collectively “Service Providers”)—are exposed to the risk that their operations and data may be compromised as a result of internal and external cyber-failures, breaches or attacks (“Cyber Risk”). This could occur as a result of malicious or criminal cyber-attacks. Cyber-attacks include actions taken to: (i) steal or corrupt data maintained online or digitally, (ii) gain unauthorized access to or release confidential information, (iii) shut down the Fund or Service Provider web site through denial-of-service attacks, or (iv) otherwise disrupt normal business operations. However, events arising from human error, faulty or inadequately implemented policies and procedures or other systems failures unrelated to any external cyber-threat may have effects similar to those caused by deliberate cyber-attacks. Successful cyber-attacks or other cyber-failures or events affecting the Fund or its Service Providers may adversely impact the Fund or its shareholders or cause an investment in the Fund to lose value. Cyber Risk is also present for issuers of securities or other instruments in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause a Fund’s investment in such issuers to lose value.

Investments in Platforms Risk

The platforms in which the Fund may invest may have a higher risk profile and be more volatile than companies engaged in lines of business with a longer, established history and such investments should be viewed as longer term investments. The Fund may invest in listed or unlisted equity securities of platforms or make loans directly to the platforms. Investments in unlisted equity securities, by their nature, generally involve a higher degree of valuation and performance uncertainties and liquidity risks than investments in listed equity securities. The companies of unlisted securities, in comparison to companies of listed securities, may:

●	have shorter operating histories and a smaller market share, rendering them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;
●	often operate at a financial loss;
●	be more likely to depend on the management talents and efforts of a small group of persons and the departure of any such persons could have a material adverse impact on the business and prospects of the company; and
●	generally have less predictable operating results and require significant additional capital to support their operations, expansion or competitive position.

Many of the platforms, and alternative credit in general, are in the early stages of development and have a limited operating history. As a result, there is a lack of significant historical data regarding the performance of alternative credit and the long term outlook of the industry is uncertain. In addition, because alternative credit investments are originated using a lending method on a platform that has a limited operating history, borrowers may not view or treat their obligations on such loans as having the same significance as loans from traditional lending sources, such as bank loans. The success of a platform is partially dependent upon payments being made by the borrowers of loan originated by the platform. Any increase in default rates on a platform’s loans could adversely affect the platform’s profitability and, therefore, the Fund’s investments in the platform. See also “-Small and Mid-Capitalization Investing Risk.”

Loan Modification Risk

At any time, and particularly during economic downturns or periods of market volatility, the terms of any loan to which the Fund gains exposure, including the interest rate, timing of payments or the overall amount to be repaid, may be modified in the discretion of the loan servicer or by operation of federal, state or local law or regulation in order to provide relief to borrowers experiencing financial hardship. Any such loan modification or forbearance may result in less favorable terms for the Fund and could adversely affect Fund performance by, among other things, postponing the receipt of payments by the Fund or reducing the overall amount to be repaid by the borrower. The servicing entity typically will make all decisions regarding any modification, forbearance or other form of relief that may be provided to a borrower, and the Fund will typically have no ability to set the terms of any loan modification or forbearance or to influence the decision of the servicing entity.

Loans to Small Businesses Risk

The businesses of loan borrowers may not have steady earnings growth, may be operated by less experienced individuals, may have limited resources and may be more vulnerable to adverse general market or economic developments, among other concerns, which may adversely affect the ability of such borrowers to make principal and interest payments on the loans. See also “Small and Mid-Capitalization Investing Risk.”

Non-Diversification Risk

The Fund is classified as “non-diversified,” which means the Fund may invest a larger percentage of its assets in the securities of a smaller number of issuers than a diversified fund. Investment in securities of a limited number of issuers exposes the Fund to greater market risk and potential losses than if its assets were diversified among the securities of a greater number of issuers.

Preferred Stock Risk

Preferred stock represents the senior residual interest in the assets of an issuer after meeting all claims, with priority to corporate income and liquidation payments over the issuer’s common stock. As such, preferred stock is inherently more risky than the bonds and other debt instruments of the issuer, but less risky than its common stock. Certain preferred stocks contain provisions that allow an issuer under certain conditions to skip (in the case of “non-cumulative” preferred stocks) or defer (in the case of “cumulative” preferred stocks) dividend payments. Preferred stocks often contain provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. Preferred stocks typically do not provide any voting rights, except in cases when dividends are in arrears beyond a certain time period. There is no assurance that dividends on preferred stocks in which the Fund invests will be declared or otherwise made payable. Preferred securities may pay fixed or adjustable rates of return. Preferred securities are subject to issuer-specific and market risks applicable generally to equity securities. In addition, preferred securities generally pay a dividend and rank ahead of common stocks and behind debt securities in claims for dividends and for assets of the issuer in a liquidation or bankruptcy. For this reason, the value of preferred securities will usually react more strongly than bonds and other debt to actual or perceived changes in the company’s financial condition or prospects. Preferred securities may also be sensitive to changes in interest rates. When interest rates rise, the fixed dividend on preferred securities may be less attractive, causing the price of preferred stocks to decline. Preferred securities of smaller companies may be more vulnerable to adverse developments than preferred stock of larger companies. If the Fund owns preferred stock that is deferring its distributions, the Fund may be required to report income for U.S. federal income tax purposes while it is not receiving cash payments corresponding to such income. When interest rates fall below the rate payable on an issue of preferred stock or for other reasons, the issuer may redeem the preferred stock, generally after an initial period of call protection in which the stock is not redeemable. Preferred stocks may be significantly less liquid than many other securities, such as U.S. Government securities, corporate debt and common stock.

Prepayment Risk

Borrowers may decide to prepay all or a portion of the remaining principal amount due under a loan at any time without penalty (unless the underlying loan agreements provide for prepayment penalties as may be the case in certain non-consumer alternative credit). In the event of a prepayment of the entire remaining unpaid principal amount of a loan, the Fund will receive such prepayment amount, but further interest will not accrue on the loan after the principal has been paid in full. If the borrower prepays a portion of the remaining unpaid principal balance, interest will cease to accrue on such prepaid portion, and the Fund will not receive all of the interest payments that the Adviser may have originally expected to receive on the loan.

Regulation as Lender Risk

The lending industry is highly regulated and loans made through lending platforms are subject to extensive and complex rules and regulations issued by various federal, state and local government authorities. One or more regulatory authorities may assert that the Fund, when acting as a lender under the platforms, is required to comply with certain laws or regulations which govern the consumer or commercial (as applicable) lending industry. If the Fund were required to comply with additional laws or regulations, it would likely result in increased costs for the Fund and may have an adverse effect on its results or operations or its ability to invest in alternative credit and certain alternative lending-related instruments. In addition, although generally the Fund is not currently required to hold a license in connection with the acquisition and ownership of alternative credit, certain states require (and other states could in the future take a similar position) that lenders under alternative lending platforms or holders of alternative credit investments be licensed. Such a licensing requirement could subject the Fund to a greater level of regulatory oversight by state governments as well as result in additional costs for the Fund. If required but unable to obtain such licenses, the Fund may be forced to cease investing in loans issued to borrowers in the states in which licensing may be required.

To the extent required or determined to be necessary or advisable, the Fund intends to obtain such licenses in order to pursue its investment strategy.

Regulatory and Other Risks Associated with Platforms and Alternative Lending

The lending industry is highly regulated and the alternative lending-related securities in which the Fund invests are subject to extensive rules and regulations issued by governmental authorities in each of the jurisdictions in which the Fund invests. These authorities also may impose obligations and restrictions on the platforms’ activities or those of other entities involved in the alternative lending process.

General Regulatory Risks

The platforms through which alternative credit are originated are subject to various statutes, rules and regulations issued by federal, state and local government authorities. For example, these laws, rules and regulations may require extensive disclosure to, and consents from, applicants and borrowers impose fair lending requirements upon lenders and platforms and may impose multiple qualification and licensing obligations on platforms before they may conduct their business. Federal and state consumer protection laws in particular impose requirements and place restrictions on creditors and service providers in connection with extensions of credit and collections on personal loans and protection of sensitive customer data obtained in the origination and servicing thereof. Platforms are also subject to laws relating to electronic commerce and transfer of funds in conducting business electronically. A failure to comply with the applicable laws, rules and regulations may, among other things, subject the platform or its related entities to certain registration requirements with government authorities and result in the payment of any penalties and fines; result in the revocation of their licenses; cause the loan contracts originated by the platform to be voided or otherwise impair the enforcement of such loans; and subject them to potential civil and criminal liability, class action lawsuits and/or administrative or regulatory enforcement actions. Any of the foregoing could have a material adverse effect on a platform’s financial condition, results of operations or ability to perform its obligations with respect to its lending business or could otherwise result in modifications in the platform’s methods of doing business which could impair the platform’s ability to originate or service alternative credit or collect on alternative credit.

●	Increased Risk of Litigation; Standardized Contracts

Alternative credit industry participants, including alternative lending platforms, may be subject in certain cases to increased risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including unfair or deceptive practices. Moreover, alternative credit generally is written using standardized documentation. Thus, many borrowers may be similarly situated in so far as the provisions of their respective contractual obligations are concerned. Accordingly, allegations of violations of the provisions of applicable federal or state consumer protection laws could potentially result in a large class of claimants asserting claims against the platforms and other related entities. However, some borrower agreements contain arbitration provisions that would possibly limit or preclude class action litigation with respect to claims of borrowers.

In connection with the sale and servicing of the whole loans, fractions of whole loans or pools of whole loans, the platforms typically make representations and warranties to investors, such as the Fund, that the loans were originated and are being serviced in accordance with and in compliance with applicable laws (and in some cases specifically with the laws described herein) in all material respects. Despite these representations and warranties, the Fund cannot guarantee that the platforms have been and will continue to be in compliance with all applicable laws. If those representations and warranties were not correct, the platforms could be required to repurchase the loans, but the Fund cannot be certain that the platform would be required and able to repurchase loans in all such cases.

●	Varying Business Models & Regulatory Requirements

As noted above, each of the platforms through which the Fund may invest may adhere to a novel or different business model, resulting in uncertainty as to the regulatory environment applicable to a particular platform and the Fund. For example, one platform may operate from a particular state to make loans to small- and mid-sized companies across the United States. The platform must comply with that state’s licensing requirements and, if applicable, usury limitations. However, other states could seek to regulate the platform (or the Fund as a lender under the platform) on the basis that loans were made to companies located in such other state. In that case, loans made in that other state could be subject to the maximum interest rate limits, if any, of such jurisdiction, which could limit potential revenue for the Fund. In addition, it could further subject the platform (or the Fund) to such state’s licensing requirements.

Another platform, on the other hand, might follow a different model pursuant to which all loans originated by the platform must be made through a bank. The bank may work jointly with the platform to act as issuer, i.e., the true lender, of the loans sourced through the services of the platform or its website. However, if challenged, courts may instead determine that the platform (or the Fund as a lender under the platform) is the true lender of the loans. In fact, courts have recently applied differing interpretations to the analysis of which party should be deemed the true lender. The resulting uncertainty may increase the possibility of claims brought against the platforms by borrowers seeking to void their loans or seek damages or subject the platforms to increased regulatory scrutiny and enforcement actions. To the extent that either the platform (or the Fund) is deemed to be the true lender in any jurisdiction (whether determined by a regulatory agency or by court decision), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits of such jurisdiction and existing loans may be unenforceable, or subject to reduction in value or damages and the platform (and/or the Fund) could be subject to additional regulatory requirements in addition to any penalties and fines. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such platforms to terminate their business. In such circumstances, there is likely to be an adverse effect on the Adviser’s ability to continue to invest in certain or all alternative credit and other alternative lending-related instruments and the Fund’s ability to pursue its investment objective and generate anticipated returns.

If the platforms’ ability to be the assignee and beneficiary of a funding bank’s ability to export the interest rates, and related terms and conditions, permitted under the laws of the state where the bank is located to borrowers in other states was determined to violate applicable lending laws, this could subject the platforms to the interest rate restrictions, and related terms and conditions, of the lending or usury laws of each of the states in which it operates. The result would be a complex patchwork of regulatory restrictions that could materially and negatively impact the platforms’ operations and ability to operate, in which case they may be forced to terminate or significantly alter their business and activities, resulting in a reduction in the volume of loans available for investment for investors such as the Fund.

●	Regulations May Interfere with Fund’s Ability to Enforce Alternative Credit Instruments

In addition, numerous statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of a creditor to enforce an alternative credit investment. If a Solar Loan Originator or related entity were to go into bankruptcy or become the subject of a similar insolvency proceeding, the Solar Loan Originator or related entity may stop performing its services with respect to the alternative credit. For example, if the servicer of the alternative credit investment is involved in such a proceeding, it may be difficult to find a replacement for such services. A replacement entity may seek additional compensation or revised terms with respect to the obligations of the servicer. The servicer may also have the power, in connection with a bankruptcy or insolvency proceeding and with the approval of the court or the bankruptcy trustee or similar official, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of any affected parties. If the servicer is a debtor in bankruptcy or the subject of an insolvency or similar proceeding, this may limit the ability of affected parties to enforce the obligations of the servicer, to collect any amount owing by the servicer or to terminate and replace the servicer. A bankruptcy court may also reduce the monthly payments due under the related contract or loan or change the rate of interest and time of repayment of the indebtedness. Borrowers may delay or suspend making payments on alternative credit investments because of the uncertainties occasioned by the platform or its related entities becoming subject to a bankruptcy or similar proceeding, even if the borrowers have no legal right to do so. It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on alternative credit will increase the potential bankruptcy risk to platforms and its related entities.

●	Impact of the Evolving Nature of Alternative Lending Business

The evolving nature of the platforms’ respective business models may complicate their ability to determine the applicability of, and to effect compliance with, such requirements. The regulatory environment applicable to platforms and their related entities may be subject to periodic changes. Any such changes could have an adverse effect on the platforms’ and related entities’ costs and ability to operate. The platforms could seek to pass through any increase in their costs to their borrowers or investors, such as the Fund, in the form of higher origination or servicing fees.

In addition, regulators, enforcement agencies and courts are increasingly considering the role of non-bank lenders. There is no guarantee that laws and regulations applicable to non-bank lenders will not change in a manner that adversely affects or restricts the Fund, including the ability of the Fund to acquire loans from platforms, or otherwise restricts or materially increases the cost to the Fund of pursuing potential investment strategies.

●	Burden of Regulatory Compliance

Increased reporting, registration, and compliance requirements may divert the attention of personnel and the management team of the Adviser, and may furthermore place the Fund at a competitive disadvantage to the extent that the Adviser or companies in which the Fund invests are required to disclose sensitive business information. The Fund will be required to bear the Fund’s expenses relating to compliance-related matters and regulatory filings, which are likely to be material, including on a cumulative basis over the life of the Fund.

Further, changes in the regulatory application or judicial interpretation of the laws and regulations applicable to financial institutions generally and alternative credit in particular also could impact the manner in which the alternative credit industry conducts its business. The regulatory environment in which financial institutions operate has become increasingly complex and robust, and following the financial crisis of 2008, supervisory efforts to apply relevant laws, regulations and policies have become more intense. Recent regulatory focus on alternative credit signifies the increasing spotlight on the industry and could ultimately result in significant and sweeping changes to the current regulatory framework governing alternative credit. It is anticipated that continued evolution of the regulatory landscape will affect alternative credit and platform operators. See “-Risks Associated with Recent Events in the Alternative Credit Industry.”

Regulations Relevant to Fund’s Investments

The information below provides additional detail on some of the laws, rules and regulations relevant to the Fund’s investments.

●	Regulatory Regime in the United States. The platforms may be subject to laws including the following in the United States:
●	federal and state laws and regulations related to disclosures to and consents from borrowers and prospective borrowers and loan terms, credit discrimination, credit reporting, debt servicing and collection and unfair or deceptive business practices;

●	state consumer loan, small loan, loan brokerage, loan servicing, credit services organization and collection agency licensing laws;
●	state usury laws and other laws that restrict the amount of interest or fees that may be charged on loans;
●	state disclosure laws and regulations applicable to small business loans, merchant cash advances and other commercial-purpose financings;
●	the Truth-in-Lending Act and Regulation Z promulgated thereunder, and similar state laws, which require certain disclosures to borrowers regarding the terms and conditions of their loans and credit transactions;
●	Section 5 of the Federal Trade Commission Act, and similar state laws, which prohibit unfair and deceptive acts or practices in or affecting commerce, and Section 1031 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which prohibits unfair, deceptive or abusive acts or practices in connection with any consumer financial product or service;
●	The Credit Practices Rules, which (i) prohibit lenders from using certain contract provisions that the Federal Trade Commission (the “FTC”) has found to be unfair; (ii) requires lenders to advise consumers who co-sign obligations about their potential liability if the primary obligor fails to pay; and (iii) prohibits certain late charges;
●	the Equal Credit Opportunity Act and Regulation B promulgated thereunder, and similar state statutes, which prohibit creditors from discriminating against credit applicants on the basis of race, color, sex, age, religion, national origin, marital status, the fact that all or part of the applicant’s income derives from any public assistance program or the fact that the applicant has in good faith exercised any right under the federal Consumer Credit Protection Act or any applicable state law;
●	the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, which promotes the accuracy, fairness and privacy of information in the files of consumer reporting agencies;
●	the Fair Debt Collection Practices Act and similar state debt collection laws, which provide guidelines and limitations on the conduct of third-party debt collectors in connection with the collection of consumer debts;
●	the Gramm-Leach-Bliley Act, which includes limitations on financial institutions’ disclosure of nonpublic personal information about a consumer to nonaffiliated third parties, in certain circumstances requires financial institutions to limit the use and further disclosure of nonpublic personal information by nonaffiliated third parties to whom they disclose such information and requires financial institutions to disclose certain privacy policies and practices with respect to information sharing with affiliated and nonaffiliated entities as well as to safeguard personal customer information, and other federal and state or foreign privacy and data security laws and regulations, including the California Consumer Privacy Act (“CCPA”) and similar state laws of broad applicability;
●	the Telephone Consumer Protection Act, which imposes various consumer consent requirements and other restrictions in connection with telemarketing activity and other communication with consumers by phone, fax or text message, and which provides guidelines designed to safeguard consumer privacy in connection with such communications;
●	the Federal Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the Telemarketing Sales Rule and analogous state laws, which impose various restrictions on marketing conducted using email, telephone, fax or text message;
●	the Bankruptcy Code, which limits the extent to which creditors may seek to enforce debts against parties who have filed for bankruptcy protection;
●	the Servicemembers Civil Relief Act, which allows military members to suspend or postpone certain civil obligations so that the military member can devote his or her full attention to military duties;
●	the Military Lending Act, which limits the amount of interest and fees that may be charged on loans made to members of the military and provides for other consumer protections;
●	the Electronic Fund Transfer Act and Regulation E promulgated thereunder, which provide disclosure requirements, guidelines, and restrictions on the electronic transfer of funds from consumers’ bank accounts;
●	the Electronic Signatures in Global and National Commerce Act and similar state laws, particularly the Uniform Electronic Transactions Act, which authorize the creation of legally binding and enforceable agreements utilizing electronic records and signatures; and
●	the regulations promulgated by the Office of Foreign Assets Control under the U.S. Treasury Department related to the administration and enforcement of sanctions against non-U.S. jurisdictions and persons that threaten U.S. foreign policy and national security goals, primarily to prevent targeted jurisdictions and persons from accessing the U.S. financial system;

●	the Bank Secrecy Act, which relates to compliance with anti-money laundering, customer due diligence and record-keeping policies and procedures; and
●	other federal, state and local laws and regulations.

These rules require extensive disclosure to, and consents from, borrowers and prospective borrowers, prohibit various lending practices such as discrimination and may impose multiple qualification and licensing obligations on platform activities.

●	Consumer Financial Protection Bureau. The Consumer Financial Protection Bureau (“CFPB”) has broad authority over the U.S. consumer-focused businesses in which certain platforms engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, to supervise and conduct regulatory examinations of banks with more than $10 billion in assets and certain non-banks, and to enforce federal consumer financial protection laws against market participants, including the platforms. The CFPB is authorized to prevent “unfair, deceptive or abusive acts or practices” through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loans that platforms facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

Actions by the CFPB could result in requirements to alter or cease offering affected loan products and services, making them less attractive and restricting the platforms’ ability to offer them. Actions by the CFPB or other regulators against the platforms, their originating banks or their competitors that discourage the use of the alternative lending model or suggest to consumers the desirability of other loan products or services could result in reputational harm and a loss of borrowers or investors. The platforms’ compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance or interpret existing regulations in a manner different or stricter than previous interpretations. In addition to the CFPB, the Federal Trade Commission can investigate and enforce consumer protection statutes pursuant to its authority under Section 5 of the Federal Trade Commission Act. Similarly, state attorneys general have broad powers to investigate and enforce consumer protection statutes, which they have used, and are likely to continue to use, with respect to the activities of certain platforms. Also, the platforms may be subject to regulatory examination by state authorities, particularly in states where the platforms are licensed. Moreover, platforms that collaborate with a bank to offer loans are subject to the supervisory authority of the bank’s regulator(s).

●	Differing State Requirements & Business Models. Different platforms adhere to different business models subject to different regulatory requirements. For example, one platform may operate from a particular state to make loans to small- and mid-sized businesses across the United States. The platform must comply with that state’s licensing requirements and possible usury limitations, relying on contractual choice of law provisions when lending to borrowers that reside in other states. However, other states could seek to regulate the platform on the basis that loans were made to borrowers located in such other states. Alternatively, plaintiffs or an enforcement agency could assert that the platform’s choice of law was not valid and that the law of the borrower’s state of residency applies to the transaction, particularly if enforcement of the parties’ choice of law is found to be contrary to a fundamental public policy of the borrower’s home state. In either case, loans made in those other states could be subject to the maximum interest rate limits (usury laws), if any, of such jurisdiction, which in turn could limit revenues for the Fund or adversely affect the value of the Fund’s investments. Moreover, it could further subject the platform to such states’ licensing requirements and, potentially, to penalties for having previously conducted business in such states without a license, which could adversely impact the platform or, in some cases, the enforceability of some or all of the terms of loans originated by or through the platform without a license.

●	Risk of “True Lender” Status. Another platform may follow a different model in which some or all loans sourced by the platform are made by a bank. The platform may provide certain services to assist the bank in making the loan, but the loans will be made subject to the bank’s underwriting guidelines, funding for the loans will come from the bank’s own resources and the bank will be the named payee on the loans. As a result, the bank is generally considered to be the “true lender” of the loans originated through the platform. However, if challenged in litigation by a borrower, government enforcement agency or other litigant, a court may instead decide that the platform is the true lender of the loans. Plaintiffs and certain regulators have challenged various bank affiliation and similar arrangements involving a variety of non-bank partners, often in market segments in which the Fund does not intend to invest, such as payday lending and refund anticipation lending, and recently challenges have been initiated against marketplace lending platforms on similar theories. In 2017, the Colorado attorney general initiated litigation against two platforms asserting that the platforms and not their partner banks were the true lenders such that some of the terms of some of the loans made through the platforms were in violation of Colorado law. These cases were settled in 2020. Given the fact specific nature of these kinds of cases, courts have recently applied differing interpretations when determining which party is the true lender, with factual distinctions potentially explaining the diverging outcomes of these cases. The resulting uncertainty may increase the possibility of claims brought against the platforms by borrowers seeking to void their loans or to subject the platforms to increased regulatory scrutiny and enforcement actions.

To the extent that the platform or a purchaser of loans is deemed to be the true lender in any jurisdiction instead of the originating bank (whether determined by a regulatory agency at the state or federal level or by a court), loans made to borrowers in that jurisdiction would be subject to the maximum interest rate limits (usury laws) of such jurisdiction and existing loans may be unenforceable and the platform or purchaser of loans could be subject to additional regulatory requirements in addition to any penalties and fines, which could adversely affect the Fund and the value of its investments. Moreover, it may be determined that this business model is not sustainable in its current form, which could ultimately cause such platforms to alter or terminate their businesses. In such circumstances, there could be a material adverse effect on the Fund’s ability to pursue its investment strategy as well as enforce remedies it may have against the platforms from which it obtained loans. As discussed above, alternative lending platforms also may be subject to risk of litigation alleging violations of federal and state laws and regulations and consumer law torts, including fraud. Recent case law has cast doubt on the viability of the model in which many platforms operate and, in particular, their ability to charge the same rate as an originating bank after a loan has been sold to the platform by the originating bank and, in turn, sold to subsequent investors, such as the Fund.

●	Regulatory Interference with Ability to Enforce Alternative Lending Platform Loans. In addition, numerous other statutory provisions, including federal bankruptcy laws and related state laws, may interfere with or affect the ability of an investor to enforce a loan facilitated through an alternative lending platform. If a platform or related entity were to go into bankruptcy or become the subject of an insolvency proceeding, the platform or related entity may stop performing its services with respect to the loans. Any replacement servicer retained for such services may assess higher fees and/or demand additional, less favorable terms with respect to its obligations. The servicer may also have the power, in connection with a bankruptcy or insolvency proceeding and with the approval of the court or the bankruptcy trustee or similar official, to assign its rights and obligations as servicer to a third party without the consent, and even over the objection, of any affected parties. If the servicer is a debtor in bankruptcy or the subject of an insolvency or similar proceeding, this may limit the ability of affected parties to enforce the obligations of the servicer, to collect any amount owing by the servicer or to terminate and replace the servicer. In addition, the sale of whole loans to the Fund may be found by a bankruptcy court not to have been a true sale, but recharacterized as a secured loan from the Fund to the platform. If such a recharacterization occurs, most platform loan purchase agreements provide that the platform grants a security interest to the Fund in the loans subject to the purchase agreement, but the Fund would incur the resulting uncertainty, costs and delays from having its loans deemed part of the bankruptcy estate of the platform, rather than assets owned outright by the Fund. A bankruptcy court may also reduce the monthly payments due under the related contract or loan and/or change the rate of interest and time of repayment of the indebtedness. Borrowers may delay or suspend making payments on loans because of the uncertainties occasioned by the bankruptcy or similar proceeding to which a platform or its related entities are subject, even if the borrowers have no legal right to do so. It is possible that a period of adverse economic conditions resulting in high defaults and delinquencies on alternative lending-related securities will increase the potential bankruptcy risk to platforms and its related entities.

●	Impact of Enforcement or Litigation on a Platform’s Operations

At any time, there may be litigation pending as well as supervisory or enforcement actions taken against banks that issue or originate loans for the platforms. Any such litigation or supervisory or enforcement actions may significantly and adversely impact such banks’ ability to make loans or subject them or the platforms they partner with to fines and penalties, which could consequently have a material adverse effect on the Fund. The platforms could also be forced to comply with the lending laws of all U.S. states, which may not be feasible and could result in platforms ceasing to operate. Any increase in cost or regulatory burden on a platform could have a material adverse effect on the Fund. Specifically, adverse supervisory or enforcement actions by regulatory agencies or rulings by courts in pending and potential future litigation could undermine the basis of platforms’ business models and could result ultimately in a platform or its lender members (investors) being characterized as a lender, which, as a consequence, would mean that additional U.S. consumer protection laws would be applicable to the loans sourced on such platforms, potentially rendering such loans voidable or unenforceable. In addition, a platform or its lender members could be subject to claims by borrowers, as well as enforcement actions by regulators. Even if a platform were not required to cease conducting business with residents of certain states or to change its business practices to comply with applicable laws and regulations, the platform or its lender members could be required to register or obtain and maintain licenses or regulatory approvals in all 50 U.S. states at substantial cost. If a platform were subject to fines, penalties or other regulatory action or ceased to operate, this could have a material adverse effect on the Fund’s ability to pursue its investment strategy.

In addition to laws governing the activities of lenders and servicers, a limited number of states require purchasers of certain loans, primarily consumer loans, to be licensed or registered in order to own the loans or, in certain states, to collect a rate of interest above a specified rate. The Fund intends to obtain licenses if and where required in order to pursue its investment strategy. To the extent the Fund obtains such licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities that may have an adverse effect on its results or operations. If the Fund were delayed in obtaining, or were unable to obtain, required licenses in certain states, this could limit its ability to invest in loans to borrowers in those states. If the Fund were to be deemed to have acquired loans without first obtaining a required license, the Fund could be subject to penalties, prohibited or restricted in its ability to enforce loans or collect interest, or subject to other damages, which could have a material adverse effect on the Fund, its investment strategy, and/or results.

●	Limited Information; No Anti-Fraud Protection. Because loans are not ordinarily registered with the Commission or any state securities commission or listed on any securities exchange, there is usually less publicly available information about such instruments. In addition, loans in which the Fund invests may not be considered “securities” for purposes of the anti-fraud protections of the federal securities laws. In the event certain loans in which the Fund invests are not considered securities, as a purchaser of these instruments, the Fund may not be entitled to the anti-fraud protections of the federal securities laws. The Fund is aware that the Commission and its Staff has in the past taken the view that the purchase of whole loans through alternative lending platforms involves the purchase of “securities” under the Securities Act of 1933, as amended, issued by the originating platforms, and that the purchase of whole loans by the Fund involves the purchase of securities.

Restricted and Illiquid Instruments Risk

Investments in restricted instruments, including alternative lending-related instruments and securities that have not been registered under the Securities Act and are subject to restrictions on resale, could have the effect of increasing the amount of the Fund’s assets invested in illiquid investments if eligible investors are unwilling to purchase these instruments. Restricted instruments may be difficult to dispose of at the price at which the Fund has valued the instruments and at the times when the Fund believes it is desirable to do so. The market price of illiquid and restricted instruments generally is more volatile than that of more liquid instruments, which may adversely affect the price that the Fund recovers upon the sale of such instruments. Illiquid and restricted instruments are also more difficult to value, especially in challenging markets. Investment of the Fund’s assets in illiquid and restricted instruments may restrict the Fund’s ability to take advantage of market opportunities. The risks associated with illiquid and restricted instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with Share repurchases) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid or restricted instruments. To dispose of an unregistered instrument, the Fund, where it has contractual rights to do so, may have to cause such instrument to be registered. A considerable period may elapse between the time the decision is made to sell the instrument and the time the instrument is registered, therefore enabling the Fund to sell it. Contractual restrictions on the resale of instruments vary in length and scope and are generally the result of a negotiation between the issuer and acquirer of the instruments. In either case, the Fund would bear market risks during that period.

Risks Associated with Recent Events in the Alternative Credit Industry

The alternative credit industry is heavily dependent on investors for liquidity and at times during the recent past, there has been some decreasing interest from institutional investors in purchasing alternative credit (due both to yield and performance considerations as well as reactions to platform and industry events described below), causing some platforms to increase rates. In addition, there is concern that a weakening credit cycle could stress servicing of alternative credit and result in significant losses.

There has been increased regulatory scrutiny of the alternative lending industry, including the U.S. Department of the Treasury white paper and report, the Office of the Comptroller of the Currency white paper and state investigations into alternative credit platforms in California and New York. In addition, an increasing number of lawsuits have been filed alleging that the platforms are the true lender and not the funding banks. It is possible that litigation or regulatory actions may challenge funding banks’ status as a loan’s true lender, and if successful, platform operators or loan purchasers may become subject to state licensing and other consumer protection laws and requirements. If the platform operators or subsequent assignees of the loans were found to be the true lender of the loans, the loans could be void or voidable or subject to rescission or reduction of principal or interest paid or to be paid in whole or in part or subject to damages or penalties. See “-Regulatory and Other Risks Associated with Platforms and Alternative Lending” above.

Securitization Risk

The Fund (or its subsidiaries) seeks to sell certain whole loans, and may sell other alternative lending-related investments, to special purpose entities, sometimes referred to as securitization vehicles, formed by third parties for the purpose of acquiring alternative lending-related investments and issuing securities. The Fund may increase the volume and frequency of its sales as an active and reliable secondary market continues to develop over time, and a material portion of its performance may be dependent on such sales. If the development of this market were to slow, stop or reverse, it may adversely impact the Fund. In connection with the sale or contribution by the Fund or any subsidiaries of certain of their alternative lending-related investments to any such special purpose entity, the Fund or its subsidiaries may be required to make certain representations about the alternative lending-related investments sold or contributed to such special purpose entity. The Fund or its subsidiaries also may be required to indemnify such special purpose entity, or to repurchase the alternative lending-related investments to which such representations relate, to the extent that any such representation is found to have been inaccurate on the date that it was made. In making such representations, the Fund or applicable subsidiary may rely upon certain representations and warranties made to the Fund by the platform from which the Fund or such subsidiary originally acquired the relevant alternative lending-related investment. If the Fund or the applicable subsidiary relies on any such representations made by a platform, the Fund or such subsidiary is expected to have a right of indemnification from, or a right to sell the relevant alternative lending- related investment back to, such platform if such representations by such platform are found to have been inaccurate on the date on which they were made. In the event that the Fund or the applicable subsidiary is required to indemnify, or to repurchase alternative lending-related investments from, a special purpose entity as a result of a representation made by the Fund to such special purpose entity, it is expected that the Fund or such subsidiary will seek to recoup its losses by exercising its rights to a similar remedy against the platform from which it purchased such alternative lending-related investments. However, it is possible that the Fund or such subsidiary will not be able to obtain representations from the relevant platform that back up all representations required to be made by the Fund in connection with a securitization, and the Fund may be unable to recoup some or all of such losses through such arrangements.

Servicer Risk

The Fund expects that all of its direct and indirect investments in loans originated by alternative lending platforms will be serviced by a platform or a third-party servicer. However, the Fund’s investments could be adversely impacted if a platform that services the Fund’s investments becomes unable or unwilling to fulfill its obligations to do so. In the event that the servicer is unable to service the loans, there can be no guarantee that a backup servicer will be able to assume responsibility for servicing the loans in a timely or cost-effective manner; any resulting disruption or delay could jeopardize payments due to the Fund in respect of its investments or increase the costs associated with the Fund’s investments. If the servicer becomes subject to a bankruptcy or similar proceeding, there is some risk that the Fund’s investments could be recharacterized as secured loans from the Fund to the platform, which could result in uncertainty, costs and delays from having the Fund’s investment deemed part of the bankruptcy estate of the platform, rather than an asset owned outright by the Fund. To the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund. See “Regulatory and Other Risks Associated with Platforms and Alternative Lending.” Servicers may be subject to other risks described herein, including “Platform Risk.”

Small and Mid-Capitalization Investing Risk

The Fund may gain exposure to the securities of small capitalization companies, mid-capitalization companies and recently organized companies. For example, the Fund may invest in securities of alternative lending platforms or may gain exposure to other small capitalization, mid-capitalization and recently organized companies through investments in the borrowings of such companies facilitated through an alternative credit platform. Historically, such investments, and particularly investments in smaller capitalization companies, have been more volatile in price than those of larger capitalized, more established companies. Many of the risks that apply to small capitalization companies apply equally to mid-capitalization companies, and such companies are included in the term “small capitalization companies” for the purposes of this risk factor. The securities of small capitalization and recently organized companies pose greater investment risks because such companies may have limited product lines, distribution channels and financial and managerial resources. In particular, small capitalization companies may be operating at a loss or have significant variations in operating results; may be engaged in a rapidly changing business with products subject to substantial risk of obsolescence; may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position; and may have substantial borrowings or may otherwise have a weak financial condition. In addition, these companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities and a larger number of qualified managerial and technical personnel. The equity securities of alternative lending platforms or other issuers that are small capitalization companies are often traded over-the-counter or on regional exchanges and may not be traded in the volumes typical on a national securities exchange. Investments in instruments issued by, or loans of, small capitalization companies may also be more difficult to value than other types of investments because of the foregoing considerations as well as, if applicable, lower trading volumes. Investments in companies with limited or no operating histories are more speculative and entail greater risk than do investments in companies with an established operating record.

Unsecured Loans Risk

The Solar Loans to which the Fund will have exposure generally are secured by a perfected security interest in certain components of the Solar Energy Systems purchased as opposed to being secured with collateral such as the real property on which the solar equipment is being installed. This means that they may not be secured by any collateral, not insured by any third party, not backed by any governmental authority in any way and, except in the case of certain loans to businesses, not guaranteed by any third party. When a borrower defaults on an unsecured loan, the holder’s only recourse is generally to accelerate the loan and enter into litigation to recover the outstanding principal and interest. There is no assurance that such litigation would result in full repayment of the loan and the costs of such measures may frequently exceed the outstanding unpaid amount of the borrowing. The Fund generally will need to rely on the efforts of the platforms, servicers or their designated collection agencies to collect on defaulted loans and there is no guarantee that such parties will be successful in their efforts to collect on loans. The Fund typically does not know the identity of borrowers and contracts with the platforms or third-party loan servicers to service the loans and, therefore, does not expect to (and in many cases will have no way to) pursue borrowers that fail to repay principal or interest. In addition, the Fund’s investments in shares, certificates, notes or other securities representing an interest in a special purpose entity organized by an alternative lending platform and the right to receive principal and interest payments due on whole loans or fractions of whole loans owned by such entity may be unsecured obligations of the issuer. As a result, the Fund generally may not look to the underlying loans to satisfy delinquent payments on such interests, even though payments on such interests depend entirely on payments by underlying borrowers on their loans.

Valuation Risk

Many of the Fund’s investments may be difficult to value. Where market quotations are not readily available or deemed unreliable, the Fund will value such investments in accordance with fair value procedures adopted by the Board. Valuation of illiquid investments may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available. An instrument that is fair valued may be valued at a price higher or lower than the value determined by other funds using their own fair valuation procedures. Prices obtained by the Fund upon the sale of such investments may not equal the value at which the Fund carried the investment on its books, which would adversely affect the NAV of the Fund. If assets are mispriced, shareholders could lose money upon sale in connection with a periodic repurchase offer or could pay too much for Shares purchased.

Volatility Risk

The market value of the alternative lending-related securities to which the Fund has exposure may increase or decrease, sometimes rapidly and unpredictably, based upon changes in an issuer’s financial condition and/or overall market and economic conditions. Because many of the Fund’s investments may be illiquid and/or below investment grade (or unrated, but of a similar quality; debt securities that are below investment grade are commonly called “junk bonds”), the Fund may be subject to increased volatility risk. In addition, the Fund’s use of leverage increases the volatility of the Fund’s value.

Structural and Market-Related Risks

The risks listed below are in alphabetical order and generally relate the structure of the Fund, as opposed to any specific investments of the Fund (which are listed under “-Investment Strategy Risks”) and the risks associated with general market and economic conditions.

Borrowing and Leverage Risk

The Fund and any subsidiary may in the future obtain financing to make investments and/or to fund Share repurchases. The Fund also may obtain leverage through derivative instruments or asset-backed securities that afford the Fund economic leverage. Leverage magnifies the Fund’s exposure to declines in the value of one or more underlying reference assets or creates investment risk with respect to a larger pool of assets than the Fund would otherwise have and may be considered a speculative technique. For example, if the Fund obtains structural leverage through its subsidiaries that finance their investments in alternative lending-related securities, a decrease in the value of those securities will negatively impact the Fund’s net asset value to a greater extent than if the Fund had not used leverage. The value of an investment in the Fund will be more volatile and other risks tend to be compounded if and to the extent that the Fund borrows or uses derivatives or other investments that have embedded leverage. In addition, the Fund’s interests in subsidiaries that have entered into borrowing arrangements typically will rank after such borrowings and if the subsidiaries’ assets decline in value, the return on the Fund’s equity interest may be adversely affected.

The Fund’s borrowings are typically secured by investments held by subsidiaries of the Fund. The subsidiaries of the Fund that pledge investments to secure the Fund’s borrowings are typically separate bankruptcy-remote entities formed for the purpose of holding specific securities and pledging those securities to secure the Fund’s borrowing. The assets of any such subsidiary are not available to other creditors, or to any other subsidiary or the Fund, except to the extent of permitted distributions made to the Fund. The Fund’s borrowings may impose financial and operating covenants that restrict the Fund’s business activities, including limitations that could hinder the Fund’s ability to make additional investments and/or to fund Share repurchases.

Market conditions may unfavorably impact the Fund’s or its subsidiaries’ ability to secure borrowings on favorable or commercially feasible terms. Borrowing will also cost the Fund interest expense and other fees. Unless the rate of return, net of applicable Fund expenses, on the Fund’s investments exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s net assets attributable to leverage will generate less income than will be needed to pay the costs of the leverage and the facility fees that the Fund or its subsidiaries pay, resulting in a loss to the Fund even if the rate of return on those assets is positive. The costs of borrowing will reduce the Fund’s return. To the extent the Fund or a subsidiary is able to secure financing, fluctuations in interest rates could increase the costs associated with the Fund’s or subsidiary’s use of certain forms of leverage, and such costs could reduce the Fund’s return.

The 1940 Act requires a closed-end fund to maintain asset coverage of not less than 300% of the value of the outstanding amount of senior securities representing indebtedness (as defined in the 1940 Act) at the time that it issues senior securities and generally requires a closed-end fund to make provision to prohibit the declaration of any dividend (except a dividend payable in stock of the fund) or distribution on the fund’s stock or the repurchase of any of the fund’s stock, unless, at the time of the declaration or repurchase, there is asset coverage of at least 300%, after deducting the amount of the dividend, distribution or purchase price, as the case may be. To satisfy 1940 Act requirements in connection with leverage or to meet obligations, the Fund may be required to dispose of portfolio securities when such disposition might not otherwise be desirable. Engaging in such transactions may cause the Fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Because, as discussed in more detail under “Illiquidity Risk”, the Fund’s portfolio will be substantially illiquid, any such disposition or liquidation could result in losses to the Fund. There can be no assurances that the Fund’s use of leverage will be successful.

Controlling Shareholder Risk

The Shares may be held by a Shareholder or a group of Shareholders that may own a significant percentage of the Fund for an indefinite period of time. As long as a Shareholder holds a substantial amount of the Fund’s Shares, it may be able to exercise a controlling influence in matters submitted to a vote of Shareholders, including, but not limited to, the election of the Fund’s Trustees, approval or renewal of advisory or sub-advisory contracts, and any vote relating to a reorganization or merger of the Fund.

Market Risk

Financial markets are subject to periods of volatility, depressed valuations, decreased liquidity, and heightened uncertainty such as what was experienced in 2020. These conditions are an inevitable part of investing in capital markets and may continue, recur, worsen or spread. Overall market risk may affect the value of individual instruments in which the Fund invests. The Fund is subject to the risk that the securities markets will move down, sometimes rapidly and unpredictably, based on overall economic conditions and other factors, which may negatively affect the Fund’s performance. Factors such as domestic and foreign (non-U.S.) economic growth and market conditions, real or perceived adverse economic or political conditions, inflation, changes in interest rate levels, lack of liquidity in the bond or other markets, volatility in the equities market or other securities markets or adverse investor sentiment and political events affect the securities markets. Securities markets also may experience long periods of decline in value. When the value of the Fund’s investments goes down, your investment in the Fund decreases in value and you could lose money.

Equity securities generally have greater price volatility than fixed income securities, although under certain market conditions fixed income securities may have comparable or greater price volatility. During a general downturn in the securities markets, multiple asset classes may decline in value simultaneously. Adverse market conditions may be prolonged and may not have the same impact on all types of securities. Different sectors of the market and different security types may react differently to such developments. Changes in value may be temporary or may last for extended periods. The Fund may experience a substantial or complete loss on any individual security. Even when securities markets perform well, there is no assurance that the investments held by the Fund will increase in value along with the broader market. Market factors, such as the demand for particular portfolio securities, may cause the price of certain portfolio securities to fall while the prices of other securities rise or remain unchanged.

Local, state, regional, national or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and could result in decreases to the Fund’s net asset value. Political, geopolitical, natural and other events, including war, terrorism, trade disputes, government shutdowns, market closures, natural and environmental disasters, epidemics, pandemics and other public health crises and related events and governments’ reactions to such events have led, and in the future may lead, to economic uncertainty, decreased economic activity, increased market volatility and other disruptive effects on U.S. and global economies and markets. Such events may have significant adverse direct or indirect effects on the Fund and its investments. For example, a widespread health crisis such as a global pandemic could cause substantial market volatility, exchange trading suspensions and closures, impact the ability to complete redemptions, and affect Fund performance. A health crisis may exacerbate other pre-existing political, social and economic risks. In addition, the increasing interconnectedness of markets around the world may result in many markets being affected by events or conditions in a single country or region or events affecting a single or small number of issuers.

Newer Fund and Newer Adviser Risk. The Fund launched in 2022 and has a limited operating history. Investors bear the risk that the Fund may not grow to or maintain economically viable size, not be successful in implementing its investment strategy, and may not employ a successful investment strategy, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for certain shareholders. Such a liquidation could have negative tax consequences for shareholders.

In addition, the Adviser was formed to manage the Fund and has limited operating history.

Potential Conflicts of Interest

The Adviser and the portfolio managers of the Fund have interests which may conflict with the interests of the Fund. In particular, the Adviser manages and/or advises, or may in the future manage and/or advise, other investment funds or accounts with the same or similar investment objective and strategies as the Fund. As a result, the Adviser and the Fund’s portfolio manager may devote unequal time and attention to the management of the Fund and those other funds and accounts, and may not be able to formulate as complete a strategy or identify equally attractive investment opportunities as might be the case if they were to devote substantially more attention to the management of the Fund. The Adviser and the Fund’s portfolio manager may identify a limited investment opportunity that may be suitable for multiple funds and accounts, and the opportunity may be allocated among these several funds and accounts, which may limit the Fund’s ability to take full advantage of the investment opportunity. Additionally, transaction orders may be aggregated for multiple accounts for purposes of execution, which may cause the price or brokerage costs to be less favorable to the Fund than if similar transactions were not being executed concurrently for other accounts. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the funds and accounts for which he or she exercises investment responsibility, or may decide that certain of the funds and accounts should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more funds or accounts which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other funds and accounts. For example, a portfolio manager may determine that it would be in the interest of another account to sell a security that the Fund holds, potentially resulting in a decrease in the market value of the security held by the Fund.

The portfolio manager also may engage in cross trades between funds and accounts, may select brokers or dealers to execute securities transactions based in part on brokerage and research services provided to the Adviser which may not benefit all funds and accounts equally and may receive different amounts of financial or other benefits for managing different funds and accounts. Finally, the Adviser and its affiliates may provide more services to some types of funds and accounts than others.

There is no guarantee that the policies and procedures adopted by the Adviser and the Fund will be able to identify or mitigate the conflicts of interest that arise between the Fund and any other investment funds or accounts that the Adviser may manage or advise from time to time. See “Management of the Fund-Investment Adviser” in the SAI.

In addition, while the Fund is using leverage, the amount of the fees paid to the Adviser for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on the Fund’s Managed Assets, which include assets purchased with leverage. Therefore, the Adviser has a financial incentive to leverage the Fund, which creates a conflict of interest between the Adviser on the one hand and the Shareholders of the Fund on the other.

Privacy and Data Security Laws Risk

The Fund generally does not intend to obtain or hold borrowers’ non-public personally identifiable information, and the Fund intends to implement procedures designed to prevent the disclosure of non-public personally identifiable information to the Fund. However, service providers to the Fund, including the Fund’s custodians and the platforms acting as loan servicers for the Fund, may obtain, hold or process such information. While the Fund has adopted policies and procedures regarding the platforms’ and custodian’s protection and use of non-public personally identifiable information, the Fund cannot guarantee the security of that data and cannot guarantee that service providers have been and will continue to comply with GLBA, CCPA, other data security and privacy laws and any other related regulatory requirements. Violations of GLBA, CCPA and other laws could subject the Fund to litigation and/or fines, penalties or other regulatory action, which, individually or in the aggregate, could have an adverse effect on the Fund. In addition, given that proposed laws and regulations related to privacy and data security are pending in numerous U.S. states and other jurisdictions, the Fund may also face regulations related to privacy and data security in the other jurisdictions in which the Fund invests.

Repurchase Policy Risk

Repurchases of Shares will reduce the amount of outstanding Shares and, thus, the Fund’s net assets. To the extent that additional Shares are not sold, a reduction in the Fund’s net assets may increase the Fund’s expense ratio (subject to the Adviser’s reimbursement of expenses) and limit the investment opportunities of the Fund.

If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. In addition, because of the potential for such proration, Shareholders may tender more Shares than they may wish to have repurchased in order to ensure the repurchase of a specific number of their Shares, increasing the likelihood that other Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund. To the extent Shareholders have the ability to sell their Shares to the Fund pursuant to a repurchase offer, the price at which a Shareholder may sell Shares, which will be the NAV per Share most recently determined as of the last day of the offer, may be lower than the price that such Shareholder paid for its Shares.

The Fund may find it necessary to hold a portion of its net assets in cash or other liquid assets, sell a portion of its portfolio investments or borrow money in order to finance any repurchases of its Shares. The Fund may accumulate cash by holding back (i.e., not reinvesting or distributing to Shareholders) payments received in connection with the Fund’s investments, which could potentially limit the ability of the Fund to generate income. The Fund also may be required to sell its more liquid, higher quality portfolio investments to purchase Shares that are tendered, which may increase risks for remaining Shareholders and increase Fund expenses. Although most, if not all, of the Fund’s investments are expected to be illiquid and the secondary market for such investments is likely to be limited, the Fund believes it would be able to find willing purchasers of its investments if such sales were ever necessary to supplement such cash generated by payments received in connection with the Fund’s investments. However, the Fund may be required to sell such investments during times and at prices when it otherwise would not, which may cause the Fund to lose money. The Fund may also borrow money in order to meet its repurchase obligations. There can be no assurance that the Fund will be able to obtain financing for its repurchase offers. If the Fund borrows to finance repurchases, interest on any such borrowings will negatively affect Shareholders who do not tender their Shares in a repurchase offer by increasing the Fund’s expenses (subject to the Adviser’s reimbursement of expenses) and reducing any net investment income. The purchase of Shares by the Fund in a repurchase offer may limit the Fund’s ability to participate in new investment opportunities.

In the event a Shareholder chooses to participate in a repurchase offer, the Shareholder will be required to provide the Fund with notice of intent to participate prior to knowing what the repurchase price will be on the repurchase date. Although the Shareholder may have the ability to withdraw a repurchase request prior to the repurchase date, to the extent the Shareholder seeks to sell Shares to the Fund as part of a repurchase offer, the Shareholder will be required to do so without knowledge of what the repurchase price of the Shares will be on the repurchase date. It is possible that general economic and market conditions could cause a decline in the NAV per Share prior to the repurchase date. See “Periodic Repurchase Offers” below for additional information on, and the risks associated with, the Fund’s repurchase policy.

Return of Capital Risk

The Fund makes distributions to Shareholders on a quarterly basis. If, for any quarterly distribution, net investment income and net realized capital gains were less than the amount of the distribution, the difference would be distributed from the Fund’s assets. The Fund’s distribution rate is not a prediction of what the Fund’s actual total returns will be over any specific future period.

A portion or all of any distribution of the Fund may consist of a return of capital. A return of capital represents the return of a Shareholder’s original investment in the Shares, and should not be confused with a dividend from profits and earnings. Such distributions are generally not treated as taxable income for the investor. Instead, Shareholders will experience a reduction in the basis of their Shares, which may increase the taxable capital gain, or reduce capital loss, realized upon the sale of such Shares. Upon a sale of their Shares, Shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the Shareholder and the Shareholder’s federal income tax basis in the Shares sold, as adjusted to reflect return of capital. It is possible that a return of capital could cause a Shareholder to pay a tax on capital gains with respect to Shares that are sold for an amount less than the price originally paid for them. Shareholders are advised to consult with their own tax advisers with respect to the tax consequences of their investment in the Fund.

The Fund’s distribution policy may result in the Fund making a significant distribution in December of each year in order to maintain the Fund’s status as a regulated investment company. Depending upon the income of the Fund, such a year-end distribution may be taxed as ordinary income to investors.

Limits of Risk Disclosure

The above discussions and the discussions in the SAI relating to various risks associated with the Fund and its Shares are not, and are not intended to be, a complete enumeration or explanation of the risks involved in an investment in the Fund. Prospective investors should read this entire Prospectus, the SAI, and the Declaration of Trust and should consult with their own advisers before deciding whether to invest in the Fund. In addition, as the Fund’s investment program or market conditions change or develop over time, an investment in the Fund may be subject to risk factors not currently contemplated or described in this Prospectus.

In view of the risks noted above, the Fund should be considered a speculative investment and prospective investors should invest in the Fund only if they can sustain a complete loss of their investment. No guarantee or representation is made that the investment program of the Fund will be successful, that the various investments selected by the Adviser will produce positive returns or that the Fund will achieve its investment objective.

MANAGEMENT OF THE FUND

The Board of Trustees

The Board of Trustees (the “Board”) has overall responsibility for the management and supervision of the business operations of the Fund on behalf of the Shareholders. The Board generally oversees the actions of the Adviser and other service providers of the Fund. A majority of Trustees of the Board are and will be persons who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”). To the extent permitted by the 1940 Act and other applicable law, the Board may delegate any of its rights, powers and authority to, among others, the officers of the Fund, any committee of the Board, service providers or the Adviser. See “Board of Trustees and Officers” in the Fund’s SAI for the identities of the Trustees and executive officers of the Fund, brief biographical information regarding each of them, and other information regarding the election and membership of the Board.

The Adviser

Finite Management, LLC (“Finite” or the “Adviser”), serves as the investment adviser of the Fund and will be responsible for determining and implementing the Fund’s overall investment strategy, including direct investments and providing certain administrative services. In addition, Finite performs initial and ongoing due diligence to evaluate the legal and regulatory frameworks and reputational aspects of the platforms from which the Fund purchases Solar Finance Assets. The Adviser has been registered with the SEC since 2021 and is a wholly-owned subsidiary of Finite Corporation, Inc. (“Finite Corp”), a Delaware corporation. The Adviser was formed specifically to provide investment advisory services with respect to investments in sustainable assets.

Portfolio Management Team - Finite

The personnel who currently have primary responsibility for the day-to-day management of the Fund are:

Kevin Conroy is a Portfolio Manager of the Fund where he is responsible for the daily management of the Fund and its investments jointly with David Kretschmer. Kevin serves as Chairman and President of Finite Corporation where he leads the firm’s strategic and long-term initiatives. Prior to joining Finite, Kevin was a product manager at Dividend Finance, one of the nation’s largest residential solar loan originators. Kevin began his career within J.P. Morgan’s Investment Bank focusing on corporate restructurings and the management of the firm’s equity portfolio of interests in post-restructured companies. Kevin holds a bachelor’s degree in Finance and Accounting from Fordham University.

David Kretschmer is a Portfolio Manager of the Fund where he is responsible for the daily management of the Fund and its investments jointly with Kevin Conroy. David serves on the Board of Finite Corporation. David’s career includes 25 years at Anthem, Inc (formerly WellPoint, Inc.) a Fortune 50 provider of health insurance in the United States, where he served as Treasurer and Chief Investment Officer. Throughout his career at Anthem, David was responsible for over $30 billion of investments across multiple portfolios, including $5 billion of 401(k) assets. Prior to Anthem he was on the founding team of Sierra Trust Funds, a family of mutual funds sponsored by Great Western Bank. David holds an MBA from the University of Chicago and a bachelor’s degree in economics from The George Washington University.

The Fund’s SAI provides information about the compensation received by the portfolio managers, other accounts they manage and their ownership of the Fund’s equity securities.

Investment Management Agreement

Under the general oversight of the Board, the Adviser has been engaged to continuously furnish an investment program with respect to the Fund and to furnish such other services necessary to sponsor and manage the Fund that are not specifically delegated to other service providers of the Fund, including overseeing the work that is delegated to other service providers of the Fund. The Adviser compensates all Trustees and officers of the Fund who are members of the Adviser’s organization and who render investment services to the Fund.

The Investment Management Agreement became effective on November 15, 2021, and unless otherwise terminated, will continue in effect for two years from such date, and from year to year thereafter, so long as such continuance is specifically approved at least annually (i) by the Board or by vote of a majority of the outstanding voting securities of the Fund, and (ii) by vote of a majority of the Independent Trustees of the Fund, cast in person at a meeting called for the purpose of voting on such approval. The Investment Management Agreement provides that, where the effect of a requirement of the 1940 Act reflected in any provision of the Investment Management Agreement is relaxed by a rule, regulation, interpretation, or order of the SEC or its staff, such provision shall be deemed to incorporate the effect of such rule, regulation, interpretation, or order. The Investment Management Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act) and is terminable without penalty (i) on sixty (60) days’ written notice to the Adviser either by vote of the Board or by vote of a majority of the outstanding voting securities of the Fund, or (ii) on ninety (90) days’ written notice to the Fund by the Adviser.

Pursuant to the Investment Management Agreement, the Adviser agrees to manage the investment and reinvestment of the Fund’s assets in accordance with the Fund’s investment objective and policies and determine what investments will be purchased, held, sold, or exchanged by the Fund and what portion, if any, of the assets of the Fund will be held uninvested. The Adviser bears its own operating and overhead expenses attributable to its duties under the Investment Management Agreement (such as salaries, bonuses, rent, office and administrative expenses, depreciation and amortization, and auditing expenses). The Fund bears all other costs of its operations, including, without limitation, the expenses set forth in “Fund Expenses” below.

A discussion regarding the considerations of the Fund’s Board for approving the Investment Management Agreement was included in the Fund’s semi-annual report to Shareholders for the period ending March 31, 2022.

MANAGEMENT FEE

The Fund has agreed to pay the Adviser as compensation under the Investment Management Agreement a fee in the amount of 1.25% on an annualized basis of the average daily Managed Assets of the Fund (the “Management Fee”). The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund.

Expense Limitation and Reimbursement Agreement

The Adviser has entered into an expense limitation and reimbursement agreement (the “Expense Limitation Agreement”) with the Fund, whereby the Adviser has agreed to waive its fees or reimburse the operating expenses of the Fund, solely to the extent necessary to limit the Fund’s total annual operating expenses (excluding certain “Excluded Expenses” listed below) to the annual rate of 2.00% of the Fund’s average daily Managed Assets (the “Expense Cap”) for at least two years from the effective date of the Expense Limitation Agreement. Excluded Expenses that are not covered by the Expense Cap are: brokerage fees and commissions; loan servicing fees; borrowing costs (such as (i) interest, including interest incurred on borrowed funds and interest incurred in connection with bank and custody overdrafts; (ii) commitment fees and (iii) dividends on securities sold short); taxes; indirect expenses incurred by underlying funds in which the Fund may invest; the cost of leverage; litigation and indemnification expenses; judgments; fees and expenses associated with the Fund’s independent trustees (including independent trustees legal counsel fees); and extraordinary expenses. If the Adviser reduces its fees or pays any operating expenses of the Fund pursuant to the Expense Cap, the Adviser may, for a period ending three years after the end of the month in which such fees or expenses are waived or incurred, recoup amounts waived or incurred to the extent such recoupment does not cause the Fund’s operating expense ratio (after recoupment and excluding the Excluded Expenses) to exceed the lesser of (i) the Expense Cap in effect at the time the expenses were reimbursed, and (ii) the Expense Cap in effect at the time the recoupment is sought.

The Expense Limitation Agreement is expected to continue in effect for at least two years from its effective date, and will renew automatically for successive periods of one year thereafter, unless written notice of termination is provided by the Adviser to the Fund not less than ten days before the end of the then-current term. The Expense Limitation Agreement may also be terminated by the Fund’s Board on 60 days’ written notice to the Adviser. There is no guarantee that the Adviser will elect to renew the Expense Limitation Agreement after the first year of the Fund’s operations.

There is no guarantee that the Adviser will continue to waive or reimburse expenses under the Expense Limitation after the initial period.

PLAN OF DISTRIBUTION

Foreside Fund Services, LLC, located at Three Canal Plaza, Suite 100, Portland, ME 04101, serves as the Fund’s principal underwriter, within the meaning of the 1940 Act, and acts as the Distributor of the Fund’s Shares, subject to various conditions. The Fund has agreed to indemnify the Distributor against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Distributor may be required to make because of any of those liabilities. Such agreement does not include indemnification of the Distributor against liability resulting from willful misfeasance, bad faith, or gross negligence on the part of the Distributor in the performance of its duties or from reckless disregard by the Distributor of its obligations and duties under the Distribution Agreement. The Fund’s Shares are offered for sale through the Distributor at NAV. The Distributor also may enter into selected dealer agreements with other broker dealers for the sale and distribution of the Fund’s Shares. The Fund’s continuous offering is expected to continue in reliance on Rule 415 under the Securities Act of 1933 indefinitely, or such shorter date as the Board may determine. No arrangement has been made to place funds received in an escrow, trust, or similar account. The Distributor is not required to sell any specific number or dollar amount of the Fund’s Shares, but will use reasonable efforts to sell the Shares. Shares of the Fund will not be listed on any national securities exchange and the Distributor will not act as a market maker in Shares.

The Adviser or its affiliates, in the Adviser’s discretion and from their own resources (which may include the Adviser’s legitimate profits from the management fee it receives from the Fund), may pay additional compensation to brokers or dealers in connection with the sale and distribution of Fund Shares (the “Additional Compensation”). In return for the Additional Compensation, the Fund may receive certain marketing advantages: access to a broker’s or dealer’s registered representatives, placement on a list of investment options offered by a broker or dealer, or the ability to assist in training and educating the broker’s or dealer’s registered representatives. The Additional Compensation may differ among brokers or dealers in amount or in the manner of calculation: payments of Additional Compensation may be fixed dollar amounts, or based on the aggregate value of outstanding Shares held by Shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of Additional Compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments. Please visit the relevant financial intermediary’s website for more information about this potential conflict of interest.

Purchasing Shares

Investors may purchase Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by the Fund’s Administrator. The returned check and stop payment fee is currently $25. Investors may buy and sell Shares of the Fund through financial intermediaries and their agents that have made arrangements with the Fund and are authorized to buy and sell Shares of the Fund (collectively, “Financial Intermediaries”). Orders will be priced at the appropriate price next computed after it is received by a Financial Intermediary. A Financial Intermediary may hold Shares in an omnibus account in the Financial Intermediary’s name or the Financial Intermediary may maintain individual ownership records. The Fund may pay the Financial Intermediary for maintaining individual ownership records as well as providing other Shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their Financial Intermediary to determine if it is subject to these arrangements. Financial Intermediaries are responsible for placing orders correctly and promptly with the Fund and forwarding payment promptly. Orders transmitted with a Financial Intermediary before the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business, will be priced based on the Fund’s NAV next computed after it is received by the Financial Intermediary.

By Mail

To purchase Fund shares by mail, complete and sign the Account Application and mail it, or for subsequent purchases include name, fund name and account number along with a check made payable to “The Finite Solar Finance Fund”:

Regular Mail Finite Solar Finance Fund c/o Gryphon Fund Services, LLC 3900 Park East Drive, #200 Beachwood, OH 44122	Overnight or Express Mail Finite Solar Finance Fund c/o Gryphon Fund Services, LLC 3900 Park East Drive, #200Beachwood, OH 44122

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposit in the mail or with such services, or receipt at Gryphon Fund Services, LLC does not constitute receipt by the Transfer Agent. Receipt is determined at the time the order is received at the Transfer Agent’s offices.

To make additional investments once you have opened your account, write your account number on the check and send it together with the Invest by Mail form from your most recent confirmation statement received from the Transfer Agent. If you do not have the Invest by Mail form, include the Fund name, your name, address, and account number on a separate piece of paper along with your check.

All checks made to the Fund must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. The Fund does not accept postdated checks or any conditional order or payment. To prevent check fraud, the Fund will not accept third party checks, Treasury checks, credit card checks, traveler’s checks, or starter checks for the purchase of shares.

The transfer agent will charge a $25 fee against a shareholder’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

By Wire - Initial Investment

To make an initial investment in the Fund, the transfer agent must receive a completed account application before an investor wires funds. Investors may mail or overnight deliver an account application to the transfer agent. Upon receipt of the completed account application, the transfer agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of The Finite Solar Finance Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Transfer Agent at 844-4-Finite (844-434-6483) for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE. Your bank may charge you a fee for wiring same-day funds. The bank should transmit funds by wire to:

U.S. Bank, N.A.

777 East Wisconsin Avenue

Milwaukee, WI 53202

ABA #075000022

Credit: Gryphon Fund Group, LLC

Account # 182383683030

Further Credit: Finite Solar Finance Fund

(name of Fund to be purchased)

(shareholder registration)

(shareholder account number)

Wired funds must be received prior to 4:00 p.m. Eastern time to be eligible for same day pricing. The Fund, its agents, and U.S. Bank, N.A. are not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

By Wire - Subsequent Investments

Before sending a wire, investors must contact Transfer Agent at 844-4-Finite (844-434-6483) to advise them of the intent to wire funds. This will ensure prompt and accurate credit upon receipt of the wire.

By Telephone

Investors may purchase additional shares of the Fund by calling the Transfer Agent at 844-4-Finite (844-434-6483). If you did not decline this option on your account application, and your account has been open for at least 7 business days, telephone orders will be accepted via electronic funds transfer from your bank account through the Automated Clearing House (ACH) network. You must have banking information established on your account prior to making a purchase. If your order is received prior to 4 p.m. Eastern time, your shares will be purchased at the net asset value calculated on the day your order is placed.

Telephone trades must be received by or prior to market close. During periods of high market activity, shareholders may encounter higher than usual call waits. Please allow sufficient time to place your telephone transaction.

Before executing an instruction received by telephone, the Transfer Agent will use reasonable procedures to confirm that the telephone instructions are genuine. The telephone call may be recorded, and the caller may be asked to verify certain personal identification information. If the Fund or its agents follow these procedures, they cannot be held liable for any loss, expense or cost arising out of any telephone redemption request that is reasonably believed to be genuine. This includes fraudulent or unauthorized requests. If an account has more than one owner or authorized person, the Fund will accept telephone instructions from any one owner or authorized person.

Purchase Terms

The minimum initial investment by a Shareholder for Shares is $500. Also, the Fund or the Adviser may waive the minimum investment at either’s discretion. The Fund’s Shares are offered for sale through its Distributor at NAV. The price of the Shares during the Fund’s continuous offering will fluctuate over time with the net asset value of the Shares.

Signature Guarantees

Signature guarantees will generally be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program and the Securities Transfer Agents Medallion Program (“STAMP”). A notary public is not an acceptable signature guarantor.

A signature guarantee, from either a Medallion program member or a non-Medallion program member, is required in the following situations:

●	If ownership is being changed on your account;
●	When redemption proceeds are payable or sent to any person, address, or bank account not on record;
●	When a redemption request is received by the transfer agent and the account address has changed within the last 15 calendar days.

The Fund may waive any of the above requirements in certain instances. In addition to the situations described above, the Fund(s) and/or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Non-financial transactions, including establishing or modifying certain services on an account, may require a signature guarantee, signature verification from a Signature Validation Program member, or other acceptable form of authentication from a financial institution source.

Lost Shareholders, Inactive Accounts and Unclaimed Property

It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then it will determine whether the investor’s account can legally be considered abandoned. Mutual fund accounts may be transferred to the state government of an investor’s state of residence if no activity occurs within the account during the “inactivity period” specified in the applicable state’s abandoned property laws, which varies by state. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction. Please proactively contact the Transfer Agent toll-free at 844-4-Finite (844-434-6483) at least annually to ensure your account remains in active status.

SERVICES

Gryphon Fund Group,, LLC (the “Administrator,” the “Transfer Agent” or “Gryphon”), 3900 Park East Drive, #200, Beachwood, Ohio 44122, provides certain administrative, accounting and transfer agency services to the Fund pursuant to the Fund Administration Servicing Agreement, the Fund Accounting Servicing Agreement and the Transfer Agent Servicing Agreement, each of which is between the Fund and Gryphon(each a “Service Agreement” and, collectively, the “Service Agreements”). For its services under each Service Agreement, the Fund pays Gryphon a fee and separate fixed fees for certain services. The Fund also reimburses Gryphon for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund and the administrative fees are based on the average net assets for the prior month and subject to monthly minimums.

The Administrator administers the Fund’s operations in such manner and to such extent as may be authorized by the Board. Administration services include, but are not limited to: (1) overseeing the performance of administrative and professional services rendered to the Fund by others, including its custodian, transfer agent and dividend disbursing agent as well as legal, auditing, Shareholder servicing and other services performed for the Fund; (2) preparing for filing and filing certain regulatory filings subject to Fund counsel and/or independent auditor oversight; (3) overseeing the preparation and filing of the Fund’s tax returns, financial statements and related reports to the Fund’s Shareholders, the SEC and state and other securities administrators; (4) providing the Fund with adequate general office space and facilities and persons suitable to the Board to serve as officers of the Fund; (5) assisting the Adviser in monitoring Fund holdings for compliance with prospectus investment restrictions and in the preparation of periodic compliance reports; and (6) with the cooperation of the Adviser, the officers of the Fund and other relevant parties, preparing and disseminating materials for meetings of the Board.

Each Service Agreement continues in effect, unless earlier terminated by the Fund or Gryphon, for a period of three years. Thereafter, unless otherwise terminated, each Service Agreement shall be renewed automatically for successive one-year periods. Either party may terminate a Service Agreement with or without cause, but only upon the expiration of the initial term or any renewal term, by giving the other party 90 days’ prior written notice. Either party may terminate a Service Agreement with good cause (as defined under the applicable Service Agreement) on at least thirty days’ written notice to the other party.

Under each Service Agreement, Gryphon is liable for any damages resulting from the willful misfeasance, bad faith, or gross negligence of Gryphon as a result of the performance or non-performance by Gryphon of its obligations and duties under the agreement. In addition, Gryphon will not be liable for any special, indirect, incidental, punitive, consequential, or exemplary damages or lost profits, of any kind whatsoever under any provision of any Service Agreement or for any such damages arising out of any act or failure to act thereunder.

CUSTODIAN

U.S Bank, N.A. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 North Rivercenter Drive, Milwaukee, Wisconsin 53212. For its services, the Custodian will receive a monthly fee based upon, among other things, the average value of the total loans of the Fund.

DIVIDENDS AND DISTRIBUTIONS

Pursuant to the Fund’s Dividend Reinvestment Plan, a Shareholder’s dividends and capital gain distributions will be automatically reinvested if the Shareholder does not instruct the Plan Agent (defined below) otherwise. See “Dividend Reinvestment Plan.” A Shareholder who elects not to reinvest will receive both dividends and capital gain distributions in cash. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

Any distributions reinvested will nevertheless remain subject to U.S. federal (and applicable state and local) taxation to Shareholders. The Fund may finance its cash distributions to Shareholders from any sources of funds available to the Fund, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to the Fund on account of its preferred and common equity investments and expense reimbursements from the Adviser. The Fund has not established limits on the amount of funds the Fund may use from available sources to make distributions.

Each year a statement on IRS Form 1099-DIV (or successor form) identifying the character (e.g., as ordinary income, qualified dividend income or long-term capital gain) of the distributions will be mailed to Shareholders. The Fund’s distributions may exceed the Fund’s earnings, especially during the period before the Fund has substantially invested the proceeds from this offering. As a result, a portion of the distributions the Fund makes may represent a return of capital for U.S. federal tax purposes. A return of capital generally is a return of a Shareholder’s investment rather than a return of earnings or gains derived from the Fund’s investment activities and will be made after deduction of the fees and expenses payable in connection with the offering, including any fees payable to the Adviser. See “Certain Tax Considerations.” There can be no assurance that the Fund will be able to pay distributions at a specific rate or at all.

The Fund has elected to be treated, beginning with the taxable year beginning in 2021, and intends to qualify annually, as a RIC under Internal Revenue Code of 1986, as amended (the “Code”). To qualify for and maintain RIC tax treatment, the Fund must, among other things, distribute at least 90% of its net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. A RIC may satisfy the 90% distribution requirement by distributing dividends (other than capital gain dividends) during the taxable year (including dividends declared in October, November or December of a taxable year that, if paid in the following January, are treated as paid by a RIC and received by its Shareholders in the prior taxable year). In addition, a RIC may, in certain cases, satisfy the 90% distribution requirement by distributing dividends relating to a taxable year after the close of such taxable year under the “spillover dividend” provisions of the Code. If a RIC makes a spillover dividend the amounts will be included in IRS Form 1099-DIV for the year the spillover distribution is paid.

The Fund can offer no assurance that it will achieve results that will permit the Fund to pay any cash distributions. See “Certain Tax Considerations.”

Distribution Policy. The Fund intends to declare dividends daily and pay them quarterly The distributions will be paid from net investment income (including excess gains taxable as ordinary income), if any, and net capital gains.  As portfolio and market conditions change, the rate of distributions on the Common Shares and the Fund’s dividend policy could change. The Fund’s distribution rates may be based, in part, on projections as to annual cash available for distribution and, therefore, the distributions paid by the Fund for any particular quarter may be more or less than the amount of cash available to the Fund for distribution for that quarter. Also, distributions will be prohibited at any time dividends on the Fund’s preferred stock, if any, are in arrears. Any return of capital should not be considered by Shareholders as yield or total return on their investment in the Fund.

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. If the Fund estimates that a portion of one of its dividend distributions may be comprised of amounts from sources other than net investment income in accordance with its internal policies, accounting records and related accounting practices, the Fund will notify shareholders of record of the estimated composition of such distribution through a Section 19 Notice. For these purposes, the Fund estimates the source or sources from which a distribution is paid, to the close of the period as of which it is paid, in reference to its internal accounting records and related accounting practices. If, based on such accounting records and practices, it is estimated that a particular distribution does not include capital gains or paid-in surplus or other capital sources, a Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records and practices, the Fund’s financial statements presented in accordance with U.S. GAAP, and reporting practices under income tax regulations. For instance, the Fund’s internal accounting records and practices may consider, among other factors, tax-related characteristics of certain sources of distributions that differ from treatment under U.S. GAAP. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed securities purchased at a discount and periodic payments under interest rate swap contracts. Accordingly, among other consequences, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP and/or the final tax character of those distributions might later report that the sources of those distributions included capital gains and/or a return of capital.

The tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until at or after the end of the year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains (as reduced by any capital loss carry-forwards) for the relevant year. For example, the Fund may distribute amounts early in the year that are derived from short-term capital gains, but incur net short-term capital losses later in the year, thereby offsetting short-term capital gains out of which distributions have already been made by the Fund. In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of a shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of Shares. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. A return of capital distribution is not taxable, but it reduces a shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the  Shares. The Fund will send shareholders detailed tax information with respect to the Fund’s distributions annually.

The 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains currently eligible for favorable income tax rates.

Unless a Shareholder elects to receive distributions in cash, all distributions to Shareholders whose shares are registered with the plan agent will be automatically reinvested in additional Common Shares under the Plan. See “Dividend Reinvestment Plan.”

The Board may change the Fund’s distribution policy and the amount or timing of distributions, based on several factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

Under the 1940 Act, the Fund may not declare any dividend or other distribution upon any capital Shares, or purchase any such capital Shares, unless the aggregate indebtedness of the Fund has, at the time of the declaration of any such dividend or other distribution or at the time of any such purchase, an asset coverage of at least 300% after deducting the amount of such dividend, other distribution, or purchase price, as the case may be. In addition, certain lenders may impose additional restrictions on the payment of dividends or other distributions on the Shares in the event of a default on the Fund’s borrowings, or otherwise. Any limitation on the Fund’s ability to make distributions to Shareholders could, under certain circumstances, impair its ability to maintain its qualification for taxation as a regulated investment company under the Code. See “Tax Status” in the SAI.

DIVIDEND REINVESTMENT PLAN

Unless a Shareholder is ineligible or otherwise elects, all distributions of dividends (including capital gain dividends) with respect to Shares will be automatically reinvested by the Fund in additional Shares, which will be issued at the net asset value per Share determined as of the ex-dividend date. Each registered Shareholder may elect to have dividends and distributions distributed in cash (i.e., “opt-out”) rather than participate in the Dividend Reinvestment Plan. For any registered Shareholder that does not so elect (each, a “Participant” and collectively, “Participants”), dividends and/or distributions on such Shareholder’s Shares will be reinvested by the Transfer Agent (the “Plan Agent”), as agent for shareholders in administering the Dividend Reinvestment Plan, in additional Shares, as set forth below. Participation in the Dividend Reinvestment Plan is completely voluntary, and may be terminated or resumed at any time without penalty by Internet, telephone or written notice if received and processed by the Plan Agent prior to the dividend record rate; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution. Participants who hold their shares through a broker or other nominee and who wish to elect to receive any dividends and distributions in cash must contact their broker or nominee.

Shareholders automatically participate in the Dividend Reinvestment Plan, unless and until an election is made to withdraw from the Plan on behalf of such participating Shareholder. Shareholders who do not wish to have distributions automatically reinvested should so notify the Transfer Agent in writing or by calling 844-4-Finite (844-434-6483). Notice must be received by the Transfer Agent 30 days prior to the record date of the distribution or the Shareholder will receive such distribution in Shares through the Dividend Reinvestment Plan. Under the Dividend Reinvestment Plan, the Fund’s distributions to Shareholders are reinvested in full and fractional Shares as described below.

When the Fund declares a distribution, the Plan Agent, on the Shareholder’s behalf, will receive additional authorized Shares from the Fund either newly issued or repurchased from Shareholders by the Fund and held as treasury stock. The number of Shares to be received when distributions are reinvested will be determined by dividing the amount of the distribution by the Fund’s net asset value per share.

The Plan Agent will maintain all shareholder accounts and furnish written confirmations of all transactions in the accounts, including information needed by Shareholders for personal and tax records. The Plan Agent will hold shares in the account of the Shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Dividend Reinvestment Plan. The Plan Agent will distribute all proxy solicitation materials, if any, to participating Shareholders.

If you elect to receive distributions in cash, and the U.S. Postal Service cannot deliver the check, or if a check remains outstanding for six months, the Fund reserves the right to reinvest the distribution check in your account, at the Fund’s current net asset value, and to reinvest all subsequent distributions.

In the case of Shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Dividend Reinvestment Plan, the Plan Agent will administer the Dividend Reinvestment Plan on the basis of the number of Shares certified from time to time by the record shareholder as representing the total amount of shares registered in the Shareholder’s name and held for the account of beneficial owners participating under the Dividend Reinvestment Plan.

Neither the Plan Agent nor the Fund shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Dividend Reinvestment Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither shall they be liable hereunder for any act done in good faith or for any good faith omissions to act, including, without limitation, failure to terminate a participant’s account prior to receipt of written notice of his or her death or with respect to prices at which Shares are purchased or sold for the participants account and the terms on which such purchases and sales are made, subject to applicable provisions of the federal securities laws.

The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends. See “Certain Tax Considerations.”

The Fund reserves the right to amend or terminate the dividend reinvestment policy. There is no direct service charge to participants with regard to purchases under the Dividend Reinvestment Plan; however, the Fund reserves the right to amend the Dividend Reinvestment Plan to include a service charge payable by the participants.

All correspondence concerning the Dividend Reinvestment Plan should be directed to the Plan Agent at calling 844-4-Finite (844-434-6483). Certain transactions can be performed by calling the toll-free number 844-4-Finite (844-434-6483).

PERIODIC REPURCHASE OFFERS

The Fund is a closed-end interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Shares, makes periodic offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s interval structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.

The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without Shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at the applicable NAV per Share on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 5% of the Fund’s outstanding Shares at the applicable NAV per Share, subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.

Repurchase Dates

The Fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14thday is not a business day).

Repurchase Request Deadline

The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer will be no more than fourteen days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:

●	A statement that the Fund is offering to repurchase its Shares from Shareholders at NAV.
●	The fees applicable to such repurchase.
●	The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.
●	The date on which a Shareholder’s repurchase request is due.
●	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).
●	The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.
●	The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV per Share.
●	The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.
●	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a Shareholder report or other Fund document. Shareholders that hold Shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender Shares on their behalf. The Repurchase Request Deadline will be strictly observed. If a Shareholder’s repurchase request is not submitted to the Fund’s transfer agent in properly completed form by the Repurchase Request Deadline, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. If a Shareholder’s Authorized Intermediary will submit his or her repurchase request, the Shareholder should submit his or her request to the Authorized Intermediary in the form requested by the Authorized Intermediary sufficiently in advance of the Repurchase Request Deadline to allow the Authorized Intermediary to submit the request to the Fund. If a Shareholder’s Authorized Intermediary is unable or fails to submit the Shareholder’s request to the Fund in a timely manner, or if the Shareholder fails to submit his or her request to the Shareholder’s Authorized Intermediary, the Shareholder will be unable to sell his or her Shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.

Determination of Repurchase Price and Payment for Shares

The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders between one (1) and three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per Share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by visiting the Fund’s website (https://solrx.finite.io) or calling the Fund’s transfer agent, Gryphon Fund Group at 844-4-Finite (844-434-6483).

Early Repurchase Fees

A 2.00% early repurchase fee (the “Early Repurchase Fee”) will be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in-first out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such Shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. The Fund has elected not to impose the repurchase fee on repurchases of Shares acquired through the reinvestment of dividends and distributions.

The Early Repurchase Fee may be waived for certain categories of Shareholders or transactions. For example, the early repurchase fee will be waived on repurchases of Shares (i) in the event of the Shareholder’s death or disability; (ii) that result from required minimum distributions taken from retirement accounts pursuant to the Internal Revenue Code; (iii) that result from returns of excess contributions made to retirement plans or individual retirement accounts; (iv) to satisfy participant loan advances by employer sponsored retirement plans; (v) in connection with distributions qualifying under the hardship provisions of the Code; and (vi) in connection with the Fund’s policy with respect to minimum account balances (which is described below in “Periodic Repurchase Offers-Minimum Account Balance”). Restrictions may apply to certain accounts and certain transactions. The Fund reserves the right to change these terms at any time. Any change will apply only to Shares purchased after the effective date of such change.

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed in connection with Fund investments, if the Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. If any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.

A Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $500. Such minimum ownership requirement may be waived by the Fund, in its sole discretion. If a Shareholder tenders an amount that would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of the Shareholder’s Shares.

In the event that the Adviser holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

Suspension or Postponement of Repurchase Offers

The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Trustees, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.

Oversubscribed Repurchase Offers

There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Trustees set a maximum percentage of Shares that may be repurchased by the Fund for each repurchase offer, which is currently expected to be 5% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Consequences of Repurchase Offers

From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.

If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Shares so as to mitigate these effects.

These and other possible risks associated with the Fund’s repurchase offers are described under “Risk Factors - Repurchase Policy Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Certain Tax Considerations” below and “Tax Status” in the SAI.

Minimum Account Balance

A Shareholder who tenders for repurchase only a portion of their Shares in the Fund will be required to maintain a minimum account balance of $500. If a Shareholder tenders a portion of its Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below the required minimum, the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares. Such minimum account balance requirement may also be waived by the Fund, in its sole discretion, subject to applicable federal securities laws.

CALCULATION OF NET ASSET VALUE

NAV per Share is determined daily. NAV per Share is calculated by dividing the value of all of the securities and other assets of the Fund, less the liabilities (including accrued expenses and indebtedness) and the aggregate liquidation value of any outstanding preferred shares, by the total number of Shares outstanding.

On each day that the NYSE is open, the Fund’s Common Shares are ordinarily valued as of the NYSE Close. Information that becomes known to the Fund or its agents after the time as of which NAV has been calculated on a particular day will not generally be used to retroactively adjust the price of a security or the NAV determined earlier that day. If regular trading on the NYSE closes earlier than scheduled, the Fund may calculate its NAV as of the earlier closing time or calculate its NAV as of the normally scheduled close of regular trading on the NYSE for that day. The Fund generally does not calculate its NAV on days on which the NYSE is not open for business. If the NYSE is closed on a day when it would normally be open for business, the Fund may calculate its NAV as of the normally scheduled NYSE Close or such other time that the Fund may determine.

For purposes of calculating NAV, portfolio securities and other assets for which market quotations are readily available are valued at market value. A market quotation is readily available only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the Fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable. Market value is generally determined on the basis of official closing prices or the last reported sales prices. The Fund will normally use pricing data for domestic equity securities received shortly after the NYSE Close and does not normally consider trading, clearances, or settlements that take place after the NYSE Close. A foreign (non-U.S.) equity security traded on a foreign exchange or on more than one exchange is typically valued using pricing information from the exchange considered by the Adviser to be the primary exchange. If market value pricing is used, a foreign (non-U.S.) equity security will be valued as of the close of trading on the foreign exchange, or the NYSE Close, if the NYSE Close occurs before the end of trading on the foreign exchange.

Investments for which market quotations are not readily available are valued at fair value as determined in good faith pursuant to Rule 2a-5 under the 1940 Act. As a general principle, the fair value of a security or other asset is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Pursuant to Rule 2a-5, the Board has designated the Adviser as the valuation designee (“Valuation Designee”) for the Fund to perform the fair value determination relating to its investments. The Adviser may carry out its designated responsibilities as Valuation Designee through various teams and committees. The Valuation Designee’s policies and procedures govern the Valuation Designee’s selection and application of methodologies for determining and calculating the fair value of Fund investments. The Valuation Designee may value Fund portfolio securities for which market quotations are not readily available and other Fund assets utilizing inputs from pricing services, quotation reporting systems, valuation agents and other third-party sources (together, “Pricing Sources”).

Domestic and foreign (non-U.S.) fixed income securities, non-exchange-traded derivatives, and equity options are normally valued based on quotes obtained from brokers and dealers or Pricing Sources using data reflecting the earlier closing of the principal markets for those securities. Prices obtained from Pricing Sources may be based on, among other things, information provided by market makers or estimates of market values obtained from yield data relating to investments or securities with similar characteristics. Certain fixed income securities purchased on a delayed-delivery basis are marked to market daily until settlement at the forward settlement date. Exchange-traded options, except equity options, futures, and options on futures are valued at the settlement price determined by the relevant exchange. Swap agreements are valued based on bid quotes obtained from brokers and dealers or market-based prices supplied by Pricing Sources. With respect to any portion of the Fund’s assets that are invested in one or more open-end management investment companies (other than exchange-traded funds), a Fund’s NAV will be calculated based on the NAVs of such investments.

If a foreign (non-U.S.) equity security’s value has materially changed after the close of the security’s primary exchange or principal market but before the NYSE Close, the security may be valued at fair value. Foreign (non-U.S.) equity securities that do not trade when the NYSE is open are also valued at fair value. With respect to foreign (non-U.S.) equity securities, the Fund may determine the fair value of investments based on information provided by Pricing Sources, which may recommend fair value or adjustments with reference to other securities, indexes, or assets. In considering whether fair valuation is required and in determining fair values, the Valuation Designee may, among other things, consider significant events (which may be considered to include changes in the value of U.S. securities or securities indexes) that occur after the close of the relevant market and before the NYSE Close. The Fund may utilize modeling tools provided by third-party vendors to determine fair values of non-U.S. securities.

Investments valued in currencies other than the U.S. dollar are converted to the U.S. dollar using exchange rates obtained from Pricing Sources. As a result, the value of such investments and, in turn, the NAV of the Fund’s shares may be affected by changes in the value of currencies in relation to the U.S. dollar. The value of investments traded in markets outside the United States or denominated in currencies other than the U.S. dollar may be affected significantly on a day that the Fund is not open for business. As a result, the value of the Fund’s foreign (non-U.S.) investments may change at times when shareholders are unable to buy or sell shares and the value of such investments will be reflected in the Fund’s next calculated NAV.

There generally will not be readily available market values for most of the direct originations of loans and other credit investments held in the Fund’s portfolio. Pursuant to the Fund’s Valuation Procedures, the Fund’s holdings in alternative lending-related instruments, including Solar Loans, are fair valued in accordance with such policies and procedures based on evaluated prices provided by an independent valuation service and affirmed by the Valuation Designee. All fair value determinations are subject to review and ratification by the Board.

The Fund accounts for whole and fractional loans at the individual loan level for valuation purposes, and fractional loans are fair valued using inputs that consider borrower-level data that is updated as often as the NAV of Fund Shares is calculated. to reflect new information regarding the borrower or loan. Such borrower-level data may include the borrower’s payment history, including the payment, principal and interest amounts of each loan and the current status of each loan, which will allow the Adviser to determine, among other things, the historical prepayment rate, charge-off rate, delinquency and performance with respect to such borrower/loan. In addition, borrower-level data may include the following to the extent applicable and available: the guarantor of the borrower of a loan, and financial statements, tax returns and sales data.

The Fund, in accordance with the investment limitations approved by the Fund’s Board, will limit its investments in alternative lending-related securities to loans originated by platforms that will provide the Fund with a written commitment to deliver or cause to be delivered individual loan-level data on an ongoing basis throughout the life of each individual loan that is updated as often as the NAV of Fund Shares is calculated to reflect new information regarding the borrower or loan. Such continually updated individual loan-level data will include invoice and payment records, current loan balances, delinquency status, and other data specific to loan servicing. The Fund will consider borrowers’ FICO scores or other credit scores at the time a given loan was originated and will not require platforms to provide ongoing updates to borrowers’ credit-related information. The Fund will not invest in loans originated by platforms for which the Adviser cannot evaluate to its satisfaction the completeness and accuracy of the individual alternative credit investment data provided by such platforms relevant to determining the existence and valuation of such alternative credit investment and utilized in the accounting of the loans.

Due to the inherent uncertainty in determining the fair value of investments for which market values are not readily available the fair value of these investments may fluctuate from period to period. In addition, such fair value may differ materially from the values that may have been used had a ready market existed for such investments and may significantly differ from the value ultimately realized by the Fund. Fair valuation may require subjective determinations about the value of a security. While the Fund’s and Valuation Designee’s policies and procedures are intended to result in a calculation of the Fund’s NAV that fairly reflects security values as of the time of pricing, the Fund cannot ensure that fair values accurately reflect the price that the Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale).

CERTAIN TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax consequences applicable to the Fund and to an investment in Shares by a Shareholder. This summary does not discuss all of the tax consequences that may be relevant to a particular investor, including an investor who holds Shares as part of a hedging, straddle, conversion, constructive sale or other integrated transaction, or to certain investors (e.g., investors subject to the alternative minimum tax, tax-exempt organizations, dealers in securities, pension plans and trusts, financial institutions, certain foreign investors and insurance companies) subject to special treatment under U.S. federal income tax laws. In addition, this summary does not specifically address the special tax consequences that may be applicable to persons who hold interests in partnerships, grantor trusts and other pass-through entities that hold Shares. This summary assumes that investors hold Shares as capital assets (generally, property held for investment).

THIS SUMMARY IS NECESSARILY GENERAL, AND EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSAL OF SHARES, INCLUDING APPLICABLE TAX REPORTING REQUIREMENTS.

This summary is based on the Code as in effect on the date of this Prospectus, the Treasury Regulations, rulings of the U.S. Internal Revenue Service (the “IRS”), and court decisions in existence on the date hereof, all of which are subject to change, possibly with retroactive effect. The Fund has not sought a ruling from the IRS or any other federal, state or local agency, or opinion of counsel, with respect to any of the tax issues affecting the Fund. This summary does not discuss any aspects of the U.S. federal estate or gift tax or any state or local or non-U.S. tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if the Fund invested in tax-exempt securities or certain other investment assets. For additional information, see “Tax Status” in the SAI.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership with respect to the Shares generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships considering an acquisition of Shares should consult their tax advisers with respect to the partnership’s purchase, ownership and disposition of Shares.

Taxation as a RIC

As a RIC, in any fiscal year with respect to which the Fund distributes at least 90% of the sum of the Fund’s: (i) “investment company taxable income,” which includes, among other items, dividends, interest, the excess of any net realized short-term capital gains over net realized long- term capital losses, and other taxable income (other than any net capital gain), reduced by deductible expenses, determined without regard to the deduction for dividends and distributions paid and (ii) net tax-exempt interest income (which is the excess of the Fund’s gross tax-exempt interest income over certain disallowed deductions), the Fund generally will not be subject to U.S. federal income tax on investment company taxable income and net capital gains that the Fund distributes to its Shareholders. The Fund intends to distribute, in its Shares and/or cash, annually, all or substantially all of such income. To the extent that the Fund retains its net capital gains for investment or any investment company taxable income, the Fund will be subject to U.S. federal income tax. The Fund may choose to retain its net capital gains for investment or any investment company taxable income, and pay the associated U.S. federal corporate income tax (currently, at a flat rate of 21%), including the U.S. federal excise tax (described below).

The Fund may retain some or all its realized net long-term capital gains in excess of realized net short-term capital losses and designate the retained net capital gains as a “deemed distribution.” In that case, among other consequences, the Fund will pay tax on the retained amount and each Shareholder will be required to include its Share of the deemed distribution in income as if it had been actually distributed to the Shareholder, and such Shareholder will be entitled to claim a credit equal to its allocable Share of the tax paid thereon by the Fund for U.S. federal income tax purposes. The amount of the deemed distribution net of such tax will be added to the Shareholder’s tax basis for its Shares. Since the Fund generally would be required to pay tax on any retained net capital gains at the Fund’s regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on long-term capital gains, the amount of tax that individual Shareholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. Shareholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a Shareholder’s liability for U.S. federal income tax. A Shareholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form to claim a refund with respect to the allocable Share of the taxes that the Fund has paid. For U.S. federal income tax purposes, the tax basis of Shares owned by a Shareholder will be increased by an amount equal to the excess of the amount of undistributed capital gains included in the Shareholder’s gross income over the tax deemed paid by the Shareholder as described in this paragraph. To utilize the deemed distribution approach, the Fund must provide written notice to Shareholders prior to the expiration of 60 days after the close of the relevant taxable year. The Fund cannot treat any of its investment company taxable income as a “deemed distribution.” The Fund may also make actual distributions to its Shareholders of some or all of realized net long-term capital gains in excess of realized net short-term capital losses.

The Fund will be subject to a 4% nondeductible U.S. federal excise tax (the “Excise Tax”) on certain undistributed income unless the Fund distributes in a timely manner an amount at least equal to the sum of (i) 98% of the Fund’s net ordinary income for each calendar year, (ii) 98.2% of the Fund’s capital gain net income for the one-year period ending October 31 in that calendar year and (iii) any income recognized, but not distributed, in preceding years and on which the Fund paid no U.S. federal income tax (the “Excise Tax Avoidance Requirement”). While the Fund intends to distribute any income and capital gains in the manner necessary to minimize imposition of the Excise Tax, sufficient amounts of the Fund’s taxable income and capital gains may not be distributed to avoid entirely the imposition of the Excise Tax. In that event, the Fund will be liable for the Excise Tax only on the amount by which the Fund does not meet the Excise Tax Avoidance Requirement.

Given the difficulty of estimating Fund income and gains in a timely fashion, each year the Fund is likely to be liable for a 4% excise tax on the portion of under distributed income and gains of the Fund.

To qualify as a RIC for U.S. federal income tax purposes, the Fund must, among other things:

●	derive in each taxable year at least 90% of the Fund’s gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale of stock or other securities, net income from certain “qualified publicly traded partnerships,” or other income derived with respect to the Fund’s business of investing in such stock or securities (the “Source of Income Test”); and
●	diversify the Fund’s holdings so that at the end of each quarter of the taxable year:
●	at least 50% of the value of the Fund’s Managed Assets are invested in cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s assets and more than 10% of the outstanding voting securities of such issuer; and
●	no more than 25% of the value of the Fund’s Managed Assets are invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by the Fund and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships” (the “Diversification Tests”).

The Fund has adopted policies and guidelines that are designed to enable the Fund to meet these tests, which will be tested for compliance on a regular basis for the purposes of being treated as a regulated investment company for federal income tax purposes. However, some issues related to qualification as a regulated investment company are open to interpretation.

In the event the Fund owns or is deemed to own equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the Source of Income Test, such equity interests may not qualify as securities for purposes of the Diversification Test, and, as a result, the Fund may be required to hold such interests through a subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the Source of Income Test, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a RIC. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment. Failure of the Fund to qualify and be eligible to be treated as a RIC would result in fund-level taxation and, consequently, a reduced return on your investment. The Fund could in some cases cure such failure, including by paying a Fund-level tax or interest, making additional distributions, or disposing of certain assets.

The Fund may invest in one or more wholly-owned Subsidiaries. It is currently expected that any such Subsidiary will be a disregarded entity for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (ii) any distributions the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability. The tax treatment of the Fund’s investments in the securities of special purpose entities that acquire and hold alternative lending-related securities will depend on the terms of such investments and may affect the amount, timing or character of income recognized by the Fund.

The Fund is authorized to borrow funds and to sell assets to satisfy distribution requirements. However, under the 1940 Act, the Fund is not permitted to make distributions to its Shareholders while its debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. Moreover, the Fund’s ability to dispose of assets to meet the Fund’s distribution requirements may be limited by (i) the illiquid nature of the Fund’s portfolio and/or (ii) other requirements relating to the Fund’s qualification as a RIC, including the Diversification Tests. If the Fund disposes of assets in order to meet the Annual Distribution Requirement or the Excise Tax Avoidance Requirement, the Fund may make such dispositions at times that, from an investment standpoint, are not advantageous.

Failure to Qualify as a RIC

If the Fund failed to satisfy the annual Source of Income Test or the Diversification Tests for any quarter of a taxable year, the Fund might nevertheless continue to qualify as a RIC for such year if certain relief provisions of the Code applied (which might, among other things, require the Fund to pay certain corporate-level U.S. federal taxes or to dispose of certain assets). If the Fund failed to qualify for treatment as a RIC and such relief provisions did not apply, the Fund would be subject to U.S. federal income tax on all of its net taxable income at regular corporate U.S. federal income tax rates (currently, at a flat rate of 21%) and the Fund also would be subject to any applicable state and local taxes, regardless of whether the Fund made any distributions to Shareholders. The Fund would not be able to deduct distributions to its Shareholders, nor would the Fund be required to make distributions to its Shareholders for U.S. federal income tax purposes. Any distributions the Fund made generally would be taxable to its U.S. Shareholders as ordinary dividend income and, subject to certain holding period requirements and other limitations under the Code, would be eligible for the 20% maximum U.S. federal income tax rate applicable to individuals and other non-corporate U.S. Shareholders, to the extent of the Fund’s current or accumulated earnings and profits. Subject to certain limitations under the Code, U.S. Shareholders that are corporations for U.S. federal income tax purposes would be eligible for the dividends-received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of and in reduction of the Shareholder’s adjusted tax basis, and any remaining distributions would be treated as a capital gain.

Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that re-qualify as a RIC no later than the second year following the non-qualifying year, the Fund could be subject to U.S. federal income tax on any unrealized net built-in gains in the assets held by it during the period in which it failed to qualify as a RIC that are recognized during the 10-year period after its requalification as a RIC, unless it made a special election to pay corporate-level U.S. federal income tax on such net built-in gains at the time of its requalification as a RIC. The Fund may decide to be taxed as a regular corporation (thereby becoming subject to U.S. federal income and other taxes as set forth above) even if it would otherwise qualify as a RIC if it determines that treatment as a corporation for a particular year would be in its best interests.

Phantom Income

Certain of the Fund’s investments will require the Fund to recognize taxable income in a taxable year in excess of the cash generated on those investments during that year. In particular, the Fund expects to invest in loans and other debt obligations that will be treated as having “market discount” and/or “original issue discount” (or “OID”) for U.S. federal income tax purposes. Because the Fund may be required to recognize income in respect of these investments before, or without receiving, cash representing such income, the Fund may have difficulty satisfying the annual distribution requirements applicable to RICs and avoiding Fund-level U.S. federal income and/or excise taxes. Accordingly, the Fund may be required to sell assets, including at potentially disadvantageous times or prices, borrow, raise additional equity capital, make taxable distributions of its shares or debt securities, or reduce new investments, to obtain the cash needed to make these income distributions. If the Fund liquidates assets to raise cash, the Fund may realize gain or loss on such liquidations; in the event the Fund realizes net capital gains from such liquidation transactions, its shareholders may receive larger capital gain distributions than they would in the absence of such transactions.

Taxation of U.S. Shareholders

A “U.S. Shareholder” generally is a beneficial owner of Shares which is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation or other entity treated as a corporation, for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state or the District of Columbia;
●	a trust, if a court in the United States has primary supervision over its administration and one or more U.S. persons have the authority to control all decisions of the trust, or the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or
●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

Distributions by the Fund generally are taxable to U.S. Shareholders as ordinary income or capital gains. Distributions of the Fund’s “investment company taxable income” (which is, generally, the Fund’s net ordinary income plus realized net short-term capital gains in excess of realized net long-term capital losses) will be taxable as ordinary income to U.S. Shareholders to the extent of the Fund’s current or accumulated earnings and profits, whether paid in cash or reinvested in additional Shares. To the extent such distributions paid by the Fund to non-corporate U.S. Shareholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such “qualifying dividends” may be eligible for a reduced rate of U.S. federal income tax. Distributions of the Fund’s net capital gains (which is generally the Fund’s realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by the Fund as “capital gain dividends” will be taxable to a U.S. Shareholder as long-term capital gains that are currently taxable at a maximum.

If the Fund retains any net capital gains, the Fund may designate the retained amounts as undistributed capital gains in a notice to the Fund’s Shareholders. If a designation is made, Shareholders would include in income, as long-term capital gains, their proportionate Share of the undistributed amounts, but would be allowed a credit or refund for their proportionate Share of the corporate U.S. federal income tax paid by the Fund. In addition, the tax basis of Shares owned by a U.S. Shareholder would be increased by an amount equal to the difference between (i) the amount included in the U.S. Shareholder’s income as long-term capital gains and (ii) the U.S. Shareholder’s proportionate Share of the corporate U.S. federal income tax paid by the Fund.

For purposes of determining (i) whether the Annual Distribution Requirement is satisfied for any year and (ii) the amount of distributions paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. Shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, any distribution declared by the Fund in October, November, or December of any calendar year, payable to Shareholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been paid by the Fund and received by the Fund’s U.S. Shareholders on December 31 of the year in which the distribution was declared.

Distributions are taxable as described herein whether Shareholders receive them in cash or reinvest them in additional Shares.

The Fund will conduct periodic repurchase offers for a portion of its outstanding Shares. Shareholders who sell all Shares held, or considered to be held, by them pursuant to a repurchase offer will be treated as having sold their Shares and generally will realize a capital gain or loss, as discussed in the following paragraph. If a Shareholder sells fewer than all of its Shares pursuant to a repurchase offer, such Shareholder may be treated as having received a so-called “Section 301 distribution,” taxable in whole or in part as a dividend upon the sale of its Shares, unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such Shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the Shareholder’s tax basis in its Shares, and thereafter as capital gain. Where the Shareholder is treated as receiving a dividend, there is a risk that non-tendering Shareholders and Shareholders who sell some but not all of their Shares, in each case whose percentage interests in the Fund increase as a result of such repurchase, will be treated as having received a taxable dividend distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the repurchase offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Shares of the Fund.

A U.S. Shareholder generally will recognize taxable gain or loss if the U.S. Shareholder sells or otherwise disposes of its Shares pursuant to a repurchase offer in a transaction that is treated as a sale or exchange for U.S. federal income tax purposes. The amount of gain or loss will be measured by the difference between such U.S. Shareholder’s adjusted tax basis in the Shares sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the U.S. Shareholder has held its Shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of Shares held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such Shares. In addition, all or a portion of any loss recognized upon a disposition of Shares may be disallowed if other Shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition.

The Fund may be required to withhold U.S. federal income tax, or backup withholding, currently at a rate of 24%, from all distributions to any non-corporate U.S. Shareholder (i) who fails to furnish the Fund with a correct taxpayer identification number or a certificate that such Shareholder is exempt from backup withholding or (ii) with respect to whom the IRS notifies the Fund that such Shareholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. Shareholder’s U.S. federal income tax liability, provided that proper information is provided to the IRS.  U.S. Shareholders should consult their tax advisers with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of Shares, including applicable tax reporting obligations.

Taxation of Tax-Exempt Investors

Under current law, the Fund serves to prevent the attribution to Shareholders of unrelated business taxable income (“UBTI”) from being realized by its tax-exempt Shareholders (including, among others, individual retirement accounts, 401(k) accounts, Keogh plans, pension plans and certain charitable entities). Notwithstanding the foregoing, a tax-exempt Shareholder could realize UBTI by virtue of its investment in Shares if such tax-exempt Shareholder borrows to acquire its Shares.

Taxation of Non-U.S. Shareholders

A “Non-U.S. Shareholder” generally is a beneficial owner of Shares that is not a U.S. Shareholder, or an entity treated as a partnership for U.S. federal income tax purposes. This includes nonresident alien individuals, foreign trusts or estates and foreign corporations. Whether an investment in Shares is appropriate for a Non-U.S. Shareholder will depend upon that person’s particular circumstances. An investment in Shares may have adverse tax consequences as compared to a direct investment in the assets in which the Fund will invest. Non-U.S. Shareholders should consult their tax advisers with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in Shares, including applicable tax reporting requirements.

Actual or deemed distributions of “investment company taxable income” to Non-U.S. Shareholders (including interest income and realized net short-term capital gains in excess of realized long-term capital losses, which generally would be free of withholding if paid to Non-U.S. Shareholders directly) will be subject to withholding of U.S. federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of the Fund’s current and accumulated earnings and profits unless the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder. If the distributions are effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, and, if required by an applicable income tax treaty, attributable to a permanent establishment in the United States, the distributions will be subject to U.S. federal income tax at the rates applicable to U.S. Shareholders, and the Fund will not be required to withhold U.S. federal tax if the Non-U.S. Shareholder complies with applicable certification and disclosure requirements. Special certification requirements apply to a Non-U.S. Shareholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their tax advisers.

Properly designated dividends received by a Non-U.S. Shareholder are generally exempt from U.S. federal withholding tax when they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S.-source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% Shareholder, reduced by expenses that are allocable to such income), or (ii) are paid in connection with the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over its long-term capital loss for such taxable year). In order to qualify for this exemption from withholding, a Non-U.S. Shareholder must comply with applicable certification requirements relating to its Non-U.S. status (including, in general, furnishing an IRS Form W-8BEN (for individuals), IRS Form W-8BEN-E (for entities) or an acceptable substitute or successor form). In the case of Shares held through an intermediary, the intermediary may withhold even if the Fund designates the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. Shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. Shareholder, and gains realized by a Non-U.S. Shareholder upon the sale or redemption of Shares, will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. Shareholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Shareholder in the United States) or, in the case of an individual, the Non-U.S. Shareholder was present in the United States for 183 days or more during the taxable year and certain other conditions are met.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions, a Non-U.S. Shareholder will be entitled to a U.S. federal income tax credit or tax refund equal to the non-U.S. Shareholder’s allocable Share of the corporate-level tax the Fund pays on the capital gains deemed to have been distributed; however, in order to obtain the refund, the Non-U.S. Shareholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. Shareholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return.

For corporate Non-U.S. Shareholders, distributions (both in cash and in Shares), and gains realized upon the sale or redemption of Shares that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty).

A Non-U.S. Shareholder who is a non-resident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. Shareholder provides the Fund or the Administrator with an IRS Form W-8BEN or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. Shareholder or otherwise establishes an exemption from backup withholding.

Pursuant to U.S. withholding provisions commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), payments of most types of income from sources within the United States (as determined under applicable U.S. federal income tax principles), such as interest and dividends, to a foreign financial institution, investment funds and other non-U.S. persons generally will be subject to a 30% U.S. federal withholding tax, unless certain information reporting and other applicable requirements are satisfied. Any Non-U.S. Shareholder that either does not provide the relevant information or is otherwise not compliant with FATCA may be subject to this withholding tax on certain distributions from the Fund. Any taxes required to be withheld under these rules must be withheld even if the relevant income is otherwise exempt (in whole or in part) from withholding of U.S. federal income tax, including under an income tax treaty between the United States and the beneficial owner’s country of tax residence. Each Non-U.S. Shareholder should consult its tax advisers regarding the possible implications of this withholding tax (and the reporting obligations that will apply to such Non-U.S. Shareholder, which may include providing certain information in respect of such Non-U.S. Shareholder’s beneficial owners).

* * * * *

THE TAX AND OTHER MATTERS DESCRIBED IN THIS PROSPECTUS DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS, LEGAL OR TAX ADVICE TO PROSPECTIVE INVESTORS. FOR ADDITIONAL INFORMATION, SEE “TAX STATUS” IN THE SAI. EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISER AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES, INCLUDING APPLICABLE TAX REPORTING OBLIGATIONS.

ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to ERISA (an “ERISA Plan”), and persons who are fiduciaries with respect to an IRA, Keogh plan or other plan which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, “Plans”) should consider, among other things, the matters described below before determining whether to invest in the Fund.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor (“DOL”) regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan’s portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan’s purposes, an examination of the risk and return factors, the portfolio’s composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see “Certain Tax Considerations-Taxation of Tax-Exempt Investors”) and the projected return of the total portfolio relative to the ERISA Plan’s funding objectives. Before investing the assets of an ERISA Plan in the Fund, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in the Fund may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because the Fund is registered as an investment company under the 1940 Act, the underlying assets of the Fund will not be the assets of any Plan investing in the Fund for purposes of ERISA’s (or the Code’s) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser will not be a fiduciary within the meaning of ERISA by reason of its authority with respect to the assets of the Fund.

The Adviser will require a Plan which proposes to invest in the Fund to represent that it and any fiduciaries responsible for such Plan’s investments (including in its individual or corporate capacity, as may be applicable) are aware of and understand the Fund’s investment objective, policies and strategies, and that the decision to invest plan assets in the Fund was made with appropriate consideration of relevant investment factors with regard to the Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Shareholders that are Plans may currently maintain relationships with the Adviser or other entities which are affiliated with the Adviser. Each of such persons may be deemed to be a “party in interest” under ERISA (or “disqualified person” under Section 4975 of the Code) to and/or a fiduciary (under ERISA or Section 4975 of the Code) of any Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Plan assets for the benefit of a party in interest (or disqualified person) and also prohibits (or penalizes) an ERISA or Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Shareholders that are Plans should consult with counsel to determine if participation in the Fund is a transaction which is prohibited (or penalized) by ERISA or the Code. Fiduciaries of Shareholders that are Plans will be required to represent (including in their individual or corporate capacity, as applicable) that the decision to invest in the Fund was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons as a primary basis for the decision to invest in the Fund, unless such purchase and holding is pursuant to an applicable exemption, such as Prohibited Transaction Class Exemption (“PTCE”) 77-3 or PTCE 77-4.

Employee benefit plans which are not subject to ERISA may be subject to other rules governing such plans. Fiduciaries of these plans, whether or not subject to Section 4975 of the Code, should consult with their own legal advisors regarding such matters.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this Prospectus is general and may be affected by future publication of regulations and rulings. Potential Shareholders that are Plans should consult their legal advisors regarding the consequences under ERISA and the Code of the acquisition and ownership of Shares.

DESCRIPTION OF CAPITAL STRUCTURE AND SHARES

The Fund is a statutory trust established under the laws of State of Delaware by the Certificate of Trust filed on January 12, 2021. The Fund’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”) authorizes the issuance of an unlimited number of Shares of beneficial interest. All Shares have equal rights to the payment of dividends and other distributions and the distribution of assets upon liquidation. Shares are, when issued, fully paid and non-assessable by the Fund and have no pre-emptive or conversion rights or rights to cumulative voting.

Shareholders are entitled to Share equally in dividends declared by the Board payable to holders of Shares and in the net assets of the Fund available for distribution to holders of Shares upon liquidation after payment of the preferential amounts payable to holders of any outstanding preferred Shares.

The Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any Shareholder or former Shareholder held personally liable for the obligations of the Fund solely by reason of such person’s status as a Shareholder or former Shareholder. Thus, the risk of a Shareholder incurring financial loss on account of Shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

Shareholders have no pre-emptive or conversion rights. Upon liquidation of the Fund, after paying or adequately providing for the payment of all liabilities of the Fund, and upon receipt of such releases, indemnities and refunding agreements as they deem necessary for their protection, the Trustees may distribute the remaining assets of the Fund among the holders of the Shares.

The Board may classify or reclassify any issued or unissued Shares of the Fund into Shares of any class by redesignating such Shares or by setting or changing in any one or more respects, from time to time, the preferences, conversion, or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of repurchase of such Shares. Any such classification or reclassification will comply with the provisions of the Declaration of Trust and the 1940 Act.

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the Declaration of Trust.

As of the date of this Prospectus the following number of Shares of the Fund was authorized for registration and outstanding:

Title of Class	Amount Authorized	Amount Held By Fund or for its Account	Amount Outstanding Exclusive of Amount Held By Fund for its Account)
Shares of Beneficial Interest, par value $0.001 per share	Unlimited	0	297,861

Anti-Takeover Provisions. The Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the composition of the Board by discouraging a third party from seeking to obtain control of the Fund. These provisions may have the effect of discouraging attempts to acquire control of the Fund, which attempts could have the effect of increasing the expenses of the Fund and interfering with the normal operation of the Fund. The Trustees are elected for indefinite terms and do not stand for re-election. A Trustee may be removed from office, with or without cause, by action of at least two-thirds (66 2/3%) of the remaining Trustees.

The Declaration of Trust requires the affirmative vote or consent of a majority of the Board and holders of at least 75% of the Fund’s Shares outstanding and entitled to vote, if any, to authorize certain Fund transactions not in the ordinary course of business, including certain mergers, consolidations or share exchanges if the Fund is not the surviving entity. The Declaration of Trust also requires the affirmative vote or consent of holders of at least 75% of the Fund’s Shares outstanding and entitled to vote to authorize a conversion of the Fund from a closed-end to an open-end investment company, unless such conversion has been approved by a majority of the Trustees then in office, in which case the affirmative vote or consent of a majority of the Fund’s Shares outstanding and entitled to vote is required.

The Declaration of Trust also requires that, except for suits, actions or proceedings arising out of or in connection with the federal securities laws of the United States, any suit, action or proceeding brought by any Shareholder against the Fund or its Trustees or officers be brought exclusively in the Court of Chancery of the State of Delaware to the extent there is subject matter jurisdiction in such court for the claims asserted or, if not, then in the Superior Court of the State of Delaware. Accordingly, Shareholders may be required to bring suit in an inconvenient and less favorable forum than would otherwise be the case. Moreover, the Declaration of Trust provides that Shareholders waive the right to jury trial for any suit, action or proceeding brought by any Shareholder against the Fund or its Trustees or officers, including claims arising under the federal securities laws.

Reference should be made to the Declaration of Trust and the By-Laws on file with the Commission for the full text of these provisions.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, is the independent registered public accountants for the Fund.

LEGAL MATTERS

FinTech Law, LLC, 6224 Turpin Hills Drive, Cincinnati, OH 45244, serves as counsel to the Fund.

REPORTS TO SHAREHOLDERS

The Fund will send to Shareholders unaudited semi-annual and audited annual reports, including a list of investments held.

Householding

In an effort to decrease costs, the Fund intends to reduce the number of duplicate documents by sending only one copy of each or, if applicable, each notice of electronic delivery thereof, to those addresses shared by two or more accounts and to Shareholders reasonably believed to be from the same family or household. Once implemented, a Shareholder must call 844-4-Finite (844-434-6483) to discontinue householding and request individual copies of these documents. Once the Fund receives notice to stop householding, individual copies will be sent beginning thirty days after receiving your request. This policy does not apply to account statements.

ADDITIONAL INFORMATION

The Prospectus and the SAI do not contain all of the information set forth in the Registration Statement that the Fund has filed with the SEC. The complete Registration Statement may be obtained from the SEC at www.sec.gov. See the cover page of this Prospectus for information about how to obtain a paper copy of the Registration Statement or SAI without charge.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which this prospectus forms a part or otherwise filed with the SEC, each such statement being qualified in all respects by such reference.

TABLE OF CONTENTS OF SAI

THE FUND’S PRIVACY POLICY

The Fund is committed to ensuring your financial privacy. This notice is being sent to comply with privacy regulations of the SEC. The Fund has in effect the following policy with respect to nonpublic personal information about its customers:

●	Only such information received from you, through application forms or otherwise, and information about your Fund transactions will be collected.
●	None of such information about you (or former customers) will be disclosed to anyone, except as permitted by law (which includes disclosure to employees necessary to service your account).
●	Policies and procedures (including physical, electronic and procedural safeguards) are in place that are designed to protect the confidentiality of such information.
●	The Fund does not currently obtain consumer information. If the Fund were to obtain consumer information at any time in the future, it would employ appropriate procedural safeguards that comply with federal standards to protect against unauthorized access to and properly dispose of consumer information.

For more information about the Fund’s privacy policies call 844-4-Finite (844-434-6483).

THE FINITE SOLAR FINANCE FUND

For More Information

Inquiries concerning the Fund and the Shares (including procedures for purchasing Shares) should be directed to:

By telephone:	844-4-Finite (844-434-6483)
By mail:	The Finite Solar Finance Fund c/o Gryphon Fund Group, LLC 3900 Park East Drive, #200 Beachwood, OH 44122
On the Internet:	https://finite.io

All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a Prospectus.

The Fund’s investment company registration number is 811-23638.

APPENDIX A

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

An S&P Global Ratings short-term issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by S&P Global Ratings for short-term issues:

“A-1” - A short-term obligation rated “A-1” is rated in the highest category by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitments on these obligations is extremely strong.

“A-2” - A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

“A-3” - A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor’s capacity to meet its financial commitments on the obligation.

“B” - A short-term obligation rated “B” is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties that could lead to the obligor’s inadequate capacity to meet its financial commitments.

“C” - A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation.

“D” - A short-term obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s Investors Service (“Moody’s”) short-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default.

Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:

“P-1” - Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

“P-2” - Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

“P-3” - Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

“NP” - Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Fitch, Inc. / Fitch Ratings Ltd. (“Fitch”) short-term issuer or obligation ratings are based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-term ratings are assigned to obligations whose initial maturity is viewed as “short-term” based on market convention. Typically, this means up to 13 months for corporate, sovereign, and structured obligations and up to 36 months for obligations in U.S. public finance markets. The following summarizes the rating categories used by Fitch for short-term obligations:

“F1” - Securities possess the highest short-term credit quality. This designation indicates the strongest intrinsic capacity for timely payment of financial commitments; may have an added “+” to denote any exceptionally strong credit feature.

“F2” - Securities possess good short-term credit quality. This designation indicates good intrinsic capacity for timely payment of financial commitments.

“F3” - Securities possess fair short-term credit quality. This designation indicates that the intrinsic capacity for timely payment of financial commitments is adequate.

“B” - Securities possess speculative short-term credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

“C” - Securities possess high short-term default risk. Default is a real possibility.

“RD” - Restricted default. Indicates an entity that has defaulted on one or more of its financial commitments, although it continues to meet other financial obligations. Typically applicable to entity ratings only.

“D” - Default. Indicates a broad-based default event for an entity, or the default of a short-term obligation.

“NR” - This designation indicates that Fitch does not publicly rate the associated issuer or issue.

“WD” - This designation indicates that the rating has been withdrawn and is no longer maintained by Fitch.

DBRS® Ratings Limited (“DBRS”) short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. Ratings are based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims. The “R-1” and “R-2” rating categories are further denoted by the sub-categories “(high)”, “(middle)”, and “(low)”.

The following summarizes the ratings used by DBRS for commercial paper and short-term debt:

“R-1 (high)” - Short-term debt rated “R-1 (high)” is of the highest credit quality. The capacity for the payment of short-term financial obligations as they fall due is exceptionally high. Unlikely to be adversely affected by future events.

“R-1 (middle)” - Short-term debt rated “R-1 (middle)” is of superior credit quality. The capacity for the payment of short-term financial obligations as they fall due is very high. Differs from “R-1 (high)” by a relatively modest degree. Unlikely to be significantly vulnerable to future events.

“R-1 (low)” - Short-term debt rated “R-1 (low)” is of good credit quality. The capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favorable as higher rating categories. May be vulnerable to future events, but qualifying negative factors are considered manageable.

“R-2 (high)” - Short-term debt rated “R-2 (high)” is considered to be at the upper end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events.

“R-2 (middle)” - Short-term debt rated “R-2 (middle)” is considered to be of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events or may be exposed to other factors that could reduce credit quality.

“R-2 (low)” - Short-term debt rated “R-2 (low)” is considered to be at the lower end of adequate credit quality. The capacity for the payment of short-term financial obligations as they fall due is acceptable. May be vulnerable to future events. A number of challenges are present that could affect the issuer’s ability to meet such obligations.

“R-3” - Short-term debt rated “R-3” is considered to be at the lowest end of adequate credit quality. There is a capacity for the payment of short-term financial obligations as they fall due. May be vulnerable to future events and the certainty of meeting such obligations could be impacted by a variety of developments.

“R-4” - Short-term debt rated “R-4” is considered to be of speculative credit quality. The capacity for the payment of short-term financial obligations as they fall due is uncertain.

“R-5” - Short-term debt rated “R-5” is considered to be of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet short-term financial obligations as they fall due.

“D” - Short-term debt rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Long-Term Credit Ratings

The following summarizes the ratings used by S&P Global Ratings for long-term issues:

“AAA” - An obligation rated “AAA” has the highest rating assigned by S&P Global Ratings. The obligor’s capacity to meet its financial commitments on the obligation is extremely strong.

“AA” - An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitments on the obligation is very strong.

“A” - An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitments on the obligation is still strong.

“BBB” - An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligation.

“BB,” “B,” “CCC,” “CC” and “C” - Obligations rated “BB,” “B,” “CCC,” “CC” and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest.

While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

“BB” - An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor’s inadequate capacity to meet its financial commitments on the obligation.

“B” - An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitments on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments on the obligation.

“CCC” - An obligation rated “CCC” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments on the obligation.

“CC” - An obligation rated “CC” is currently highly vulnerable to nonpayment. The “CC” rating is used when a default has not yet occurred but S&P Global Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.

“C” - An obligation rated “C” is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared with obligations that are rated higher.

“D” - An obligation rated “D” is in default or in breach of an imputed promise. For non-hybrid capital instruments, the “D” rating category is used when payments on an obligation are not made on the date due, unless S&P Global Ratings believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation’s rating is lowered to “D” if it is subject to a distressed exchange offer.

“NR” - This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that S&P Global Ratings does not rate a particular obligation as a matter of policy.

Plus (+) or minus (-) - The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Local Currency and Foreign Currency Ratings - S&P Global Ratings’ issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer’s foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

Moody’s long-term ratings are forward-looking opinions of the relative credit risks of financial obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The following summarizes the ratings used by Moody’s for long-term debt:

“Aaa” - Obligations rated “Aaa” are judged to be of the highest quality, subject to the lowest level of credit risk.

“Aa” - Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk.

“A” - Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk.

“Baa” - Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics.

“Ba” - Obligations rated “Ba” are judged to be speculative and are subject to substantial credit risk.

“B” - Obligations rated “B” are considered speculative and are subject to high credit risk.

“Caa” - Obligations rated “Caa” are judged to be speculative of poor standing and are subject to very high credit risk.

“Ca” - Obligations rated “Ca” are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

“C” - Obligations rated “C” are the lowest rated and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from “Aa” through “Caa.” The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The following summarizes long-term ratings used by Fitch:

“AAA” - Securities considered to be of the highest credit quality. “AAA” ratings denote the lowest expectation of credit risk. They are assigned only in cases of exceptionally strong capacity for payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

“AA” - Securities considered to be of very high credit quality. “AA” ratings denote expectations of very low credit risk. They indicate very strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

“A” - Securities considered to be of high credit quality. “A” ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.

“BBB” - Securities considered to be of good credit quality. “BBB” ratings indicate that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity.

“BB” - Securities considered to be speculative. “BB” ratings indicate an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met.

“B” - Securities considered to be highly speculative. “B” ratings indicate that material credit risk is present.

“CCC” - A “CCC” rating indicates that substantial credit risk is present.

“CC” - A “CC” rating indicates very high levels of credit risk.

“C” - A “C” rating indicates exceptionally high levels of credit risk.

Defaulted obligations typically are not assigned “RD” or “D” ratings but are instead rated in the “B” to “C” rating categories, depending on their recovery prospects and other relevant characteristics. Fitch believes that this approach better aligns obligations that have comparable overall expected loss but varying vulnerability to default and loss.

Plus (+) or minus (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the “AAA” category or to categories below “CCC”.

“NR” - Denotes that Fitch does not publicly rate the associated issue or issuer.

“WD” - Indicates that the rating has been withdrawn and is no longer maintained by Fitch.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than “AAA” and “D” also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The following summarizes the ratings used by DBRS for long-term debt:

“AAA” - Long-term debt rated “AAA” is of the highest credit quality. The capacity for the payment of financial obligations is exceptionally high and unlikely to be adversely affected by future events.

“AA” - Long-term debt rated “AA” is of superior credit quality. The capacity for the payment of financial obligations is considered high. Credit quality differs from “AAA” only to a small degree. Unlikely to be significantly vulnerable to future events.

“A” - Long-term debt rated “A” is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA.” May be vulnerable to future events, but qualifying negative factors are considered manageable.

“BBB” - Long-term debt rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. May be vulnerable to future events.

“BB” - Long-term debt rated “BB” is of speculative, non-investment grade credit quality. The capacity for the payment of financial obligations is uncertain. Vulnerable to future events.

“B” - Long-term debt rated “B” is of highly speculative credit quality. There is a high level of uncertainty as to the capacity to meet financial obligations.

“CCC”, “CC” and “C” - Long-term debt rated in any of these categories is of very highly speculative credit quality. In danger of defaulting on financial obligations. There is little difference between these three categories, although “CC” and “C” ratings are normally applied to obligations that are seen as highly likely to default, or subordinated to obligations rated in the “CCC” to “B” range. Obligations in respect of which default has not technically taken place but is considered inevitable may be rated in the “C” category.

“D” - A security rated “D” is assigned when the issuer has filed under any applicable bankruptcy, insolvency or winding up statute or there is a failure to satisfy an obligation after the exhaustion of grace periods, a downgrade to “D” may occur. DBRS may also use “SD” (Selective Default) in cases where only some securities are impacted, such as the case of a “distressed exchange”.

Municipal Note Ratings

An S&P Global Ratings U.S. municipal note rating reflects S&P Global Ratings’ opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, S&P Global Ratings’ analysis will review the following considerations:

●	Amortization schedule - the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and
●	Source of payment - the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

“SP-1” - A municipal note rated “SP-1” exhibits a strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

“SP-2” - A municipal note rated “SP-2” exhibits a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

“SP-3” - A municipal note rated “SP-3” exhibits a speculative capacity to pay principal and interest.

Moody’s uses the Municipal Investment Grade (“MIG”) scale to rate U.S. municipal bond anticipation notes of up to three years maturity. Municipal notes rated on the MIG scale may be secured by either pledged revenues or proceeds of a take-out financing received prior to note maturity. MIG ratings expire at the maturity of the obligation, and the issuer’s long-term rating is only one consideration in assigning the MIG rating. MIG ratings are divided into three levels - “MIG-1” through “MIG-3” - while speculative grade short-term obligations are designated “SG”. The following summarizes the ratings used by Moody’s for these short-term obligations:

“MIG-1” - This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

“MIG-2” - This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

“MIG-3” - This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

“SG” - This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

In the case of variable rate demand obligations (“VRDOs”), a two-component rating is assigned; a long- or short-term debt rating and a demand obligation rating. The first element represents Moody’s evaluation of risk associated with scheduled principal and interest payments. The second element represents Moody’s evaluation of risk associated with the ability to receive purchase price upon demand (“demand feature”). The second element uses a rating from a variation of the MIG scale called the Variable Municipal Investment Grade (“VMIG”) scale. The rating transitions on the VMIG scale differ from those on the Prime scale to reflect the risk that external liquidity support generally will terminate if the issuer’s long-term rating drops below investment grade.

“VMIG-1” - This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-2” - This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“VMIG-3” - This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

“SG” - This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

“NR” - Is assigned to an unrated obligation.

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

About Credit Ratings

An S&P Global Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects S&P Global Ratings’ view of the obligor’s capacity and willingness to meet its financial commitments as they come due, and this opinion may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Moody’s credit ratings must be construed solely as statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Ratings assigned on Moody’s global long-term and short-term rating scales are forward-looking opinions of the relative credit risks of financial obligations issued by non-financial corporates, financial institutions, structured finance vehicles, project finance vehicles, and public sector entities.

Fitch’s credit ratings relating to issuers are an opinion on the relative ability of an entity to meet financial commitments, such as interest, preferred dividends, repayment of principal, insurance claims or counterparty obligations. Fitch credit ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. Fitch’s credit ratings cover the global spectrum of corporate, sovereign financial, bank, insurance, and public finance entities (including supranational and sub-national entities) and the securities or other obligations they issue, as well as structured finance securities backed by receivables or other financial assets.

Credit ratings provided by DBRS are forward-looking opinions about credit risk which reflect the creditworthiness of an issuer, rated entity, and/or security. Credit ratings are not statements of fact. While historical statistics and performance can be important considerations, credit ratings are not based solely on such; they include subjective considerations and involve expectations for future performance that cannot be guaranteed. To the extent that future events and economic conditions do not match expectations, credit ratings assigned to issuers and/or securities can change. Credit ratings are also based on approved and applicable methodologies, models, and criteria (“Methodologies”), which are periodically updated and when material changes are deemed necessary, this may also lead to rating changes.

Credit ratings typically provide an opinion on the risk that investors may not be repaid in accordance with the terms under which the obligation was issued. In some cases, credit ratings may also include consideration for the relative ranking of claims and recovery, should default occur. Credit ratings are meant to provide opinions on relative measures of risk and are not based on expectations of any specific default probability, nor are they meant to predict such.

The data and information on which DBRS bases its opinions is not audited or verified by DBRS, although DBRS conducts a reasonableness review of information received and relied upon in accordance with its Methodologies and policies.

DBRS uses rating symbols as a concise method of expressing its opinion to the market but there are a limited number of rating categories for the possible slight risk differentials that exist across the rating spectrum and DBRS does not assert that credit ratings in the same category are of “exactly” the same quality.

STATEMENT OF ADDITIONAL INFORMATION

The Finite Solar Finance Fund

Dated January 27, 2023

c/o Finite Management, LLC

401 Wilshire Blvd. #1251

Santa Monica, CA 90401

415-966-2000 (Tel.)

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus (the “Prospectus”) of The Finite Solar Finance Fund (the “Fund”) dated January 27, 2023 as it may be further amended or supplemented from time to time. A copy of the Prospectus may be obtained without charge by contacting the Fund at the telephone number or address set forth above.

This SAI is not an offer to sell Shares of the Fund (“Shares”) and is not soliciting an offer to buy the Shares in any state where the offer or sale is not permitted.

Capitalized terms not otherwise defined herein have the same meaning set forth in the Prospectus.

GENERAL INFORMATION AND HISTORY

The Fund is a continuously offered, non-diversified, closed-end management investment company that intends to operate as an “interval” fund (the “Fund”). As a regulated investment company (“RIC”) under the Internal Revenue Code of 1986 (the “Code”), the Fund will be required to comply with certain asset diversification tests at the end of each quarter of each of its taxable years. The Fund was organized as a Delaware statutory trust on January 12, 2021. The Fund’s principal office is located at 401 Wilshire Blvd., #1251, Santa Monica, CA 90401, and its telephone number is 415-966-2000. The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. Certain additional investment information is set forth below. Capitalized terms used in this SAI and not otherwise defined have the meanings given to them in the Fund’s Prospectus.

ADDITIONAL INFORMATION ON INVESTMENT OBJECTIVES, POLICIES AND RISKS

Finite Management, LLC (the “Adviser”) serves as the investment adviser to the Fund. The Fund’s investment objective and principal investment strategies and risks, as well as other important information, are described in the Prospectus for the Fund, which should be read together with this SAI.

The discussion below supplements information contained in the Fund’s Prospectus pertaining to the investment policies of the Fund. Descriptions in this SAI of particular investment practices or techniques in which the Fund may engage are intended to describe the spectrum of investments that the Adviser in its discretion might, but is not required to, use in managing the Fund’s portfolio assets. The Adviser may in its discretion at any time employ such practice, technique, or instrument for the Fund. Furthermore, it is possible that certain types of financial instruments or investment techniques described herein may not be available, permissible, economically feasible or effective for their intended purposes in all markets. Certain practices, techniques or instruments may not be principal activities of the Fund, but to the extent employed, could from time to time have a material impact on the Fund’s performance.

The investment techniques and instruments described below and in the Fund’s Prospectus may, consistent with the Fund’s investment objective and investment policies, be used by the Fund if, in the opinion of the Adviser, such strategies will be advantageous to the Fund. The Fund may not invest in all of the instruments and techniques described below. In addition, the Fund is free to reduce or eliminate its activity with respect to any of the investment techniques described below without changing the Fund’s fundamental investment policies, and the Fund will periodically change the composition of its portfolio to best meet the Fund’s investment objective. For more information about the Fund’s principal strategies and risks, please see the Fund’s Prospectus.

Additional Information about the Fund’s Investments in Alternative Lending-Related Securities

Bankruptcy Risk. If a platform or third-party servicer become subject to a bankruptcy, the Fund’s investments in the alternative lending-related securities serviced by such entity may be negatively impacted. Although many of the loan servicers may have been organized and operated in a manner that is intended to minimize the likelihood that they will become insolvent, if the servicing entity were to become subject to bankruptcy proceedings, payments on the corresponding alternative lending-related securities could be substantially delayed or reduced, and any interest accrued on those obligations may never be paid to investors.

If a platform becomes subject to bankruptcy, the Fund’s investments in securities issued by the platform may be negatively impacted. If a platform becomes subject to bankruptcy proceedings, the Fund can expect to realize on any investments only to the extent that the platform’s creditors are made whole and the platform still has residual profits that would benefit investors.

If a borrower becomes subject to a bankruptcy proceeding, the Fund’s investments in any loan that is an unsecured obligation of the borrower may be negatively impacted. If a borrower enters bankruptcy, an automatic stay of all proceedings against the borrower’s property will typically be granted. This stay will prevent the platform or third-party servicer from foreclosing on such property unless relief from the stay can be obtained from the bankruptcy court, and there is no guarantee that any such relief will be obtained. The Fund may incur significant legal fees and costs in attempting to obtain relief from a bankruptcy stay from the bankruptcy court and, even if such relief is ultimately granted, it may take several months or more to obtain. In addition, bankruptcy courts have broad powers to permit the sale of any real property free of any lien that a loan servicer may have, to compel the servicer to accept an amount less than the balance due under a loan and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan, all of which could negatively impact the value of the Fund’s investments.

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Chargeback Risk. Because the Fund expects to receive payments received by the loan servicing agent from borrowers, the Fund may be affected by “borrower chargebacks,” which occur when a borrower who has made a payment on an underlying loan has its bank cancel the payment or request a refund of that payment. In the event that a borrower successfully processes a chargeback on a loan payment after proceeds have been distributed to the Fund, the loan servicing agent will deduct the amount of that payment from the Fund’s account with the loan servicing agent and amounts that would otherwise be credited to the Fund’s account (including amounts deposited or that are payable on other loans) are subject to set-off against any such negative cash balance.

Additional Investments, Practices and Risks

Collateralized Loan Obligations. The Fund may invest CLOs and other similarly structured investments. A CLO is an asset-backed security whose underlying collateral is a pool of loans, which with respect to the Fund may include, among others, domestic and foreign floating rate and fixed rate senior secured loans, senior unsecured loans, and subordinate corporate loans, including loans that may be rated below investment grade or equivalent unrated loans. In addition to the normal risks associated with loan- and credit-related securities (e.g., loan-related investments risk, interest rate risk and default risk), investments in CLOs carry additional risks including, but not limited to, the risk that: (i) distributions from the collateral may not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the Fund may invest in tranches of CLOs that are subordinate to other tranches; (iv) the structure and complexity of the transaction and the legal documents could lead to disputes among investors regarding the characterization of proceeds; and (v) the CLO’s manager may perform poorly. CLOs may charge management and other administrative fees, which are in addition to those of the Fund.

CLOs issue classes or “tranches” that offer various maturity, risk, and yield characteristics. Losses caused by defaults on underlying assets are borne first by the holders of subordinate tranches. Tranches are categorized as senior, mezzanine, and subordinated/equity, according to their degree of risk. If there are defaults or the CLO’s collateral otherwise underperforms, scheduled payments to senior tranches take precedence over those of mezzanine tranches, and scheduled payments to mezzanine tranches take precedence over those of subordinated/equity tranches. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the collateral and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Because it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than its underlying collateral and may be rated investment grade. Despite the protection from the equity and mezzanine tranches, more senior tranches of CLOs can experience losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of more subordinate tranches, market anticipation of defaults, as well as aversion to CLO securities as a class.

Typically, CLOs are privately offered and sold, and thus, are not registered under the securities laws. As a result, investments in CLOs may be illiquid and may have limited independent pricing transparency. However, an active dealer market may exist for CLOs that qualify under the Rule 144A “safe harbor” from the registration requirements of the Securities Act for resales of certain securities to qualified institutional buyers.

The Fund may also invest in CDOs, which are structured similarly to CLOs, but are backed by pools of assets that are debt securities (rather than being limited only to loans), typically including bonds, other structured finance securities (including other asset-backed securities and other CDOs) and/or synthetic instruments. Like CLOs, the risks of an investment in a CDO depend largely on the type and quality of the collateral securities and the tranche of the CDO in which a Fund invests. CDOs collateralized by pools of asset-backed securities carry the same risks as investments in asset-backed securities directly, including losses with respect to the collateral underlying those asset-backed securities. In addition, certain CDOs may not hold their underlying collateral directly, but rather, use derivatives such as swaps to create “synthetic” exposure to the collateral pool. Such CDOs entail the risks associated with derivative instruments. CBOs are CDOs which are backed exclusively by bonds.

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In addition, the complex structure of the security may produce unexpected investment results, especially during times of market stress or volatility. Investments in structured finance securities may also be subject to liquidity risk.

Commercial Paper. Commercial paper represents short-term unsecured promissory notes issued in bearer form by corporations such as banks or bank holding companies and finance companies. See Appendix B for more information on ratings assigned to commercial paper. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies. Commercial paper may be secured by letters of credit, a surety bond or other forms of collateral. Commercial paper is usually repaid at maturity by the issuer from the proceeds of the issuance of new commercial paper. As a result, investment in commercial paper is subject to the risk the issuer cannot issue enough new commercial paper to satisfy its outstanding commercial paper, also known as rollover risk. Commercial paper may become illiquid or may suffer from reduced liquidity in certain circumstances. Like all fixed income securities, commercial paper prices are susceptible to fluctuations in interest rates. If interest rates rise, commercial paper prices will decline. The short-term nature of a commercial paper investment makes it less susceptible to interest rate risk than many other fixed income securities because interest rate risk typically increases as maturity lengths increase. Commercial paper tends to yield smaller returns than longer-term corporate debt because securities with shorter maturities typically have lower effective yields than those with longer maturities. As with all fixed income securities, there is a chance that the issuer will default on its commercial paper obligation.

Deflation. Deflation risk is the risk that prices throughout the economy decline over time, which may have an adverse effect on the market valuation of companies, their assets and revenues. In addition, deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio.

Derivative Instruments. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates and related indexes. The Fund may invest in derivative instruments including without limitation, options, futures, options on futures, forwards, swaps, options on swaps, structured securities and other derivatives for hedging purposes and non-hedging purposes (that is, to seek to increase total return), although suitable derivative instruments may not always be available to the Adviser for these purposes. The Fund may purchase and write call and put options on securities and enter into futures contracts and use options on futures contracts as further described below. The Fund may use these techniques to hedge against changes in interest rates or securities prices or to attempt to achieve investment returns as part of its overall investment strategies.

The value of some derivative instruments in which the Fund may invest may be particularly sensitive to changes in prevailing interest rates. In addition, while the use of derivatives for hedging purposes can reduce losses, it can also reduce or eliminate gains, and hedges are sometimes subject to imperfect matching between the derivative and security it is hedging, which means that a hedge might not be effective. The Fund might not employ any of the strategies described above, and no assurance can be given that any strategy used will succeed. A decision as to whether, when, and how to utilize derivative instruments involves skill and judgment, and even a well-conceived derivatives strategy may be unsuccessful. The use of derivative instruments involves brokerage fees and/or other transaction costs.

Investment in futures-related and commodity-linked derivatives may subject the Fund to additional risks, and in particular may subject the Fund to greater volatility than investments in traditional securities. The value of futures-related and commodity-linked derivative instruments may be affected by changes in overall market movements, commodity index volatility, changes in interest rates or factors affecting a particular industry or commodity, such as drought, floods, weather, livestock disease, embargoes, tariffs, and international economic, political, and regulatory developments. In order to qualify for the special tax treatment available to regulated investment companies under the Code, the Fund must, among other requirements, derive at least 90% of its gross income each taxable year from certain specified types of investments. It is currently unclear which types of commodities-linked derivatives fall within these specified investment types. As a result, if the Fund’s investment in commodities-linked derivatives were to exceed a certain threshold, the Fund could fail to qualify for the special tax treatment available to regulated investment companies under the Code.

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The Fund’s use of options, forwards, swaps, structured securities, and other derivative instruments may result in losses. These instruments, which may pose risks in addition to and greater than those associated with investing directly in securities, currencies, or other investments, may be illiquid or less liquid, volatile, difficult to price and leveraged so that small changes in the value of the underlying instruments may produce disproportionate losses to the Fund. Certain derivatives are also subject to counterparty risk, which is the risk that the other party in the transaction will not fulfill its contractual obligations, liquidity risk and risks arising from margin requirements, which include the risk that the Fund will be required to pay additional margin or set aside additional collateral to maintain open derivative positions. Derivatives may be used for hedging purposes and non-hedging purposes.

The use of derivatives is a highly specialized activity that involves investment techniques and risks different from those associated with investments in more traditional securities and instruments, and there is no guarantee that the use of derivatives will achieve their intended result. If the Adviser is incorrect in its expectation of the timing or level of fluctuation in securities prices, interest rates, currency prices or other variables, the use of derivatives could result in losses, which in some cases may be significant.

A lack of correlation between changes in the value of derivatives and the value of the portfolio investments (if any) being hedged could also result in losses. In addition, there is a risk that the performance of the derivatives or other instruments used by the Adviser to replicate the performance of a particular asset class may not accurately track the performance of that asset class.

The Fund may use derivatives, including swaps, to implement short positions. Taking short positions involves leverage of the Fund’s assets and presents various risks. If the value of the instrument or market in which the Fund has taken a short position increases, then the Fund will incur a loss equal to the increase in value from the time that the short position was entered into plus any premiums and interest paid to a counterparty. Therefore, taking short positions involves the risk that losses may be exaggerated, potentially losing more money than the actual cost of the investment.

As an investment company registered with the SEC, the Fund may identify on its books (often referred to as “asset segregation”) liquid assets, or engage in other SEC or SEC staff approved or other appropriate measures, to “cover” open positions with respect to certain kinds of derivative instruments. In addition, the use of certain derivatives may cause the Fund to realize higher amounts of income or short-term capital gains (generally taxed at ordinary income tax rates).

Regulatory Risks of Derivative Use

The U.S. government has enacted legislation that provides for new regulation of the derivatives market. The Securities and Exchange Commission (“SEC”) has recently adopted a new rule relating to a registered investment company’s use of derivatives and related instruments that requires the Fund to observe more stringent asset coverage and related requirements than previously imposed by the Investment Company Act of 1940 (the “1940 Act”), which could adversely affect the value or performance of the Fund. Because this regulation is new and evolving, its impact remains unclear. This regulation could limit or impact the Fund’s ability to invest in derivatives and other instruments, limit the Fund’s ability to employ certain strategies that use derivatives and adversely affect the Fund’s performance, efficiency in implementing its strategy, liquidity and ability to pursue its investment objectives.

The Commodities Futures Trading Commission (“CFTC”) has adopted certain regulatory changes that subject advisers to certain registered investment companies to registration with the CFTC as a commodity pool operator (“CPO”) if an investment company is unable to meet certain trading and marketing limitations. The Adviser intends to rely on an exemption from the CFTC’s CPO registration requirements and anticipates claiming relief from registration as a CPO. However, it is possible that the Adviser may be required to register as a CPO in the future and comply with any applicable reporting, disclosure, or other regulatory requirements. Compliance with CFTC regulatory requirements will increase Fund expenses. Other potentially adverse regulatory initiatives could also develop.

It is also possible that additional government regulation of various types of derivative instruments, including futures, options, and swap agreements, may limit or prevent the Fund from using such instruments as a part of its investment strategy, and could ultimately prevent the Fund from being able to achieve its investment objective. It is impossible to fully predict the effects of past, present, or future legislation and regulation in this area, but the effects could be substantial and adverse. It is possible that legislative and regulatory activity could limit or restrict the ability of the Fund to use certain instruments as a part of its investment strategy. Limits or restrictions applicable to the counterparties with which the Fund may engage in derivative transactions could also prevent the Fund from using certain instruments.

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There is a possibility of future regulatory changes altering, perhaps to a material extent, the nature of an investment in the Fund or the ability of the Fund to continue to implement its investment strategy. The futures, options and swaps markets are subject to comprehensive statutes, regulations, and margin requirements. In addition, the SEC, CFTC, and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher margin requirements, the establishment of daily price limits, and the suspension of trading. The regulation of futures, options and swaps transactions in the U.S. is a rapidly changing area of law and is subject to modification by government and judicial action.

In 2010, the U.S. government enacted legislation that provides for new regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The CFTC and certain futures exchanges have also established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts. All positions owned or controlled by the same person or entity, even if in different accounts, may be aggregated for purposes of determining whether the applicable position limits have been exceeded. Thus, even if the Fund does not intend to exceed applicable position limits, it is possible that different clients managed by the Adviser and any of its affiliates may be aggregated for this purpose. The trading decisions of the Adviser may have to be modified and positions held by the Fund may have to be liquidated in order to avoid exceeding such limits. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the profitability of the Fund.

Floating Rate Loans and Other Variable and Floating Rate Securities. The interest rates payable on certain securities in which the Fund may invest are not fixed and may fluctuate based upon changes in market rates. Variable and floating rate obligations are debt instruments issued by companies or other entities with interest rates that reset periodically (typically, daily, monthly, quarterly, or semi-annually) in response to changes in the market rate of interest on which the interest rate is based. Moreover, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels, but they may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline.

Floating rate loans consist generally of obligations of companies or other entities (collectively, “borrowers”) incurred for a variety of purposes. Floating rate loans may be acquired by direct investment as a lender or as an assignment of the portion of a floating rate loan previously attributable to a different lender. The Fund may also invest in floating rate loans through a participation interest (which represents a fractional interest in a floating rate loan) issued by a lender or other financial institution.

Floating rate loans may be obligations of borrowers that are highly leveraged. Floating rate loans may be structured to include both term loans, which are generally fully funded at the time of the making of the loan, and revolving credit facilities, which would require additional investments upon the borrower’s demand. A revolving credit facility may require a purchaser to increase its investment in a floating rate loan at a time when it would not otherwise have done so, even if the borrower’s condition makes it unlikely that the amount will ever be repaid.

A floating rate loan offered as part of the original lending syndicate typically is purchased at par value. As part of the original lending syndicate, a purchaser generally earns a yield equal to the stated interest rate. In addition, members of the original syndicate typically are paid a commitment fee. In secondary market trading, floating rate loans may be purchased or sold above, at, or below par, which can result in a yield that is below, equal to, or above the stated interest rate, respectively. At certain times when reduced opportunities exist for investing in new syndicated floating rate loans, floating rate loans may be available only through the secondary market. There can be no assurance that an adequate supply of floating rate loans will be available for purchase.

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Historically, floating rate loans have not been registered with the SEC or any state securities commission or listed on any securities exchange. As a result, the amount of public information available about a specific floating rate loan historically has been less extensive than if the floating rate loan were registered or exchange-traded. As a result, no active market may exist for some floating rate loans.

Purchasers of floating rate loans and other forms of debt obligations depend primarily upon the creditworthiness of the borrower for payment of interest and repayment of principal. If scheduled interest or principal payments are not made, the value of the obligation may be adversely affected. Floating rate loans and other debt obligations that are fully secured provide more protections than unsecured obligations in the event of failure to make scheduled interest or principal payments. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks and may be highly speculative. Borrowers that are in bankruptcy or restructuring may never pay off their indebtedness, or may pay only a small fraction of the amount owed. Some floating rate loans and other debt obligations are not rated by any NRSRO. In connection with the restructuring of a floating rate loan or other debt obligation outside of bankruptcy court in a negotiated work-out or in the context of bankruptcy proceedings, equity securities or junior debt obligations may be received in exchange for all or a portion of an interest in the obligation.

Inflation. Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Shares and distributions can decline.

Investment Companies. The Fund may invest in securities of other investment companies, including mutual funds, closed-end funds, exchange traded funds (“ETFs”), and business development companies (“BDCs”), subject to statutory limitations prescribed by the 1940 Act, or exemptive relief thereunder. A BDC is a type of closed-end investment company that typically invests in small and medium-sized companies. A BDC’s portfolio is subject to the risks inherent in investing in smaller companies, including that portfolio companies may be dependent on a small number of products or services and may be more adversely affected by poor economic or market conditions. Some BDCs invest substantially, or even exclusively, in one sector or industry group and therefore the BDC may be susceptible to adverse conditions and economic or regulatory occurrences affecting the sector or industry group, which tends to increase volatility and result in higher risk.

ETFs are funds whose shares are traded on securities exchanges and generally seek to approximate the investment performance of their respective benchmarks by investing in a variety of U.S. and foreign equity, debt, commodities, money market securities, futures, and other instruments. The shares of an ETF may be assembled in a block (typically 50,000 shares) known as a creation unit and redeemed in-kind for a portfolio of the underlying securities (based on the ETF’s net asset value (“NAV”)) together with a cash payment generally equal to accumulated dividends as of the date of redemption. Conversely, a creation unit may be purchased from the ETF by depositing a specified portfolio of the ETF’s underlying securities, as well as a cash payment generally equal to accumulated dividends of the securities (net of expenses) up to the time of deposit.

In addition, to the extent the Fund invests a portion of its Managed Assets in other investment companies (including ETFs and BDCs), those assets will be subject to the risks of the purchased funds’ portfolio securities, and a Shareholder in the Fund will bear not only his or her proportionate share of the Fund’s expenses, but also indirectly the expenses of the purchased funds. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other funds. Fees and expenses of BDCs are generally higher than those of other investment companies. The Fund’s investments in other funds also are subject to the ability of the managers of those funds to achieve the funds’ investment objective(s). Risks associated with investments in other investment companies may generally include the risks described in the Prospectus associated with the Fund’s structure as a closed-end fund, including market risk.

LIBOR Transition. The Fund’s debt investments may be based on floating rates, such as the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate, the Federal Funds Rate, or the Prime Rate. General interest rate fluctuations may have a substantial negative impact on the Fund’s investments, the value of its securities and its rate of return on invested capital. It is currently unclear how increased regulatory oversight and the future of LIBOR may affect market liquidity and the value of the financial obligations to be held by or issued to the Fund that are linked to LIBOR, or how such changes could affect the Fund’s investments and transactions and financial condition or results of operations. Central banks and regulators in a number of major jurisdictions (for example, United States, United Kingdom, European Union, Switzerland and Japan) have convened working groups to find, and implement the transition to, suitable replacements for interbank offered rates. The U.K. Financial Conduct Authority, which regulates LIBOR, has announced that it will not compel panel banks to contribute to LIBOR after 2021. On March 5, 2021, ICE Benchmark Administration Limited, the administrator of LIBOR, announced its intention to cease publishing a majority of the USD LIBOR rates immediately after publication on June 30, 2023, with the remaining USD LIBOR rates to end immediately after publication on December 31, 2021.The E.U. Benchmarks Regulation imposed conditions under which only compliant benchmarks may be used in new contracts after 2021. The U.S. Federal Reserve, based on the recommendations of the New York Federal Reserve’s Alternative Reference Rate Committee (comprised of major derivative market participants and their regulators), has begun publishing Secured Overnight Financing Rate (SOFR), a broad measure of secured overnight U.S. Treasury repo rates, that is intended to replace USD LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. Although SOFR appears to be the preferred replacement rate for U.S. dollar LIBOR, at this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or other reforms to LIBOR that may be enacted in the United States, United Kingdom or elsewhere. The elimination of LIBOR or any other changes or reforms to the determination or supervision of LIBOR or alternative reference rates could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, and other financial obligations or extensions of credit held by or due to the Fund.

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The replacement of LIBOR with an alternative reference rate could require extensive negotiations of and/or amendments to agreements and other documentation governing LIBOR-linked investments products; lead to disputes, litigation or other actions with counterparties or portfolio companies regarding the interpretation and enforceability of “fall back” provisions that provide for an alternative reference rate in the event of LIBOR’s unavailability; and result in LIBOR being replaced by a rate that has the effect of reducing the Fund’s return on its investment.

Money Market Instruments. The Fund may invest in money market instruments, which are U.S. dollar-denominated, high-quality, short-term debt obligations, to provide liquidity, for temporary defensive purposes, or for other purposes. Money market instruments may have fixed, variable, or floating interest rates. Examples of money market instruments include obligations issued or guaranteed by the U.S. government (or any of its agencies or instrumentalities); bank obligations, such as time deposits, certificates of deposit and bankers’ acceptances; commercial paper; and variable amount master demand notes.

Repurchase Agreements. The Fund may enter into repurchase agreements with banks or registered broker-dealers. It might do so with temporarily available cash (e.g., pending the investment of the proceeds from sales of Fund shares or pending the settlement of portfolio securities transactions) or for temporary defensive purposes. Repurchase agreements involve the purchase of securities subject to the seller’s agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with eligible counterparties which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The collateral may consist of any type of security in which the Fund is eligible to invest directly. Repurchase agreements involving obligations other than U.S. Government securities may be subject to special risks and may not have the benefit of certain protections in the event of the counterparty’s insolvency. If the other party or “seller” defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund’s costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund’s interest in the collateral is not enforceable.

The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Reverse Repurchase Agreements. The Fund may enter into reverse repurchase agreements with banks and brokers. Reverse repurchase agreements involve sales by the Fund of portfolio securities concurrently with an agreement by the Fund to repurchase the same securities at a later date at a fixed price. During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities and also has the opportunity to earn a return on the collateral furnished by the counterparty to secure its obligation to redeliver the securities. Reverse repurchase agreements involve leveraging. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund’s outstanding shares will decline in value proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by the Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by the Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

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The Fund may “set aside” liquid assets or engage in other appropriate measures to “cover” its obligations with respect to its transactions in reverse repurchase agreements. As a result of such segregation, the Fund’s obligations under such transactions will not be considered senior securities representing indebtedness for purposes of the 1940 Act and the Fund’s use of leverage through reverse repurchase agreements will not be limited by the 1940 Act. The Fund’s use of leverage through reverse repurchase agreements may be limited by the availability of cash or liquid securities to earmark or segregate in connection with such transactions.

If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund’s obligation to repurchase the securities, and the Fund’s use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Also, the Fund would bear the risk of loss to the extent that the proceeds of the reverse repurchase agreement are less than the value of the securities subject to such agreement. With respect to any reverse repurchase agreement or similar transaction, the Fund’s Managed Assets shall include any proceeds from the sale of such instrument.

Securities Lending. The Fund may engage in securities lending. The Fund may lose money in the event that the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of the collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund.

Swaps. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments that are traded in the over-the-counter market. The Adviser, under the supervision of the Board, is responsible for determining and monitoring the liquidity of Fund transactions in swap agreements. The use of equity swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions.

Swap Agreements

Swap agreements are typically two-party, uncleared contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or “swapped” between the parties are calculated with respect to a “notional amount,” i.e., the return on or increase in value of a particular dollar amount invested in a “basket” of securities representing a particular index. To the extent the Fund enters into swap agreements, the obligations of the parties to any such agreement will usually be calculated on a “net basis.” Consequently, the Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Payments may be made at the conclusion of a swap agreement or periodically during its term. Swap agreements often do not involve the delivery of securities or other underlying assets. Accordingly, if a swap is entered into on a net basis, if the other party to a swap agreement defaults, the Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any. The net amount of the excess, if any, of the Fund’s obligations over its entitlements with respect to a swap agreement entered into on a net basis will be accrued daily and an amount of cash or liquid asset having an aggregate NAV at least equal to the accrued excess will be maintained in an account with the Fund’s custodian that satisfies the 1940 Act. The Fund will also establish and maintain such accounts with respect to its total obligations under any swaps that are not entered into on a net basis. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities. Because most swap agreements are two-party contracts and may have terms of greater than seven days, swap agreements may be considered to be illiquid for the Fund illiquid investment limitations. The Fund will not enter into any swap agreement unless the Adviser believes that the other party to the transaction is creditworthy. The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

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The Fund may enter into a swap agreement in circumstances where the Adviser believes that it may be more cost effective or practical than buying the underlying securities or a futures contract or an option on such securities. The counterparty to any swap agreement will typically be a bank, investment banking firm or broker/dealer. The counterparty will generally agree to pay the Fund the amount, if any, by which the notional amount of the swap agreement would have increased in value had it been invested in the particular stocks, futures contracts, or other underlying assets represented in the index, plus the dividends that would have been received on those instruments. The Fund will agree to pay to the counterparty a floating rate of interest on the notional amount of the swap agreement plus the amount, if any, by which the notional amount would have decreased in value had it been invested in such stocks, futures contracts, or other underlying assets. Therefore, the return to the Fund on any swap agreement should be the gain or loss on the notional amount plus dividends on the stocks less the interest paid by the Fund on the notional amount.

The Fund may enter into total return swap agreements. Total return swap agreements are contracts in which one party agrees to make periodic payments based on the change in market value of underlying assets, which may include a specified security, futures contract, basket of securities or futures contracts, defined portfolios of bonds, loans and mortgages, or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Total return swap agreements may be used to obtain exposure to a security, commodity, or market without owning or taking physical custody of such security, commodity, or market. Total return swap agreements may effectively add leverage to the Fund’s portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the notional amount of the swap. Total return swaps are a mechanism for the user to accept the economic benefits of asset ownership without utilizing the balance sheet. The other leg of the swap, usually LIBOR, is spread to reflect the non-balance sheet nature of the product. Total return swaps can be designed with any underlying asset agreed between two parties. Typically, no notional amounts are exchanged with total return swaps. Total return swap agreements entail the risk that a party will default on its payment obligations to the Fund thereunder. Swap agreements also entail the risk that the Fund will not be able to meet its obligation to the counterparty. Generally, the Fund will enter into total return swaps on a net basis (i.e., the two payment streams are netted out with the Fund receiving or paying, as the case may be, only the net amount of the two payments).

Credit Default Swaps

In a credit default swap, one party makes a stream of payments to another party in exchange for the right to receive a specified return in the event of a default by a third party, typically an emerging country, on its obligation. The Fund may use credit default swaps to provide a measure of protection against defaults of sovereign issuers (i.e., to reduce risk where the Fund owns or has exposure to the sovereign issuer) and may use credit default swaps to take an active long or short position with respect to the likelihood of a particular issuer’s default. In connection with these agreements, cash or liquid securities may be set aside as collateral by the Fund’s custodian in accordance with the terms of the swap agreement. The Fund earns interest on cash set aside as collateral. Swaps are marked to market daily based upon quotations from market makers and the change in value, if any, is recorded as unrealized gain or loss. These financial instruments are not actively traded on financial markets. The values assigned to these instruments are based upon the best available information and because of the uncertainty of the valuation, these values may differ significantly from the values that would have been realized had a ready market for these instruments existed, and the differences could be material. Payments received or made at the end of the measurement period are recorded as realized gain or loss. Entering into these agreements involves, to varying degrees, elements of credit, market, and documentation risk. Such risks involve the possibility that there will be no liquid market for these agreements, that the counterparty to the agreements may default on its obligation to perform or disagree as to the meaning of contractual terms in the agreements, and that there may be unfavorable changes in interest rates.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and related regulatory developments requires the clearing and exchange-trading of certain interest rate swaps and credit default swaps. The Dodd-Frank Act will ultimately require the clearing of many additional types of over the counter derivative instruments that the CFTC and SEC recently defined as “swaps” including non-deliverable foreign (non-U.S.) exchange forwards, over the counter foreign (non-U.S.) exchange options and swaptions. Mandatory exchange-trading and clearing will take place on a phased-in basis based on type of market participant and CFTC approval of contracts for central clearing. The Adviser will continue to monitor developments in this area, particularly to the extent regulatory changes affect the Fund’s ability to enter into swap agreements. Under the Dodd-Frank Act, certain derivatives will become subject to margin requirements and swap dealers will potentially be required to collect margin from the Fund with respect to such derivatives.

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“When-Issued” and “Delayed-Delivery” Transaction Risk. The Fund may invest in securities on a “when-issued” basis and may purchase or sell securities on a “delayed-delivery” (or “forward-commitment”) basis. “When-issued” and “delayed-delivery” are terms that refer to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery.

When such transactions are negotiated, the price (which is generally expressed in yield terms) is fixed at the time the commitment is made. Delivery and payment for the securities take place at a later date. The securities are subject to change in value from market fluctuations during the period until settlement. The value at delivery may be less than the purchase price. For example, changes in interest rates in a direction other than that expected by the Adviser before settlement will affect the value of such securities and may cause a loss to the Fund. During the period between purchase and settlement, the Fund makes no payment to the issuer and no interest accrues to the Fund from the investment until it receives the security at settlement.

The Fund may engage in when-issued transactions to secure what the Adviser considers to be an advantageous price and yield at the time the obligation is entered into. When the Fund enters into a when-issued or delayed-delivery transaction, it relies on the other party to complete the transaction. Its failure to do so may cause the Fund to lose the opportunity to obtain the security at a price and yield the Adviser considers to be advantageous.

When the Fund engages in when-issued and delayed-delivery transactions, it does so for the purpose of acquiring or selling securities consistent with its investment objective and policies or for delivery pursuant to options contracts it has entered into, and not for the purpose of investment leverage. Although the Fund’s purpose in entering into delayed-delivery or when-issued purchase transactions is to acquire securities, it may dispose of a commitment prior to settlement. If the Fund chooses to dispose of the right to acquire a when-issued security prior to its acquisition or to dispose of its right to delivery or receive against a forward commitment, it may incur a gain or loss.

At the time the Fund makes the commitment to purchase or sell a security on a when-issued or delayed-delivery basis, it records the transaction on its books and reflects the value of the security purchased in determining the Fund’s net asset value. In a sale transaction, it records the proceeds to be received. The Fund will identify on its books liquid assets at least equal in value to the value of the Fund’s purchase commitments until the Fund pays for the investment.

INVESTMENT RESTRICTIONS

The investment objective and the principal investment strategies of the Fund, as well as the principal risks associated with such investment strategies, are set forth in the Prospectus. The Fund’s stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of the Fund (the “Shares”), are listed below. For the purposes of this SAI, “majority of the outstanding voting securities of the Fund” means the vote, at an annual or special meeting of Shareholders, duly called, of the lesser of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares are present or represented by proxy; or (b) more than 50% of the outstanding Shares. The Fund’s investment objective and the remainder of the Fund’s investment policies and limitations (as disclosed in the Prospectus) that are not specifically identified as a fundamental policy or investment restriction, including its investment strategy, are not considered to be fundamental and can be changed without a vote of the shareholders. However, the Fund’s policy of investing at least 80% of its Managed Assets in Solar Finance Assets may only be changed by the Board of the Fund following the provision of 60 days’ prior written notice to the shareholders. Any percentage limitations described in the Prospectus and this SAI, unless otherwise noted, are as of the time of investment by the Fund and may be exceeded on a going-forward basis as a result of market value fluctuations of the Fund’s portfolio or other events.

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Fundamental Policies

As a matter of fundamental policy, the Fund may not:

(1)	issue senior securities, except as permitted under the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time;

(2)	purchase securities on margin, engage in short sales or write put or call options, except as permitted under the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time;

(3)	borrow money, except to the extent permitted by the 1940 Act, as interpreted or modified by regulatory authority having jurisdiction, from time to time;
(4)	engage in the business of underwriting securities issued by others, except to the extent that the Fund may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended, in connection with the purchase and sale of portfolio securities;
(5)	invest 25% or more of its total assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government or its agencies or instrumentalities), provided, however, that under normal circumstances the Fund will invest, directly or indirectly, at least 25% of its total assets in alternative-lending related securities and other investments issued primarily for solar financing;
(6)	purchase or sell real estate, which term does not include securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts, and mortgages or investments secured by real estate or interests therein, except that the Fund reserves freedom of action to hold and to sell real estate or mortgages on real estate acquired as a result of the Fund’s ownership of securities;
(7)	purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments or investments (but this shall not prevent the Fund (i) from purchasing or selling options, forward and futures contracts or other derivative instruments or from investing in securities or other instruments backed by physical commodities, (ii) from investing in companies that are engaged in a commodities business or have a significant portion of their assets in commodities, or (iii) from investing in commodity pools and other entities that purchase and sell commodities and commodity contracts);
(8)	make loans, except as permitted under the 1940 Act, as interpreted, modified or otherwise permitted by regulatory authority having jurisdiction, from time to time; and
(9)	(i) invest in Solar Loans that are of subprime quality at the time of investment; or (ii) purchase Solar Loans or other alternative lending-related securities or instruments from Solar Loan Originators whose business consists primarily of originating loans of subprime quality.

The Fund has adopted the following fundamental policies in order to repurchase its Shares:

●	On a quarterly basis, in the months of April, July, October, and January the Fund will make an offer to repurchase a designated percentage of the outstanding Shares from shareholders (a “Repurchase Offer”), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.
●	The Fund will repurchase Shares that are tendered by a specific date occurring each quarter (the “Repurchase Request Deadline”). The Fund’s Board will establish the Repurchase Request Deadline for each Repurchase Offer, but such date may be revised by the Fund’s officers, in their sole discretion, based on factors such as market conditions, the level of the Fund’s assets and shareholder servicing considerations provided that the Board is notified of this change and the reasons for it.
●	There will be a maximum 14 calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset value applicable to the Repurchase Offer is determined.

See the Prospectus for more information on the Fund’s Periodic Repurchase Offers.

For purposes of fundamental policy (5) above, the Fund will treat investments issued primarily for solar financing as an industry or group of industries, for concentration purposes. Investments considered to be primarily for solar financing shall include but are not limited to Solar Loans, SPVs, Notes, issuers of pass-through obligations, asset-backed securities, Loan Participations and Assignments and other alternative-lending securities and instruments, securities of Solar Loan Originators, and debt securities of other solar participants. For purposes of this policy, the Fund considers other solar participants to be those that derive at least 50% of their assets, income, sales, or profits committed to, or derived from activities related to the solar industry.

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For purposes of fundamental policy (8) above, Section 21 of the 1940 Act makes it unlawful for a registered investment company, like the Fund, to lend money or other property if (i) the investment company’s policies set forth in its registration statement do not permit such a loan or (ii) the borrower controls or is under common control with the investment company. The Fund has not applied for, and currently does not intend to apply for, any exemptive relief that would allow it to make loans outside of the limits of the 1940 Act.

For purposes of fundamental policy (9) above, the Adviser will determine whether loans offered to the Fund are of subprime quality at the time of investment pursuant to guidelines approved by the Board from time to time. Although there is no specific legal or market definition of subprime quality, it is generally understood in the industry to signify that there is a material likelihood that the loan will not be repaid. The Adviser will make the determination that Solar Loans purchased by the Fund are not of subprime quality based on the Adviser’s due diligence of the credit underwriting policies of the originating or sourcing platform, which look to a number of borrower-specific factors to determine a borrower’s ability to repay a particular loan, including employments status, income, and credit bureau data where available. Credit bureau data is only one factor considered in determining the credit quality of a borrower and a loan. However, when FICO data is available from a platform with respect to a borrower, the Adviser’s guidelines generally prohibit the purchase of any consumer loan to an individual whose FICO score is not, either at the time of origination or the time of purchase, at least 650.

The Fund may incur borrowings and/or issue series of notes or other senior securities in an amount up to 33-1/3% of its total assets (including the amount borrowed) less all liabilities other than borrowings. For a further discussion of the limitations imposed on borrowing by the 1940 Act, please see the section entitled “Additional Information About the Fund’s Principal Investment Strategies - Borrowing” in the Prospectus.

Where applicable, the foregoing fundamental investment policies shall be interpreted based on the applicable rules, regulations and pronouncements of the SEC and its staff.

BOARD OF TRUSTEES AND OFFICERS

The business operations of the Fund are managed and supervised under the direction of the Board, subject to the laws of the State of Delaware and the Fund’s Second Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Board has overall responsibility for the management and supervision of the business affairs of the Fund on behalf of its Shareholders, including the authority to establish policies regarding the management, conduct, and operation of its business. The Board exercises the same powers, authority, and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The officers of the Fund conduct and supervise the daily business operations of the Fund.

The trustees of the Board (each, a “Trustee”) are not required to contribute to the capital of the Fund or to hold interests therein. A majority of Trustees of the Board are not “interested persons” (as defined in the 1940 Act) of the Fund (collectively, the “Independent Trustees”).

The identity of Trustees of the Board and officers of the Fund, and their brief biographical information, including their addresses, their year of birth and descriptions of their principal occupations during the past five years is set forth below.

The Trustees serve on the Board for terms of indefinite duration. A Trustee’s position in that capacity will terminate if the Trustee is removed or resigns or, among other events, upon the Trustee’s death, incapacity, retirement, or resignation. A Trustee may resign upon written notice delivered to any officer of the Trust or to a meeting of the Trustees, and may be removed, with or without cause, by action of at least two-thirds (66 2/3%) of the remaining Trustees not subject to the removal vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees of the Fund may appoint an individual to serve as a Trustee so long as immediately after the appointment at least two-thirds of the Trustees of the Fund then serving have been elected by the Shareholders of the Fund. The Board may call a meeting of the Shareholders to fill any vacancy in the position of a Trustee of the Fund, and must do so if the Trustees who were elected by the Shareholders cease to constitute a majority of the Trustees then serving on the Board.

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The Board believes that each of the Trustees’ experience, qualifications, attributes, and skills on an individual basis and in combination with those of the other Trustees lead to the conclusion that each Trustee should serve in such capacity. Among the attributes common to all Trustees is the ability to review critically, evaluate, question, and discuss information provided to them, to interact effectively with the other Trustees, the Adviser, other service providers, counsel, and the independent registered public accounting firm, and to exercise effective business judgment in the performance of their duties as Trustees. A Trustee’s ability to perform his or her duties effectively may have been attained through the Trustee’s business, consulting, and public service work; experience as a board member of non-profit entities or other organizations; education or professional training; and/or other life experiences. In addition to these characteristics, set forth below is a brief discussion of the specific experience, qualifications, attributes, or skills of each Trustee. Specific details regarding each Trustee’s principal occupations during the past five years are included in the tables below.

Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee*	Other Directorships held by Trustee

INTERESTED TRUSTEE
Kevin Conroy (1991)	Trustee; President	Since 2021	Portfolio Manager, The Finite Solar Finance Fund (since 2021); Chairman and President, Finite Corporation (since 2019); Member of Distributed Resource Ventures (2017-2019);	1	None

INDEPENDENT TRUSTEES
Karen Caldwell (1959)	Trustee	Since 2021	CFO, Reform Alliance (since 2019; CFO & Treasurer, NHP Foundation (2018-2019); CFO & EVP, New York City Housing Authority (2016-2018)	1	Saba Capital Income & Opportunities Fund
Brent L. Henry (1947)	Trustee	Since 2021	Partner, Mintz (law firm) since 2017; Vice President and General Counsel, Partners Healthcare (2002-2017)	1	None
Rose McKinney-James (1952)	Trustee	Since 2021	Managing Principal of Energy Works LLC and McKinney James & Associates (consulting) since 2002	1	MGM Resorts International
August William Ritter, Jr. (1956)	Trustee, Independent Chairperson of the Board	Since 2021	Director, Center for the New Energy Economy at Colorado State University (since 2011)	1	None

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Name, Address(1) and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex Overseen by Trustee*	Other Directorships held by Trustee

OFFICERS
David Kretschmer (1971)	Treasurer (Principal Financial Officer) Secretary	Since 2021 2021-2022	Portfolio Manager, The Finite Solar Finance Fund (since 2021); Board Member, Finite Corporation (since 2020); Executive Vice President, Surgery Partners (2018-2019); Treasurer & Chief Investment Officer, Anthem, Inc. (1992-2018)	N/A	N/A
Bo J. Howell (1981)	Secretary	Since 2022	Managing Partner, FinTech Law, LLC (2022- Present); CEO of CCO Technology, LLC (d/b/a Joot) (2018 – Present); Shareholder, Strauss Troy Co., LPA (2020 – 2022); Partner, Practus LLP (2018-2020)
Soth Chin	Chief Compliance Officer	Since 2021	Outsourced Chief Compliance Officer (2017 – present)	N/A	N/A

(1)	Unless otherwise indicated, the address of each trustee and officer is c/o Gryphon Fund Group, LLC, 3900 Park East Drive, #200, Beachwood, OH 44122.
(2)	Each Trustee and officer serves an indefinite term, until his or her successor is elected.

Kevin Conroy is a Portfolio Manager of the Fund where he is responsible for the day-to-day management of the Fund and its investments jointly with David Kretschmer. Mr. Conroy serves as Chairman and President of Finite Corporation where he leads the firm’s strategic and long-term initiatives. Prior to joining Finite, Mr. Conroy served as a Member of Distributed Resource Ventures from 2017 until 2019. Prior to that he was a product manager at Dividend Finance from 2015 to 2017, one of the nation’s largest residential solar loan originators. Mr. Conroy began his career within J.P. Morgan’s Investment Bank focusing on corporate restructurings and the management of the firm’s equity portfolio of interests in post-restructured companies. Mr. Conroy holds a bachelor’s degree in Finance and Accounting from Fordham University.

Karen Caldwell has served as the Chief Financial Officer of Reform Alliance, an advocacy organization dedicated to justice system reform and economic equity, since 2019. Previously, Ms. Caldwell served as the Chief Financial Officer and Treasurer of the NHP Foundation, a non for profit dedicated to increasing housing affordability, from 2018 to 2019. From 2016 to 2018, Ms. Caldwell served as the Chief Financial Officer and Executive Vice President of the New York City Housing Authority. Prior to such position, she served as the president of Hanseatic Management Services, Inc., an asset management company, from 2015 to 2016. Prior to Hanseatic, Ms. Caldwell served as a managing director of Alternative Investments at Amundi Investments, LLC, an investment advisement firm, from 2008 to 2014. From 1994 until 2008, Ms. Caldwell served as the Group Senior Vice President and Co-Head of Rates and Portfolio Management of ABN AMRO/LaSalle Bank Corporation Treasury. Ms. Caldwell also served as the Vice President of Foreign Exchange Trading and Sales at JPMorgan Chase from 1982 until 1994. Ms. Caldwell currently serves as an independent trustee of Saba Capital Income & Opportunities Fund where she also serves as the Chair of the Audit Committee. Ms. Caldwell served on the Audit Committee of the Chicago Housing Authority from 2014 until 2015. Ms. Caldwell earned a B.S. in Accounting from Florida A&M University, and an MBA in Finance & Marketing from Northwestern University, Kellogg School of Management. Ms. Caldwell’s qualifications to serve as a Trustee include her extensive experience as senior management in various businesses, including in the asset management industry, and decades of leadership experience in well-known financial institutions.

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Brent L. Henry has been a Member of the health law practice of the Mintz law firm since 2017. Prior to that, Mr. Henry served as Vice President and General Counsel of Partners HealthCare (now known as MassGeneral Brigham) from 2002 to 2017, where he oversaw the legal, internal audit, corporate compliance, and business ethics departments for the organization. Mr. Henry currently serves as a Director of Fiduciary Trust Company and as an Advisory Board Member of Equality Asset Management. In addition, Mr. Henry serves as a Trustee of the Boston Symphony Orchestra and as a Trustee of Martha’s Vineyard Hospital. Mr. Henry served as a Trustee of Princeton University from 2010 to 2020, the last 8 years as Vice Chair of the Board. Mr. Henry earned a bachelor’s degree from Princeton University and a law degree and master’s in Urban Studies from Yale University. Mr. Henry’s qualifications to serve as a Trustee include his extensive experience in senior management and director/trustee positions as well as his knowledge regarding complex business, legal, and regulatory issues.

Rose McKinney-James has served as the Managing Principal of Managing Principal of Energy Works Consulting LLC and McKinney James & Associates, providing consulting services regarding public affairs in the areas of energy, education, and environmental policy. Ms. McKinney-James has been a member of the Board of Directors MGM Resorts International since 2005 and is the Chair of its Corporate Social Responsibility and Sustainability Committee. She is a member of its Compensation Committee. She also serves as a director of several other organizations, including CLEAResult, where she is also a member of its Audit Committee; ioneer Ltd.; ASX:INR where she is the Chair of the ESG Committee; Toyota Financial Savings Bank, where she is a member of its Audit Committee and Chair of its CRA Committee; Pacific Premier Bancorp, where she is a member of its Risk Committee and Governing and Nominating Committee; and MGM Grand Detroit, LLC. Ms. McKinney James is an Emeritus Board Chair and a member of the Executive and Risk Committees of The US Energy Foundation. She serves as the Director of the National Association of Corporate Directors Pacific Southwest Chapter and Fellow of the National Association of Corporate Directors. She formerly served as a Director and Chair of the Board Governance and Nominating Committee and member of the Finance Committee of Employers Holdings, Inc. In the past, Ms. McKinney-James has served as the Director of Marketing and External Affairs of Nevada State Bank Public Finance and also served as President and Chief Executive Officer of the Corporation for Solar Technologies and Renewable Resources. In addition, Ms. McKinney-James has served as a Commissioner with the Nevada Public Service Commission and served as Director of the Nevada Department of Business and Industry. Ms. McKinney-James earned a bachelor’s degree in Liberal Arts from Olivet College and a law degree from Antioch School of Law. Ms. McKinney-James’ qualifications to serve as a Trustee include her extensive leadership experience in the renewable energy industry, her expertise in legal, financial, and governmental matters and her many years of experience serving on boards of directors of both public and private companies.

August William Ritter, Jr. served as Colorado’s 41st governor from 2007 to 2011. Governor Ritter founded the Center for the New Energy Economy at Colorado State University, which works with state and federal policy makers to create clean energy policy throughout the country, and has served as its Director since 2011. He currently serves as a Member of Blackhorn Ventures, as an Adviser for Green Alpha Advisors and as a Consultant for Revere Capital Advisors. He also serves on the Board of The Climate Group's North American Board, as Senior Advisor to Project Canary, and on the Board of Trustees for the Colorado Chapter of The Nature Conservancy. From 2005 to 2006, he was a Partner at the law firm of Hogan and Hartson, LLC. He served as the District Attorney for Denver, Colorado from 1993 to 2005. He authored the published book entitled Powering Forward - What Everyone Should Know About America’s Energy Revolution. Governor Ritter earned a bachelor’s degree in political science from Colorado State University and a law degree from the University of Colorado. Governor Ritter’s qualifications to serve as a Trustee include his extensive experience with government and energy policy as well as his leadership and senior management positions.

Leadership Structure and Oversight Responsibilities

Overall responsibility for oversight of the Fund rests with the Board. The Fund has engaged the Adviser to manage the Fund on a day-to-day basis. The Board is responsible for overseeing the Adviser and other service providers in the operations of the Fund in accordance with the provisions of the 1940 Act, applicable provisions of state and other laws and the Declaration of Trust. The Board is currently composed of five members, four of whom are Independent Trustees. The Board will meet at regularly scheduled meetings four times each year. In addition, the Board may hold special in-person or telephonic meetings or informal conference calls to discuss specific matters that may arise or require action between regular meetings. As described below, the Board has established an audit committee (the “Audit Committee”) and a governance and nominating committee (the “Governance and Nominating Committee”) and may establish ad hoc committees or working groups from time to time to assist the Board in fulfilling its oversight responsibilities.

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The Board has appointed August William Ritter, Jr., an Independent Trustee, to serve in the role of Chairperson. The Chairperson’s role is to preside, if present, at meetings of the Board and to act as liaison with the Adviser, other service providers, counsel, and other Trustees generally between meetings. The Chairperson serves as a key point person for dealings between management and the Trustees. The Chairperson also participates in the preparation of the agenda for meetings of the Board and the identification of information to be presented to the Board with respect to matters to be acted upon by the Board. The Chairperson may also perform such other functions as may be delegated by the Board from time to time. Generally, the Board believes it best to have an Independent Chairperson of the Board, who together with the President (Principal Executive Officer), are seen by Fund shareholders, business partners, and other stakeholders as providing strong leadership. The Board considers having an Independent Trustee as Chairperson to be integral to promoting effective independent oversight of the Fund’s operations and meaningful representation of the shareholders’ interests. The Board also believes that having a super-majority of Independent Trustees is appropriate and in the best interest of the Fund’s shareholders. Nevertheless, the Board also believes that having an interested Trustee serve on the Board brings corporate and financial viewpoints that are, in the Board’s view, helpful elements in its decision-making process and also provide the Board with the perspective of the Adviser in managing and sponsoring the Fund. The Board believes that its Chairperson, the independent chairs of the Audit Committee and the Governance and Nominating Committee, and, as an entity, the full Board, provide effective leadership that is in the best interests of the Fund and its shareholders. The leadership structure of the Board may be changed, at any time and in the discretion of the Board, including in response to changes in circumstances or the characteristics of the Fund.

The Fund is subject to a number of risks, including investment, compliance, operational, and valuation risks, among others. Risk oversight forms part of the Board’s general oversight of the Fund and will be addressed as part of various Board and committee activities. Daily risk management functions are subsumed within the responsibilities of the Adviser, and other service providers (depending on the nature of the risk), which carry out the Fund’s investment management and business affairs. The Adviser and other service providers employ a variety of processes, procedures, and controls to identify various events or circumstances that give rise to risks, to lessen the probability of their occurrence and/or to mitigate the effects of such events or circumstances if they do occur. Each of the Adviser and other service providers has their own independent interests in risk management, and their policies and methods of risk management will depend on their functions and business models. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board will require senior officers of the Fund, including the President/Principal Executive Officer, Treasurer/Principal Financial Officer, Secretary, and Chief Compliance Officer, and the Adviser, to report to the full Board on a variety of matters at regular and special meetings of the Board, including matters relating to risk management. The Board and the Audit Committee will also receive regular reports from the Fund’s independent registered public accounting firm on internal control and financial reporting matters. The Board will also receive reports from certain of the Fund’s other primary service providers on a periodic or regular basis, including the Fund’s custodian, distributor, sub-administrator, and securities lending counterparty. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Committees of the Board of Trustees

Audit Committee. The Board has formed an Audit Committee that is responsible for overseeing the Fund’s accounting and financial reporting policies and practices, its internal controls, and, as appropriate, the internal controls of certain service providers; overseeing the quality and objectivity of the Fund’s financial statements and the independent audit of those financial statements; and acting as a liaison between the Fund’s independent auditors and the full Board. In performing its responsibilities, the Audit Committee will select and recommend annually to the entire Board a firm of independent certified public accountants to audit the books and records of the Fund for the ensuing year, and will review with the firm the scope and results of each audit. The Audit Committee currently consists of each of the Fund’s Independent Trustees and is chaired by Karen Caldwell. The Audit Committee met twice during the last fiscal year.

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Governance and Nominating Committee. The Board has formed a Governance and Nominating Committee that is responsible for overseeing and making recommendations to the full Board or the Independent Trustees, as applicable, with respect to the governance of the Fund, selection and nomination of Trustees, compensation of Trustees, and related matters. The Governance and Nominating Committee will consider recommendations for Trustee nominees from shareholders sent to the Secretary of the Trust, The Governance and Nominating Committee. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of Trustees, as well as information sufficient to evaluate the recommended nominee’s ability to meet the responsibilities of a Trustee of the Trust. Nomination submissions must be accompanied by a written consent of the individual to be named as a nominee and to serve as a Board member if elected, and such additional information must be provided regarding the recommended nominee as reasonably required by the Governance and Nominating Committee. The Governance and Nominating Committee currently consists of each of the Fund’s Independent Trustees and is chaired by August William Ritter, Jr. The Governance and Nominating Committee did not hold any meetings during the last fiscal year.

Trustee Ownership of Securities

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies
Karen Caldwell	$50,001-$100,000	$50,001-$100,000
Brent L. Henry	$0	$0
Rose McKinney-James	$0	$0
August William Ritter, Jr.	$1-$10,000	$1-$10,000

Trustee Compensation

In consideration of the services rendered by the Independent Trustees, the Fund pays each Independent Trustee an annual retainer of $20,000, payable quarterly. Trustees that are interested persons will not be compensated by the Fund. The Trustees do not receive any pension or retirement benefits.

The table below details the amount of compensation the Trustees received from the Fund during the most recently completed fiscal year ended September 30. There are currently no other funds within the Fund’s Fund Complex.

Name of Trustee	Trustee Since	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Trustee
INDEPENDENT TRUSTEES
Karen Caldwell	2021	$14,959	None	None	$14,959
Brent L. Henry	2021	$14,959	None	None	$14,959
Rose McKinney-James	2021	$14,959	None	None	$14,959
August William Ritter, Jr.	2021	$14,959	None	None	$14,959
INTERESTED TRUSTEES
Kevin Conroy	2021	$0	None	None	$0

CODES OF ETHICS

The Fund and the Adviser have each adopted a code of ethics pursuant to Rule 17j-1 of the 1940 Act, which is designed to prevent affiliated persons of the Fund and the Adviser from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund. The codes of ethics permit persons subject to them to invest in securities, including securities that may be held or purchased by the Fund, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

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The codes of ethics are included as exhibits to the Fund’s registration statement filed with the SEC. The codes of ethics are available on the EDGAR database on the SEC’s website at http://www.sec.gov, and may be obtained after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated responsibility for decisions regarding proxy voting for securities held by the Fund to the Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. Copies of the Adviser’s proxy policies and procedures are included as Appendix A to this SAI. The Board will periodically review the Fund’s proxy voting record.

The Fund will be required to file Form N-PX, with its complete proxy voting record for the twelve months ended June 30, no later than August 31 of each year. The Fund’s Form N-PX filing will be available: (i) without charge, upon request, by calling the Fund at 844-4-Finite (844-434-6483) or (ii) by visiting the SEC’s website at www.sec.gov.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

A principal shareholder is any person who owns of record or beneficially 5% or more of any class of the Fund’s outstanding equity securities. A control person is one who owns beneficially, either directly or through controlled companies, more than 25% of the voting securities of the Fund or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund.

As of September 30, 2022, the following shareholders of record owned 5% or more of the outstanding shares of the Fund.

Name & Address	Shares	Percentage of Fund Share Class
R. David Kretschmer & Maria E Kretschmer JTWROS 7238 Shagbark LN College Gove, TN 37046-8800	100,233.072	33.25%
Schaeffer Revocable Family Trust U/A Leonard Schaffer Trustee 233 Wilshire Blvd Ste 700 Santa Monica, CA 90401	100,233.072	33.25%
Forge Trust CO/FBO Graham Arthur Richard 1160 Industrial Road Ste 1 San Carlos CA 94070	25,439.867	8.44%

INVESTMENT MANAGEMENT AND OTHER SERVICES

The Adviser

Finite Management, LLC (“Finite” or the “Adviser”), located at 2425 Olympic Boulevard Suite 4020-W Santa Monica, CA 90404, serves as the investment adviser of the Fund and is responsible for determining and implementing the Fund’s overall investment strategy, including direct investments. The Adviser, a private, independently owned Delaware limited liability company organized in 2020, was formed specifically to provide investment advisory services with respect to investments in sustainable assets. The Adviser is an investment adviser registered with the SEC under the Investment Advisers Act of 1940 (the “Advisers Act”). Subject to the general supervision of the Board, and in accordance with the investment objective and policies of the Fund, the Adviser has been engaged to continuously furnish an investment program with respect to the Fund and to furnish such other services necessary to sponsor and manage the Fund that are not specifically delegated to other service providers of the Fund, including overseeing the work that is delegated to other service providers of the Fund. The Adviser provides such services to the Fund pursuant to an investment management agreement (the “Investment Management Agreement”).

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The Investment Management Agreement provides that, in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser, or reckless disregard of its obligations and duties thereunder, the Adviser will not be liable to the Fund or to any Shareholder of the Fund for any act or omission in the course of, or connected with, rendering services thereunder. The Investment Management Agreement also provides for indemnification by the Fund, to the fullest extent permitted by law, of the Adviser, its affiliates and any of their respective partners, members, directors, officers, employees, and shareholders from and against any and all claims, liabilities, damages, losses, costs, and expenses that arise out of or in connection with the performance or non-performance of or by such person of any of the Adviser’s responsibilities under the Investment Management Agreement, provided that such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Fund, and so long as the liability or expense is not incurred by reason of the person’s willful misfeasance, bad faith, or gross negligence or reckless disregard of such person’s obligations under the Investment Management Agreement.

In consideration of the advisory and other services provided by the Adviser to the Fund under the Investment Management Agreement, the Fund will pay the Adviser an investment management fee (the “Management Fee”) at the annual rate of 1.25% of the average daily managed assets of the Fund (or such lesser amount as the Adviser may from time to time agree to receive). “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes and any preferred stock that may be outstanding). The Management Fee is paid to the Adviser out of the Fund’s assets and decreases the net profits or increases the net losses of the Fund. The Management Fee will be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board may determine and specify in writing to the Adviser.

To the extent the Adviser receives compensation for providing management services to a Subsidiary, (i) the Adviser will not receive compensation from the Fund in respect of the assets of the Fund that are invested in the Subsidiary (i.e., the compensation paid to the Adviser for services to the Fund will be calculated based on the Fund’s average daily managed assets excluding the managed assets of the Subsidiary), and (ii) any such compensation is determined as a percentage of the average daily managed assets of the Subsidiary at the same rate and in the same manner as under the Investment Management Agreement. The Adviser does not currently receive a management fee from any Subsidiary.

The table below provides the compensation paid to the Adviser by the Fund, including any fee waivers and expense reimbursements made by the Adviser during the fiscal year indicated:

Fiscal Year Ended September 30	Management Fees Accrued	Management Fee Waivers	Expense Reimbursements	Net Management Fees Received by Adviser
2022	23,881	(777,248)	—	(753,367)

Conflicts of Interest

The Adviser may from time to time engage in financial advisory activities that are independent from, and may conflict with, those of the Fund. In the future, there might arise instances where the interests of the Adviser conflict with the interests of the Fund. The Adviser may from time to time provide services to, invest in, advise, sponsor and/or act as investment manager to investment vehicles and other persons or entities (including prospective investors in the Fund), which may have structures, investment objectives and/or policies that are similar to (or different than) those of the Fund, and which may compete with the Fund for investment opportunities. In addition, the Adviser and its respective clients may from time to time invest in securities that would be appropriate for the Fund and may compete with the Fund for investment opportunities. By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

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Although the Adviser will seek to allocate investment opportunities among the Fund and its other clients in a fair and reasonable manner, there can be no assurance that an investment opportunity which comes to the attention of the Adviser will be appropriate for the Fund or will be referred to the Fund. The Adviser is not obligated to refer any investment opportunity to the Fund.

The Finite investment team may from time to time manage separate accounts or other pooled investment vehicles that may have materially higher or different fee arrangements than the Fund and may also be subject to performance-based fees. The side-by-side management of these separate accounts and pooled investment vehicles, if any, may raise potential conflicts of interest relating to cross-trading and the allocation of investment opportunities. The Adviser has a fiduciary responsibility to manage all client accounts in a fair and equitable manner. The Adviser seeks to provide best execution of all securities transactions and to allocate investments to client accounts in a fair and reasonable manner. To this end, the Adviser has developed policies and procedures designed to mitigate and manage the potential conflicts of interest that may arise from side-by-side management. There is no guarantee, however, that the policies and procedures adopted by the Adviser and the Fund will be able to detect and/or prevent every situation in which an actual or potential conflict may appear.

These potential conflicts include:

Allocation of Limited Time and Attention. The Fund substantially relies on the Adviser to manage the day-to-day activities of the Fund and to implement the Fund’s investment strategy. The Adviser may in the future be involved with activities that are unrelated to the Fund. For example, the Adviser is not restricted from forming additional investment funds, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with the Fund and/or may involve substantial time and resources of the Adviser. These activities could be viewed as creating a conflict of interest in that the time and effort of the Adviser and its officers and employees will not be devoted exclusively to the Fund’s business but will be allocated between the Fund and the management of the assets of other clients of the Adviser. The Adviser and its employees will devote only as much of their time to the Fund’s business as the Adviser and its employees, in their judgment, determine is reasonably required, which may be substantially less than their full time. Therefore, the Adviser and its employees may experience conflicts of interest in allocating management time, services and functions among the Fund and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other entities than to the Fund.

Nevertheless, the Fund believes that the members of the Adviser’s senior management and the other key professionals have sufficient time to fully discharge their responsibilities to the Fund and to the other businesses in which they are involved. The Fund believes that its executive officers will devote the time required to manage the business and expect that the amount of time a particular executive officer devotes to the Fund will vary during the course of the year and depend on the Fund’s business activities at the given time.

A portfolio manager who is responsible for managing multiple client accounts may devote unequal time and attention to the management of those accounts. As a result, the portfolio manager may not be able to formulate as complete a strategy or identify equally attractive investment opportunities for each of the accounts as might be the case if he were to devote substantially more attention to the management of a single account. The effects of this potential conflict may be more pronounced where accounts overseen by a particular portfolio manager have different investment strategies.

Compensation Arrangements. The Adviser will receive fees from the Fund in return for its services, and these fees could influence the advice provided by the Adviser. Among other matters, the compensation arrangements could affect the Adviser’s judgment with respect to offerings of equity by the Fund, which allow the Adviser to earn increased Management Fees. In addition, while the Fund is using leverage, the amount of the fees paid to the Adviser for investment advisory and management services are higher than if the Fund did not use leverage because the fees paid are calculated based on the Fund’s Managed Assets, which include assets purchased with borrowings or leverage. Therefore, the Adviser has a financial incentive to leverage the Fund, which creates a conflict of interest between the Adviser on the one hand and the Shareholders of the Fund on the other.

Allocation of Limited Investment Opportunities. If a portfolio manager identifies a limited investment opportunity that may be suitable for multiple clients, the opportunity may be allocated among these several clients, which may limit the Fund’s ability to take full advantage of the investment opportunity.

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As a result of regulations governing the ability of certain clients of the Adviser to invest side-by-side, it is possible that the Fund may not be permitted to participate in an investment opportunity at the same time as another fund or another client of the Adviser. These limitations may limit the scope of investment opportunities that would otherwise be available to the Fund. The decision as to which funds or other clients of the Adviser may participate in any particular investment opportunity will take into account the suitability of the investment opportunity for, and the strategy of, the applicable funds or other clients. It is possible that the Fund may be prevented from participating due to such investment opportunity being more appropriately within the primary strategy of another fund or other client of the Adviser.

Conflicts of Interest Among Strategies. At times, a portfolio manager may determine that an investment opportunity may be appropriate for only some of the clients for which he exercises investment responsibility or may decide that certain of the clients should take differing positions with respect to a particular security. In these cases, the portfolio manager may place separate transactions for one or more clients, which may affect the market price of the security or the execution of the transaction, or both, to the detriment or benefit of one or more other clients. Similarly, the Adviser or its personnel may take positions that are different from those taken by one or more clients. Conflicts may also arise in cases when clients invest in different parts of an issuer’s capital structure, including circumstances in which one or more clients own private securities or obligations of an issuer and other clients may own public securities of the same issuer. Actions by investors in one part of the capital structure could disadvantage investors in another part of the capital structure. In addition, purchases or sales of the same investment may be made for two or more clients on the same date. There can be no assurance that a client will not receive less (or more) of a certain investment than it would otherwise receive if this conflict of interest among clients did not exist. In effecting transactions, it may not be possible, or consistent with the investment objectives of clients, to purchase or sell securities at the same time or at the same prices.

Selection of Brokers/Dealers. Portfolio managers may be able to select or influence the selection of the brokers and dealers that are used to execute securities transactions for the clients that they supervise. In addition to executing trades, some brokers and dealers provide portfolio managers with brokerage and research services (as those terms are defined in Section 28(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), which may result in the payment of higher brokerage fees than might have otherwise been available. These services may be more beneficial to certain funds than to others.

Related Business Opportunities. The Adviser or its affiliates may provide more services (such as distribution or recordkeeping) for some types of clients than for others. In such cases, a portfolio manager may benefit, either directly or indirectly, by devoting disproportionate attention to the management of clients that provide greater overall returns to the Adviser and its affiliates.

Investments by Adviser or Related Entities. The Adviser or a related entity may make investments in alternative lending-related securities for its or their own accounts prior to the commencement of investment operations of the Fund in order to test the investment strategy and infrastructure of the Fund and its service providers. The Adviser or a related entity may make new investments for its or their own accounts in alternative lending-related securities following commencement of investment operations of the Fund. In addition, the Adviser or a related entity may invest in entities that may act as sources of leverage for the Fund. In addition, the Adviser or a related entity may from time to time make, equity investments in one or more companies that operate alternative lending platforms from which the Fund may purchase alternative lending-related securities.

Portfolio Managers

Kevin Conroy and David Kretschmer are jointly and primarily responsible for the daily management of the Fund.

Other Accounts Managed. The table below identifies the number of accounts (exclusive of the Fund) for which the Portfolio Managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles and other accounts.

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Kevin Conroy:

Total Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

David Kretschmer:

Total Other Accounts By Type	Total Number of Accounts by Account Type	Total Assets By Account Type (in millions)	Number of Accounts by Type Subject to a Performance Fee	Total Assets By Account Type Subject to a Performance Fee (in millions)
Registered Investment Companies	0	0	0	0
Other Pooled Investment Vehicles	0	0	0	0
Other Accounts	0	0	0	0

Compensation. The Adviser seeks to provide a Lattice Compensation Plan (the “Lattice”) that aligns professional compensation with Finite’s mission and values and the overall investment success of our clients. The Lattice incorporates three components to arrive at the portfolio manager’s total compensation. Compensation is not based solely on the fees earned by the Adviser or the performance of the Fund in any one year; instead, the plan seeks to attract and retain high performers who embody the firm’s culture and prove their ability to generate attractive primarily financial returns for clients over the long term, with the secondary objective of environmental impact over the long term.

●	Base Salary is reviewed annually and can be modified based on the portfolio manager’s scope of responsibilities, work ethic, leadership, and various market factors.
●	Performance Bonus is determined by the portfolio manager’s contribution to creating successful outcomes for clients, and by extension, for the Adviser. The process is not formula-derived and will consider quantitative and qualitative factors, generally rewarding risk-adjusted performance over time.
●	Deferred Compensation enables Finite to reward key contributors for demonstrating merit through participation in our Long-Term Incentive Plan, which includes restricted stock units and options. Participation in Finite’s LTIP aligns the portfolio manager’s individual interests with the company and clients’ long-term success and creates a strong incentive to make decisions with a 100-year horizon.

Ownership of Securities in the Fund. The following table shows the dollar range of equity securities beneficially owned by the portfolio managers of the Fund as of the date of this SAI.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Kevin Conroy	$50,001-$100,000
David Kretschmer	$500,001-$1,000,000

Administrator, Fund Accounting, Transfer Agent

Gryphon Fund Group, LLC (the “Administrator,” the “Transfer Agent” or “Gryphon”), 3900 Park East Drive, #200, Beachwood, OH 44122, provides certain administrative, accounting, and transfer agency services to the Fund pursuant to the Fund Administration Servicing Agreement, the Fund Accounting Servicing Agreement, and the Transfer Agent Servicing Agreement, each of which is between the Fund and Gryphon (each a “Service Agreement” and, collectively, the “Service Agreements”). For its services under each Service Agreement, the Fund pays Gryphon a fee and separate fixed fees for certain services. The Fund also reimburses Gryphon for certain out-of-pocket expenses incurred on the Fund’s behalf. The fees are accrued and paid monthly by the Fund and the administrative fees are based on the average net assets for the prior month and subject to monthly minimums.

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Custodian

U.S Bank, N.A. (the “Custodian”) serves as the primary custodian of the assets of the Fund and may maintain custody of such assets with U.S. and non-U.S. sub-custodians (which may be banks and trust companies), securities depositories and clearing agencies in accordance with the requirements of Section 17(f) of the 1940 Act and the rules thereunder. Assets of the Fund are not held by the Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of the Custodian or U.S. or non-U.S. sub-custodians in a securities depository, clearing agency, or omnibus customer account of such custodian. The Custodian’s principal business address is 1555 North Rivercenter Drive, Milwaukee, Wisconsin 53212.

Independent Registered Public Accounting Firm

KPMG LLP, serves as the Fund’s independent registered public accountant. KPMG LLP provides audit services and certain tax compliance services. KPMG LLP is located at 191 West Nationwide Blvd., Suite 500, Columbus, Ohio 43215.

Counsel

FinTech Law, LLC serves as counsel to the Fund, and is located at 6244 Turpin Hills Drive, Cincinnati, OH 45244.

BROKERAGE ALLOCATION AND OTHER PRACTICES

The Adviser is responsible for the Fund’s portfolio decisions and the placing of the Fund’s portfolio transactions. The Adviser will seek best execution for securities transactions executed on the Fund’s behalf, so that the Fund’s total cost or proceeds in each transaction is the most favorable under the circumstances. In selecting brokers and dealers to effect transactions on behalf of the Fund, the Adviser will consider the full range and quality of a broker’s services in placing brokerage, including, among other things: execution capability, trading expertise, accuracy of execution, commission rates, reputation and integrity, fairness in resolving disputes, financial responsibility, and responsiveness.

The Adviser is specifically authorized to select brokers or dealers who also provide brokerage and research services to the Fund and/or the other accounts over which the Adviser exercises investment discretion, and to pay such brokers or dealers a commission in excess of the commission another broker or dealer would charge if the Adviser determines in good faith that the commission is reasonable in relation to the value of the brokerage and research services provided. The determination may be viewed in terms of a particular transaction or the Adviser’s overall responsibilities with respect to the Fund and to other accounts over which it exercises investment discretion. In selecting a broker to effect transactions on behalf of the Fund, the Adviser may also consider the value of research provided by the broker; however, a broker’s sale or promotion of Shares will not be a factor considered by Adviser, nor will the Fund, the Adviser or the Distributor enter into any agreement or understanding under which the Fund directs brokerage transactions or revenue generated by those transactions to brokers to pay for distribution of Shares. However, the Adviser may place portfolio transactions with brokers or dealers that promote or sell Shares so long as such placements are made pursuant to policies approved by the Board of Directors that are designed to ensure that the selection is based on the quality of the broker’s execution and not on its sales efforts.

Research services include supplemental research, securities and economic analyses, statistical services, and information with respect to the availability of securities or purchasers or sellers of securities, and analyses of reports concerning performance of accounts. The research services and other information furnished by brokers through whom the Fund effects securities transactions may also be used by the Adviser in servicing all of its accounts. Similarly, research and information provided by brokers or dealers serving other clients may be useful to the Adviser in connection with its services to the Fund. Although research services and other information are useful to the Fund and the Adviser, it may not be possible to place a dollar value on the research and other information received. It is the opinion of the Adviser that the review and study of the research and other information will not reduce the overall cost to the Adviser of performing its duties to the Fund under the Agreement.

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Over-the-counter transactions will be placed either directly with principal market makers or with broker-dealers, if the same or a better price, including commissions and executions, is available. Fixed income securities are normally purchased directly from the issuer, an underwriter, or a market maker. Purchases include a concession paid by the issuer to the underwriter and the purchase price paid to a market maker may include the spread between the bid and ask prices.

When the Fund and another of the Adviser’s clients seek to purchase or sell the same security at or about the same time, the Adviser may execute the transaction on a combined (“blocked”) basis. Blocked transactions can produce better execution for the Fund because of the increased volume of the transaction. If the entire blocked order is not filled, the Fund may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the Fund may not be able to obtain as large an execution of an order to sell or as high a price for any particular portfolio security if the other client desires to sell the same portfolio security at the same time. In the event that the entire blocked order is not filled, the purchase or sale will normally be allocated on a pro rata basis. The Adviser may adjust the allocation when, taking into account such factors as the size of the individual orders and transaction costs, the Adviser believes an adjustment is reasonable.

The Fund has no obligation to deal with any particular broker or dealer in the execution of its transactions, but has no present intention of using affiliated broker-dealers for Fund portfolio trades.

The Fund paid the following brokerage commissions during the following fiscal year:

Fiscal Year Ended September 30	Brokerage Commissions Paid by Fund
2022	$0

TAX STATUS

The following discussion of U.S. federal income tax consequences of investment in the Fund is based on the Code, U.S. Treasury regulations, and other applicable authority, as of the date of the preparation of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular shareholders. If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of the Fund, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and activities of the partnership. Shareholders (and partners in a partnership that is a shareholder) should consult their own tax advisors regarding their particular situation and the possible application of federal, state, local or non-U.S. tax laws.

Taxation of the Fund

The Fund intends to elect and intends to qualify and be treated each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things:

(a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies, and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below);

(b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and

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(c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid-generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax-exempt interest income for such year.

In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.

For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the Internal Revenue Service (“IRS”) with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above. In addition, if the Fund were to own 20% or more of the voting interests of a corporation, the Fund would be required to “look through” such corporation to its holdings and combine the appropriate percentage of such corporation’s assets with the Fund’s assets for purposes of satisfying the 25% diversification test described in (b)(ii) above. Gains from foreign currencies (including foreign currency options, foreign currency swaps, foreign currency futures, and foreign currency forward contracts) currently constitute qualifying income for purposes of the 90% gross income test, described in (a) above. However, the Treasury Department has the authority to issue regulations (possibly with retroactive effect) excluding from the definition of “qualifying income” the Fund’s foreign currency gains to the extent that such income is not directly related to the Fund’s principal business of investing in stock or securities.

The Fund’s investment strategy will potentially be limited by its intention to qualify for treatment as a regulated investment company. The tax treatment of certain of the Fund’s investments under one or more of the qualification or distribution tests applicable to RICs is not certain. An adverse determination or future guidance by the IRS might affect the Fund’s ability to qualify for such treatment.

If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund generally will not be subject to U.S. federal income tax on income distributed in a timely manner to its shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates (currently, at a flat rate of 21%), and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions could be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest, and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.

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The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income (computed without regard to the dividends paid deduction), any net tax-exempt income and any net capital gains. Investment company taxable income that is retained by the Fund will be subject to tax at regular corporate rates. The Fund may also retain for investment its net capital gain. If the Fund retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the Fund’s taxable year to its shareholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on properly-filed U.S. tax returns to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the shareholder’s gross income, under clause (i) of the preceding sentence, and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31, or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year), or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

If the Fund fails to distribute in a calendar year an amount at least equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending on October 31 of such year, plus any retained amount for the prior year, the Fund will be subject to a nondeductible 4% excise tax on the undistributed amounts. For these purposes, ordinary gains and losses from the sale, exchange or other taxable disposition of property that would be properly taken into account after October 31 are treated as arising on January 1 of the following calendar year. For purposes of the excise tax, the Fund will be treated as having distributed any amount on which it has been subject to corporate income tax in the taxable year ending within the calendar year. A dividend paid to shareholders in January of a year generally is deemed to have been paid on December 31 of the preceding year, if the dividend is declared and payable to shareholders of record on a date in October, November, or December of that preceding year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to do so.

Fund Distributions

Shareholders subject to U.S. federal income tax will be subject to tax on dividends received from the Fund, regardless of whether received in cash or reinvested in additional shares. Such distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. Distributions received by tax-exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.

For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes to shareholders on distributions of capital gains are determined by how long the Fund owned (and is treated for U.S. federal income tax purposes as having owned) the investments that generated them, rather than how long a shareholder has owned his or her shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) generally will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income, and shareholders will not be able to offset distributions of the Fund’s net short-term capital gains with capital losses that they recognize with respect to their other investments.

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As required by federal law, detailed U.S. federal income tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.

The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s “current and accumulated earnings and profits” (generally, the net investment income and net capital gains of the Fund with respect to that year), in which case the excess generally will be treated as a return of capital, which will be tax-free to the holders of the shares, up to and in reduction of the amount of the shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares.

Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years without expiration to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund must apply such carryforwards first against gains of the same character. The Fund’s available capital loss carryforwards, if any, will be set forth in its annual shareholder report for each fiscal year.

“Qualified dividend income” received by an individual shareholder will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by the Fund shareholder to be qualified dividend income, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend will not be treated as qualified dividend income (at either the Fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date that is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a passive foreign investment company.

In general, distributions of investment income reported by the Fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual, provided both the shareholder and the Fund meet the holding period and other requirements described above. If the aggregate qualified dividends received by the Fund during any taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than Capital Gain Dividends) will be eligible to be treated as qualified dividend income. It is unclear whether or to what extent distributions from the Fund will constitute qualified dividend income.

In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the 50% dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock) or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends-received deduction may otherwise be disallowed or reduced (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)). It is unclear whether or to what extent distributions from the Fund will qualify for the dividends-received deduction.

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Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.

Dividends and distributions on shares of the Fund are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s current and accumulated earnings and profits (generally, the Fund’s realized income and gains), even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the net asset value of the Fund reflects either unrealized gains, or realized undistributed income or gains, that were therefore included in the price the shareholder paid. The Fund may be required to distribute realized income or gains regardless of whether the Fund’s net asset value also reflects unrealized losses. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares.

Sale, Exchange, or Redemption of Shares

The repurchase, sale or exchange of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shareholder has held the shares for more than 12 months. Otherwise, the gain or loss will generally be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Shareholders who tender all of the shares they hold or are deemed to hold in response to a periodic repurchase offer (as described in the Prospectus) generally will be treated as having sold their shares and generally will recognize a capital gain or loss, as described in the preceding paragraph. However, if a shareholder tenders fewer than all of the shares it holds or is deemed to hold, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the redemption is treated as being either (i) “substantially disproportionate” with respect to such shareholder or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in its Fund shares, and thereafter as capital gain. Where a redeeming shareholder is treated as receiving a dividend, there is a risk that other shareholders of the Fund whose percentage interests in the Fund increase as a result of such redemption will be treated as having received a taxable distribution from the Fund.

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The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a RIC. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether the distribution requirements are satisfied.

Options, Futures, Forward Contracts, Swap Agreements, Hedges, Straddles, and Other Transactions

In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized (i) when the option contract expires, (ii) the option is exercised by the holder, or (iii) the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying security, the Fund generally will recognize capital gain or loss equal to (a) the sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the security. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying security. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. In either case, provided the tax treatment of an option transaction is not governed by Section 1256 of the Code (discussed further below), the gain or loss that may arise in respect of a termination of the Fund’s obligation under the option other than through the exercise of the option will be short-term gain or loss, depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

Certain covered call writing activities of the Fund may trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Very generally, where applicable, Section 1092 requires (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter, and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. Thus, the straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or fail to qualify for the 70% dividends-received deduction, as the case may be.

The tax treatment of certain positions entered into by the Fund, including regulated futures contracts, certain foreign currency positions and certain listed non-equity options, will be governed by section 1256 of the Code (“Section 1256 Contracts”). Gains or losses on Section 1256 Contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 Contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.

In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements) as well as any of its other hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., mark-to-market, notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital or as short-term or long-term, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities. These rules could therefore affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a Fund-level tax.

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Certain of the Fund’s investments in derivative instruments are likely to produce a difference between the Fund’s book income and the sum of its taxable income and net tax-exempt income (if any). If the Fund’s book income is less than the sum of its taxable income and net tax-exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid a Fund-level tax. If, in the alternative, the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income (if any), the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter, as gain from the sale or exchange of a capital asset.

Taxation of the Subsidiaries

It is currently expected that any wholly-owned Subsidiary will be a disregarded entity for U.S. federal income tax purposes. In the case of a Subsidiary that is a disregarded entity for such purposes (i) the Fund is treated as owning the Subsidiary’s assets directly; (ii) any income, gain, loss, deduction or other tax items arising in respect of the Subsidiary’s assets will be treated as if they are realized or incurred, as applicable, directly by the Fund; and (iii) any distributions the Fund receives from the Subsidiary will have no effect on the Fund’s U.S. federal income tax liability.

In the event the Fund owns or is deemed to own equity interests in operating businesses conducted in “pass-through” form (i.e., as a partnership for U.S. federal income tax purposes), income from such equity interests may not qualify for purposes of the RIC income tests under the Code, such equity interests may not qualify as securities for purposes of the RIC asset tests under the Code, and, as a result, the Fund may be required to hold such interests through a subsidiary corporation. In such a case, any income from such equity interests should not adversely affect the Fund’s ability to meet the RIC asset tests, although such income generally would be subject to U.S. federal income tax, which the Fund would indirectly bear through its ownership of such subsidiary corporation.

Investments in Other Investment Companies

If the Fund receives dividends from another investment company, including an ETF, that qualifies as a RIC, and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.

If the Fund receives dividends from such an investment company and the investment company reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the investment company.

Original Issue Discount, Pay-In-Kind Securities, and Market Discount

Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and all zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the amount of the original issue discount (“OID”) is treated as interest income and is included in the Fund’s taxable income (and required to be distributed by the Fund) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. Increases in the principal amount of inflation-indexed bonds will also be treated as OID.

Some debt obligations with a fixed maturity date of more than one year from the date of issuance, that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt security, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt security. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.

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Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price) or OID in the case of certain types of debt obligations. Generally, the Fund will be required to include the acquisition discount, or OID, in income (as ordinary income) over the term of the debt obligation, even though payment of that amount is not received until a later time (i.e., upon partial or full repayment or disposition of the debt security) or is received in kind rather than in cash. The Fund may make one or more of the elections applicable to debt obligations having acquisition discount, or OID, which could affect the character and timing of recognition of income.

In addition, payment-in-kind securities will give rise to income that is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.

If the Fund holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount that is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or if necessary, by liquidation of portfolio securities (including when it is not advantageous to do so). The Fund may realize gains or losses from such liquidations. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they would in the absence of such transactions.

Securities Purchased at a Premium

Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.

Higher-Risk Securities

Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether, when or to what extent the Fund should recognize market discount on a debt obligation; when the Fund may cease to accrue interest, OID or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; and how payments received on obligations in default should be allocated between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its eligibility for treatment as a regulated investment company and does not become subject to U.S. federal income or excise tax.

Issuer Deductibility of Interest

A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not be deductible to (and thus, may affect the cash flow of) the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend for purposes of the corporate dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent of the deemed dividend portion of such accrued interest. Interest paid on debt obligations owned by the Fund, if any, that are considered for U.S. tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer, possibly affecting the cash flow of the issuer.

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Tax-Exempt Shareholders

Income of a regulated investment company that would be UBTI if earned directly by a tax-exempt entity will not generally be attributed as UBTI to a tax-exempt shareholder of a regulated investment company. Notwithstanding this “blocking” effect, a tax-exempt shareholder could recognize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).

Non-U.S. Shareholders

The foregoing discussion generally relates only to U.S. Shareholders (as defined in the Prospectus). In general, the Fund’s dividends are not subject to a U.S. withholding tax when paid to a shareholder that is a Non-U.S. Shareholder (as defined in the Prospectus) to the extent properly reported by the Fund as (1) interest-related dividends or short-term capital gains dividends, each as defined below and subject to certain conditions described below, (2) Capital Gain Dividends or (3) distributions treated as a return of capital with respect to such Non-U.S. Shareholder.

The exception to withholding for “interest-related dividends” generally applies with respect to distributions (other than distributions to a Non-U.S. Shareholder (w) that does not provide a satisfactory statement that the beneficial owner is not a U.S. person, (x) to the extent that the dividend is attributable to certain interest on an obligation if the Non-U.S. Shareholder is the issuer or is a 10% shareholder of the issuer, (y) that is within certain foreign countries that have inadequate information exchange with the United States, or (z) to the extent the dividend is attributable to interest paid by a person that is a related person of the Non-U.S. Shareholder and the Non-U.S. Shareholder is a controlled foreign corporation) from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual Non-U.S. Shareholder, to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders (“interest-related dividends”). The exception to withholding for “short-term capital gain dividends” generally applies with respect to distributions (other than (a) distributions to an individual Non-U.S. Shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution or (b) distributions subject to special rules regarding the disposition of U.S. real property interests) of net short-term capital gains in excess of net long-term capital losses to the extent such distributions are properly reported by the Fund (“short-term capital gain dividends”). The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders. These exemptions from withholding will not be available to Non-U.S. Shareholders of the Fund if it does not currently report its dividends as interest-related or short-term capital gain dividends. Non-U.S. Shareholders should contact their intermediaries regarding the application of these rules to their accounts.

Distributions by the Fund to Non-U.S. Shareholders other than Capital Gain Dividends, interest-related dividends, and short-term capital gain dividends (e.g., distributions attributable to dividends and foreign-source interest income) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).

Under U.S. federal tax law, a Non-U.S. Shareholder generally is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund or on Capital Gain Dividends, interest-related dividends and short-term capital gain dividends unless (i) such gain or dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States, (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the Non-U.S. Shareholder’s sale of shares of the Fund or to the Capital Gain Dividend the Non-U.S. Shareholder received (as described below).

Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “United States real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs generally are defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A Fund that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether a Fund is a QIE.

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If an interest in the Fund were a USRPI, a greater-than-5% Non-U.S. Shareholder or any Non-U.S. Shareholder if shares of the Fund are not considered regularly traded on an established securities market generally would be required to file a U.S. tax return in connection with the sale of its Fund shares, and pay related taxes due on any gain realized on the sale.

Moreover, if the Fund were a USRPHC or, very generally, had been one in the last five years, it would be required to withhold on amounts distributed to a greater-than-5% Non-U.S. Shareholder to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.

If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a Non-U.S. Shareholder attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s Non-U.S. Shareholders and would be subject to U.S. tax withholding. In addition, such distributions could result in the Non-U.S. Shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a Non-U.S. Shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the Non-U.S. Shareholder’s current and past ownership of the Fund.

Non-U.S. Shareholders of the Fund also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and payment obligations discussed above through the sale and repurchase of Fund shares.

Non-U.S. Shareholders should consult their tax advisors and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund. Non-U.S. Shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the Non-U.S. Shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a Non-U.S. Shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, Non-U.S. Shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein and are urged to consult their tax advisors.

In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-US status (including, in general, furnishing an IRS Form W-8BEN or Form W-8BEN-E, or substitute form). Non-U.S. Shareholders in the Fund should consult their tax advisors in this regard.

Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisors about their particular situation. A beneficial holder of Fund shares who is a Non-U.S. Shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the federal tax on income referred to above.

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Expenses Subject to 2% “Floor” and Special Pass-Through Rules

The Fund will not be considered to be a “publicly offered” RIC if it does not have at least 500 shareholders at all times during a taxable year and its Shares are not treated as continuously offered pursuant to a public offering. It is possible that the Fund will not be treated as a “publicly offered” RIC for one or more of its taxable years. Very generally, pursuant to Treasury Department regulations, expenses of a RIC that is not “publicly offered,” except those specific to its status as a RIC or separate entity (e.g., registration fees or transfer agency fees), are subject to special “pass-through” rules. These expenses (which include direct and certain indirect advisory fees) are treated as additional dividends to certain Fund shareholders (generally including other RICs that are not “publicly offered,” individuals and entities that compute their taxable income in the same manner as an individual). Historically, such expenses were deductible by those shareholders, subject to the 2% “floor” on miscellaneous itemized deductions and other significant limitations on itemized deductions set forth in the Code. For taxable years 2018 through 2025, miscellaneous itemized deductions are not deductible regardless of the amount. For taxable years beginning with 2026, miscellaneous itemized deductions will be deductible to the extent they exceed 2% of an individual’s adjusted gross income.

Backup Withholding

The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder (i) who fails to properly furnish the Fund with a correct taxpayer identification number, (ii) who has under-reported dividend or interest income, or (iii) who fails to certify to the Fund that he or she is not subject to such withholding. The backup withholding tax rate is 24%. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is furnished to the IRS.

Tax Basis Information

The Fund (or its administrative agent) must report to the IRS and furnish to the Fund shareholders the cost basis information and holding period for Fund shares. The Fund will permit Fund shareholders to elect from among several IRS-accepted cost basis methods, including average cost. In the absence of an election, shareholder cost basis will be determined under the default method selected by the Fund. The cost basis method a shareholder elects (or the cost basis method applied by default) may not be changed with respect to a redemption of shares after the settlement date of the redemption. Fund shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

Tax Shelter Reporting Regulations

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to the Fund’s shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Reporting and Withholding Requirements

Sections 1471-1474 of the Code and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA 30% of the distributions, other than distributions properly reported as Capital Gain Dividends, the Fund pays to shareholders. While FATCA withholding would have also required that the Fund withhold 30% of the gross proceeds of share redemptions or exchanges and certain Capital Gain Dividends it pays, recently proposed Treasury regulations eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury regulations until final Treasury regulations are issued. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to Non-U.S. Shareholders described above (e.g., Capital Gain Dividends).

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Each prospective investor is urged to consult its tax advisor regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary. In addition, foreign countries are considering, and may implement, laws similar in purpose and scope to FATCA, as more fully described above.

Shares Purchased through Tax-Qualified Plans

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisors to determine the suitability of shares of the Fund as an investment through such plans, and the precise effect of an investment on their particular tax situation.

DESCRIPTION OF THE TRUST

The Trustees are responsible for the management and supervision of the Fund. The Declaration of Trust permits the Trustees to issue an unlimited number of shares of beneficial interest of the Fund with or without par value as the Trustees shall determine (provided that unless the Trustees shall otherwise determine, all Shares shall have a par value of $0.001). Under the Declaration of Trust, the Trustees have the authority to create and classify shares of beneficial interest in separate series and classes without further action by shareholders.

The shares of the Fund represent an equal beneficial interest in the net assets attributable to such shares of the Fund. The Shareholders shall have power to vote only (i) for the election or removal of Trustees as and to the extent provided in the Declaration of Trust, (ii) with respect to such additional matters relating to the Trust as may be required by federal law including the 1940 Act, or any registration of the Trust with the Commission (or any successor agency) or any state and (iii) as the Trustees may otherwise consider necessary or desirable in their sole discretion. Different series of the Fund, if any, may bear different expenses. Unless otherwise required by the 1940 Act or the Declaration of Trust, the Fund has no intention of holding annual meetings of shareholders.

Pursuant to the By-Laws, special meetings of the shareholders may be called at any time by the President, and shall be called by the President or the Secretary at the request, in writing or by resolution, of a majority of the Trustees However, at any time that less than a majority of the Trustees holding office were elected by the shareholders, the Trustees will call a special meeting of shareholders for the purpose of electing Trustees.

In the event of liquidation, shareholders of each class (if more than one class is outstanding) are entitled to share pro rata in the net assets of the Fund available for distribution to these shareholders. Shares entitle their holders to one vote per share (and fractional votes for fractional shares), are freely transferable in accordance with the procedures set forth in the Declaration of Trust and have no preemptive, subscription or conversion rights. When issued, shares are fully paid and non-assessable.

The Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund. The Declaration of Trust further provides for indemnification out of the Fund’s property for all loss and expense of any shareholder held personally liable for the obligations of the Fund by reason of owning shares of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which the disclaimer is inoperative and the Fund itself would be unable to meet its obligations.

The Declaration of Trust further provides that the Board will not be liable for errors of judgment or mistakes of fact or law. However, nothing in the Declaration of Trust protects a Trustee against any liability to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office. The Declaration of Trust provides for indemnification by the Fund of Trustees and officers of the Fund; however, such persons may not be indemnified against any liability to the Fund or the Fund’s shareholders to whom he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

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The fund’s by-laws state that unless the Fund consents in writing to the selection of an alternative forum, the sole and exclusive forums for any Shareholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Fund; (ii) any action asserting a claim or breach of a fiduciary duty owed by any Trustee, officer, or employee, if any, of the Fund to the Fund or the Fund’s Shareholders or its beneficial owners; (iii) any action asserting a claim against the Fund, its Trustees, officers, or employees, if any, arising pursuant to any provision of the Delaware Statutory Trust Act or the Fund’s Declaration of Trust or By-Laws; or (iv) any action asserting a claim against the Fund, its Trustees, officers, or employees, if any, governed by the internal affairs doctrine shall be a state or federal court located within the State of Delaware. The Fund’s by-laws also state that any person or entity that is a shareholder of the Fund shall be deemed to have notice of and consented to the foregoing provision of the Fund’s By-Laws.

The Fund reserves the right to reject any purchase order application that conflicts with the Fund’s internal policies or the policies of any regulatory authority. To prevent check fraud, the Fund will neither accept third party checks, Treasury checks, credit card checks, traveler’s checks, or starter checks for the purchase of shares, nor post-dated checks, post-dated on-line bill pay checks, or any conditional purchase order or payment. All checks returned by the post office as undeliverable will be reinvested at NAV in the Fund from which a redemption was made or dividend paid. Information provided on the account application may be used by the Fund to verify the accuracy of the information or for background or financial history purposes. A joint account will be administered as a joint tenancy with right of survivorship, unless the joint owners notify the transfer agent of a different intent. A shareholder’s account is governed by the laws of the State of Delaware. For telephone transactions, the transfer agent will take measures to verify the identity of the caller, such as asking for name, account number, Social Security or other taxpayer ID number and other relevant information. If appropriate measures are taken, the transfer agent is not responsible for any loss that may occur to any account due to an unauthorized telephone call. Also, for your protection telephone redemptions are not permitted on accounts whose names or addresses have changed within the past 30 days. Proceeds from telephone transactions can only be mailed to the address of record.

ADDITIONAL INFORMATION

A registration statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC. The Prospectus and this SAI do not contain all of the information set forth in the registration statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the registration statement. A copy of the registration statement may be reviewed and copied on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov). Statements contained in the Fund’s Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

FINANCIAL

STATEMENTS

The Fund’s audited financial statements appearing in its annual shareholder report for the year ended September 30, 2022, are incorporated by reference in this SAI and have been so incorporated in reliance upon the report of KPMG LLP, the independent registered public accounting firm for the Fund, whose report is included in such annual shareholder report.

The annual shareholder report is available upon request and without charge by writing to the Fund at c/o Gryphon Fund Group, LLC, 3900 Park East Drive, #200, Beachwood, OH 44122.

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APPENDIX A

Finite Management, LLC Proxy Voting Policy

Finite has adopted the following proxy voting policies and procedures (the “Proxy Voting Policy”) for the voting of proxies on behalf of client accounts for which Finite has voting discretion by contract, including the Finite Funds. Under this Proxy Voting Policy, shares are to be voted in a timely manner and in the best interests of the client.

Finite’s CCO is responsible for monitoring compliance with these policies and procedures.

Pursuant to Section 12(d)(1)(E)(iii) of the investment Company Act of 1940, all proxies from Exchange Traded Funds (“ETFs”) or other Investment Companies voted by a Fund, registered in the name of the Fund, will have the following voting instructions typed on the proxy form: “Vote these shares in the same proportion as the vote of all other holders of such shares. The beneficial owner of these shares is a registered investment company.”

Routine issues will be voted with management in the majority of cases, while non-routine issues may be more frequently voted against management.

Routine issues include:

●	Uncontested elections of Directors, including the number and terms of office, attendance, and the number of meetings held.
●	Selection and ratification of auditors.
●	Stock splits, dividends, and fractional share issues.
●	Application for listing of securities.
●	Corporate name changes.
●	Employment issues.
●	Restore or eliminate pre-emptive rights.
●	Fees paid to auditors for consultants.
●	Business abroad.
●	Date, location of the annual meeting.
●	Contributions to charity or for education.
●	All other items which aren’t expected to have a material adverse effect on the price of stock.
●	Increases in authorized shares, common or preferred.

Non-Routine Issues include:

●	Pollution, environment, or conservation issues.
●	Acquisitions, mergers, and spin-offs.
●	Significant changes in the Articles of Incorporation or By-Laws, such as anti-takeover provisions, poison pills, and rights issues.
●	Proxy fight or other control contest.
●	Remuneration of management, directors, and employees. Employee Stock Option Plans.
●	Cumulative voting issues.
●	Golden parachute plans or any unusual compensation benefits to be awarded contingent upon the merger or acquisition of the particular company.

In exercising his or her discretion, the Finite Portfolio Manager for each client account where shares are held may take into account a variety of factors relating to the matter under consideration, the nature of the proposal and the company involved. As a result, the Portfolio Manager may vote in one manner in the case of one company and in a different manner in the case of another where, for example, the past history of the company, the character and integrity of its management, the role of outside directors, and the company’s record of producing performance for investors justifies a high degree of confidence in the company and the effect of the proposal on the value of the investment.

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Similarly, poor past performance, uncertainties about management and future directions, and other factors may lead the Portfolio Manager to conclude that particular proposals present unacceptable investment risks and should not be supported. The Portfolio Manager also evaluates proposals in context. A particular proposal may be acceptable standing alone, but objectionable when part of an existing or proposed package. Special circumstances may also justify casting different votes for different clients with respect to the same proxy vote.

Finite may occasionally be subject to conflicts of interest in the voting of proxies due to business or personal relationships with persons having an interest in the outcome of certain votes. For example, Finite may have business or personal relationships with other proponents of proxy proposals, participants in proxy contests, corporate directors or candidates for directorships. Finite may also be required to vote proxies for securities issued by its affiliates or on matters in which Finite has a direct financial interest, such as shareholder approval of a change in the advisory fees paid by a Fund.

Any conflict of interest must be resolved in the way that will most benefit the shareholders. Whether a relationship creates a material conflict will depend on the facts and circumstances. For example, even if the above listed persons do not attempt to persuade Finite how to vote, the “value of the relationship” to Finite may create a material conflict. If it is determined that the conflict of interest is not material, Finite may vote proxies notwithstanding the existence of a conflict. If the conflict of interest is determined to be material, either (i) the conflict shall be disclosed to the client and Finite shall follow the instructions of the client 0r (ii) Finite shall vote the issue in question based upon the recommendation of an independent third party under a contractual arrangement approved by the client. The CCO shall keep a record of all materiality decisions and report them to the client on an annual basis.

Finite has implemented the following process to administer proxy voting on behalf of our clients:

●	To avoid excessive storage space, Finite retains only one copy of each annual report and proxy statement received from the reporting companies. All others will not be retained.
●	All proxy ballots are collected and grouped with that company’s annual report and proxy statement.
●	Every proxy ballot is recorded via an Excel spreadsheet on the day of receipt by:
○	Broker/dealer/custodian and account number
○	Date received in office of Finite
○	Name of issues
○	CUSIP
○	Stock symbol
○	Meeting date
○	Brief summary of matter voted on
○	Whether the matter was proposed by the issuer or security holder
○	Whether the Adviser voted
○	How the Adviser voted (for, against, abstain)
○	Whether the Adviser cast its vote for or against management
○	Number of shares to be voted
○	Voting deadline
○	Shareholder name - where possible
●	Once the individual company’s proxies are received, that company is assigned to a designated Portfolio Manager.
●	Votes on non-routine matters and votes against a management’s recommendations with respect to securities other than ETFs or other investment companies are subject to approval by the proxy manager.

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●	After making his/her decision, the designated Portfolio Manager then electronically votes each ballot.
●	After voting the proxy ballots, an electronic confirmation of the vote(s) cast are sent to the CCO for his information and any comments.
●	All electronic confirmations are printed, matched, and attached (by group) with the actual proxy ballots (ballot groupings).
●	The reporting company’s annual report, proxy statement and ballot groupings are then be preserved and maintained and available for retrieval if requested by any client/shareholder.

Finite prepares and maintains the following records of its proxy voting:

●	The proxy voting policies and procedures;
●	Copies of proxy statements Finite received for client securities;
●	A record of each vote Finite cast on behalf of a client;
●	A copy of any document Finite created that was material to making a decision on how to vote proxies on behalf of a client or that memorializes the basis for that decision; and
●	A copy of each written client request for information on how Finite voted proxies on behalf of the client, and a copy of any written response by Finite to any (written or oral) client request for that information on behalf of the requesting client.

Clients are informed how they may obtain these proxy voting policies and procedures through Finite’s Part 2A of Form ADV and in the annual shareholder’s report for Funds managed by Finite (as required).

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THE FINITE SOLAR FINANCE FUND

PART C – OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1. Financial Statements.

Part A:	Financial Highlights for the fiscal year ended 2022

Part B:

Incorporated into Part B by reference to the Registrant’s most recent Certified Shareholder Report on Form N-CSR, filed December 7, 2022 (File No. 811-23638)

Schedule of Investments as of September 30, 2022

Statement of Assets and Liabilities as of September 30, 2022

Statement of Operations for the fiscal year ended September 30, 2022

Statements of Changes in Net Assets for the fiscal period ended September 30, 2022

Statement of Cash Flows for the fiscal year ended September 30, 2022

Notes to Financial Statements

Report of Independent Registered Public Accounting Firm, dated November 29, 2022

2. Exhibits

(a)	(1)	Certificate of Trust, incorporated herein by reference to Registrant’s Registration Statement on Form N-2 filed on February 10, 2021.

	(2)	Certificate of Amendment to Certificate of Trust, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

	(3)	Second Amended and Restated Agreement and Declaration of Trust, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

(b)		By-Laws, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

(c)		None

(d)		Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Second Amended and Restated Agreement and Declaration of Trust

(e)		Dividend Reinvestment Plan, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

(f)		None

(g)		Investment Advisory Agreement, dated October 15 2021, between the Registrant and Finite Management, LLC, filed herewith.

(h)		Distribution Agreement, dated November 8, 2021, between the Registrant and Foreside Fund Services, LLC, filed herewith.

(i)		None

(j)		Custodian Agreement, dated November 11, 2021, between the Registrant and U.S. Bank National Association, filed herewith.

(k)	(1)	Expense Limitation and Reimbursement Agreement, dated November 15, 2021, between the Registrant and Finite Management, LLC, filed herewith.

	(2)	Master Fund Services Agreement, dated August 18, 2022, between the Registrant and Gryphon17, LLC, filed herewith.

(l)		Consent of Counsel, filed herewith.

(m)		None

(n)		Consent of Independent Registered Public Accounting Firm, filed herewith.

(o)		None

(p)		Form of Subscription Agreement between Registrant and Kevin Conroy, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

(q)		None

(r)	(1)	Code of Ethics of the Fund, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

	(2)	Code of Ethics of the Adviser, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

(s)		Powers of Attorney for Trustees, incorporated herein by reference to Registrant’s Pre-Effective Amendment No. 2 to Registration statement on Form N-2 filed November 18, 2021.

Item 26.	Marketing Arrangements

Not Applicable

Item 27.	Other Expenses of Issuance and Distribution

Not applicable

Item 28.	Persons Controlled by or Under Common Control with Registrant

None

Item 29.	Number of Holders of Securities

Title of Class	Number of Record Holders*
Shares of Beneficial Interest, par value $0.001 per share	90

Item 30.	Indemnification

The Registrant’s Amended and Restated Agreement and Declaration of Trust, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees, officers, employees and other “Covered Persons” (including their respective heirs, assigns, successors or other legal representatives) to the fullest extent permitted by law, including advancement of payments of all expenses incurred in connection with the preparation and presentation of any defense (subject to repayment obligations in certain circumstances).

Each of the Registrant’s Form of Distribution Agreement and Form of Dealer Agreement, each incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of the Trustees and officers under certain circumstances.

Further, the Form of Investment Management Agreement with Finite, incorporated herein by reference, contains provisions limiting the liability, and providing for indemnification, of Finite and its personnel under certain circumstances.

The Registrant’s Trustees and officers are insured under a standard investment company errors and omissions insurance policy covering loss incurred by reason of negligent errors and omissions committed in their official capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “1933 Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which the investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, trustee, officer, employee, partner or director, is set forth in the Registrant’s prospectus in the section entitled “Management of the Fund.” Information as to the members and officers of the Adviser is included in its Form ADV as filed with the SEC (File No. 801-122559), and is incorporated herein by reference.

Item 32.	Location of Accounts and Records

The Fund’s accounts, books and other documents are currently located at the offices of the Fund’s Custodian, Administrator and Transfer Agent.

All accounts, books, and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained at the offices of (1) the Registrant’s Administrator, (2) the Adviser and/or (3) the Custodian. The address of each is as follows:

(1)	Gryphon Fund Services, LLC, 3900 Park Est Drive, #200, Beachwood, OH 44122
(2)	Finite Management, LLC, 2425 Olympic Blvd, Suite 4020-W, Santa Monica, CA 90404
(3)	U.S Bank, N.A., 1555 North Rivercenter Drive, Milwaukee, Wisconsin 53212

Item 33.	Management Services

Not Applicable

Item 34.	Undertakings

1)	Not Applicable
2)	Not Applicable
3)	The Registrant undertakes:

a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
	i)	To include any prospectus required by Section 10(a)(3) of the 1933 Act;
	ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
	iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
b)	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
d)	That, for the purpose of determining liability under the 1933 Act to any purchaser:
	i)	if the Registrant is relying on Rule 430B:
		A.	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
		B.	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
	ii)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e)	That for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

	i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;
	ii)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
	iii)	the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
	iv)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4)	The Registrant undertakes:
a)

for the purpose of determining any liability under the 1933 Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and 65 contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the 1933 Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

b)	for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
5)	Not Applicable.
6)	Insofar as indemnification for liabilities arising under the 1933 Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue
7)	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 27th day of January, 2023.

THE FINITE SOLAR FINANCE FUND

By:	/s/ Kevin Conroy
Kevin Conroy
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the 27th day of January, 2023.

Signature	Title	Date

/s/ Kevin Conroy
Kevin Conroy	President (Principal Executive Officer)	January 27, 2023

/s/ David Kretschmer
David Kretschmer	Treasurer (Principal Financial Officer)	January 27, 2023

/s/ Kevin Conroy
Kevin Conroy	Trustee	January 27, 2023

*
Karen Caldwell	Trustee	January 27, 2023

*
Brent L. Henry	Trustee	January 27, 2023

*
Rose McKinney-James	Trustee	January 27, 2023

*
August William Ritter, Jr.	Trustee	January 27, 2023

*	By:	/s/ Kevin Conroy
Kevin Conroy
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description
(g)	Investment Advisory Agreement
(h)	Distribution Agreement
(j)	Custodian Agreement
(k)(1)	Expense Limitation and Reimbursement Agreement
(k)(2)	Master Fund Services Agreement
(l)	Consent of Counsel
(n)	Consent of Independent Registered Public Accounting Firm